Form 20-F
period 2024-12-31
Huachen AI Parking Management Technology Holding Co., Ltd
filed 2025-05-15
CIK 1958399

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number: 001-42505

Huachen AI Parking Management Technology Holding Co., Ltd

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

No.1018 Haihe Road, Dushangang Town

Pinghu City, Jiaxing

Zhejiang Province, China

(Address of principal executive offices)

Bin Lu
+86 68368658
No.1018 Haihe Road, Dushangang Town

Pinghu City, Jiaxing

Zhejiang Province, China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.00000125 per share	HCAI	The Nasdaq Stock Market LLC Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 30,000,000 ordinary shares issued and outstanding as of December 31, 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes  ☐ No

i

INTRODUCTION

Throughout this annual report, unless the context indicates otherwise, references to “we,” “us,” “our,” “Huachen Cayman,” “our Company,” and the “Company” are to Huachen AI Parking Management Technology Holding Co., Ltd, a Cayman Islands exempted company, and when describing Huachen Cayman’s consolidated financial information for the fiscal years December 31, 2024, 2023 and 2022, also include Huachen Cayman’s subsidiaries. References to “PRC subsidiaries” are to Huachen Cayman’s subsidiaries established under the laws of the PRC. References to “Operating Subsidiaries” are to Zhejiang Hua Chen Tech, Shanghai TD Manufacturing, Shanghai TD Parking, Shanghai TD Parking, Shanghai Yufeng, Shanghai TP Parking, and Shanghai TD Installation.

●	Huachen HK refers to Hua Chen Intelligent Technology Co. Limited, an entity incorporated under the laws and regulations in Hong Kong and a wholly-owned subsidiary of Huachen Cayman.

●	“Hua Chen WFOE” refers to Huachen AI Technology (Zhejiang) Co., Ltd. (华谌人工智能科技（浙江）有限公司), a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of Hua Chen Intelligent Technology Co. Limited.

●	“Ordinary Shares” refers to ordinary shares of Huachen Cayman with par value $0.00000125 per share.

●	“RMB” refers to Renminbi, or the legal currency of the PRC.

●	“Shanghai TD Manufacturing” refers to Shanghai Tiandidaochuan Parking Equipment Manufacturing Co., Ltd. (上海天地岛川停车设备制造有限公司), a limited liability company organized under the laws of the PRC and a majority-owned subsidiary of Zhejiang Huachen Technology Co., Ltd (浙江华谌科技有限公司).

●	“Shanghai TD Parking” refers to Shanghai Tiandiricheng Parking Lots Management Co., Ltd. (上海天地日成停车场管理有限公司), a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of Shanghai TD Manufacturing.

●	“Shanghai Yufeng” refers to Shanghai Yufeng Information Technology Co., Ltd. (上海舆丰信息科技有限公司), a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of Shanghai TD Manufacturing.

●	“Shanghai TP Parking” refers to Shanghai Tiandi Puji Parking Management Co., Ltd. (上海天地浦机停车场管理有限公司), a limited liability company organized under the laws of the PRC and a wholly -owned subsidiary of Shanghai TD Parking.

●	“Shanghai TD Installation” refers to Shanghai Tiandidaochuan Parking Equipment Installation Co., Ltd. (上海天地岛川停车设备安装有限公司), a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of Shanghai TD Parking.

●	“Zhejiang Xinfeng” refers to Zhejiang Xinfeng Trade Co., Ltd. (浙江馨丰贸易有限公司), a limited liability company organized under the laws of the PRC and a majority-owned subsidiary of Zhejiang Huachen Technology Co., Ltd (浙江华谌科技有限公司).

●	“U.S. dollars,” “$,” and “USD” refer to the legal currency of the United States.

●	“WFOE” refers to a wholly foreign-owned enterprise.

●	“Zhejiang Hua Chen Tech” refers to Zhejiang Huachen Technology Co., Ltd., a limited liability company organized under the laws of the PRC and a majority-owned subsidiary of Hua Chen WFOE.

●	“Zhejiang TD Parking” refers to Zhejiang Tiandidaochuan Parking Equipment Co., Ltd. (浙江天地岛川停车设备有限公司), a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of Shanghai TD Manufacturing.

Huachen Cayman is a Cayman holding company. Our business is conducted by our Operating Subsidiaries, in China using RMB. Our consolidated financial statements are presented in U.S. dollars. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in U.S. dollars. These dollar references are based on the exchange rate of RMB to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars). This annual report contains translations of certain RMB amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	For the Years Ended
	December 31,
	2024	2023	2022
Year-end spot rate	US$1=7.2993	US$1=RMB 7.0827	US$1=RMB 6.8972
Average rate	US$1=7,1957	US$1=RMB 7.0467	US$1=RMB 6.7290

We have relied on statistics provided by a variety of publicly available sources regarding China’s expectations of growth. We did not directly or indirectly sponsor or participate in the publication of such materials, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report. We have sought to provide current information in this annual report and believe that the statistics provided in this annual report remain up-to-date and reliable, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report.

ii

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this annual report. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	introduction of new product and service offerings;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding the demand for and market acceptance of our products and services;

●	expected growth of our customers, including consolidated account customers;

●	competition in our industry;

●	government policies and regulations relating to our industry;

●	the length and severity of the recent COVID-19 outbreak and its impact on our business and industry

●	any recurrence of the COVID-19 pandemic and scope of related government orders and restrictions and the extent of the impact of the COVID-19 pandemic on the global economy;

●	other factors that may affect our financial condition, liquidity and results of operations; and

●	other risk factors discussed under “Item 3. Key Information — 3.D. Risk Factors.”

We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this annual report, whether as a result of new information, future events, changes in assumptions, or otherwise.

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3. Key Information

Overview

Our Corporate Structure and Operations in China

Huachen Cayman is a holding company with no material operation. The Operating Subsidiaries conduct operations in China. Investors in our Ordinary Shares should be aware that they will not directly hold equity interests in our PRC Subsidiaries, but rather only in Huachen Cayman, the holding company.

Huachen Cayman may rely on dividends to be paid by the PRC subsidiaries to fund its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt it may incur and to pay its operating expenses. If the PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to Huachen Cayman.

See “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy” and “Item 3. Key Information — 3.D. Risk Factors — Risks Related to our Corporate Structure – “Huachen Cayman is a holding company and will rely on dividends paid by the subsidiaries for its cash needs. Any limitation on the ability of the subsidiaries to make dividend payments to Huachen Cayman, or any tax implications of making dividend payments to Huachen Cayman, could limit its ability to pay its expenses or pay dividends to holders of our Ordinary Shares,” and “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China — To the extent cash or assets in the business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets.”

Enforceability of Civil Liabilities

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as:

●	political and economic stability;

●	an effective judicial system;

●	a favorable tax system;

●	the absence of exchange control or currency restrictions; and

●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

●	the Cayman Islands has a less developed body of securities laws as compared to the United States and provides fewer protections to investors; and

●	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

All of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc. as our agent upon whom process may be served in any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Ganus Law Firm, our counsel as to Chinese law, has advised us that the recognition and enforcement of foreign judgments are provided for under the Chinese Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedure Law based either on treaties between China and the country where the judgment is made or in reciprocity between jurisdictions. China does not have any treaties or other agreements with the Cayman Islands or the United States that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is uncertain whether a Chinese court would enforce a judgment rendered by a court in either of these two jurisdictions.

According to the Civil Procedure Law of the PRC (amended in 2017), if a legally effective judgment or ruling made by a foreign court requires recognition and enforcement by a people’s court of the PRC, the party concerned may directly apply to an intermediate people’s court with jurisdiction over for recognition and enforcement, or the foreign court may request recognition and enforcement by a people’s court in accordance with the provisions of an international treaty concluded or acceded to by the country and the PRC, or in accordance with the principle of reciprocity.

If the people’s courts are of the opinion that the legally effective judgment or ruling made by the foreign court applying for or requesting recognition and enforcement does not violate the basic principles of the laws of the PRC or the sovereignty, security and public interests of the country after the people’s court reviews the legally effective judgment or ruling made by the foreign court applying for or requesting recognition and enforcement in accordance with the international treaties concluded or acceded to by the PRC or in accordance with the principle of reciprocity, then the people’s court shall issue a ruling that recognizes its validity and, if enforcement is necessary, issues an enforcement order, which order shall be implemented in accordance with the relevant laws. A judgment or ruling that violates the basic principles of the laws of the PRC or the sovereignty, security and public interests of the country will not be recognized and implemented.

If an award made by a foreign arbitration institution requires recognition and enforcement by the people’s court of the PRC, the party concerned shall directly apply to the intermediate people’s court in the place where the person subjected to enforcement has his domicile or where his property is located. The people’s court shall handle the matter in accordance with international treaties concluded or acceded to by the PRC or in accordance with the principle of reciprocity.

Mourant Ozannes (Cayman) LLP, our counsel as to the laws of the Cayman Islands, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Mourant Ozannes (Cayman) LLP has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment in personam obtained in such jurisdiction may be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a competent foreign court with jurisdiction to give the judgment, (b) imposes a specific positive obligation on the judgment debtor (such as an obligation to pay a liquidated sum or perform a specified obligation), (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty; (e) has not been obtained by fraud; and (f) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

We believe that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment. Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

Implication of the Holding Foreign Companies Accountable Act (the “HFCA Act”)

The HFCA Act was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in the over the counter trading market in the United States.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act, which took effect on January 10, 2022. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, PCAOB announced the PCAOB HFCA Act determinations (the “PCAOB determinations”) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. The SOP Agreement remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the SOP Agreement disclosed by the SEC, the PCAOB shall have sole discretion to select any audit firms for inspection or investigation and the PCAOB inspectors and investigators shall have a right to see all audit documentation without redaction. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary.

Audit Alliance LLP, the independent registered public accounting firm that issues the audit report for the fiscal year ended December 31, 2024, 2023 and 2022 included in this annual report, is currently subject to PCAOB inspections and the PCAOB is thus able to inspect Audit Alliance LLP. Audit Alliance LLP is headquartered in Singapore and has been inspected by the PCAOB. In the future, if there is any regulatory change or step taken by PRC regulators or the SEC or Nasdaq applies additional and more stringent criteria, and if PCAOB determines that it is not able to inspect Audit Alliance LLP at such future time, Nasdaq may delist our Ordinary Shares and the value of our Ordinary Shares may significantly decline or become worthless.

Recent Regulatory Development in the PRC

We are aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

For example, on June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law”, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

On February 17, 2023, the China Securities Regulatory Commission (“CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the “Trial Measures,” and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

In connection with our issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, except for the filing procedures with the CSRC and reporting of relevant information according to the Overseas Listing Trial Measures, we believe that the Company and its subsidiaries are currently not required to obtain any other approval from the CSRC to list on U.S exchanges or issue securities to foreign investors, given that: (i) our PRC subsidiary was incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rule that are our beneficial owners; (ii) the Chinese regulatory authority currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this annual report are subject to the M&A Rule; and (iii) no provision in the M&A Rule clearly classifies contractual arrangements as a type of transaction subject to the M&A Rule.

However, there remains some uncertainty as to how the M&A Rule will be interpreted or implemented in the context of an overseas offering and the opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rule. We cannot assure you that relevant PRC government agencies, would reach the same conclusion as our PRC counsel, Ganus Law Firm, does, and hence we may face regulatory actions or other sanctions from the PRC regulatory agencies. These regulatory agencies may impose fines and penalties on the operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our continued offering into China, restrict or prohibit the payments or remittance of dividends by our PRC subsidiaries or take other actions that could have a material adverse effect on the business, financial condition, results of operations, reputation and prospects, as well as the trading price of the shares. It is uncertain when and whether the Company will be required to obtain permission from the China regulatory authority to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded.

The China regulatory authority may legally restricted or influence the operations at any time, which could result in a material change in the operations. Recently, the China regulatory authority initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As confirmed by our PRC counsel, Ganus Law Firm, we currently are not subject to cybersecurity review with the CAC, to conduct business operations in China, given that: (i) the Operating Subsidiaries do not possess a large amount of personal information in the business operations; and (ii) data processed in the business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. In addition, as confirmed by our PRC counsel, Ganus Law Firm, we are not subject to merger control review by China’s anti-monopoly enforcement agency due to the level of our revenues which were provided by us and audited by our auditor Audit Alliance LLP, and the fact that we currently do not expect to propose or implement any acquisition of control of, or decisive influence over, any company with revenues within China of more than RMB 400 million. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China — Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be implemented quickly with little advance notice. Therefore, our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.”

Transfers of Cash between Our Company and Our Subsidiaries

Our management monitors the cash position of each entity within our organization regularly and prepare budgets on a monthly basis to ensure each entity has the necessary funds to fulfill its obligation for the foreseeable future and to ensure adequate liquidity. In the event that there is a need for cash or a potential liquidity issue, it will be reported to our Chief Financial Officer and subject to approval by our board of directors, we will enter into an intercompany loan for the subsidiary.

Huachen Cayman currently has not maintained any cash management policies that dictate the purpose, amount and procedure of cash transfers between the Company, our subsidiaries, or investors. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations. To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets.

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for transfer of funds involving money laundering and criminal activities. Cayman Islands law prescribes that a company may only pay dividends out of its profits. Other than that, there is no restrictions on Huachen Cayman’s ability to transfer cash to investors.

As a holding company, Huachen Cayman may rely on dividends and other distributions on equity paid by our subsidiaries, including those based in the PRC, for its cash and financing requirements. If any of the PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to Huachen Cayman. Huachen Cayman is permitted under the laws of the Cayman Islands to provide funding to the subsidiary incorporated in Hong Kong through loans or capital contributions without restrictions on the amount of the funds. The subsidiaries are permitted under the respective laws of Hong Kong to provide funding to Huachen Cayman through dividend distribution without restrictions on the amount of the funds. There are no restrictions on dividends transfers from HK to the Cayman Islands. Current PRC regulations permit our WFOE to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations.

The PRC has currency and capital transfer regulations that require us to comply with certain requirements for the movement of capital. The Company is able to transfer cash (US Dollars) to its PRC subsidiaries through an investment (by increasing the Company’s registered capital in a PRC subsidiary). The Company’s subsidiaries within China can transfer funds to each other when necessary, through the way of current lending. The transfer of funds among companies are subject to the Provisions on Private Lending Cases, which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. As advised by our PRC counsel, Ganus Law Firm, the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between PRC subsidiaries. The Company’s subsidiaries in the PRC have not transferred any earnings or cash to the Company to date. As of the date of this annual report, there has not been any assets or cash transfer between the holding company and its subsidiaries. As of the date of this annual report, there has not been any dividends or distributions made to US investors. The Company’s business is conducted through its subsidiaries. The Company is a holding company and its material assets consist solely of the ownership interests held in its PRC subsidiaries. The Company relies on dividends paid by its subsidiaries for its working capital and cash needs, including the funds necessary: (i) to pay dividends or cash distributions to its shareholders, (ii) to service any debt obligations and (iii) to pay operating expenses. As a result of PRC laws and regulations (noted below) that require annual appropriations of 10% of after-tax income to be set aside in a general reserve fund prior to payment of dividends, the Company’s PRC subsidiaries are restricted in that respect, as well as in other respects noted below, in their ability to transfer a portion of their net assets to the Company as a dividend.

With respect to transferring cash from the Company to its subsidiaries, increasing the Company’s registered capital in a PRC subsidiary requires the filing of the local commerce department, while a shareholder loan requires a filing with the SAFE or its local bureau. Aside from the declaration to the SAFE, there is no restriction or limitations on such cash transfer or earnings distribution.

With respect to the payment of dividends, we note the following:

1.	PRC regulations currently permit the payment of dividends only out of accumulated profits, as determined in accordance with accounting standards and PRC regulations (an in-depth description of the PRC regulations is set forth below);
2.	Our PRC subsidiaries are required to set aside, at a minimum, 10% of their net income after taxes, based on PRC accounting standards, each year as statutory surplus reserves until the cumulative amount of such reserves reaches 50% of their registered capital;

3.	Such reserves may not be distributed as cash dividends;

4.	Our PRC subsidiaries may also allocate a portion of their after-tax profits to fund their staff welfare and bonus funds; except in the event of a liquidation, these funds may also not be distributed to shareholders; the Company does not participate in a Common Welfare Fund; and

5.	The incurrence of debt, specifically the instruments governing such debt, may restrict a subsidiary’s ability to pay shareholder dividends or make other cash distributions.

If, for the reasons noted above, our subsidiaries are unable to pay shareholder dividends and/or make other cash payments to the Company when needed, the Company’s ability to conduct operations, make investments, engage in acquisitions, or undertake other activities requiring working capital may be materially and adversely affected. However, the operations and business, including investment and/or acquisitions by our subsidiaries within China, will not be affected as long as the capital is not transferred in or out of the PRC.

As of the date of this annual report, no dividends, distributions or transfers have been made between Huachen Cayman and any of its subsidiaries and no dividends, distributions or transfers have been made by Huachen Cayman to its shareholders. For the foreseeable future, the Company intends to use the earnings for research and development, to develop new products and to expand its production capacity. As a result, we do not expect to pay any cash dividends in the foreseeable future. Also, as of the date of this annual report, no cash generated from one subsidiary is used to fund another subsidiary’s operations and we do not anticipate any difficulties or limitations on our ability to transfer cash between subsidiaries.

Corporate Structure

The following diagram illustrates the corporate structure of Huachen Cayman and its subsidiaries as of the date of this annual report.

Huachen AI Parking Management Technology Holding Co., Ltd
("Huachen Cayman")
(a Cayman company)
100%
Hua Chen Intelligent Technology Co., Limited
("Huachen HK")
(a Hongkong company)
Offshore
100%
Onshore
Huachen AI Technology (Zhejiang) Co., Ltd
("Hua Chen WFOE")
(a PRC company)
Bin Lu
5.99%
Liping Zhu
0.95%
Yujin Chen
0.8%
90.02%
Jinglu Li
0.84%
Zixuan Chen
0.9%
Chen Dennis Tao
0.5%
SME Development Fund (Jiangsu Limited Partnership)
(a PRC company)
17.1%
Zhejiang Huachen Technology Co., Ltd
("Zhejiang Hua Chen Tech")
(a PRC company)
82.9%
100%
Shanghai Tiandidaochuan Parking Equipment Manufacturing Co., Ltd
("Shanghai TD Manufacturing")
(a PRC company)
Zhejiang Xinfeng Trade Co., Ltd
("Zhejiang Xinfeng")
(a PRC company)
100%
Zhejiang Tiandidaochuan Parking Equipment Co., Ltd
("Zhejiang TD Parking")
(a PRC company)
100%
Shanghai Tiandiricheng Parking Lots Management Co., Ltd
("Shanghai TD Parking")
(a PRC company)
100%
Shanghai Yufeng Information Technology Co., Ltd
("Shanghai Yufeng")
(a PRC company)
100%
Shanghai Tiandi Puji Parking Management Co., Ltd
(Shanghai TP Parking)
(a PRC company)
100%
Shanghai Tiandidaochuan Parking Equipment Installation Co., Ltd
("Shanghai TD Installation")
(a PRC company)

Our Subsidiaries and Business Functions

Huachen Cayman was incorporated on September 30, 2021, under the laws of the Cayman Islands. Huachen Cayman is a holding company and is currently not actively engaging in any business.

Huachen HK was incorporated on December 22, 2021, under the laws of the under the laws of Hong Kong. Huachen HK is a wholly-owned subsidiary of Huachen Cayman. It is a holding company and is not actively engaging in any business.

Hua Chen WFOE was incorporated on October 18, 2022 under the laws of the PRC. Hua Chen WFOE is a wholly-owned subsidiary of Huachen HK and currently has no operations.

Zhejiang Hua Chen Tech, previously known as Shanghai Hua Chen Steel Structure Installation Engineering Co., was incorporated on June 14, 2005 under the laws of the PRC. Zhejiang Hua Chen Tech is a majority-owned subsidiary of Hua Chen WFOE and currently engages in the business of structural steel components purchasing and sales.

Shanghai TD Manufacturing was incorporated on February 11, 2004 under the laws of the PRC. Shanghai TD Manufacturing is a majority-owned subsidiary of Zhejiang Hua Chen Tech and currently engages in cubic parking equipment project bidding, purchasing, production and sales.

Zhejiang TD Parking was incorporated on November 7, 2017 under the laws of the PRC. Zhejiang TD Parking is a wholly-owned subsidiary of Shanghai TD Manufacturing and currently engages in the cubic parking equipment production and assembling and structural steel components production.

Shanghai TD Parking was incorporated on July 27, 2012 under the laws of the PRC. Zhejiang TD Parking is a wholly-owned subsidiary of Shanghai TD Manufacturing and currently engages in the business of parking operation management.

Shanghai Yufeng was incorporated on November 16, 2016 under the laws of the PRC. Zhejiang TD Parking is a wholly-owned subsidiary of Shanghai TD Manufacturing and currently engages in the research and development of parking equipment supporting software.

Shanghai TP Parking was incorporated on April 1, 2015 under the laws of the PRC. Zhejiang TD Parking is a wholly-owned subsidiary of Shanghai TD Parking and currently engages in the business of parking operation management.

Shanghai TD Installation was incorporated on March 18, 2008 under the laws of the PRC. Zhejiang TD Parking is a wholly-owned subsidiary of Shanghai TD Parking and currently engages in cubic parking equipment installation, repair and maintenance services.

Zhejiang Xinfeng was incorporated on February 7, 2024 under the laws of the PRC. Zhejiang Xinfeng is a wholly-owned subsidiary of Zhejiang Hua Chen Tech and currently engages in the cubic parking equipment and structural steel components sales.

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

3.D. Risk Factors

Risk Factor Summary

You should carefully consider all of the information in this annual report before making an investment in our Ordinary Shares. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. In particular, as we are a PRC-based company incorporated in the Cayman Islands, you should pay special attention to subsections headed “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in the Jurisdictions in which the Operating Subsidiaries Operate”.

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Related to Our Corporate Structure

●	Huachen Cayman is a holding company and will rely on dividends paid by the subsidiaries for its cash needs. Any limitation on the ability of the subsidiaries to make dividend payments to Huachen Cayman, or any tax implications of making dividend payments to Huachen Cayman, could limit its ability to pay its expenses or pay dividends to holders of our Ordinary Shares. (Page 12)

●	We are a Cayman Islands exempted company and all of our assets are located outside of the United States. In addition, a majority of our current directors and officers are nationals and/or residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. (Page 13)

Risks Related to Doing Business in China

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business activities, which could result in a material change in our operations and/or the value of our Ordinary Shares. The Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Ordinary Shares. (Page 13)

●	Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be implemented quickly with little advance notice. Therefore, our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. (Page 14)

●	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, along with the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers could result in a material change in our operations, financial performance and/or the value of our Ordinary Shares or impair our ability to raise money. (Page 14)

●	To the extent cash or assets in the business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets. (Page 16)

●	Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment. (Page 17)

●	The recent joint statement by the SEC and PCAOB, Nasdaq’s proposed rule changes and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. (Page 17)

●	You may experience difficulties in effecting service of process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws. (Page 20)

●	It may be difficult for overseas shareholders and/or regulators to conduct cross-border investigations in China. (Page 21)

Risks Related to our Ordinary Shares

●	Our CEO has control over key decision making as a result of his control of a majority of our voting shares. (Page 39)

●	As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders. (Page 40)

●	Huachen Cayman is an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors. (Page 40)

●	Huachen Cayman is a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects. (Page 40)

●	Because Huachen Cayman is a foreign private issuer and is exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer. (Page 41)

Risks Related to Our Business and Industry

●	Changes in the availability, quality and cost of key raw materials and other necessary supplies or services could have a material adverse effect on our business, financial condition and results of operations. (Page 29)

●	We face risks of any interruptions or delays in the supply of raw materials. (Page 29)

●	Any quality problems associated with our products may result in loss of customers and sales, and we may face product liability claims if the problems are related to our products. (Page 29)

●	Our facilities and operations may require significant investment and upgrades. (Page 30)

●	Our cubic parking equipment undergo annual inspections, and once these inspections are successfully completed, they are deemed sustainable for use without compulsory scrapping. However, certain component suppliers may fail to maintain their operations for such an extended duration. If our component suppliers fail to provide maintenance services after sale on a timely basis, our reputation, revenue, and growth could be adversely affected. (Page 30)

●	It is essential to meet certain conditions for the parking lots or garages before we install the cubic parking equipment. Failure to fulfill such conditions could delay equipment installation and project finalization and adversely impact our business revenue. (Page 30)

●	The Operating Subsidiaries face intense competition in the domestic cubic parking garage manufacturing industry, if the Operating Subsidiaries fail to compete effectively, the Operating Subsidiaries may lose market share. The performance, prospects, and results of operations will be materially and negatively impacted. (Page 30)

●	Though the government has shown increased support for the parking industry, inadequate policy details, supervision, and industry access thresholds may result in disorderly management, potential market disruption, and reduced industry profitability due to increased entry of small-scale and non-standardized companies. (Page 31)

●	Higher parking fees in automated cubic parking garages due to construction and maintenance costs, elevated vacancy rates, and lenient penalties for illegal parking contribute to vehicle owners opting for illegal parking over cubic garages, hampering their operational growth. (Page 31)

●	The efforts and investments in technology development may not always produce the expected results. (Page 31)

●	The success of our business depends on the continuing efforts of the senior management and key employees of the Operating Subsidiaries. (Page 32)

●	We may not be able to ensure the successful implementation of our future plans and strategies, resulting in reduced financial performance. (Page 38)

●	Heightened tensions in international relations, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations. (Page 38)

Risks Related to Our Corporate Structure

Huachen Cayman is a holding company and will rely on dividends paid by the subsidiaries for its cash needs. Any limitation on the ability of the subsidiaries to make dividend payments to Huachen Cayman, or any tax implications of making dividend payments to Huachen Cayman, could limit its ability to pay its expenses or pay dividends to holders of our Ordinary Shares.

Huachen Cayman is a holding company with no material operation. The Operating Subsidiaries conduct operations in China. Huachen Cayman may rely on dividends to be paid by the PRC subsidiaries to fund its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt it may incur and to pay its operating expenses. If the PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to Huachen Cayman.

Under PRC laws and regulations, our PRC subsidiaries may pay dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital.

Our PRC subsidiaries generate all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use the Renminbi revenues to pay dividends to us. The China regulatory authority may continue to strengthen its capital controls in accordance with the requirements of laws and regulations, and more restrictions and substantial vetting processes may be put forward by the SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and limit our ability to grow, make investments or acquisitions that could be beneficial to the business, pay dividends, or otherwise fund and conduct the business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to the business, pay dividends, or otherwise fund and conduct the business.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act (as revised) of the Cayman Islands (the “Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly persuasive but not binding authority. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may not be as clearly established, as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and all of our assets are located outside of the United States. In addition, a majority of our current directors and officers are nationals and/or residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and the PRC, see “Enforceability of Civil Liabilities.”

Shareholder claims, including securities law class actions and fraud claims, are common in the United States and are generally difficult to pursue as a matter of law or practicability in China. For example, in China, there are significant legal and other barriers to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the United States have not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators or other relevant authorities, no entity or individual may provide any documents and materials relating to securities business activities to foreign entities or government agencies.

Risks Related to Doing Business in China

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities, which could result in a material change in our operations and/or the value of our Ordinary Shares. The Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Ordinary Shares.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof and could require us to divest ourselves of any interest we then hold in Chinese properties.

For example, the Chinese cybersecurity regulator announced on July 2, 2021 that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores.

As such, the Operating Subsidiaries may be subject to various government and regulatory interference in the provinces in which they operate. The Operating Subsidiaries could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Operating Subsidiaries may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. The Chinese government may intervene or influence our operations at any time with little advance notice, which could result in a material change in our operations and the value of our Ordinary Shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be implemented quickly with little advance notice. Therefore, our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

Huachen Cayman is a holding company incorporated under the laws of the Cayman Islands and is not a Chinese operating company. As a holding company with no material operations of its own, it conducts all of its operations and operates its business in China through the Operating Subsidiaries. All of the clients of the PRC subsidiaries are PRC persons. Because of our corporate structure as a Cayman Islands holding company with operations conducted by our PRC subsidiaries, the PRC government may choose to exercise significant oversight and discretion, and the regulations to which our Operating Subsidiaries are subject may change rapidly and with little notice to us and our Operating Subsidiaries or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our and our Operating Subsidiaries’ current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our Operating Subsidiaries’ development;

●	result in negative publicity or increase our Operating Subsidiaries’ operating costs;

●	require significant management time and attention; and

●	subject our Operating Subsidiaries to remedies, administrative penalties and even criminal liabilities that may harm our Operating Subsidiaries’ business, including fines assessed for our Operating Subsidiaries’ current or historical operations, or demands or orders that our Operating Subsidiaries modify or even cease our Operating Subsidiaries’ business practices.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in the PRC with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

Since these statements and regulatory actions are new, it is highly uncertain how soon the PRC legislative or administrative regulation making bodies will respond or what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or what the potential impact that any such modified or new laws and regulations would have on our operating subsidiaries’ daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, along with the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers could result in a material change in our operations, financial performance and/or the value of our Ordinary Shares or impair our ability to raise money.

All of the Operating Subsidiaries’ operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. The operating entity is subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of the operating entity’s violation of these policies and rules until after the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection the operating entity enjoys than in more developed legal systems. These uncertainties may impede the operating entity’s ability to enforce the contracts it has entered into and could materially and adversely affect its business, financial condition and results of operations.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Illegal Securities Opinions, which were made available to the public on July 6, 2021. The Illegal Securities Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to address with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Illegal Securities Opinions remain unclear on how the law will be interpreted, amended and implemented by the relevant PRC governmental authorities, but the Illegal Securities Opinions and any related implementing rules to be enacted may subject the operating entity to compliance requirements in the future.

On July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comments, which required that, among others, in addition to a CIIO,” any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities.

On November 14, 2021, the CAC released the Regulations on Network Data Security (draft for public comments) and accepted public comments until December 13, 2021. The draft Regulations on Network Data Security provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. If a data processor that processes personal data of more than one million users intends to list overseas, it shall apply for a cybersecurity review. In addition, data processors that process important data or are listed overseas shall carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for the prior year should be submitted to the local cyberspace affairs administration department before January 31 of each year. On December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and took effect on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. As advised by our PRC counsel, Ganus Law Firm, the operating entity does not process users’ personal information and it is not deemed to be a CIIO nor is it an online platform operator with personal information of more than one million users.

We are a comprehensive parking solutions provider, and neither the Company nor its subsidiaries engage in data activities as defined under the Personal Information Protection Law of the PRC (the “Personal Information Protection Law”), which includes, without limitation, collection, storage, use, processing, transmission, provision, publication and deletion of data. In addition, neither the Company nor its subsidiaries are operators of any “critical information infrastructure” as defined under the PRC Cybersecurity Law and the Security Protection Measures on Critical Information Infrastructure. However, the Measures for Cybersecurity Review (2021 version) was recently adopted, and the Network Internet Data Protection Draft Regulations (draft for comments) is in the process of being formulated and the Illegal Securities Opinions remain unclear on how such measures will be interpreted, amended and implemented by the relevant PRC governmental authorities.

Effective January 1, 2025, China's Network Data Security Management Regulations introduce enhanced requirements for data security and privacy, particularly concerning personal information protection, data localization, and cross-border data transfers. These regulations impose stricter compliance obligations on data handlers, including requirements to conduct regular data security risk assessments, implement classified data protection measures, and obtain governmental approval for certain cross-border data transfers. Additionally, companies processing large volumes of "important data" or "national core data" may face heightened scrutiny and stricter regulatory oversight. Failure to comply with these regulations could result in significant financial penalties, operational disruptions, revocation of business licenses, or restrictions on cross-border operations. As a result, we may be required to adjust our data handling practices, enhance internal compliance measures, and allocate additional resources to meet evolving regulatory requirements in China.

Since the Network Data Security Management Regulations are now effective, our PRC subsidiaries likely will be required to perform annual data security assessment either by itself or retaining a third-party data security service provider and submit such data security assessment report to the local agency every year. Neither the CAC nor any other PRC regulatory agency or administration has contacted the Company in connection with the PRC subsidiaries. Neither the Company nor the PRC subsidiaries are currently required to obtain regulatory approval from the CAC nor any other PRC authorities. However, there remains uncertainty as to how the Measures for Cybersecurity Review (2021) will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Measures for Cybersecurity Review (2021). We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. Our PRC subsidiaries currently have obtained all material permissions and approvals required for our operations in compliance with the relevant PRC laws and regulations in the PRC, including the business license. In the event that the applicable laws, regulations or interpretations change such that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we cannot guarantee whether we can complete the registration process in a timely manner, or at all. If we inadvertently conclude that such approval is not required, fail to obtain and maintain such approvals, licenses or permits required for our business or respond to changes in the regulatory environment, we could be subject to liabilities, penalties and operational disruption, which may materially and adversely affect our business, operating, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

On February 17, 2023, the CSRC released the Trial Measures, which came into effect on March 31, 2023, and five supporting guidelines. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure to the CSRC. On the same day, the CSRC held a press conference for the release of the Trial Measures and issued the Notice of the Arrangements for the Recordation-Based Administration of Overseas Offering and Listing by Domestic Enterprises.

We are required to make filings with the CSRC and should complete the filing before our listing on the Nasdaq. According to Article 16 of the Trial Measures, an issuer conducting overseas initial public offering or listing shall undergo the recordation formalities with the CSRC within three working days after the application documents for offering and listing are submitted overseas. On February 5, 2024, we received approval from the CSRC regarding our completion of the required filing procedures for our initial public offering, which was closed on February 6, 2025. In addition, if we do not maintain the approvals, or applicable laws, regulations, or interpretations change such that we are required to obtain other permission and approval in the future, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend the relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in the operations, limit our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

Furthermore, the PRC government authorities may strengthen oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. Such actions taken by the PRC government authorities may intervene or influence our operations at any time, which are beyond our control. Therefore, any such action may adversely affect our operations and significantly limit or hinder our ability to offer or continue to offer securities to you and reduce the value of such securities.

Uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers could result in a material change in our operations, financial performance and/or the value of our Ordinary Shares or impair our ability to raise money.

To the extent cash or assets in the business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets.

The transfer of funds and assets between Huachen Cayman and its Hong Kong and PRC subsidiaries is subject to restrictions. The PRC government imposes controls on the conversion of the RMB into foreign currencies and the remittance of currencies out of the PRC. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China — Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.” In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China — Huachen Cayman is a holding company and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Ordinary Shares.”

As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future.

As a result of the above, to the extent cash or assets in the business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive all of our revenues in RMB. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from the PRC operating entities to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of PRC operating entities may be used to pay dividends to our Company. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use the cash generated from the operations of the PRC operating entities to pay off their respective debt in a currency other than RMB owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than RMB.

In light of the flood of capital outflows of China in 2016 due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movements including overseas direct investment. More restrictions and substantial vetting processes are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our Ordinary Shares.

The recent joint statement by the SEC and PCAOB, Nasdaq’s proposed rule changes and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

The HFCAA was enacted on December 18, 2020. The HFCAA states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC will prohibit the company’s shares from being traded on a national securities exchange and in over-the-counter markets in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA.

On June 22, 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two years, and thus, would reduce the time before our securities may be prohibited from trading or delisted.

The SEC adopted rules to implement the HFCAA and, pursuant to the HFCAA, the PCAOB issued its report on December 16, 2021, notifying SEC of its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China or Hong Kong because of a position taken by one or more authorities in China or in Hong Kong, respectively. The rules apply to foreign issuers whose registered public accounting firm is located in a foreign jurisdiction that does not permit the PCAOB to inspect or investigate (“Commission-Identified Issuers”). The rules further provide notice regarding the procedures the SEC has established to identify issuers and to impose trading prohibitions on the securities of certain Commission-Identified Issuers, as required by the HFCAA. Our auditor, Audit Alliance LLP, is an independent registered public accounting firm that issues the audit report included elsewhere in this annual report. As an auditor of publicly traded companies in the United States and a firm registered with the PCAOB, it is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The most recent inspection was conducted in December 2023. However, we cannot assure you whether U.S. regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

On August 26, 2022, the PCAOB signed the SOP Agreements with the CSRC and China’s Ministry of Finance. The SOP Agreements established a specific, accountable framework. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should China regulatory authorities fail to agree to the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange. On June 22, 2021, the U.S. Senate passed Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our Ordinary Shares may be prohibited from trading or delisted.

Uncertainties of the ability of auditors to comply with the requirements of the HFCAA, as well as further rulemakings by U.S., regulators with respect to their work in China, could cause the market price of our Ordinary Shares to fall. If the PCAOB determines that it cannot inspect the audits of our PRC operating subsidiaries, the trading of our securities may be prohibited under the HFCAA and, as a result, the Nasdaq may delist our securities. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

In light of recent events indicating further development by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, we may be subject to a variety of PRC laws and other obligations regarding data protection and any other rules, and any failure to comply with applicable laws and obligations could have a material and adverse effect on the business and the Offering.

The operations of the PRC subsidiaries are located in China and the clients are PRC persons. As such the PRC subsidiaries are subject to PRC laws relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. These laws apply not only to third-party transactions, but also other parties with which we have commercial relations. These laws continue to develop, and the China regulatory authority may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

The PRC regulatory requirements regarding cybersecurity are evolving. For instance, various regulatory bodies in the PRC, including the CAC, the Ministry of Public Security, and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. The Cybersecurity Law, which was adopted by the National People’s Congress on November 7, 2016, and the Cybersecurity Review Measures, which were promulgated on April 13, 2020, provide that personal information and important data collected and generated by an operator of critical information infrastructure in the course of its operations in China must be stored in China, and if an operator of critical information infrastructure purchases internet products and services that affect or may affect national security, it will be subject to cybersecurity review by the CAC. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and also provides for a data classification and hierarchical protection system. The data classification and hierarchical protection system puts data into different groups according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations in case the data is falsified, damaged, disclosed, illegally obtained or illegally used. If any of our data processing activities conducted after the Data Security Law became effective were found to be not in compliance with this law, we could be ordered to make corrections, and under certain serious circumstances, such as severe data divulgence, we could be subject to penalties, including the revocation of the business licenses or other permits. Furthermore, the recently issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law require (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information. As there remain uncertainties regarding the further interpretation and implementation of those laws and regulations, we cannot assure you that we will be compliant such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the regulatory authorities and become subject to fines and other sanctions.

According to the New Measures, if an operator of critical information infrastructure who purchase network products or services that affects or may affect national security or a network platform operator who possesses the personal information of more than one million users and intends to list in a foreign country shall declare to the Office of Cybersecurity Review for cybersecurity review. The New Measures further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. As of the date of this annual report, the Company and its PRC Subsidiaries have possessed substantially less than one million users of personal information in their business operations and neither the Company nor any of its subsidiaries is recognized as an “operator of critical information infrastructure” by any authentic authority. Therefore, as advised by our PRC counsel, Ganus Law Firm, neither the Company nor any of its subsidiaries shall be deemed to be an “operator of critical information infrastructure” or “network platform operator” controlling personal information of no less than one million users. We are required to collect and retain some basic information furnished by the clients, suppliers and employees in accordance with prevailing business practices, but we do not handle a large amount of personal and confidential data in the ordinary course of business. As of the date of this annual report, we have not been involved in any investigations on cybersecurity or data security initiated by related governmental regulatory authorities, and we have not received any inquiry, notice, warning, or sanction in such respect. Our PRC subsidiaries have received all necessary permissions required to obtain from PRC authorities to operate its current business in China, including Business Licenses.

However, given the recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, it remains uncertain as to how the New Measures will be interpreted or implemented. There remains uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to current and future applicable laws, overseas securities offerings and other capital markets activities. PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the New Measures. They may also take actions requiring us, or making it advisable for us, to suspend or adjust our capital markets activities. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we expect to take all reasonable measures and actions to comply therewith. In the event of a failure to comply, we may be required to suspend our relevant businesses and become subject to fines and other penalties. If the CAC or other PRC regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for any follow-on offering in the future, we may be unable to obtain such approvals, which could limit our ability to continue to offer securities to our investors.

You may experience difficulties in effecting service of process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws.

Huachen Cayman is a holding company incorporated under the laws of the Cayman Islands without material operation. All of the operations are conducted by the Operating Subsidiaries in China. In addition, all of our assets are held by the PRC subsidiaries and are located in China and most of our senior executive officers and directors reside within China for a significant portion of the time. As a result, it may be difficult or impossible for investors to effect service of process on us inside China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. Moreover, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us, or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. In addition, it will be difficult for U.S. shareholders to originate actions against us in China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding our Ordinary Shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

Our results of operation may be materially and adversely affected by a downturn in China or the global economy.

All of the operations and assets are currently located in China, and all of our revenue was generated in China for the fiscal years ended December 31, 2024, 2023 and 2022. Accordingly, the business, prospects, financial condition and results of operations may be influenced to a significant degree by the economic and social conditions in China generally and by the continued economic growth in China as a whole. While the Chinese economy has experienced significant growth over the past decades, growth has been different, both geographically and among various sectors of the economy. The China regulatory authority has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. Prolonged slowdown in the global or the Chinese economy may affect potential customers’ confidence in the financial market as a whole and have a negative impact on our financial condition. Further, recent global economic conditions including inflationary pressures, have not materially affected the operations in the PRC. However, continued pressure from global economic conditions may the PRC markets in the future and in turn, may affect the operations. Turbulence in the international markets may also adversely affect our ability to access the capital markets to meet liquidity needs. We cannot assure the future changes in the world and PRC economies that could impact the industries in which we operate, which could in turn diminish the demand for the services.

It may be difficult for overseas shareholders and/or regulators to conduct cross-border investigations in China.

Shareholder claims or regulatory investigations that are common in the U.S. are typically difficult to pursue as a matter of law or practicality in China. There are significant legal obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Chinese authorities may establish a regulatory cooperation agreement with the securities regulatory authorities of another jurisdiction to implement cross-border supervision and administration which may be difficult to achieve in the absence of mutual and practical cooperation.

We are required to complete the record filing requirement with PRC authorities to list on overseas stock exchanges and may not be able to complete the record filing because the filing materials are incomplete or do not meet the requirements of the CSRC.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which became effective on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. Under the Trial Measures and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application.

Our PRC counsel, Ganus Law Firm, has advised us that, based on its understanding of the current PRC laws and regulations, our offering will be identified as an indirect overseas issuance and listing by CSRC. According to Article 16 of the Trial Measures, an issuer conducting overseas initial public offering or listing shall undergo the recordation formalities with the CSRC within three working days after the application documents for offering and listing are submitted overseas. On February 5, 2024, we received approval from the CSRC regarding our completion of the required filing procedures for our initial public offering, which was closed on February 6, 2025. In addition, if we do not maintain the approvals, or applicable laws, regulations, or interpretations change such that we are required to obtain other permission and approval in the future, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend the relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in the operations, limit our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

On February 24, 2023, the CSRC, together with the Ministry of Finance, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing, which were issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the “Provisions.” The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers, and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities, including securities companies, securities service providers, and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. On or after March 31, 2023, any failure or perceived failure by our Company and our subsidiaries, to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may influence growth in China.

International trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy and could have a material adverse effect on us and the customers, contract manufacturers, raw material vendors, and other partners. International trade disputes could result in tariffs and other protectionist measures which may materially and adversely affect the business.

There have also been concerns about the relationship between the PRC and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and the PRC with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and policies and the expected or perceived overall economic growth rate in China.

In February and March 2025, the United States administration imposed an additional 20 percent duty on Chinese imports. Subsequently, authorities in China announced tariffs over selected United States products and regulatory investigation against United States companies in response to the tariff imposed by the United States. Furthermore, on April 2, 2025, President Trump announced that the United States would impose a 10% tariff on all countries, effective on April 5, 2025, and an individualized reciprocal higher tariff on countries with which the United States has the largest trade deficits, including a 34% additional reciprocal tariff on goods imported from China that brings the total tariff rate to 54%. On April 4, 2025, the Foreign Ministry of China announced that China would impose a retaliatory 34% tariff on goods imported from the United States. On April 8, 2025, President Trump announced to impose an additional 50% tariff on Chinese imports. The Trump administration proceeded to implement a 104% tariff on goods imported from China on April 9, 2025. Subsequently, on April 10, 2025, President Trump announced a temporary suspension of reciprocal tariff measures targeting most U.S. trading partners for a 90-day period, while concurrently escalating tariffs on Chinese goods to 125%. These additional tariffs may increase our operating costs and create disruptions in our supply chain. Additionally, the U.S. government continues to signal that it may alter trade agreements and terms between China and the United States, including limiting trade with China, and may impose additional tariffs on imports from China and other countries from which we import goods.

Uncertainty surrounding international trade disputes and the potential of the escalation to trade war and global recession could have a negative effect on customer confidence. We may have also access to fewer business opportunities, and the operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or the PRC that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, the business, or our results of operations, as well as the financial condition of the clients, and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

Fluctuations in currency exchange rates could have a material and adverse effect on the value of your investment.

Our revenue and expenses have been and are expected to continue to be primarily denominated in RMB, and we are exposed to the risks associated with the fluctuation in the currency exchange rate of RMB. Should RMB appreciate against other currencies, the value of the proceeds from any future financings, which are to be converted from US dollar or other currencies into RMB, would be reduced and might accordingly hinder the business development due to the lessened amount of funds raised. On the other hand, in the event of the devaluation of RMB, the dividend payments of our Company, which are to be paid in US dollars after the conversion of the distributable profit denominated in RMB, would be reduced. Hence, substantial fluctuation in the currency exchange rate of RMB may have a material adverse effect on the business, operations and financial position and the value of your investment in the Ordinary Shares.

We may be subject to civil complaints and regulatory actions under certain laws and regulations relating to labor, social insurance and housing provident fund.

In accordance with the PRC Social Insurance Law and the Regulations on the Administration of Housing Fund and other relevant laws and regulations, the PRC has established a social insurance system and other employee benefits, including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance, maternity insurance, housing fund, and a handicapped employment security fund, or collectively the “Employee Benefits.” An employer is required to pay the Employee Benefits for its employees in accordance with the rates provided under relevant regulations and to withhold the social insurance and other Employee Benefits that should be assumed by the employees. An employer that has not made social insurance contributions at a rate and based on an amount prescribed by the law, or at all, may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of up to 0.05% or 0.2% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from 1 to 3 times of the amount overdue.

Although we have not received any order or notice from the local authorities nor any claims or complaints from our current and former employees regarding our non-compliance in this regard, we cannot assure you that we will not be subject to any order to rectify non-compliance in the future, nor can we assure you that there are no, or will not be any, employee complaints regarding social insurance payment or housing provident fund contributions against us, or that we will not receive any claims in respect of social insurance payment or housing provident fund contributions under the PRC laws and regulation.

There are withholding tax liabilities of our PRC subsidiaries under the PRC Enterprise Income Tax Law, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not enjoy certain treaty benefits.

Our Operating Subsidiaries in the PRC generate all of our profits through their business operations. Under the PRC Enterprise Income Tax Law and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in China company. Our current Operating Subsidiaries are majority-owned by our Hong Kong subsidiary, Hua Chen HK, through the intermediate holding company, Hua Chen WOFE. Accordingly, Hua Chen HK may qualify for a 5% tax rate in respect of distributions from the PRC subsidiaries. Under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated in 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (i) the taxpayer must be the beneficial owner of the relevant dividends, and (ii) the corporate shareholder to receive dividends from the PRC subsidiary must have met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation (“SAT”) promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties in 2009, which limits the “beneficial owner” to individuals, enterprises or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining “beneficial owner” status.

Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, which provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. As a result, we cannot assure you that we will be entitled to any preferential withholding tax rate under treaties for dividends received from our PRC subsidiaries.

You may be subject to PRC income tax on dividends from us or on any gain realized on the sale or other disposition of our shares under PRC law.

Under the Enterprise Income Tax (“EIT”) Law subject to any applicable tax treaty or similar arrangement between China and your jurisdiction of residence that provides for a different income tax arrangement, PRC withholding tax at the rate of 10% is normally applicable to dividends from sources within China payable to investors that are non-PRC resident enterprises, which do not have an establishment or place of business in China, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of shares by such investors is subject to 10% PRC income tax if such gain is regarded as income derived from sources within China unless a treaty or similar arrangement otherwise provides. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within China paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20%, and gains from PRC sources realized by such investors on the transfer of shares are generally subject to 20% PRC income tax, in each case, subject to any reduction or exemption set forth in applicable tax treaties and PRC laws.

As all of our business operations are in China, it is unclear whether dividends we pay with respect to our shares, or the gain realized from the transfer of our shares, would be treated as income derived from sources within China and as a result be subject to PRC income tax if we are considered a PRC resident enterprise. If PRC income tax is imposed on gains realized from the transfer of our Shares or on dividends paid to our non-PRC resident investors, the value of our investors’ investment in our Shares may be materially and adversely affected. Furthermore, our shareholders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for benefits under such tax treaties or arrangements.

The heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on our business operations, our acquisition or restructuring strategy or the value of your investment in us.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises (“SAT Circular 698”) issued by the SAT in December 2009 with retroactive effect from January 1, 2008, where a nonresident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas non-public holding company (an “Indirect Transfer”), and such overseas holding company is located in a tax jurisdiction that (i) has an effective tax rate of less than 12.5% or (ii) does not impose income tax on foreign income of its residents, the non-resident enterprise, being the transferor, must report to the competent tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax.

On March 28, 2011, the SAT released the SAT Public Notice (2011) No. 24 (“SAT Public Notice 24”), which became effective on April 1, 2011, to clarify several issues related to Circular 698. According to SAT Public Notice 24, the term “effective tax” refers to the effective tax on the gain derived from disposition of the equity interests of an overseas holding company; and the term “does not impose income tax” refers to the cases where the gain derived from disposition of the equity interests of an overseas holding company is not subject to income tax in the jurisdiction where the overseas holding company is a resident.

On February 3, 2015, the SAT issued (“SAT Circular 7”), which abolished certain provisions in SAT Circular 698, as well as certain other rules providing clarification on SAT Circular 698. SAT Circular 7 provided comprehensive guidelines relating to, and also heightened the PRC tax authorities’ scrutiny over, indirect transfers by a nonresident enterprise of PRC taxable assets. Under SAT Circular 7, the PRC tax authorities are entitled to reclassify the nature of an indirect transfer of PRC taxable assets, when a non-resident enterprise transfers PRC taxable assets indirectly by disposing of equity interests in an overseas holding company directly or indirectly holding such PRC taxable assets, by disregarding the existence of such overseas holding company and considering the transaction to be a direct transfer of PRC enterprise income taxes and without any other reasonable commercial purpose. However, SAT Circular 7 contains certain exemptions, including (i) where a non-resident enterprise derives income from the indirect transfer of PRC taxable assets by acquiring and selling shares of an overseas listed holding company which holds such PRC taxable assets on a public market; and (ii) where there is an indirect transfer of PRC taxable assets, but if the non-resident enterprise had directly held and disposed of such PRC taxable assets, the income from the transfer would have been exempted from enterprise income tax in the PRC under an applicable tax treaty or arrangement.

On October 17, 2017, the STA promulgated the Announcement on Matters Concerning Withholding and Payment of Income Tax of Non-resident Enterprises from Source (the “STA Circular 37”), which came into force and replaced the STA Circular 698 and certain other regulations on December 1, 2017 and partly amended on June 15, 2018. The STA Circular 37 does, among other things, simplify procedures of withholding and payment of income tax levied on non-resident enterprises.

We have conducted and may conduct acquisitions involving changes in corporate structures, and historically our shares were transferred by certain then shareholders to our current shareholders. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Any PRC tax imposed on a transfer of our Shares or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in us.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental management of currency conversion may delay us from remitting the proceeds of our future offerings into China through loans or additional capital contributions to our PRC subsidiaries, thereby reducing our ability to fund and expand the business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China regardless of the amount of the transfer. According to the relevant PRC regulations on foreign investment entities (“FIEs”) in China, capital contributions to our PRC subsidiaries are subject to the filing with the Ministry of Commerce of the PRC (“MOFCOM”) or their respective local branches and registration with a local bank authorized by SAFE. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE or their respective local branches and (ii) our PRC subsidiaries may not procure loans which exceed the difference between their respective total project investment amount and registered capital or twice of their net worth. We may not be able to complete such registrations or obtain necessary approvals on a timely basis with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such registrations, our ability to use the proceeds of our continued offering, and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand the business.

The process for sending the proceeds from our future offerings back to China may take as long as six months after the closing of our future offerings. In utilizing the proceeds of our future offerings, we may make additional capital contributions or loans to Hua Chen WFOE and our PRC subsidiaries. Any loans to Hua Chen WFOE or the PRC subsidiaries are subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with SAFE.

To remit the proceeds of any future offerings, we must take the following steps:

●	First, we will open a special foreign exchange account for capital account transactions. To open this account, we must submit to SAFE certain application forms, identity documents, transaction documents, form of foreign exchange registration of overseas investments of the domestic residents, and foreign exchange registration certificate of the invested company. As of the date of this annual report, we have already opened a special foreign exchange account for capital account transactions.

●	Second, we will remit the Offering proceeds into this special foreign exchange account.

●	Third, we will apply for settlement of the foreign exchange. In order to do so, we must submit to SAFE certain application forms, identity documents, payment order to a designated person, and a tax certificate.

We may also decide to finance our subsidiaries by means of capital contributions. These capital contributions must be approved by MOFCOM or its local counterpart. We cannot assure you that we will be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries. If we fail to receive such approvals, our ability to use the proceeds of our future offerings and to capitalize our Chinese operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand the business. If we fail to receive such approvals, our ability to use the proceeds of our future offerings and to capitalize our Chinese operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand the business.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, (“SAFE Circular 19”), which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion but continues to prohibit FIEs from using the RMB fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Supervision over Foreign Exchange Settlement of Capital Accounts, (“SAFE Circular 16”), effective in June 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to RMB on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that RMB converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted RMB will not be provided as loans to its non-affiliated entities. As Circular 16 is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange related rules. Violations of these circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may supervise our ability to use Renminbi converted from the net proceeds of our future offerings and our concurrent private placement, to invest in or acquire any other PRC companies through our PRC subsidiaries.

Acquisitions of Chinese companies by foreign investors may need a series of procedures, which could make it rather difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rule, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. For example, the M&A Rule require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the SCNPC effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB 2 billion, and at least two of these operators each had a turnover of more than RMB 400 million within China) must be cleared by MOFCOM before they can be completed.

Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow the business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand the business or maintain our market share.

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT issued a circular, known as SAT Circular 82, partially abolished on December 29, 2017, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe that, as a Cayman Islands exempted company, Huachen Cayman is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we would be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our Ordinary Shares. In addition, non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of the Ordinary Shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of the Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our Ordinary Shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets, as such persons need to determine whether their transactions are subject to these rules and whether any withholding obligation applies.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who pays for the transfer is obligated to withhold the applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the Ordinary Shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or may be taxed if our company is a transferor in such transactions and may be subject to withholding obligations if our company is a transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfers of Ordinary Shares of our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Increase in labor costs in PRC may affect the business and operations.

The current Labor Law of the PRC was first adopted on July 5, 1994 and subsequently amended on August 27, 2009 and December 29, 2018. The Labor Law of the PRC provides the restrictions on and increase of costs for dismissal of employees and establishes a system of guaranteed minimum wage. Over the past decade, as the Chinese economy has rapidly grown, the minimum wage standards have been increased. To the extent that we require some labor, higher labor costs could prevent us from being able to provide services efficiently and economically, which could have a negative impact on the operations. In addition, Chinese regulatory authorities have stepped up their enforcement and oversight of labor and social security, and if we are in breach of the rules, it will result in increased operating expenses.

We expect the labor costs, including wages and benefits, to continue to increase. Unless we are able to pass along these increased labor costs to our buyers by raising the prices of the products and services, our financial condition and results of operations will be materially adversely affected.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

In connection with our future offerings, we will become subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. We have operations agreements with third parties, and make sales in China, which may experience corruption.

Although we believe, to date, we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption law, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption law may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect the business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

Risks Related to the Business and Operations

Changes in the availability, quality and cost of key raw materials and other necessary supplies or services could have a material adverse effect on our business, financial condition and results of operations.

Raw material costs represent 77%, 74% and 60% of our total cost of revenues for the years ended December 31, 2024, 2023, and 2022, respectively. We are exposed to fluctuations in the prices of raw materials, transportation, and other necessary supplies or services due to factors beyond our control, such as policies, inflation, fluctuations in currency exchange rates, changes in weather, or changes in the supply and demand for such relevant raw materials, Prices of our key raw material products, such as high-strength steel, which we use in the structural and load-bearing components of our cubic parking equipment, continued to fluctuate. Therefore, it could result in higher costs for our principal business if prices of our key raw materials increase in the future. We may not be able to offset the price increases by increasing our product prices, in which case our margins would decline, and our financial condition and results of operations could be materially and adversely affected. In addition, if we significantly increase the prices of our products, we may lose our competitive advantage. This in turn could result in a loss of sales and customers. In either case, our business, financial condition, and results of operations could be materially and adversely affected.

We face risks of any interruptions or delays in the supply of raw materials.

We depend on the timely supply of raw materials, such as high-strength steel, to meet our production schedules. Any delays or interruptions in the supply of raw materials from our suppliers could adversely affect our ability to meet our contractual obligations to our customers. In addition, any natural or man-made disasters or other unexpected catastrophic events, including severe weather, fires, technical or mechanical failures, storms, explosions, earthquakes, strikes, terrorist activities, wars and outbreaks of epidemics, could disrupt our transportation channels, harm our suppliers’ operations and impede our ability to manufacture and deliver products to our customers on a timely basis.

We are exposed to risks associated with the transportation of the products we sell.

We load products from our warehouses and provide transportation service until our products are delivered to our customers. However, in the event of such an accident resulting in damage to the products we sell in transit, our ability to supply the products could be adversely affected. We may need rework and repair our products. The occurrence of any such event could also require us to make significant capital expenditures beyond those anticipated and delay product deliveries which may lead to customer claims. The sales we may lose or the increased costs we may incur as a result of such operational disruptions and delays in delivery may not be recoverable under existing policies, and long-term business interruptions may result in the loss of end customers. If any one or more of these risks were to occur, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Any quality problems associated with our products may result in loss of customers and sales, and we may face product liability claims if the problems are related to our products.

The success of our business depends on the continued delivery of quality and reliable products. We cannot assure you that our quality controls will be effective at all times, and we may face returns or cancellation of orders and customer complaints if the quality of any of our products deteriorates for any reason, or if consumers believe that our products do not deliver the claimed results.

In addition, if our products are defective or adversely affect the overall cause of consumer property damage or personal injury, we may be subject to product liability claims or product recalls that could cause financial and reputational harm. Even if we ultimately prevail, we may be required to incur substantial costs in defending such legal claims. In addition, consumers’ perception of our products and their willingness to purchase them may be adversely affected, regardless of whether the quality problems are related to us. Accordingly, any actual or known quality problems associated with our products could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our facilities and operations may require significant investment and upgrades.

Our facilities and operations may require significant investment and occasional upgrades due to depreciation or business growth, and our costs may increase as a result. If we are not successful in recovering such costs, our profitability may decline. In addition, the timely completion of upgrades as planned depends on a number of factors, including our ability to raise and maintain sufficient funds for such upgrades, the adequate supply of materials and equipment, and the ability to deliver on time. If the upgrade is not completed on time, our capacity will be temporarily limited and our business, financial condition, results of operations, and prospects may be further materially and adversely affected.

Our cubic parking equipment undergo annual inspections, and once these inspections are successfully completed, they are deemed sustainable for use without compulsory scrapping. However, certain component suppliers may fail to maintain their operations for such an extended duration. If our component suppliers fail to provide maintenance services after sale on a timely basis, our reputation, revenue, and growth could be adversely affected.

Our cubic parking equipment consists of a number of components, including a load-bearing structure, transportation and moving structure, transmission structure, electrical control system, safe operation monitoring system, fall prevention and foreign object protection system, overspeed monitoring system, remote management system, etc. After delivery, our cubic parking equipment would undergo annual inspections by China Special Equipment Inspection and Research Institute (“CSEI”).  Once the inspections are successfully completed, our products are deemed sustainable for use without compulsory scrapping. However, the component suppliers may fail to maintain their operations for an extended duration as the cubic parking equipment’s’ lifecycle we offered. Although we select multiple suppliers for a given component, we cannot guarantee our component suppliers will successfully maintain their operations for an extended period and provide maintenance services after sale on a timely basis. If the component suppliers fail to do so, our reputation, revenue, and growth could be adversely affected.

It is essential to meet certain conditions for the parking lots or garages before we install the cubic parking equipment. Failure to fulfill such conditions could delay equipment installation and project finalization and adversely impact our business revenue.

After manufacturing our cubic parking equipment, the equipment will be delivered to our customers’ designated parking lots or garages, and await installation. The installation process is contingent upon meeting specific conditions within the parking lots or garages, such as ground flatness and electricity supply, which are contractual responsibilities of our customers. However, unforeseeable circumstances such as delays in government approvals for construction projects, setbacks in parking lot/garage constructions, and occurrences such as natural disasters or pandemics may hinder our customers from fulfilling the necessary conditions for installation, resulting in delays in our project finalizations, and adversely impact our business revenue.

The Operating Subsidiaries face intense competition in the domestic cubic parking garage manufacturing industry, if the Operating Subsidiaries fail to compete effectively, the Operating Subsidiaries may lose market share. The performance, prospects, and results of operations will be materially and negatively impacted.

With the rapid increase in domestic cubic parking garage manufacturing companies, the market competition has become increasingly fierce. The growing demand for urban parking spaces has led to the entry of numerous enterprises into the cubic parking garage industry, especially in low-to-medium production areas with lower technological requirements and industry barriers. Meanwhile, many multinational corporations have also entered the Chinese market, capitalizing on their financial and technical advantages to seize the high-end domestic market, intensifying competition within the industry. They may use their experience and resources to compete with us in a number of ways, including competing more aggressively for customers and completing more acquisitions. Competitors in the industry may be acquired, merged with, or partnered with integrated groups in our industry that are able to invest significant resources in the operations for further investment. If the Operating Subsidiaries are unable to compete effectively with the existing and future competitors at a reasonable cost, the business, prospects, and results of operations could be materially and negatively affected.

If the Operating Subsidiaries fail to improve our services to keep up with the rapidly changing demands, preferences, smart parking trends, or technologies in the smart parking industry, our revenue and growth could be adversely affected.

We consider the smart parking industry to be dynamic, as the Operating Subsidiaries face (i) constant changes in customers’ interests, preferences, and receptiveness over different smart parking garage designs, (ii) evolution of the needs of smart parking in response to shifts in their business needs and marketing strategies, and (iii) innovations in technologies developed in this industry. As a result, the Operating Subsidiaries’ success depends not only on their ability to offer creative of smart parking garage designs, deliver high-quality smart parking equipment, and provide efficient maintenance services, but also on their abilities to adapt to rapidly changing smart parking trends and technologies to enhance the quality of existing products and services and to develop and introduce advanced smart parking technologies and solutions to address customers’ changing demands.

Though the government has shown increased support for the parking industry, inadequate policy details, supervision, and industry access thresholds may result in disorderly management, potential market disruption, and reduced industry profitability due to increased entry of small-scale and non-standardized companies.

Despite increased government support for the parking industry in recent years, the policies and measures supporting the construction and operation of cubic parking garages by government agencies still need to be more detailed and comprehensive. Many policies need more effective supervision and implementation, resulting in a certain level of disorder in industry management. Moreover, regarding industry access thresholds, the increasing demand for parking equipment might lead to a situation where lower entry barriers attract a surge of small-scale and non-standardized companies. This influx could lead to market disruption, price wars, and detrimental competition, ultimately reducing industry profitability.

Higher parking fees in automated cubic parking garages due to construction and maintenance costs, elevated vacancy rates, and lenient penalties for illegal parking contribute to vehicle owners opting for illegal parking over cubic garages, hampering their operational growth.

Automated cubic parking garages generally charge higher parking fees than surface parking due to their construction and maintenance costs. Consequently, cubic garages experience elevated vacancy rates. Additionally, the lack of stringent penalties for illegal parking, primarily relying on manual evidence collection and ticketing, fosters a sense of impunity among many violators. The combined effect of these factors results in a scenario where many vehicle owners opt for illegal parking rather than using cubic parking garages. This phenomenon partially hampers the operational growth of public cubic parking garages.

The efforts and investments in technology development may not always produce the expected results.

The Operating Subsidiaries are continually developing and seeking to develop technologies that are closely related to virtual technology that will be used in the services. As of the date of this annual report, the core research and development team consisted of a total of 11 employees. The research and development (“R&D”) team has been working on developing smart parking and maintenance apps, smart parking equipment, and parking equipment with new energy-charging functions. However, we cannot assure you that the future efforts to develop related technologies will be successful, in which case the products may lose their competitive edge.

In addition, we cannot assure you that the technologies the Operating Subsidiaries develop will be well accepted by customers, in which case the business, financial condition, results of operations and prospects may be materially and adversely affected.

The success of our business depends on the continuing efforts of the senior management and key employees of the Operating Subsidiaries.

The future success of our business is significantly dependent upon the continued service of the senior management and other key employees of the Operating Subsidiaries. If we lose their service, the Operating Subsidiaries may not be able to locate suitable or qualified replacements and may incur additional expenses to recruit and train new staff, which could severely disrupt the business and growth. The founder, Chief Executive Officer, Director and Chairman of the Board of the Company, Mr. Bin Lu, and other management members are critical to our vision, strategic direction, culture and overall business success. If there is any internal organizational structure change or change in responsibilities for the management or key personnel, or if one or more of the senior management members are unable or unwilling to continue in their present positions, the operation of the business and the business prospects may be adversely affected. The employees, including members of the management, may choose to pursue other opportunities. If the Operating Subsidiaries are unable to motivate or retain key employees, the business may be severely disrupted, and the prospects could suffer. In addition, although the Operating Subsidiaries have entered into confidentiality and non-competition agreements with our management, there is no assurance that the management members would not join the competitors or form a competing business. Suppose any dispute arises between the current or former officers and the Operating Subsidiaries. In that case, the Operating Subsidiaries may have to incur substantial costs and expenses in order to enforce such agreements in China or the Operating Subsidiaries may not be able to enforce them at all.

The Operating Subsidiaries are expanding fast. If the Operating Subsidiaries are unable to recruit, train and retain talents, the business may be materially and adversely affected.

The Operating Subsidiaries are expanding fast. Although the Operating Subsidiaries have adopted assembly line, the Operating Subsidiaries still face the risk of losing key talents in the future. We believe the future success depends on our continued ability to attract, develop, motivate, and retain qualified and skilled employees. Competition for personnel with expertise in virtual technology, digital marketing, and digital asset development is extremely intense in China. The Operating Subsidiaries may not be able to hire and retain these personnel at compensation levels consistent with the existing compensation and salary structure. Some of the companies with which the Operating Subsidiaries compete for experienced employees have greater resources than the Operating Subsidiaries have and may be able to offer more attractive terms of employment. In addition, the Operating Subsidiaries invest significant time and resources in training the employees, which increases their value to competitors who may seek to recruit them. If the Operating Subsidiaries fail to retain our employees, the Operating Subsidiaries could incur significant expenses in hiring and training new employees, and the ability to serve users and business partners could diminish, resulting in a material adverse effect on the business.

We expect fluctuations in our financial results, making it difficult to project future results, and if we fail to meet the expectations of securities analysts or investors with respect to our results of operations, our share price and the value of your investment could decline.

Our results of operations have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance. In addition to the other risks described herein, factors that may affect our results of operations include the following:

●	fluctuations in demand for our smart parking solution and cubic parking equipment;

●	increases in marketing, sales, and other operating expenses that we may incur to grow and expand the operations and to remain competitive;

●	the ability to successfully expand our business and penetrate key demographics;

●	the ability to maintain operating margins, cash used in operating activities, and free cash flow;

●	adverse litigation judgments, settlements, or other litigation and dispute-related costs;

●	changes in the legislative or regulatory environment, including with respect to privacy and data protection, consumer protection, and user-uploaded content, or enforcement by government regulators, including fines, orders, or consent decrees;

●	fluctuations in currency exchange rates and changes in the proportion of our revenue, bookings and expenses denominated in foreign currencies;

●	fluctuations in the market values of our portfolio investments and interest rates or impairments of any assets on our balance sheet;

●	changes in our effective tax rate;

●	changes in accounting standards, policies, guidance, interpretations, or principles; and

●	changes in domestic and global business or macroeconomic conditions.

Any of these and other factors, or the cumulative effect of some of these factors, may cause our results of operations to vary significantly. If our results of operations fall below the expectations of investors and securities analysts who follow our securities, the price of our Ordinary Shares could decline substantially, and we could face costly lawsuits, including securities class action suits.

The business is highly dependent on the brand strength and reputation, and if the Operating Subsidiaries fail to maintain and enhance the brand and reputation, consumer recognition of and trust in the services could be materially and adversely affected.

The brand recognition and reputation of our “Huachen” brand and the successful maintenance and enhancement of the brand and reputation have contributed and will continue to contribute significantly to our success and growth.

The Operating Subsidiaries rely heavily on our brand strength and reputation in the promotion and sale of the services. We believe that consumers recognize the corporate brand and the product brands for the product quality and reliability. However, customer complaints and accidents in relation to the quality of services, including inappropriate behavior, intellectual property infringement or negative publicity, or media coverage, may damage the brand and reputation. Any negative claims against the Operating Subsidiaries, even if unethical or unsuccessful, could distract our management’s attention and other resources from our day-to-day business operations, adversely affecting the business, operations results, and financial condition. Negative media coverage and resulting negative publicity of the services could result in a material adverse effect on customers’ acceptance of and trust in the Operating Subsidiaries and the services.

Further, the competitors may fabricate complaints or negative publicity about the brand for the purpose of vicious competition. With the increased use of social networks, adverse publicity can be disseminated quickly and broadly, making it increasingly difficult for the Operating Subsidiaries to respond and mitigate effectively. In addition, adverse publicity regarding any regulatory or legal action against the Operating Subsidiaries could damage the reputation and brand image, undermine customers’ confidence and reduce long-term demand for the services, even if such regulatory or legal action is unfounded or insignificant to the business.

Regulatory actions, legal proceedings and customer complaints against us could harm our reputation and have a material adverse effect on our business, results of operations, financial condition and prospects. Our directors, management, shareholders and employees may also from time to time be subject to legal proceedings, which could adversely affect our reputation and results of operations.

Along with growth and expansion of our business, we may be involved in litigation, regulatory proceedings and other disputes arising in or outside the ordinary course of our business. In general, such litigation and disputes may result in claims for actual damages, freezing of our assets, diversion of our management’s attention and reputational damage to us and our management, and the probability and amount of liability, if any, may remain unknown for long periods of time. Given the uncertainty, complexity and scope of many of these litigation matters, their outcome generally cannot be predicted with any reasonable degree of certainty. Moreover, even if we eventually prevail in these matters, we could incur significant legal fees or suffer significant reputational harm, which may negatively affect our operating results if changes to our business operations are required. There may also be negative publicity associated with litigation that could decrease consumer acceptance of our product offerings, regardless of whether the allegations are valid or whether we are ultimately found liable. In addition, our directors, management, shareholders and employees may from time to time be subject to litigation, regulatory investigations, proceedings and/or negative publicity or otherwise face potential liability and expense in relation to commercial, labor, employment, securities or other matters, which could adversely affect our reputation and results of operations. As a result, litigation may adversely affect our business, financial condition, results of operations or liquidity.

We may fail to protect the intellectual property of the Operating Subsidiaries.

We regard the software registrations, trademarks, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to the success of the Operating Subsidiaries, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with the employees and others to protect the proprietary rights. Despite these measures, any of the intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages.

Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect the intellectual property rights or to enforce the contractual rights. Furthermore, there can be no assurance that we will obtain such trademarks and any other trademarks that are crucial to the business in the future. Thus, we may be unable to prevent others from using such trademarks or suing us for infringement, or even unable to continue to use such trademarks in the business.

Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. If we resort to litigation to enforce the intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can also provide no assurance that we will prevail in such litigation. In addition, the trade secrets may be leaked or otherwise become available to, or be independently discovered by, the competitors.

We may be subject to intellectual property infringement claims.

We cannot be certain that the operations or any aspects of the business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by the services, products, or other aspects of the business without our awareness. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from the business and operations to defend against these claims, regardless of their merits.

The business is subject to risks generally associated with the smart parking industry.

Most of our revenue is currently derived from customers in the smart parking industry, and the Operating Subsidiaries rely to a significant extent on the health of the industry to maintain and increase our revenue. Accordingly, the Operating Subsidiaries are especially susceptible to market conditions and risks associated with the smart parking industry, including the popularity, customers’ preferences, and potential regulations, all of which are difficult to predict and are beyond our control.

In addition, economic conditions that negatively impact discretionary consumer spending, including inflation, slower growth, unemployment levels, tax rates, interest rates, energy prices, declining consumer confidence, recession, and other macroeconomic conditions, including those resulting from COVID-19 and from geopolitical issues and uncertainty, could have a material adverse impact on the business and results of operations.

The Operating Subsidiaries may fail to make necessary or desirable strategic alliances, acquisitions, or investments, and we may not be able to achieve the benefits we expect from the alliances, acquisitions, or investments we make.

The Operating Subsidiaries may pursue selected strategic alliances and potential strategic acquisitions that are supplemental to the business and operations, including opportunities that can help further expand the product and service offerings and improve the technology system. However, strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance or default by counterparties, and increased expenses in establishing these new alliances, any of which may materially and adversely affect the business. In addition, the Operating Subsidiaries may have limited ability to control or monitor the actions of the strategic partners. To the extent a strategic partner suffers any negative publicity due to its business operations, the reputation of the Operating Subsidiaries may be negatively affected by the association with such a party.

The costs of identifying and consummating strategic acquisitions may be significant and subsequent integrations of newly acquired companies, businesses, assets, and technologies would require significant managerial and financial resources and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our growth and business operations. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, and exposure to potential unknown liabilities of the acquired business. The acquired businesses or assets may not generate the financial results we expect and may incur losses. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. If our portfolio does not perform as we expect, our results of operation and profitability may be adversely affected.

We may not be able to raise additional capital when desired, on favorable terms, or at all.

We need to make continued investments in facilities, hardware, software, technological systems and to retain talents to remain competitive. Due to the unpredictable nature of the capital markets and our industry, there can be no assurance that we will be able to raise additional capital on terms favorable to us, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund the operations, take advantage of unanticipated opportunities, develop, or enhance our infrastructure or respond to competitive pressures could be significantly limited. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences, or privileges on par with or senior to those of existing shareholders.

If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud.

Prior to our initial public offering, we had been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audits of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to (i) our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the U.S. GAAP and the SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements and (ii) our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

Following the identification of the material weaknesses and control deficiencies, we have taken the following remedial measures: (i)  engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control; and (ii) adopting directors’ resolutions to appoint independent directors, establish an audit committee, and strengthen corporate governance.

We plan to take additional remedial measures, including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.

However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

We are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) as well as rules and regulations of the Nasdaq Stock Exchange. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. We are required by Section 404 of the Sarbanes-Oxley Act to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F beginning with our annual report in our second annual report after becoming a public company. We may experience difficulty in meeting these reporting requirements in a timely manner.

Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to produce timely and accurate financial statements and may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If that were to happen, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could lead to a decline in the market price of our Ordinary Shares, and we could be subject to sanctions or investigations by SEC or other regulatory authorities. We may also be required to restate our financial statements for prior periods.

We may incur losses or experience disruption of the operations as a result of act of God, unforeseen or catastrophic events, including pandemics, terrorist attacks, or natural disasters.

The business could be materially and adversely affected by catastrophic events or other business continuity problems, such as natural or man-made disasters, pandemics such as COVID-19, fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, political unrest, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate, including communicating with customers and the relevant listing authorities. For example, epidemics threaten people’s lives and may adversely affect their livelihood as well as their living and consumption patterns. The occurrence of an epidemic is beyond our control, and we cannot assure you that the outbreak of coronavirus (including COVID-19), severe acute respiratory syndrome, the H5N1 strain of avian influenza, the H1N1 strain of swine flu, the Zika virus or any other epidemics or pandemics will not happen.

Any epidemic or pandemic occurring, such as the most recent outbreak of COVID-19, in the PRC, Hong Kong, Taiwan and Macau, or even in areas outside of the PRC, Hong Kong, Taiwan and Macau, may severely affect and restrict the level of economic activity as the government may impose regulatory administrative measures quarantining affected areas or other measures to control the outbreak of the disease, which in turn may adversely affect the business, financial condition and results of operations. Mainly due to the impact of the COVID-19 pandemic, the Operating Subsidiaries had no new cubic parking garage projects in 2022 and needed sufficient funds to maintain their daily operation. By the second half of 2022, the negative impact of the COVID-19 pandemic was waning. While the Company had no new projects in 2022, previously postponed projects were all accepted, and revenue was recognized in the second half of 2022. As a result, our revenue for the fiscal year 2022 increased by approximately 147.8% compared to the previous year, and we got a net profit of nearly $5.51 million. By 2023, the COVID-19 pandemic has had essentially no impact on the Company. By the first half of 2024, the Company got a net profit of nearly $2.5 million, compared to the first half of 2023, the net profit increased by approximately 157%. Compared to the first half of 2023, the Company’s revenue in 2024 increased by 184%. However, we cannot assure you that our business will not be affected by an outbreak of COVID-19 in the future.

The headquarters of the Operating Subsidiaries are in the PRC, where most of our directors and management and all of our employees currently reside. Consequently, the Operating Subsidiaries are highly susceptible to factors adversely affecting China. A disaster or a disruption in the infrastructure that supports the businesses, a disruption involving electronic communications or other services used by us or third parties with whom the Operating Subsidiaries conduct business, or a disruption that directly affects our headquarter, could have a material adverse impact on the ability to continue to operate the business without interruption. The business could also be adversely affected if the employees are affected by pandemics. In addition, our results of operations could be adversely affected to the extent that any pandemic harms the Chinese economy in general. The incidence and severity of disasters or other business continuity problems are unpredictable, and the inability to timely and successfully recover could materially disrupt the businesses and cause material financial loss, regulatory actions, reputational harm, or legal liability.

Furthermore, the ongoing armed conflicts between Russia and Ukraine in Europe and among Israel, Hamas and other militant groups in the Middle East, have caused and could continue to cause significant market disruptions and volatility within the markets in Russia, Europe, the Middle East and the United States. The hostilities and sanctions resulting from those hostilities have adversely affected and could continue to adversely affect global financial markets and thus could affect our client’s business and our business, even though we do not have any direct exposure to Russia, Israel, or the adjoining geographic regions. However, we cannot predict the progress or outcome of the situation in Ukraine, or Israel, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn, have a material adverse effect on the operations, results of operations, financial condition, liquidity and business outlook of our business.

Additionally, continued turbulence in the international financial markets may adversely affect our ability to access the capital markets to meet liquidity needs. Financial markets and economic conditions could be negatively impacted by many factors, both economically and politically, beyond our control, such as the inability to access capital markets, control of the foreign exchange, changes in exchange rates, rising interest rates or inflation, slowing or negative growth rate, government involvement in the allocation of resources, inability to meet financial commitments in a timely manner, terrorism, pandemics such as the COVID-19 pandemic, political uncertainty, Russo — Ukraine war, the outcome of the Sino — US trade dispute, Israel — Hamas conflict, civil unrest, fiscal or other economic policy of the PRC or other governments, and the timing and nature of any regulatory reform.

The Operating Subsidiaries’ businesses are geographically concentrated, which subjects it to greater risks from changes in local or regional conditions.

All of the Operating Subsidiaries’ current operations are located in China. Due to this geographic concentration, our financial condition and operating results are subject to greater risks from changes in general economic and other conditions in China, than the operations of more geographically diversified competitors. These risks include:

●	changes in economic conditions and unemployment rates;

●	changes in laws and regulations;

●	changes in the competitive environment; and

●	adverse weather conditions and natural disasters.

As a result of the geographic concentration of the Operating Subsidiaries’ businesses, we face a greater risk of a negative impact on our business, financial condition, results of operations, and prospects in the event that China is more severely impacted by any such adverse condition, as compared to other countries.

We have limited insurance coverage, and any claims beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.

We maintain insurance policies that are required under applicable laws and regulations as well as insurance based on our assessment of our operational needs and industry practice. However, our insurance coverage may be insufficient to cover any claim for product liability, damage to our fixed assets or employee injuries. Any liability or damage to, or caused by, our facilities or our personnel beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.

We also expect that operating as a public company will make it more expensive for us to obtain director and officer liability insurance, since we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our Board of Directors, our board committees or as our executive officers. We do not know, however, if we will be able to maintain existing insurance with adequate levels of coverage. Any significant uninsured liability may result in a substantial amount of payments, which would adversely affect our cash position and results of operations.

We may not be able to ensure the successful implementation of our future plans and strategies, resulting in reduced financial performance.

We are a comprehensive smart parking solutions and equipment structural parts provider. The revenue derived from cubic parking garage accounted for 10%, 23%, and 81% of our total revenue for the years ended December 31, 2024, 2023 and 2022, respectively. The revenue derived from equipment structural parts accounted for 89%. 75%, and 16% of our total revenue for the years ended December 31, 2024, 2023 and 2022, respectively. In 2024, the decelerating economic growth in China, overbuilding and overborrowing by property developers, and increased government regulations on borrowing caused challenging market conditions in the real estate and construction sectors, resulting in a contraction in real estate investment, new constructions by property developers, and construction project completion rate. Therefore, the demand for cubic parking garages in new real estate projects weakened, reducing the number of high-quality projects available for us to undertake. The Company decided to scale down the cubic parking garage business and expand the production and sales of equipment structural parts. Consequently, the revenue of cubic parking garage declined, and only six projects were completed in 2024, while the revenue of the equipment structural parts has increased greatly.

We intend to continue expanding our market presence in cubic parking garage, including in traditional parking lot renovation and parking lot operations. There is no assurance that any future plan can be successfully implemented as the successful execution could depend on several factors, including the availability of our operating funds, market demand, and regulatory changes, some of which are not within our control. Failure to successfully implement our future plans or to effectively manage costs may lead to a material adverse change in our operation or affect our ability to respond to market or industry changes, resulting in reduced financial performance. If the economic growth in China continue to decelerate and the contraction in real estate investment continues, we may not be able to expand our cubic parking garage business, which would adversely affect our cash position and results of operations.

Heightened tensions in international relations, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.

Recently there have been heightened tensions in international relations, particularly between the United States and China, but also as a result of the war in Ukraine and sanctions on Russia. These tensions have affected both diplomatic and economic ties among countries. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between the major economies. The existing tensions and any further deterioration in the relationship between the United States and China may have a negative impact on the general, economic, political, and social conditions in both countries and, given our reliance on the Chinese market, adversely impact our business, financial condition, and results of operations.

On August 9, 2023, the Biden administration released an executive order and an advanced notice of proposed rule-making (the “ANPRM”) providing a conceptual framework for outbound investment controls focused on China. Further to this ANPRM, on June 21, 2024, the U.S. Department of the Treasury (the “Treasury”) issued a proposed rule on outbound U.S. investments involving China that generally follows the ANPRM. On October 28, 2024, the Treasury issued a Final Rule to implement the executive order of August 9, 2023. The Final Rule became effective on January 2, 2025. The Final Rule targets investments involving persons and entities associated with “countries of concern,” including China, and it imposes investment prohibition and notification requirements on a wide range of investments in companies engaged in activities relating to three sectors: (1) advanced microchips and microelectronics, (2) quantum computing, and (3) artificial intelligence systems, with persons from countries of concern engaged in these technologies defined as “Covered Foreign Persons.” Investments by U.S. persons subject to the Final Rule, which are defined as “covered transactions,” include acquisitions of equity interests, certain debt financing, joint ventures, and certain investments as a limited partner in a non-U.S. person pooled investment fund. The Final Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities listed on a national stock exchange. The Final Rule is aimed at exerting greater U.S. government oversight over U.S. direct and indirect investments involving China, and may introduce new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us. We do not believe we are a Covered Foreign Person under the Final Rule. However, to the extent that we are deemed a Covered Foreign Person engaged in the development of specified artificial intelligence technologies and services, the Final Rule could limit our ability to raise capital from U.S. investors generally, in which case our ability to raise such capital may be significantly and negatively affected, which could be detrimental to our capital raising capacity and our business, financial condition and prospects.

Risks Related to Our Public Offering and Ownership of Our Ordinary Shares

Our CEO has control over key decision making as a result of his control of a majority of our voting shares.

Our Chief Executive Officer, Director and Chairman of the Board, Mr. Bin Lu, together with his wife, Ms. Liping Zhu, has voting rights with respect to an aggregate of 21,951,000 Ordinary Shares, representing 65.07% of the voting power of our issued and outstanding Ordinary Shares as of the date of this annual report. As a result, Mr. Lu has the ability to control the outcome of matters submitted to our shareholders for approval, including the election of directors and any sale of all or substantially all of our assets. In addition, Mr. Lu has the ability to control the management and affairs of our Company due to his position as our CEO and his ability to control the election of our directors. Additionally, in the event that Mr. Lu controls our Company at the time of his death, control may be transferred to a person or entity that he designates as his successor. As a board member and officer, Mr. Lu owes a fiduciary duty to our Company and must act in good faith in a manner he reasonably believes to be in the best interests of our Company. Mr. Lu must also exercise his powers for a proper purpose. As a beneficial shareholder, even a controlling beneficial shareholder, Mr. Lu is entitled to vote his shares, and shares over which he has voting control as a result of voting agreements, in his own interests, which may not always be in the interests of our shareholders generally.

As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Our directors and officers beneficially own a majority of the voting power of our issued and outstanding Ordinary Shares. Under the Rule 4350(c) of the Nasdaq Capital Market, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Nasdaq Capital Market Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our Board of Directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq Capital Market corporate governance requirements. Our status as a controlled company could cause our Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1.235 billion, if we issue more than $1 billion in non-convertible debt in a three-year period, or if the market value of our Ordinary Shares held by non-affiliates exceeds $700 million before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail our company of this exemption from new or revised accounting standards and, therefore, will be subject to accounting standards that are available to emerging growth companies.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

Huachen Cayman is a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we are subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We are not required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime. As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

Because we are a foreign private issuer and are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing rules, you will have less protection than you would have if we were a domestic issuer.

Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of certain requirements regarding corporate governance, or we may choose to comply with such requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our Board of Directors to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. The Nasdaq Listing Rules also require shareholder approval for U.S. domestic issuers in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) issuance of 20% or more of our outstanding ordinary shares in transactions other than public offerings.  We have elected to follow home country practice in Cayman Islands in lieu of Nasdaq Capital Market Listing Rule 5600 with the exception of those rules which are required to be followed pursuant to the provisions of Listing Rule 5615(a)(3). See “Item 16G. Corporate Governance.” Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Capital Market may provide less protection to you than what is accorded to investors under the applicable rules of the Nasdaq Capital Market applicable to domestic U.S. issuers.

Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and insiders will hold a large portion of the company’s listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by the PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the Offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the Board of Directors or management. Our public offering will be relatively small and the insiders of our Company will hold a large portion of the company’s listed securities. Nasdaq might apply the additional and more stringent criteria for our initial and continued listing, which might cause delay or even denial of our listing application.

If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq Capital Market, although we exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

In order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum shareholders’ equity, minimum share price and certain corporate governance requirements. We may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our Ordinary Shares could be subject to delisting.

If the Nasdaq Capital Market delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Ordinary Shares is a “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price.

The public offering price for our Ordinary Shares will be determined through negotiations between the underwriter and us and may vary from the market price of our Ordinary Shares following our public offering. If you purchase our Ordinary Shares in our public offering, you may not be able to resell those shares at or above the public offering price. Further, an inactive trading market for our Ordinary Shares may also impair our ability to raise capital by selling our Ordinary Shares or enter into strategic partnerships and transactions by issuing our Ordinary Shares as consideration. If an active trading market for our Ordinary Shares does not develop, or is not sustained, you may not be able to sell your shares quickly or at the market price, or at all, and it may be difficult for you to sell your shares without depressing the market price for our Ordinary Shares. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or the competitors of significant services or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from the business, and adversely affect the business.

We may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition to the risks addressed above in “— The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price,” our Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of the business. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices, given that we will have relatively small public floats. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects.

Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. Furthermore, the potential extreme volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price and our company’s financial performance and public image, negatively affect the long-term liquidity of our Ordinary Shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Ordinary Shares and understand the value thereof.

We have broad discretion in the use of the net proceeds from our public offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our public offering. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm the business and financial condition. Pending their use, we may invest the net proceeds from our public offering in a manner that does not produce income or that loses value.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of the business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases.

There may not be an active, liquid trading market for our Ordinary Shares.

You may not be able to sell your shares at the market price, if at all, if trading in our shares is not active. The public offering price was determined by negotiations between us and the underwriter based upon a number of factors. The public offering price may not be indicative of prices that will prevail in the trading market.

We will incur additional costs for being a public company, which could negatively impact our net income and liquidity.

We are a public company in the United States. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the SEC and the Nasdaq Capital Market require significantly heightened corporate governance practices for public companies. We expect that these rules and regulations will increase our legal, accounting and financial compliance costs and will make many corporate activities more time-consuming and costly. We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized U.S. public companies. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us, and the market price of our Ordinary Shares could decline.

Exercise of the share options or restricted shares granted will increase the number of Ordinary Shares in circulation, which may adversely affect the market price of our Ordinary Shares.

On August 12, 2024, Huachen Cayman adopted the 2024 Equity Incentive Plan, or the 2024 Plan, for the purpose of granting share based compensation awards to current or prospective employees, directors, officers, advisors or consultants of the Company or its affiliates and align their interests with ours. The maximum aggregate number of Ordinary Shares which may be issued pursuant to all awards under the 2024 Plan was 3,000,000 Ordinary Shares.

On March 28, 2025, Huachen Cayman’s board of directors and compensation committee approved and adopted an amended and restated 2024 Equity Incentive Plan, pursuant to which the maximum aggregate number of ordinary shares authorized for issuance under the 2024 Plan was increased from 3,000,000 to 3,172,500 Ordinary Shares.

As of the date of this annual report, 3,172,500 Ordinary Shares have been granted under the 2024 Plan. We may adopt other share incentive plans in the future that permits granting of share-based compensation awards to employees and directors, which will result in significant share-based compensation expenses to us.

Competition for highly skilled personnel is often intense and we may incur significant costs or not be successful in attracting, integrating, or retaining qualified personnel to fulfill our current or future needs. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. Our ability to attract or retain highly skilled employees may be adversely affected by declines in the perceived value of our equity or equity awards. Furthermore, there are no assurances that the number of shares reserved for issuance under our share incentive plans are sufficient to grant equity awards adequate to recruit new employees and to compensate existing employees.

Item 4. Information on the Company

4.A. History and Development of the Company

Corporate Structure

The following diagram illustrates the corporate structure of Huachen Cayman and its subsidiaries as of the date of this annual report:

Our Subsidiaries and Business Functions

Huachen Cayman was incorporated on September 30, 2021, under the laws of the Cayman Islands. Huachen Cayman is a holding company and is currently not actively engaging in any business.

Huachen HK was incorporated on December 22, 2021, under the laws of the under the laws of Hong Kong. Huachen HK is a wholly-owned subsidiary of Huachen Cayman. It is a holding company and is not actively engaging in any business.

Hua Chen WFOE was incorporated on October 18, 2022 under the laws of the PRC. Hua Chen WFOE is a wholly-owned subsidiary of Huachen HK and currently has no operations.

Zhejiang Hua Chen Tech, previously known as Shanghai Hua Chen Steel Structure Installation Engineering Co., was incorporated on June 14, 2005 under the laws of the PRC. Zhejiang Hua Chen Tech is a majority-owned subsidiary of Hua Chen WFOE and currently engages in the business of structural steel components purchasing and sales.

Shanghai TD Manufacturing was incorporated on February 11, 2004 under the laws of the PRC. Shanghai TD Manufacturing is a majority-owned subsidiary of Zhejiang Hua Chen Tech and currently engages in cubic parking equipment project bidding, purchasing, production and sales.

Zhejiang TD Parking was incorporated on November 7, 2017 under the laws of the PRC. Zhejiang TD Parking is a wholly-owned subsidiary of Shanghai TD Manufacturing and currently engages in the cubic parking equipment production and assembling and structural steel components production.

Shanghai TD Parking was incorporated on July 27, 2012 under the laws of the PRC. Zhejiang TD Parking is a wholly-owned subsidiary of Shanghai TD Manufacturing and currently engages in the business of parking operation management.

Shanghai Yufeng was incorporated on November 16, 2016 under the laws of the PRC. Zhejiang TD Parking is a wholly-owned subsidiary of Shanghai TD Manufacturing and currently engages in the research and development of parking equipment supporting software.

Shanghai TP Parking was incorporated on April 1, 2015 under the laws of the PRC. Zhejiang TD Parking is a wholly-owned subsidiary of Shanghai TD Parking and currently engages in the business of parking operation management.

Shanghai TD Installation was incorporated on March 18, 2008 under the laws of the PRC. Zhejiang TD Parking is a wholly-owned subsidiary of Shanghai TD Parking and currently engages in cubic parking equipment installation, repair and maintenance services.

Zhejiang Xinfeng was incorporated on February 7, 2024 under the laws of the PRC. Zhejiang Xinfeng is a wholly-owned subsidiary of Zhejiang Hua Chen Tech and currently engages in the cubic parking equipment and structural steel components sales.

Corporate History

Huachen Cayman was incorporated on September 30, 2021, under the laws of the Cayman Islands. Huachen Cayman is a holding company and is currently not actively engaging in any business.

Huachen HK was incorporated on December 22, 2021, under the laws of the under the laws of Hong Kong. Huachen HK is a wholly-owned subsidiary of Huachen Cayman. It is a holding company and is not actively engaging in any business.

Hua Chen WFOE was incorporated on October 18, 2022 under the laws of the PRC. Hua Chen WFOE is a wholly-owned subsidiary of Huachen HK and currently has no operations.

Zhejiang Hua Chen Tech, previously known as Shanghai Hua Chen Steel Structure Installation Engineering Co., was incorporated on June 14, 2005 under the laws of the PRC. Zhejiang Hua Chen Tech is a majority-owned subsidiary of Hua Chen WFOE and currently engages in the business of structural steel components purchasing and sales.

Shanghai TD Manufacturing was incorporated on February 11, 2004 under the laws of the PRC. Shanghai TD Manufacturing is a majority-owned subsidiary of Zhejiang Hua Chen Tech and currently engages in cubic parking equipment project bidding, purchasing, production and sales.

Zhejiang TD Parking was incorporated on November 7, 2017 under the laws of the PRC. Zhejiang TD Parking is a wholly-owned subsidiary of Shanghai TD Manufacturing and currently engages in the cubic parking equipment production and assembling and structural steel components production.

Shanghai TD Parking was incorporated on July 27, 2012 under the laws of the PRC. Zhejiang TD Parking is a wholly-owned subsidiary of Shanghai TD Manufacturing and currently engages in the business of parking operation management.

Shanghai Yufeng was incorporated on November 16, 2016 under the laws of the PRC. Zhejiang TD Parking is a wholly-owned subsidiary of Shanghai TD Manufacturing and currently engages in the research and development of parking equipment supporting software.

Shanghai TP Parking was incorporated on April 1, 2015 under the laws of the PRC. Zhejiang TD Parking is a wholly-owned subsidiary of Shanghai TD Parking and currently engages in the business of parking operation management.

Shanghai TD Installation was incorporated on March 18, 2008 under the laws of the PRC. Zhejiang TD Parking is a wholly-owned subsidiary of Shanghai TD Parking and currently engages in cubic parking equipment installation, repair and maintenance services.

Zhejiang Xinfeng was incorporated on February 7, 2024 under the laws of the PRC. Zhejiang Xinfeng is a wholly-owned subsidiary of Zhejiang Hua Chen Tech and currently engages in the cubic parking equipment and structural steel components sales.

On August 12, 2024, the Company effected a 1-for-800 forward split of our Ordinary Shares, cancelled certain authorized but unissued Ordinary Shares and diminished the Company’s authorized share capital. As a result, the authorized share capital of the Company is $250 divided into 200,000,000 shares of a par value of $0.00000125.

Immediately upon the completion of the forward split, cancellation of authorized but unissued Ordinary Shares and diminution of authorized share capital, the board of directors of the Company approved the surrender of a total of 10,000,000 Ordinary Shares for no consideration to the Company for cancellation, among which (i) 6,317,000 Ordinary Shares were surrendered by Huahao (BVI) Limited, (ii) 1,000,000 Ordinary Shares were surrendered by Huayue (BVI) Holding Limited, (iii) 846,000 Ordinary Shares were surrendered by Huajing (BVI) Limited, (iv) 884,000 Ordinary Shares were surrendered by Huamao (BVI) Limited, (v) 953,000 Ordinary Shares were surrendered by Huaxuan (BVI) Limited. As a result, the total number of Ordinary Shares issued and outstanding became 30,000,000 Ordinary Shares and each of Huahao (BVI) Limited, Huayue (BVI) Holding Limited, Huajing (BVI) Limited, Huamao (BVI) Limited and Huaxuan (BVI) Limited owns 18,951,000 Ordinary Shares, 3,000,000 Ordinary Shares, 2,538,000 Ordinary Shares, 2,652,000 Ordinary Shares, and 2,859,000 Ordinary Shares, respectively.

Corporate Information

Our principal executive office is located at No.1018 Haihe Road, Dushangang Town, Pinghu City, Jiaxing, Zhejiang Province, PRC. The telephone number of our principal executive offices is +86 02168368658. We maintain a corporate website at Osiris International Cayman Limited. Our registered office in Cayman Islands is at Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands. We maintain a corporate website at www.hctdparking.com. Our registered agent in the United States is Cogency Global Inc., located at 122 E 42nd Street 18th Floor, New York, NY 10168.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is www.hctdparking.com. The information contained on our website is not a part of this annual report.

Implication of the Holding Foreign Companies Accountable Act (the “HFCA Act”)

The HFCA Act was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in the over the counter trading market in the United States.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act, which took effect on January 10, 2022. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, PCAOB announced the PCAOB HFCA Act determinations (the “PCAOB determinations”) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. The SOP Agreement remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the SOP Agreement disclosed by the SEC, the PCAOB shall have sole discretion to select any audit firms for inspection or investigation and the PCAOB inspectors and investigators shall have a right to see all audit documentation without redaction. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary.

Our auditor, Audit Alliance LLP, headquartered in Singapore, is an independent registered public accounting firm that issues the audit report included in this prospectus. As an auditor of publicly traded companies in the United States and a firm registered with the PCAOB, Audit Alliance LLP is subject to U.S. laws under which the PCAOB conducts regular inspections to assess compliance with applicable professional standards with the last inspection on September 27, 2024. Therefore, we believe that, as of the date of this prospectus, our auditor is not subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021.

Permission Required from the Hong Kong Authorities

Neither we nor any of our subsidiaries are required to obtain any permission or approval from Hong Kong authorities to offer the securities of Huachen Cayman to foreign investors.

Recent Regulatory Development in the PRC

We are aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

For example, on June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law”, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

On February 17, 2023, the China Securities Regulatory Commission (“CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the “Trial Measures,” and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

In connection with our issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, except for the filing procedures with the CSRC and reporting of relevant information according to the Overseas Listing Trial Measures, we believe that the Company and its subsidiaries are currently not required to obtain any other approval from the CSRC to list on U.S exchanges or issue securities to foreign investors, given that: (i) our PRC subsidiary was incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rule that are our beneficial owners; (ii) the Chinese regulatory authority currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this annual report are subject to the M&A Rule; and (iii) no provision in the M&A Rule clearly classifies contractual arrangements as a type of transaction subject to the M&A Rule.

However, there remains some uncertainty as to how the M&A Rule will be interpreted or implemented in the context of an overseas offering and the opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rule. We cannot assure you that relevant PRC government agencies, would reach the same conclusion as our PRC counsel, Ganus Law Firm, does, and hence we may face regulatory actions or other sanctions from the PRC regulatory agencies. These regulatory agencies may impose fines and penalties on the operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our future offerings into China, restrict or prohibit the payments or remittance of dividends by our PRC subsidiaries or take other actions that could have a material adverse effect on the business, financial condition, results of operations, reputation and prospects, as well as the trading price of the shares. It is uncertain when and whether the Company will be required to obtain permission from the China regulatory authority to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded.

The China regulatory authority may legally restricted or influence the operations at any time, which could result in a material change in the operations. Recently, the China regulatory authority initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As confirmed by our PRC counsel, Ganus Law Firm, we currently are not subject to cybersecurity review with the CAC, to conduct business operations in China, given that: (i) the Operating Subsidiaries do not possess a large amount of personal information in the business operations; and (ii) data processed in the business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. In addition, as confirmed by our PRC counsel, Ganus Law Firm, we are not subject to merger control review by China’s anti-monopoly enforcement agency due to the level of our revenues which were provided by us and audited by our auditor Audit Alliance LLP, and the fact that we currently do not expect to propose or implement any acquisition of control of, or decisive influence over, any company with revenues within China of more than RMB 400 million. See “Risk Factors — Risks Related to Doing Business in China — Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be implemented quickly with little advance notice. Therefore, our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.”

4.B. Business Overview

Mission

The Operating Subsidiaries are committed to developing comprehensive smart parking solutions and providing equipment structural parts by leveraging the expertise of machinery, electricity, and instrumentation and understanding of various industries such as transportation, property management, and urban planning. By combining smart parking systems with their designed and manufactured cubic parking equipment, which efficiently optimizes vertical and horizontal parking space utilization, the Operating Subsidiaries’ smart parking solution caters to the specific spatial challenges faced in China’s urban environments.

Overview

We are a comprehensive smart parking solutions and equipment structural parts provider and conduct all our operations through our Operating Subsidiaries in China. The Operating Subsidiaries provide customized parking solutions to optimize efficiency in limited parking spaces, covering smart cubic parking garage design, cubic parking equipment manufacturing, sales, installation, and maintenance. To cater the customers’ different parking needs, we manufacture and offer various cubic parking garage products by employing various working principles, such as lifting and shifting, convenient lifting, vertical circulation, vertical lifting, plane moving, alley stacking, multi-layer cycle, horizontal cycle, and car lift. Moreover, the Operating Subsidiaries offer design, repair, and maintenance services to ensure the continued functionality of our parking solutions. Customers for comprehensive parking solutions are government departments, hospitals, property management companies, real estate companies, institutions, residential communities, and other businesses with parking lots or garages. With the production qualification and market presence, the Operating Subsidiaries’ smart parking system addresses parking challenges in urban areas in China experiencing rapid development.

The Operating Subsidiaries also offer equipment structural parts, including (i) product structural parts, (ii) garage structural parts, (iii) materials such as customized steel and load-bearing steel plates for cubic parking equipment, and (iv) railroad accessories. Customers of equipment structural parts are industrial manufacturing companies, such as producers of mining haulers, industrial conveyors, railroad tracks, and other products.

The Operating Subsidiaries’ principal market is in China. For the years ended December 31, 2024, 2023 and 2022, our revenues were approximately $40.94 million, $34.28 million, and $20.96 million, respectively. The following table sets forth the breakdown of total revenues by category of activity for the years ended December 31, 2024, 2023, and 2022.

	For the Years Ended December 31,
	2024	%	2023	%	2022	%
Equipment structural parts	$36,456,054	89.04%	$25,526,870	74.47%	$3,347,023	15.97
Cubic parking garage	4,040,079	9.87%	8,012,037	23.37%	16,957,314	80.92
Maintenance services	429,572	1.14%	584,696	1.71%	645,420	3.08
Others	19,065	0.05%	155,419	0.45%	5,431	0.03
Total revenue	$40,944,770	100%	$34,279,022	100%	$20,955,188	100

Growth Strategies

Develop an Optimized Smart Parking and Maintenance Application

The Operating Subsidiaries plan to develop a cloud-based application (“APP”) for efficient parking management and maintenance. The launch of our platform provides the following competitive advantages:

Precise and Effective Supervision and Maintenance. The cloud-based management platform developed by the Operating Subsidiaries enables precise control and adequate supervision of each smart device operating in the parking lots and garages. Maintenance personnel can swiftly access accurate information and perform targeted maintenance in machine failure or unexpected incidents. This seamless network connectivity and equipment integration significantly enhance the efficiency of supervision and maintenance, ensuring the safety and performance of the parking lots and garages.

Efficient Vehicle Parking. With efficient and accurate machine-based operations, vehicles are swiftly parked and retrieved. Car owners can conveniently schedule car pick-ups in advance using our mobile app, significantly improving efficiency.

The strategy involves integrating specific sensor modules into cubic parking equipment to realize the comprehensive functionalities outlined above. To enhance operational efficiency and manage costs effectively, the Operating Subsidiaries plan to conduct initial APP testing in selected parking lots or garages by the end of 2024. The APP promotion will be initiated after continuous refinement of the APP’s features over the next six months. As of the date of this annual report, Shanghai TD Manufacturing is collaborating with an external R&D team under an APP development agreement. This agreement includes deliverables, payment, confidentiality, and intellectual property provisions. According to the agreement, the external R&D team is responsible for delivering the APP as specified by Shanghai TD Manufacturing. Until full payment is made by Shanghai TD Manufacturing, the external R&D team retains ownership of the intellectual property rights associated with the APP, if any. Shanghai TD Manufacturing will not hold any IP rights on the APP until the full payment is completed. Additionally, the R&D team is obligated to independently develop the APP without infringing upon any third-party intellectual property rights. In addition, Shanghai TD Manufacturing will be provided a 12-month maintenance and technical consulting services to ensure proper operation and maintenance of the APP.

Optimize Smart Parking Solutions with New RGV and AGV Equipment

The Operating Subsidiaries focus on promoting cutting-edge smart parking equipment, particularly the ultra-thin smart car carrier (“RGV”) and the automated guided vehicle (“AGV”). Our RGV equipment boasts a remarkable body height of only 100mm, yet it can handle loads of up to 2.5 tons, making it the lowest and most load-capable carrier in China. With an adaptable design that accommodates vehicle chassis height and wheelbase variations (ranging from 1.8m to 3.3m), our RGV equipment enjoys exclusive intellectual property rights and successfully underwent rigorous heavy-load testing in October 2020.

The AGV, another in-house product, features Mecanum wheel drive technology, effectively reducing the equipment’s height. With a minimum vehicle chassis height of 115mm and a maximum load capacity of 2.5 tons, the AGV equipment of the Operating Subsidiaries is China’s most load-capable and lowest chassis AGV available. Both AGV and RGV act as smart robots within the parking system, eliminating the need for labor-intensive tasks like searching for parking spaces or maneuvering vehicles into garages. Their robust technological performance enables seamless one-step parking and one-key pick-up, ensuring convenience while significantly reducing labor costs. These unique and irreplaceable advantages make AGV and RGV integral to smart parking solutions.

New Energy Vehicle Charging Services

The widespread adoption of new energy vehicles across China has made new energy vehicle users a significant force in the automotive market. To address their needs, the Operating Subsidiaries have invested in developing comprehensive new energy vehicle charging facilities, including innovative solar charging garages. By providing complete and reliable charging infrastructure, the Operating Subsidiaries have alleviated the concerns of new energy vehicle owners, ensuring their charging needs are met efficiently and hassle-free.

Products and Services

Overview

The Operating Subsidiaries entered the smart parking industry in 1990s, with a focus on the research and development, production, sales, and operation of cubic parking equipment. The Operating Subsidiaries specialize in the integration of machinery, electricity, and instrumentation to provide comprehensive parking solutions. The cubic parking equipment employs various working principles, including lifting and shifting, convenient lifting, vertical circulation, vertical lifting, plane moving, alley stacking, multi-layer cycle, horizontal cycle, and car lift. These equipment types cater to different parking needs in public spaces, units, and residential communities. With the production qualification and market presence of the Operating Subsidiaries, their smart parking solution addresses the challenges of parking in urban areas experiencing rapid development.

Products

Smart Cubic Parking System

1. PSH

PSH stands for “lifting and horizontal sliding,” a specialized parking system designed to optimize space utilization and efficiency. It moves the vehicle carrier board using vertical lifting and horizontal to maximize available parking space. The system operates with distinct functionalities on different layers. The upper layer focuses on vertical lifting and lowering movements, while the ground layer is dedicated to horizontal sliding. The number of layers can be tailored to fit specific site constraints, allowing for flexible layout configurations and convenient combinations. This versatile system exhibits strong adaptability, making it suitable for both above ground and underground applications. To accommodate the customer’s needs, we offer various PSH options, including economic design, practical design, and classic design.

PSH

The application of PSH systems with two or three layers primarily focuses on basement and above-ground parking scenarios. In comparison, PSH systems with more than three layers are primarily utilized in outdoor sites. These different application scenarios cater to the diverse parking infrastructure needs, offering versatile solutions for indoor and outdoor scenarios.

2. PJSA

PJSA stands for “convenient lifting,” a specialized parking system that prioritizes simplicity and efficiency for operating personnel in providing parking services. To initiate the lifting and lowering function, personnel only need to enter the garage password and parking space number, then press the confirmation button. Once the button is clicked again, the designated parking space will automatically reach the ground-level entrance, allowing vehicle owners to easily drive their vehicles onto or off the vehicle carrier board. This system ensures a user-friendly experience. It offers effortless access to vehicles, minimizing time and effort. Additionally, operating with ultra-low noise, it creates a peaceful environment. Its compact design optimizes space utilization, and installation is quick and straightforward.

PJSA

The application of PJSA systems with two or three layers primarily focuses on basement and above-ground parking scenarios. In comparison, PJSA systems with more than three layers are primarily utilized in outdoor sites. These different application scenarios cater to the diverse parking infrastructure needs, offering versatile solutions for indoor and outdoor scenarios.

3. PJSD-L

PJSD-L stands for “single-column convenient lifting,” a specialized parking system that operates with a single column and provides a straightforward and convenient lifting function. With this design, the space utilization rate can reach 200%. It is user-friendly, occupying a small footprint due to the single-column design while still offering abundant parking space. The ground level is dedicated to flat parking. Accessing or retrieving vehicles from the upper level requires moving the lower-level vehicles and lowering the upper-level platform to the ground. Safety is prioritized with dual anti-fall devices, ensuring high levels of security.

PJSD-L

The application scenario of PJSD-L is typically in newly constructed or relatively new commercial projects, primarily for underground parking facilities. Additionally, PJSD-L requires a solid foundation with specific requirements for the ground structure.

4. PJSD-RL

PJSD-RL stands for “rotatable non-obstructive convenient lifting,” a specialized parking system that integrates forward shifting and rotation features. This innovative design maximizes space utilization, achieving a potential utilization rate of up to 200%. It is widely recognized for its user-friendly operation, allowing for flat parking and effortless access on the ground level. The system can rotate to align with the lane, enabling smooth entry and exit, thereby enhancing convenience for parking. To ensure the safety of the users and their vehicles, PJSD-RL is equipped with dual anti-fall devices, delivering exceptional security performance.

PJSD-RL

 The application scenario of PJSD-RL is typically in newly constructed or relatively new commercial projects, primarily for underground parking facilities and especially for those that require a high number of parking spaces. Additionally, PJSD-RL requires a solid foundation with specific requirements for the ground structure.

5. PJS2A

PJS2A stands for “four-columns convenient lifting,” a specialized parking system that can accommodate two vehicles per unit. Prior to the equipment descending from the warehouse, the lower-level vehicle requires the driver to move it away. The system operates exclusively in vertical movements, eliminating the need for lateral displacement and ensuring a low failure rate. Users can operate the system through button controls, utilizing electric motors for smooth operation.

PJS2A is well-suited for installation in various settings, typically projects with low budget, low foundation load and low requirement for the number of parking spaces. It can be installed in both outdoors and basements.

PJS2A

6. PCS Vertical Lifting

The PCS Vertical Lifting is a three-stage sliding fork-type vertical lift system for tower garages. It features a standard design with a built-in automatic lifting and rotating device and advanced navigation instructions. Utilizing PCS Vertical Lifting, drivers can easily access their vehicles without backing up, making it suitable even for novice drivers. The garage operates with variable voltage and variable frequency (VVVF) drive and microcomputer control, ensuring low vibration, noise, and operational costs while maintaining high efficiency. The equipment is equipped with an LCD touchscreen interface and can also be operated using integrated circuit (IC) cards, providing advanced equipment management and streamlined operation for efficient vehicle access. Safety and reliability are prioritized, as the equipment has undergone extensive load operation testing with a low failure rate. Multiple security devices and condition protection measures are in place to ensure the safety of vehicles and personnel, effectively preventing vehicle theft.

PCS Vertical Lifting

The PCS Vertical Lifting system is suitable for projects that require efficient space utilization and can accommodate taller buildings. It is particularly suitable for projects with high foundation requirements, many parking spaces, and the need for fast entry and exit speeds, such as hotels and public parking lots. The system can be installed in both pit-type and above-ground configurations, making it adaptable to various building structures.

7. PPY

PPY stands for “horizontal movement,” a specialized parking system with a comb-like structure for horizontal movement. This system allows vehicles to be moved horizontally within a parking facility, optimizing space utilization, and providing convenient access to parking spaces. The comb-like structure consists of multiple teeth or slots that securely hold the vehicles in place during movement. The system incorporates various safety measures, including laser and photoelectric dual positioning, ensuring precise positioning accuracy down to the micrometer level.

The PPY system offers efficient and flexible parking solutions, especially In areas where space is limited. It offers convenient vehicle access and operates with a high level of automation. As the parking scarcity problem intensifies, PPY is primarily implemented in large cities. It can be installed above ground, underground, or in semi-underground spaces, with the ability to accommodate up to eight levels. Multiple entrances and exits can be set up to enhance vehicle access efficiency.

PPY

8. PXD

PXD stands for “aisle stacking,” a specialized parking system that involves vertically parking vehicles on elevated platforms within designated aisles. This method is designed to maximize parking capacity and facilitate efficient parking. Users can optimize their parking space and streamline operations by utilizing narrow aisles designed for vehicle movement. Aisle stacking enables effective organization and utilization of available space, ensuring efficient parking management and timely vehicle access when needed. We offer comb-like and plate PXD. Our PXD system is situated between the parking spaces on both sides, and stacker cranes and carriers carry out the entire garage operation. The vehicle is initially parked on the entrance/exit platform, where the stacker crane picks it up and traverses the lane to transport it to the designated parking space. The carrier on the stacker crane then transfers the vehicle from the stacker to the parking space. Our PXD seamlessly combines the lifting and moving functions using advanced technology. It is equipped with a frequency control system, multiple security measures, laser and photoelectric double positioning, and utilizes optical communication wireless signal transmission. This enables the stacker to lift and traverse simultaneously, saving time, reducing energy consumption, and maximizing space utilization.

PXD can be installed on the ground, underground, or semi-underground. It can accommodate up to six floors, and multiple entrances and exits can be incorporated to enhance access efficiency.

PXD

For the fiscal year ended December 31, 2024, the revenue breakdown for our cubic parking systems is detailed in the table below. The percentages represent the proportion of total revenue derived from each type of cubic parking system.

Products	Revenue Ratio (%)
PSH	100

For the fiscal year ended December 31, 2024, 100% of the revenue of cubic parking system was generated from PSH.

For the fiscal year ended December 31, 2023, the revenue breakdown for our cubic parking systems is detailed in the table below. The percentages represent the proportion of total revenue derived from each type of cubic parking system.

Products	Revenue Ratio (%)
PSH	84
PCS	16

For the fiscal year ended December 31, 2023, 84% of the revenue of cubic parking system was generated from PSH and 16% was generated from PSH.

For the fiscal year ended December 31, 2022, the revenue breakdown for our cubic parking systems is detailed in the table below. The percentages represent the proportion of total revenue derived from each type of cubic parking system.

Products	Revenue Ratio (%)
PSH	75
PJSA	5
PJSD-L	2
PJSD-RL	3
PJS2A	5
PCS Vertical Lifting	5
PPY	-
PXD	5

For the fiscal year ended December 31, 2022, 75% of the revenue of cubic parking system was generated from PSH, 5% was generated from PJSA, 2% was generated from PJSD-L, 3% was generated from PJSD-RL, 5% was generated from PJS2A. 5% was generated from PCS Vertical Lifting, and 5% was generated from PXD.

Equipment Structural Parts

1. Product Structural Parts

The Operating Subsidiaries purchase the product structural parts from suppliers, and they sell these product structural parts directly to the customers.

i. Conveyor Belt Components

Conveyor belt components refer to equipment used in industrial and logistical sectors to transport objects from one place to another. Conveyor belt components find widespread applications across various industries, including manufacturing, logistics distribution, mining, and more, enhancing the efficiency and precision of object transportation. Different types of conveyor belt components can be custom designed based on specific needs and applications.

ii.	Feeder system components

Feeder system components refer to equipment used to automatically or semi-automatically transport materials, raw substances, or objects from one location to another. Feeder system components are frequently employed in industrial production and manufacturing processes to ensure accurate materials delivery, enhancing production efficiency and operational convenience. The design of feeder system components depends on the nature of the handled materials, production requirements, and the scale and purpose of the equipment. They are widely used in various industries, such as manufacturing, food processing, mining, and more, providing crucial support for automation and mechanization in production processes.

2. Garage Structural Parts

The Operating Subsidiaries manufacture the garage structural parts in-house, and these structural parts are incorporated into our cubic parking equipment.

Customized cubic parking equipment frame structure

3.	Materials

The Operating Subsidiaries manufacture the materials such as load-bearing steal plates in-house, and these materials are incorporated into our cubic parking equipment.

Customized steel and load-bearing steel plates for cubic parking equipment.

4. Railroad Accessories

The Operating Subsidiaries purchase the railroad accessories from suppliers, and they sell these railroad accessories directly to the customers.

Bearing Housing	cast steel wheel

For the fiscal year ended December 31, 2024, the revenue breakdown for our equipment structural parts is detailed in the table below. The percentages represent the proportion of total revenue derived from each category of our structural steel products.

Products	Revenue Ratio (%)
Product structural parts	94
Materials	4
Railroad accessories	2

For the fiscal year ended December 31, 2024, 94% of the revenue of equipment structural parts was generated from product structural parts, 4% was generated from materials, and 2% was generated from railroad accessories.

For the fiscal year ended December 31, 2023, the revenue breakdown for our structural steel components is detailed in the table below. The percentages represent the proportion of total revenue derived from each category of our structural steel products.

Products	Revenue Ratio (%)
Product structural parts	75
Garage structural parts	12
Materials	5
Railroad accessories	8

For the fiscal year ended December 31, 2023, 75% of the revenue of structural steel components was generated from product structural parts, 12% was generated from garage structural parts, 5% was generated from materials, and 8% was generated from railroad accessories.

For the fiscal year ended December 31, 2022, the revenue breakdown for our equipment structural parts is detailed in the table below. The percentages represent the proportion of total revenue derived from each category of our structural steel products.

Products	Revenue Ratio (%)
Product structural parts	48
Garage structural parts	17
Materials	32
Railroad accessories	3

For the fiscal year ended December 31, 2022, 48% of the revenue of equipment structural parts was generated from product structural parts, 17% was generated from garage structural parts, 32% was generated from materials, and 3% was generated from railroad accessories.

Services

Product Design Service

The Operating Subsidiaries provide initial consultation and advice to the clients on new projects of smart parking solutions, particularly in the pre-project master planning phase. The Operating Subsidiaries help the clients refine the parking portion of the overall project plan to ensure the project is successfully approved. In this way, the Operating Subsidiaries can successfully obtain orders for the project once it has started.

The Operating Subsidiaries do not charge a separate fee for this design service. Instead, the Operating Subsidiaries will provide an overall quote to cover this design service once the project is approved and the order is accepted.

Maintenance service

The Operating Subsidiaries offer a free warranty period for two years after completion of the projects to ensure proper operation and performance of the products. After the warranty period, the Operating Subsidiaries will charge a separate maintenance fee annually. Such maintenance services are designed to provide customers with continuous technical support and assurance that their equipment will remain in excellent operating condition over a long period.

The professional team will perform regular maintenance and overhauls to promptly address potential problems to ensure customer satisfaction and equipment reliability. With the maintenance services, customers can rest assured that they will enjoy the products’ long-term support and value.

For the fiscal year ended December 31, 2024, the revenue generated from our maintenance service reached RMB3,091,082(approximately $429,572), accounting for about 1% of our total sales revenue for that year.

For the fiscal year ended December 31, 2023 the revenue generated from our maintenance service reached RMB4,120,208 (approximately $584,696), accounting for about 2% of our total sales revenue for that year.

 For the fiscal year ended December 31, 2022, the revenue generated from our maintenance service reached RMB4,343,031 (approximately $645,420), accounting for about 3% of our total sales revenue for that year.

Research and Development

The products rely on advanced technology, demanding collaboration among IT, electrical, and mechanical modules. This intricate interplay necessitates a highly skilled workforce comprising talents in these fields. The Operating Subsidiaries have a distinguished team of R&D technical personnel consisting of 9 people as of the date of this annual report. The R&D capabilities will drive competitiveness and increase future growth and development. The R&D expenses were 1%, 2% and 6% of the revenue for the fiscal years ended December 31, 2024, 2023 and 2022, respectively. As the Operating Subsidiaries continue to develop new products and diversify the product offerings to satisfy customer demand, we expect the research and development expenses to continue to increase in the foreseeable future.

The R&D focuses on smart parking and maintenance apps, smart parking equipment, and parking equipment with new energy-charging functions. With the popularity of new energy vehicles and constantly updated types of vehicles, traditional products and specifications gradually fail to meet the needs of modern car parking. Therefore, the Operating Subsidiaries are committed to developing smart parking equipment combined with new energy charging technology and Internet of Things technology to respond to future technological trends in the parking equipment industry. These innovative products give the Operating Subsidiaries a competitive advantage in high-end application scenarios, such as high-end new commercial projects and benchmark public facilities in urban renewal. In these scenarios, the Operating Subsidiaries often become the preferred partner of the customers. The products not only meet modern parking needs but also provide more convenient and smart parking solutions that meet the customers’ requirements for high quality, reliability, and innovation.

In 2021, Zhejiang Huachen Tech received a high-tech enterprise certificate jointly awarded by Zhejiang Provincial Science and Technology Department, Zhejiang Provincial Department of Finance, Zhejiang Provincial Taxation Bureau of the State Administration of Taxation, and Shanghai TD Parking received a high-tech enterprise certificate jointly awarded by Shanghai Municipal Science and Technology Commission, Shanghai Municipal Finance Bureau, Shanghai Municipal Taxation Bureau of the State Administration of Taxation. The high-tech enterprise certificates signify Zhejiang Huachen Tech and Shanghai TD Parking as technologically advanced and quality-focused entities. In addition, enterprises holding this certificate are eligible to enjoy a range of government support policies, including tax incentives, research project funding, and intellectual property protection.

As of the date of this annual report, our Operating Subsidiaries have registered 39 software copyrights and 18 utility patents in China. These provide legal protection for the intellectual property of Operating Subsidiaries, preventing unauthorized use or reproduction by others.

In the future, as part of the use of proceeds, the Operating Subsidiaries intend to continue investing our research and development on AGV, RGV, new energy-charging smart parking products, and efficient parking management and maintenance apps.

Suppliers

The major raw materials mainly include special steel materials/plates, deceleration motor, specialized chains, travel switch, cables, warning light/buzzer, paint, which are the major components for manufacturing load-bearing structural parts, motors, electrical assemblies, load-bearing steel plates, and hinges. Among these, the suppliers of special steel materials/plates and paint are also the suppliers for our equipment structural parts business. The Operating Subsidiaries purchase these raw materials from China.

Typically, the Operating Subsidiaries will evaluate the quality of their suppliers and maintains a list of approved suppliers by formulating related procurement policies and selecting suppliers based on many factors, such as product quality, price, and supply capabilities.

The business is substantially dependent on the collaboration with the major suppliers. We consider major suppliers in each period to be those suppliers that accounted for more than 10% of overall purchases in such period.

Below are the major suppliers for the fiscal years ended December 31, 2024, 2023 and 2022.

Number	Supplier Name	% of total purchases for the year ended December 31, 2024
1	Supplier 1	25.81%
2	Supplier 2	13.04%
3	Supplier 3	10.14%

Number	Supplier Name	% of total purchases for the year ended December 31, 2023
1	Supplier 1	14.18%
2	Supplier 2	14.12%
3	Supplier 3	12.00%

Number	Supplier Name	% of total purchases for the year ended December 31, 2022
1	Supplier 1	13.22%
2	Supplier 2	12.67%
3	Supplier 3	10.19%

Customers

The Operating Subsidiaries have established stable business ties with priority customers in the industry and have maintained partnership with most of the customers for over 3 years. The Operating Subsidiaries adopts a business to business model. Our customers for comprehensive parking solutions are government departments, hospitals, property management companies, real estate companies, institutions, residential communities, and other businesses with parking lots or garages. Our customers of structural steel components are industrial manufacturing companies, such as producers of mining haulers, industrial conveyors, railroad tracks, and other products.

The close ties with the following priority customers show our technology, service reputation, and product quality strengths.

We consider major customers in each period to be those suppliers that accounted for more than 10% of revenue in such period.

Below are the major customers for the fiscal years ended December 31, 2024, 2023 and 2022.

Number	Customer Name	% of total revenue for the year ended December 31, 2024
1	Customer 1	21.19%
2	Customer 2	18.84%
3	Customer 3	13.73%
4	Customer 4	8.77%
	Total	58.54%

Number	Customer Name	% of total revenue for the year ended December 31, 2023
1	Customer 1	31.21%
2	Customer 2	13.98%
3	Customer 3	10.29%
4	Customer 4	10.02%
	Total	65.50%

Number	Customer Name	% of total revenue for the year ended December 31, 2022
1	Customer 1	15.04%
2	Customer 2	13.53%
3	Customer 3	7.65%
4	Customer 4	6.86%
	Total	43.08%

Sales and Marketing

Sales Channels

Bidding process. The Operating Subsidiaries acquire parking equipment business mainly through a bidding process. The bidding process is as follows: the technical team conducts an on-site assessment of the feasibility and difficulties of the project. After confirmation, the project team designs a solution based on national standards and bidder requirements. After technical review, the sales team negotiates and signs the contract with the tenderer. The procurement department handles logistics and production preparation. The production department produces the products according to the design drawings. Finished products are stored in the warehouse. The engineering department coordinates product delivery and performs on-site installation. The maintenance department carries out internal inspections, followed by inspections by the CSEI. The CSEI is a subsidiary institution under the SAMR that regulates and provides safety services to special equipment and its components, spare parts, safety accessories, and materials, and provides a variety of safety services to domestic and international customers, including inspection, supervision, safety assessment, failure analysis, R&D, accident investigation, manufacture licensing, regulation, and standard research and formulation, etc. to ensure special equipment’s safe operation and use. After acceptance by the SMAR, a certificate of conformity is obtained, and settlement is completed. The maintenance department trains the customer’s operators and transfers the products. The maintenance team carries out regular monthly maintenance.

Customer referrals. The Operating Subsidiaries highly values word-of-mouth communication and referrals from the customers. Customers who are satisfied with the products or services often recommend the products and services to others. The Operating Subsidiaries strive to provide quality products and excellent customer service to earn customers’ trust and word-of-mouth referrals.

Agent program Channel. To navigate new regions and markets, the Operating Subsidiaries sometimes partner with reliable local agents to help build relationship with potential clients and to expand the market coverage and sales network. The Operating Subsidiaries collaborate closely with these agents, jointly developing sales strategies in such new markets. Once a client is secured, the Operating Subsidiaries contract directly with the clients, ensuring a seamless transition from initial contact to ongoing service. For each of the fiscal years ended December 31, 2024, 2023 and 2022, revenue generated through such agents accounted for less than 2% of our total revenue.

Industry association exhibitions: The Operating Subsidiaries actively participate in regular exhibitions and events organized by industry associations. These exhibitions present opportunities to meet potential customers, partners, and industry professionals face-to-face. The Operating Subsidiaries showcase products and solutions at the shows and use these opportunities to share best practices, learn about industry trends and build business contacts with industry leaders.

Direct Sales. For the equipment structural parts business, the Operating Subsidiaries adopt a direct sales model. The Operating Subsidiaries directly engage with customers to sign purchase and sales contracts, clearly outlining the product’s technical requirements, delivery deadlines, transportation methods, and payment terms. Production, shipment, installation, inspection, and payment collection are organized according to the contract. Customers of equipment structural parts have long-term relationships with our Operating Subsidiaries. These relationships are built on years of collaboration, including on-site inspections of our production facilities, technical discussions, and sample production evaluations. Some customers also conduct periodic evaluations of our subsidiary to ensure ongoing quality and performance.

By combining these sales approaches, the Operating Subsidiaries can reach a wide range of potential customers, expand our market share, and build strong relationships with key stakeholders in the industry. The Operating Subsidiaries will continue to uphold high-quality products and excellent customer service and explore new sales channels and opportunities to achieve sustainable business growth and meet customer needs.

Marketing Approach

The marketing approach is direct sales, where the Operating Subsidiaries establishes business partnerships and contracts directly with the clients. The Operating Subsidiaries have a dedicated sales department responsible for market expansion and product sales. The domestic operations focus on the East China region while extending our reach to provinces and cities nationwide. The primary clients are enterprises, institutions, and residential communities with a need to expand or renovate their vehicle parking spaces, which include real estate developers, property management companies, hospitals, schools, and other enterprises and institutions. The projects primarily involve new real estate developments and renovating existing parking lots and garages.

The main workflow is illustrated in the figure below:

Marketing Plan

The Operating Subsidiaries plan to focus on the East China market while expanding its business in Central China and nationwide. The East China division focuses on the local market in Shanghai and the community parking renovation, improving the product cost performance and urban renewal model. The main focus of the Central China division is in Wuhan and Zhengzhou, developing urban renewal business with partners, developing agent teams, and smart garage products. The Southwest division focuses on Guizhou brand influence and Guilin and Liuzhou markets to promote low-end and mid-range products and garage maintenance businesses. Dalian division is committed to the Bohai Rim market and Beijing-Tianjin-Hebei region to expand the application of smart garages. The core cities of Northwest division are Xi’an and Lanzhou, promoting high-end projects and smart garage products. The South China Business division has Fujian as its core, establishing a full industry chain base to support the Jiangxi, Guangdong, Hainan, and Southwest markets. The Operating Subsidiaries will adjust the marketing plan from time to time according to market demand to achieve the long-term development goals.

Manufacturing Process

Equipment Structural Parts

The Operating Subsidiaries manufacture garage structural parts, one sector of our equipment structural parts business, in-house, and these structural parts are incorporated into our cubic parking equipment. The Operating Subsidiaries, based on customer orders, collaboratively develop procurement and production plans with sales personnel, technical staff, and procurement staff. The Operating Subsidiaries will select appropriate suppliers to carry out procurement. The procured goods will undergo inspection and once approved, will be moved into production. After the products pass the inspection, they will be assembled and delivered to the customer.

The production process is illustrated in the following diagram:

Cutting

Punching, Drilling and Bending

Grinding

Welding and Correction

Shaping

Sandblasting and Painting

Assembly, Packaging and Delivery

Cubic Parking Garage

The Operating Subsidiaries provide customized cubic parking equipment to cater different parking needs of the customers. In the manufacturing process of our cubic parking equipment, numerous components and control systems are involved. The Operating Subsidiaries purchase various components such as electrical components, control operation screens, cables and wires, copper components, wire ropes, rubber components, anti-fall safety devices, and reducer motors from third-party suppliers. Additionally, we produce the below components in-house.

1. Load-bearing Structural Components

(1) Column & Beam

(2) Lifting beams & Brace

(3) Other small parts

2. Mobility Structural Components

Side beams & Cross beams & Wave Plate

3. Lifting and Supporting Components

(1) Elevating Shaft & Transverse Shaft

(2) Chain Gear Mechanism & Wire Rope Drum

(3) Support Shaft & Pulley & Wheel

4. Electronic Control System

Control Box & Equipment Wiring

5. Automatic Lifting Components

Elevator Components

Cabin Components & Transporter Components

The manufacturing process includes:

●	sign a contract specifying product models and specifications.

●	the procurement department sources and procures required components and materials.

●	produces components based on provided drawings and specifications.

●	components and accessories (such as screws and cables) are transported to the project site through logistics.

●	the installation team assembles and performs necessary adjustments and testing at the project site.

Quality Control

The Operating Subsidiaries have implemented stringent quality procedures at every stage of the production process, ranging from raw material inspection and prototype production to manufacturing and the final products. The Operating Subsidiaries have a dedicated internal quality control room to assess the quality of incoming raw materials. The Operating Subsidiaries also possess a reliability test laboratory and in-house testing equipment to monitor the products’ reliability and functional stability continuously. The quality control team is responsible for creating and implementing our quality control policy, which outlines specific quality control measures for different products and stages.

The Operating Subsidiaries have a stringent management system in place to ensure consistency and adherence to quality. In 2015, Shanghai TD Manufacturing and Shanghai TD Installation obtained an ISO 9001:2015 certification for design, development, manufacturing, installation, renovation, and repair cubic parking equipment. In 2023, Shanghai TD Manufacturing obtained the Production License of Special Equipment of the PRC (certificate No. TS2431J33-2024), qualifying them to manufacturing lifting machine for cubic parking projects.

The Operating Subsidiaries also provide after-sales services once the products are delivered. As of the date of this annual report, the Operating Subsidiaries have not experienced any significant product returns, accidents, or product-related complaints, investigations, or litigations.

4.D. Property, Plant and Equipment

Facilities

Our principal executive office is located at No.1018, Haihe Road, Dushangang Town, Pinghu City, Zhejiang Province, China, where our subsidiary Zhejiang TD Parking, leased approximately 28,278 square meters of office space. We believe that we will be able to obtain adequate facilities on reasonable terms principally through leasing, to accommodate our future expansion plans.

There is no private land and property ownership in China. The right to possess the property is held by the government and the right to use the property has been transferred to Zhejiang TD Parking.

Location	Description and tenure	Use of property	Approximate Gross Floor Area (sq.m.)
No.1018, Haihe Road, Dushangang Town, Pinghu City, Zhejiang Province, China	The property is subject to a right to use the land for a term until April 1, 2068 for office purposes.	Industrial land	28,278.00

The real property in Zhejiang Province is our primary manufacturing facility for all our production operations. To meet the manufacturing needs for our structural products and cubic parking equipment, Zhejiang TD Parking has built a factory on this land, covering approximately 61,102 square meters. Zhejiang TD Parking has reserved extra spaces on this land for future constructions to expand the manufacturing spaces.

As of the date of this annual report, Shanghai TD Manufacturing and Shanghai TD Installation leased the following property in China:

Location	Term	Use of property	Rent	Termination

Room 903 to 907, Building B, North America Plaza, No. 508 Kunming Road, Yangpu District, Shanghai, China	February 1, 2023 to January 31, 2025	Office use	RMB 77,827.58 per month	Non-breaching party may terminate this agreement with prior notice to the other party. Shanghai TD Manufacturing may renew the lease with six-month’s written notice prior to the end of the lease upon agreement on prices and other terms by both parties.
Room 901, 902, and 908, Building B, North America Plaza, No. 508 Kunming Road, Yangpu District, Shanghai, China	February 1, 2023 to January 31, 2025	Office use	RMB 35,959.86 per month	Non-breaching party may terminate this agreement with prior notice to the other party. Shanghai TD Installation may renew the lease with six-month’s written notice prior to the end of the lease upon agreement on prices and other terms by both parties.
Room 301, No 58, Jinxin Road Pudong New Area, Shanghai,China	Janury 11, 2025 to Janury 10, 2026	Office use	RMB 24,000 per month	One month prior to the expiration of the lease term, Shanghai TD Parking may submit a written request for renewal to the lessor. Upon the lessor’s consent, a new renewal contract shall be executed.。

The leased properties in Shanghai function as our office center, accommodating the Operating Subsidiaries’ sales, administration, and finance operations.

Manufacturing Facilities

As of the date of this annual report, the Operating Subsidiaries own laser cutting machines, garage steel production lines, gantry machining centers, cranes, and computer numerical control lathe machines, which are used to produce structural steel components, structural components of cubic parking equipment, load carrying components, transmission components, etc.

We believe that the Operating Subsidiaries’ current facilities are adequate to meet our current needs.

Intellectual Property

Operating Subsidiaries consider intellectual property rights to be crucial for our success. As of the date of this annual report, the Operating Subsidiaries possess the following intellectual property rights:

Software Copyrights

As of the date of this annual report, the Operating Subsidiaries have registered 39 software copyrights in the PRC.

No.	Copyright Name	Registration Number	Copyright Holder(s)	Acquisition Method	Scope of Rights
1	Automatic welding system for welded steel sections V1.0	2015SR054858	Zhejiang Hua Chen Tech	Original Acquisition	Full Rights
2	Automatic drilling system for steel plates and sections System V1.0	2015SR054843	Zhejiang Hua Chen Tech	Original Acquisition	Full Rights
3	Automatic steel drop conveyor system V1.0	2015SR055350	Zhejiang Hua Chen Tech	Original Acquisition	Full Rights
4	Steel Structure Welding Process Drawing Design Software V1.0	2015SR055852	Zhejiang Hua Chen Tech	Original Acquisition	Full Rights
5	Roll Forming System V1.0	2015SR054542	Zhejiang Hua Chen Tech	Original Acquisition	Full Rights
6	Finished product automatic coating system V1.0	2015SR054881	Zhejiang Hua Chen Tech	Original Acquisition	Full Rights
7	Hua Chen longitudinal beam online inspection and correction control System V1.0	2016SR355035	Zhejiang Hua Chen Tech	Original Acquisition	Full Rights
8	Hua Chen automatic inspection and control system for surface defects profiles V1.0	2016SR353527	Zhejiang Hua Chen Tech	Original Acquisition	Full Rights
9	Hua Chen Bending residual stress detection in H-beams Measurement and control system V1.0	2016SR352859	Zhejiang Hua Chen Tech	Original Acquisition	Full Rights
10	Hua Chen H-beam Failure Sampling, Characteristic Signal Extraction and Analysis System V1.0	2017SR581284	Zhejiang Hua Chen Tech	Original Acquisition	Full Rights
11	Hua Chen Intelligent welding system V1.0 for non-standard sections	2017SR579342	Zhejiang Hua Chen Tech	Original Acquisition	Full Rights
12	Hua Chen Steel Structure Surface Pre-treatment System V1.0	2017SR578267	Zhejiang Hua Chen Tech	Original Acquisition	Full Rights
13	Hua Chen Fully automatic integrated steel production Line Control System V1.0	2017SR578499	Zhejiang Hua Chen Tech	Original Acquisition	Full Rights
14	Hua Chen Profile Flatness Rapid Inspection System V1.0	2017SR577895	Zhejiang Hua Chen Tech	Original Acquisition	Full Rights
15	Hua Chen edit parameters of bending resistance of steel sections Setting System V1.0	2017SR578491	Zhejiang Hua Chen Tech	Original Acquisition	Full Rights
16	Hua Chen fully automatic welding control system V1.0 for steel sections	2019SR0068899	Zhejiang Hua Chen Tech	Original Acquisition	Full Rights
17	Hua Chen Steel Structure Component Disturbance Inspection System V1.0	2019SR0068516	Zhejiang Hua Chen Tech	Original Acquisition	Full Rights
18	Hua Chen section steel production process data monitoring system V1.0	2019SR0068522	Zhejiang Hua Chen Tech	Original Acquisition	Full Rights
19	Distributed control of smart parking equipment System V1.0	2016SR384133	Shanghai TD Manufacturing	Original Acquisition	Full Rights
20	High-efficiency mechanical parking garage control system V1.0	2016SR383484	Shanghai TD Manufacturing	Original Acquisition	Full Rights
21	Remote monitoring and control of car park lift System V1.0	2016SR381200	Shanghai TD Manufacturing	Original Acquisition	Full Rights

No.	Copyright Name	Registration Number	Copyright Holder(s)	Acquisition Method	Scope of Rights
22	Control System V1.0 for Vertical lift-type mechanical parking equipment	2016SR092810	Shanghai TD Manufacturing	Original Acquisition	Full Rights
23	Control System V1.0 for Car lift-type parking equipment	2016SR092818	Shanghai TD Manufacturing	Original Acquisition	Full Rights
24	Lifting and traversing mechanical parking equipment Control System V1.0	2016SR092952	Shanghai TD Manufacturing	Original Acquisition	Full Rights
25	Self-lowering movable double-decker parking rack Operating System V1.0	2017SR581270	Shanghai TD Manufacturing	Original Acquisition	Full Rights
26	Intelligent control of liftable vehicle equipment System V1.0	2017SR580058	Shanghai TD Manufacturing	Original Acquisition	Full Rights
27	Two-level traverse lift control system V1.0	2017SR585440	Shanghai TD Manufacturing	Original Acquisition	Full Rights
28	Automatic control system for mechanical parking V1.0	2017SR580047	Shanghai TD Manufacturing	Original Acquisition	Full Rights
29	Integrated control system V1.0 with vehicle-free detection for Mechanical parking equipment	2019SR0061183	Shanghai TD Manufacturing	Original Acquisition	Full Rights
30	Security monitoring module System V1.0 for mechanical parking equipment	2019SR0063743	Shanghai TD Manufacturing	Original Acquisition	Full Rights
31	Vertical combined lifting and traversing parking device Control System V1.0	2019SR0063759	Shanghai TD Manufacturing	Original Acquisition	Full Rights
32	Chain maintenance check for mechanical parking equipment Inspection System V1.0	2021SR0332510	Shanghai TD Manufacturing	Original Acquisition	Full Rights
33	Duplex control sub for mechanical parking equipment Programming System V1.0	2021SR0332511	Shanghai TD Manufacturing	Original Acquisition	Full Rights
34	Multi-layer multi-level multi-lane change without avoidance mechanical parking equipment control system V1.0	2021SR0332534	Shanghai TD Manufacturing	Original Acquisition	Full Rights
35	Signal Output Conversion System for Mechanical Parking Equipment V1.0	2021SR0332995	Shanghai TD Manufacturing	Original Acquisition	Full Rights
36	Stereo Device Voice Interaction System V1.0	2021SR0332996	Shanghai TD Manufacturing	Original Acquisition	Full Rights
37	Hydraulic car lift master program control system V1.0	2021SR0336149	Shanghai TD Manufacturing	Original Acquisition	Full Rights
38	Lifting and traversing mechanical parking equipment overweight detection system V1.0	2021SR0336380	Shanghai TD Manufacturing	Original Acquisition	Full Rights
39	Control system V1.0 of simple lifting parking equipment without avoidance	2021SR0336388	Shanghai TD Manufacturing	Original Acquisition	Full Rights

Patents

As of the date of this annual report, the Operating Subsidiaries have registered 18 patents in the PRC.

No.	Patent Name	Category	Patent Number	Assignee	Authorization Date	Expiration Date
1	Packing rack	Utility Patent	ZL201520486446.X	Zhejiang Hua Chen Tech	December 9, 2015	December 8, 2025
2	Intermediate rack	Utility Patent	ZL201520495393.8	Zhejiang Hua Chen Tech	December 9, 2015	December 8, 2025
3	Longitudinal beam with alignment device	Utility Patent	ZL201520509980.8	Zhejiang Hua Chen Tech	December 23, 2015	December 22, 2025
4	Cubic garage comb interlocking pallet support stop and shift system	Utility Patent	ZL201720982880.X	Shanghai TD Manufacturing	March 20, 2018	March 19, 2028
5	Interspersed with skid lift without avoidance mechanical garage	Utility Patent	ZL201720982194.9	Shanghai TD Manufacturing	March 20, 2018	March 19, 2028
6	Automatic rotating carriage for mechanical garages Lifting access platform	Utility Patent	ZL201720982276.3	Shanghai TD Manufacturing	March 20, 2018	March 19, 2028
7	Cubic garage suspension lift Tower lifters	Utility Patent	ZL201720982278.2	Shanghai TD Manufacturing	March 20, 2018	March 19, 2028
8	Garage Systems Fixed Car Carrier Panels	Utility Patent	ZL201721331521.0	Shanghai TD Manufacturing	May 11, 2018	May 10, 2028
9	Lifting and moving machines for mechanical garages Structural mechanical limit switch device	Utility Patent	ZL201721331079.1	Shanghai TD Manufacturing	May 11, 2018	May 10, 2028
10	Lifting frame level positioning slewing Lifting tower garage	Utility Patent	ZL201721331114.X	Shanghai TD Manufacturing	May 11, 2018	May 10, 2028
11	Wire rod lifting cantilever telescopic pendant Straight lifting frame	Utility Patent	ZL201721340729.9	Shanghai TD Manufacturing	May 11, 2018	May 10, 2028
12	Vehicle tower garage car upper dynamic Power saddle	Utility Patent	ZL201721327427.8	Shanghai TD Manufacturing	May 11, 2018	May 10, 2028
13	Cubic garage lift mechanism rolling friction mobile energy saving safety balanced counterweight	Utility Patent	ZL201721341022.X	Shanghai TD Manufacturing	May 11, 2018	May 10, 2028
14	Automatic moving rotating stand Parking device	Utility Patent	ZL201821342645.3	Shanghai TD Manufacturing	March 19, 2019	March 18, 2029
15	A kind of lifting and traversing device in three-dimensional garage	Utility Patent	ZL202123271399.1	Zhejiang TD Parking	June 7, 2022	June 6, 2032
16	A rotary parking device	Utility Patent	ZL202123278348.1	Zhejiang TD Parking	June 7, 2022	June 6, 2032
17	A kind of carrier plate for use in vertical cycle stereo garage	Utility Patent	ZL202123296621.3	Zhejiang TD Parking	August 19, 2022	August 18, 2032
18	A type of carrier plate for use in a three-dimensional garage	Utility Patent	ZL202123305226.7	Zhejiang TD Parking	August 12, 2022	August 11, 2032

Trademark

As of the date of this annual report, TD Manufacturing has registered 1 trademark in the PRC. Our trademark is important to us as it distinguishes our brand and services from other competitors in the market.

Trademark	Registration Number	Application Area	Registrant	Acquisition method	Valid Through
	1195173	Metal parking garage	Shanghai TD Manufacturing	Assignment	2028.7.27

Domain

As of the date of this annual report, Shanghai TD Manufacturing has 1 ICP filing in the PRC.

License No.	Date of approval	Domain Name Owner	Domain Name
Shanghai ICP 05048272	February 22, 2019	Shanghai TD Manufacturing	stdparking.com

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — 3.D. Risk Factors” and elsewhere in this annual report.

Overview

Huachen Cayman was established under the laws of Cayman Islands as a holding company. Our main business operations are conducted through our Operating Subsidiaries in China.

We are a comprehensive smart parking solutions and equipment structural parts provider and conduct all our operations through our Operating Subsidiaries in China. The Operating Subsidiaries provide customized parking solutions to optimize efficiency in limited parking spaces, covering smart cubic parking garage design, cubic parking equipment manufacturing, sales, installation, and maintenance. To cater the customers’ different parking needs, the Operating Subsidiaries manufacture and offer various cubic parking garage products by employing various working principles, such as lifting and shifting, convenient lifting, vertical circulation, vertical lifting, plane moving, alley stacking, multi-layer cycle, horizontal cycle, and car lift. Additionally, the Operating Subsidiaries also offer repair, design and maintenance services to ensure the continued functionality of our parking solutions. Customers for comprehensive parking solutions are government departments, hospitals, property management companies, real estate companies, institutions, residential communities, and other businesses with parking lots or garages. With the production qualification and market presence, the Operating Subsidiaries’ smart parking system addresses parking challenges in urban areas in China experiencing rapid development.

The Operating Subsidiaries also offer equipment structural parts, including (i) product structural parts, (ii) garage structural parts, (iii) materials such as customized steel and load-bearing steel plates for cubic parking equipment, and (iv) railroad accessories. Customers of equipment structural parts are industrial manufacturing companies, such as producers of mining haulers, industrial conveyors, railroad tracks, and other products.

For the years ended December 31, 2024, 2023 and 2022, our revenues were approximately $40.94 million, $34.3 million, and $20.96 million, respectively. For the years ended December 31, 2024, 2023 and 2022, we had net income of approximately $2.60 million, approximately $2.02 million, and approximately $5.5 million, respectively.

Reorganization

For the purpose of our initial public offering and listing on the Nasdaq Capital Market, a reorganization of our legal structure was completed. The reorganization involved the incorporation of the Company’s wholly-owned subsidiary — Hua Chen Intelligent Technology Co. Limited (“Huachen HK”) and Huachen HK’s wholly-owned subsidiary — Huachen AI Technology (Zhejiang) Co., Ltd. (“Hua Chen WFOE”). Zhejiang Huachen Technology Co., Ltd. (“Zhejiang Hua Chen Tech”) is owned by Hua Chen WFOE. Zhejiang Hua Chen Tech and its subsidiaries specialized in the design, manufacture, sales, installation and maintenance of smart cubic parking equipment in China.

The following diagram illustrates the corporate structure as of the date of this annual report:

Key Factors that Affect Operating Results

The growth and future success of the business depends on many factors. While each of these factors presents significant opportunities for the business, they also present challenges. We must meet these challenges to sustain our growth and improve our operating results.

Ability to develop new products to meet the increasing needs of existing customers

The smart cubic parking systems developed by the Operating Subsidiaries encompass a variety of tower type, storage type, lifting and transverse movement type, simple lifting type, roadway stacking type, multi-layer circulation type. The Company’s smart cubic parking systems address the growing challenge of parking scarcity in urban area. As cities continue to expand rapidly, the demand for smarter and more space-efficient parking solutions is intensifying. To meet this demand, the Operating Subsidiaries are continuously developing technologies that enhance parking management and optimization. Leveraging 5G+ artificial intelligence, the Operating Subsidiaries aim to improve the accuracy of fault prediction and monitoring systems while streamlining unattended remote management operations.  The ability to pioneer new parking solutions will have a substantial impact on the operational performance.

Ability to develop new customers

The current smart parking solutions of the Operating Subsidiaries are primarily utilized in residential communities, office buildings, and certain social public parking lots. The business operations are predominantly concentrated in East and Central China, encompassing cities like Shanghai, Wuhan, and Zhengzhou. To propel business growth, the Operating Subsidiaries must strategically expand the product applications into new domains, including hospitals, schools, and government procurement initiatives. Additionally, the Operating Subsidiaries aim to broaden the BOT (Build, Operate, Transfer) mode and introduce smart parking solutions such as plane mobility and vertical lifting systems. Aligning ourselves with new region development in the central provinces will further enhance the market presence.

Ability to attract top technical talents

The products rely on advanced technology, demanding collaboration among IT, electrical, and mechanical modules. This intricate interplay necessitates a highly skilled workforce comprising talents in these fields. The Operating Subsidiaries have a distinguished team of technical quality control and R&D technical personnel, having obtained 26 utility models and 39 software copyrights. These advanced technologies make the products very competitive. Retaining the existing elite team and attracting more outstanding talents has become paramount to the success of the Operating Subsidiaries. The ability to attract talent has also become a critical factor affecting our company’s operating results.

Ability to control costs and expenses

The production costs, including raw materials, direct labor and related production expenses, have a direct impact on our profitability. The raw materials used to produce the products are susceptible to price fluctuations and inflationary pressures. The success of the Operating Subsidiaries depends in part on the ability to mitigate the risk of these cost increases in a variety of ways while maintaining and improving margins and market share. In addition, the research and development expenses, including salary and benefits expenses, also have a direct impact on the profitability. The ability to improve employee productivity impacts our profitability. If the Operating Subsidiaries incur higher-than-anticipated costs in compensating suppliers and employees, the profits may be adversely affected. If the Operating Subsidiaries fail to take steps to control costs and improve the efficiency of the operations over time, the profitability will be negatively impacted.

Impact of the COVID-19 Pandemic on the Operations and Financial Performance

The COVID-19 pandemic has had a significant impact on the global economy since 2020, causing disruptions in supply chains, market performance, inflation, and recession.

The parking industry, encompassing both equipment manufacturing and management companies, has faced significant disruptions due to the pandemic. The substantial delays in work schedules have hindered normal production, leading to a decline in order volumes for equipment manufacturers. With travel at a near standstill, parking revenue has plummeted, and some cities have implemented fee reductions, further exacerbating the impact on parking income. Despite reduced traffic levels, parking operations still require manpower, resulting in labor costs remaining relatively stable despite declining revenue. This combination of factors has negatively impacted corporate profits across the industry. In 2021, we experienced financial losses.

While the pandemic has presented significant challenges for the parking industry, it has also opened up new opportunities. The pandemic has greatly changed people daily travel methods. Self-driving travel is expected to lead to a surge in private car ownership, further amplifying the existing parking deficit. This heightened demand for parking facilities will accelerating the growth in parking demand. Moreover, the pandemic has accelerated the need for industry-wide upgrades. Unattended parking has become an urgent necessity. Parking management cloud platforms have also become a focal point for monitoring the operation and maintenance of the parking lots and garages. This makes the products more competitive.

Mainly due to the impact of the COVID-19 pandemic, the Operating Subsidiaries had no new cubic parking garage projects in 2022 and needed sufficient funds to maintain their daily operation. By the second half of 2022, the negative impact of the COVID-19 pandemic was waning. While the Company had no new projects in 2022, previously postponed projects were all accepted, and revenue was recognized in the second half of 2022. As a result, our revenue for the fiscal year 2022 increased by approximately 147.8% compared to the previous year, and we got a net profit of nearly $5.51 million. By 2023, the COVID-19 pandemic has had essentially no impact on the Company. By the first half of 2024, the Company got a net profit of nearly $2.5 million, compared to the first half of 2023, the net profit increased by approximately 157%. However, we cannot assure you that our business will not be affected by an outbreak of COVID-19 in the future.

In 2023, the Company increased its investment in fixed assets by $2.5 million to enhance our infrastructure and support long-term growth. Despite these efforts, we continue to face challenges in maintaining sufficient liquidity to fund daily operations. In 2023, the Company made business adjustments, and the revenue of structural steel components increased. Compared to 2022, the Company’s revenue in 2023 increased by 63.6%. The gross profit of structural steel components is lower than that of the cubic parking garage business. As a result, we got a net profit of nearly $2.02 million, a 63.4% decrease from 2022. In 2024, the Company decreased its investment in fixed assets. Compared to 2023, the Company’s revenue in 2024 increased by 9.7%.

Results of operations

For the fiscal years ended December 31, 2024, 2023, and 2022

				Change
	2024	2023	2022	Amount	%
	(US$)	(US$)	(US$)	(US$)
Revenue	40,944,770	34,279,022	20,955,188	6,665,748	19%
Cost of revenue	35,226,302	28,072,748	12,377,970	7,153,554	26%
Gross profit	5,718,468	6,206,274	8,577,218	(487,806)	(8)%

Operating expenses
Sales and marketing expenses	172,677	159,303	192,854	13,374	8%
General and administrative expenses	2,906,794	2,991,355	1,575,933	(84,560)	(3)%
Research and development expenses	378,793	457,523	434,914	(78,730)	(17)%
Total operating cost and expenses	3,458,264	3,608,181	2,203,701	(14,917)	(4)%

Income from operations	2,260,204	2,598,093	1,717,248	(337,889)	(13)%
Interest expenses	(610,667)	(857,114)	(927,527)	(246,447)	29%
Interest income	405	41,457	4,912	(41,052)	(99)%
Other income, net	183,866	234,884	59,626	(51,018)	(22)%

Income before income taxes	1,833,808	2,017,320	5,510,528	(183,512)	(9)%
Income taxes expense	322,414	1,220	1,806	321,194	26,327%
Net Income	1,511,394	2,016,100	5,508,722	(507,706)	(25)%

Foreign currency translation loss	(393,841)	(1,770,360)	(2,452,533)	1,376,519	(78)%
Total comprehensive income	1,117,553	245,740	3,056,189	871,813	355%

B. Liquidity and Capital Resources

Cash flow

	Years Ended
	2024	2023	2022
	(US$)	(US$)	(US$)
Net cash provided by (used in) operating activities	1,506,390	(2,465,652)	(860,839)
Net cash used in investing activities	(2,183)	(916,453)	(440,657)
Net cash (used in) provided by financing activities	(2,393,686)	1,951,254	2,934,432
Effect of exchange rate changes on cash and cash equivalents	418,388	(197,272)	(83,704)
Net (decrease) increase in cash and cash equivalents	(471,091)	(1,628,123)	1,549,232
Cash and cash equivalent at the beginning of the year	499,745	2,127,868	578,636
Cash and cash equivalent at the end of the year	28,654	499,745	2,127,868

Operating activities

Net cash provided by operating activities for the fiscal year ended December 31, 2024 was $1,506,390, mainly derived from a net income of $1,511,394 for the period, and net changes in our operating assets and liabilities, which mainly included a decrease in accounts payable balance of $4,965,585 mainly due to the fact that Zhejiang Huachen Technology, Shanghai TD Manufacturing, and Zhejiang TD Parking’s accounts payable decreased significantly in 2024. Lower prepayments also resulted in lower net cash used in operating activities. There is also a decrease in other receivables and other receivables-related party of $2,849,902 and $1,319,875. Other receivables of Shanghai TD Manufacturing and Zhejiang TD Parking decreased significantly in 2024. A decrease in inventories of $2,871,783 because the sales of the equipment structural parts increased.

Net cash used in operating activities was $2,465,652 for the year ended December 31, 2023, mainly derived from a net income of $2,016,100 for the period, and net changes in our operating assets and liabilities, which mainly included an increase in accounts receivable balance of $4,742,915 mainly due to the fact that Zhejiang Huachen Technology’s accounts receivable increased significantly in 2023. Higher prepayments also resulted in higher net cash used in operating activities. The increase was partially offset by a decrease in other receivables of $2,990,885 and an increased in accounts payable of $2,811,971. Other receivables of Shanghai TD Manufacturing decreased significantly in 2023. Accounts payable of Zhejiang Huachen Technology and Zhejiang TD Parking increased significantly.

Net cash used in operating activities was $860,839 for the year ended December 31, 2022, mainly derived from a net income of $5,508,722 for the period, and net changes in our operating assets and liabilities, which mainly included an increase in accounts receivable balance of $8,005,945 mainly due to the fact that Shanghai TD Manufacturing recognized revenue from 20 projects in 2022 due to acceptance of completion. As a result, the accounts receivable increased significantly in 2022. Lower other payables and contractual liabilities also resulted in higher net cash used in operating activities. The increase was partially offset by a decrease in inventories of $6,062,566 because previous projects accepted in 2022 exhausted the inventory purchased in previous years, approximately 8.89 million, and new projects were not accepted in 2022, resulting in no new inventory purchased. The decrease in prepayments also partially offset the increase in net cash used in operating activities.

Investing activities

Net cash used in investing activities were approximately $2,183 and used in $0.92 million for the years ended December 31, 2024 and 2023, respectively. Cash used in investing activities was due to purchase of plant and equipment of approximately $2,183 during the year ended December 31, 2024. Cash used in investing activities was due to construction in progress of approximately $0.01 million and purchase of plant and equipment of approximately $0.9 million during the year ended December 31, 2023.Cash used in investment activities in 2024 were significantly lower than 2023.

Net cash used in investing activities were approximately $0.92 million and used in $0.44 million for the years ended December 31, 2023 and 2022, respectively. Cash used in investing activities was due to construction in progress of approximately $0.01 million and purchase of plant and equipment of approximately $0.9 million during the year ended December 31, 2023. Cash used in investing activities was due to construction in progress of approximately $0.25 million and Purchase of plant and equipment of approximately $0.19 million during the year ended December 31, 2022. Cash used in investment activities in 2023 were significantly higher than 2022. In 2023, the Company purchased a new batch of equipment.

Financing activities

Net cash used in financing activities was approximately $2.56 million for the year ended December 31, 2024, repayments of a short-term bank loan of approximately $0.4 million and repayments of long-term bank loans of approximately $2.16 million. Net cash provided by financing activities was approximately $1.95 million for the year ended December 31, 2023, proceeds from a short-term bank loan of approximately $1.95 million.

Net cash provided by financing activities was approximately $1.95 million for the year ended December 31, 2023, proceeds from a short-term bank loan of approximately $1.95 million. Net cash provided by financing activities was approximately $2.93 million for the year ended December 31, 2022, proceeds from a short-term bank loan of approximately $2.93 million. Cash provided by financing activities in 2023 were lower than 2022. In 2023, the Company repaid part of the bank loan.

Capital expenditures

We made capital expenditures of $2,183 and $902,263 for the fiscal year ended December 31, 2024 and 2023, respectively. Our capital expenditures have been used primarily to purchase fixed assets for business purposes. We estimate that our capital expenditures will increase moderately in the following two or three years to support the expected growth of our business. We anticipate funding our future capital expenditures primarily with net cash flows from operating activities and financing activities.

We made capital expenditures of $902,263 and $194,571 for the fiscal years ended December 31, 2023 and 2022, respectively. Our capital expenditures have been used primarily to purchase fixed assets for business purposes. We anticipate funding our future capital expenditures primarily with net cash flows from operating activities and financing activities.

Contractual obligations

As of December 31, 2024, our contractual obligations were as follows:

Contractual obligations	Total	1 year	1-2 years	2-3 years	3-4 years	4-5 years
Short-term bank loans (1)	$8,624,210	8,624,210	-	-	-	-
Long-term bank loans (2)	$2,920,942	163,828	-	2,757,114	-	$-
Operating lease commitments	20,090	20,090	-	-	-	-
Total	$11,565,242	8,808,128	-	2,757,114	-	$-

(1)	On September 7, 2023, Shanghai TD Manufacturing signed a loan agreement with Beijing Bank to borrow RMB 5 million (approximately $0.68 million) as working capital for one year, with a maturity date of September 7, 2024. Subsequently, Shanghai TD Manufacturing extended the loan term and repaid a portion of the loan. As of December 31, 2024, the outstanding loan balance is $678,379. The benchmark interest rate is the fixed interest of the loan.

On August 16, 2023, Zhejiang TD Parking signed a loan agreement with ABC Bank of China to borrow RMB 5 million (approximately $0.71 million) as working capital for one year, with a maturity date of August 14, 2024. As of December 31, 2024, the outstanding loan balance is nil. The benchmark interest rate is the fixed interest of the loan.

On May 25, 2023, Zhejiang TD Parking signed a loan agreement with Zhejiang Rural Commercial Bank to borrow RMB 5 million (approximately $0.71 million) as working capital for one year, with a maturity date of May 24, 2024. As of December 31, 2024, the outstanding loan balance is nil. The benchmark interest rate is the fixed interest of the loan.

On June 29, 2023, July 26, 2023, July 27, 2023, July 27, 2023, and December 28, 2023, Zhejiang TD Parking signed five loan agreements with Jiaxing Bank to borrow RMB 5 million (approximately $0.71 million), RMB 5 million (approximately $0.71 million), RMB 5 million (approximately $0.71 million), RMB 5 million (approximately $0.71 million), and RMB 2.5 million (approximately $0.35 million) as working capital for a year, with a maturity date of June 28, 2024, July 25, 2024, July 26, 2024, July 26, 2024, and September 6, 2024. Subsequently, Zhejiang TD Parking extended the loan term and repaid a portion of the loan. As of December 31, 2024, the outstanding loan balance is $3,082,487. The benchmark interest rate is the fixed interest of the loan.

On April 14, 2023, Zhejiang TD Parking signed a loan agreement with Zhejiang Mingtai Commercial Bank to borrow RMB 9.3 million (approximately $1.31 million) as working capital for two years, with a maturity date of April 10, 2025. The benchmark interest rate is the fixed interest of the loan.

On June 28, 2024, Zhejiang Hua Chen Tech signed a loan agreement with Zhejiang Rural Commercial Bank to borrow RMB 9 million (approximately $1.23 million) as working capital for one year, with a maturity date of June 27, 2025. As of December 31, 2024, the outstanding loan balance is $1,232,995. The loan had a fixed interest rate of 5.5% per annum.

On June 15, 2024, Zhejiang Hua Chen Tech signed a loan agreement with Jiaxing Bank to borrow RMB 14,999,000 (approximately $2.05 million) as working capital for one year, with a maturity date of June 15, 2025. Subsequently, Zhejiang Hua Chen Tech repaid a portion of the loan. As of December 31, 2024, the outstanding loan balance is $1,369,857. The benchmark interest rate is the fixed interest of the loan.

On June 20, 2024, Zhejiang Hua Chen Tech signed a loan agreement with China Merchants Bank to borrow RMB 5 million (approximately $0.68 million) as working capital for one year, with a maturity date of June 20, 2025. As of December 31, 2024, the outstanding loan balance is $684,997. The benchmark interest rate is the fixed interest of the loan.

On March 30, 2023 and March 30, 2024, Shanghai TD Manufacturing signed two loan agreements with Shanghai Bank to borrow RMB 4 million (approximately $0.56 million) and RMB 3 million (approximately $0.41 million) as working capital for one year, with a maturity date of March 27, 2024 and March 27, 2025. Subsequently, Shanghai TD Manufacturing repaid a portion of the loan. As of December 31, 2024, the outstanding loan balance is $301,399. The benchmark interest rate is the fixed interest of the loan.

On August 31, 2023, Shanghai TD Manufacturing signed a loan agreement with China Construction Bank to borrow RMB 5 million (approximately $0.71 million) as working capital for one year, with a maturity date of August 31, 2024. As of December 31, 2024, the outstanding loan balance is nil. The benchmark interest rate is the fixed interest of the loan.

(2)	On October 20, 2021, Zhejiang TD Parking signed a loan agreement with Jiaxing Bank to obtain a five-year loan of RMB 35 million (approximately $5.49 million). The loan bears an interest rate at 6.2%. The enterprise used the construction in progress and the right to the use of the land as collateral, valued at RMB 81,635,100. As of December 31, 2024, the outstanding loan balance is $2,757,114.

On October 28, 2022, Zhejiang TD Parking signed a car loan agreement to obtain a three-year loan of RMB 1.23 million (approximately $0.16 million).

The collateral is the factory building from Zhejiang TD Parking. The address is No. 1018, Haihe Road, Dushangang Town, Pinghu City, Zhejiang Province. The land use right area is 28,278m². The building construction area is 61,102m². The right to use land expires on April 1, 2068. The main buildings include the main production plant of 56,040m², the factory office building of 4,452m², and the smart cubic garage R&D exhibition building of 514m², the front door bathroom is 57m² and the back door bathroom is 39m².

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the years ended December 31, 2024, 2023 and 2022 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

5.C. Research and Development, Patent and Licenses, etc.

Please refer to “Item 4. Information on the Company – D. Property, Plant and Equipment – Intellectual Property.”

5.D. Trend Information.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition or results of operations.

5.E. Critical Accounting Estimates.

Uses of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”), management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the unaudited condensed consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable and inventories, useful lives of property, plant and equipment and land use right, the recoverability of long-lived assets, and realization of deferred tax assets. Actual results could differ from those estimates.

Cash and cash equivalents

We consider cash, bank deposit and all highly liquid investments with original maturities of three months or less when purchased to be cash and cash equivalents. Cash consists primarily of cash in accounts held at a financial institution.

Lease

Effective May 1, 2019, we adopted ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that do not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. We also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as we do not have reasonable certainty at lease inception that these options will be exercised. We generally consider the economic life of our operating lease ROU assets to be comparable to the useful life of similarly owned assets. We have elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Our leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

As of December 31, 2024 and 2023, there were approximately $0.01 million and $0.12 million right of use (“ROU”) assets and approximately $0.01 million and $0.19 million lease liabilities respectively based on the present value of the future minimum rental payments of leases, respectively. The Company’s management believes that 6.2% was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments.

Inventories

Inventories are stated at the lower of cost or net realizable value. Costs include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Any excess of the cost over net realizable value of each item of inventories is recognized in the value of inventories. Net realizable value is estimated using selling price in the normal course of business less any costs to complete and sell products.

Revenue recognition

We generate our revenues primarily through sales of products. We early adopted Accounting Standards Codification (“ASC”) 606 using the modified retrospective approach. The adoption of this standard did not have a material impact on our unaudited condensed consolidated financial statements. Therefore, no adjustments to opening retained earnings were necessary.

ASC 606, “Revenue from Contracts with Customers,” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

ASC 606 requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way we record our revenue.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2024, 2023 and 2022. As of December 31, 2024, the tax years ended December 31, 2015 through December 31, 2024 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Recent Accounting Pronouncements

 We consider the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In January 2025, the FASB issued ASU No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This ASU amends the effective date of ASU 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of Update 2024-03 is permitted. The Company plans to adopt this guidance effective January 1, 2025, and the adoption of this ASU is not expected to have a material impact on its financial statements.

In November 2024, the FASB issued No. 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. This ASU clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. The ASU is effective for all entities for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The Company believes the future adoption of this ASU is not expected to have a material impact on its financial statements.

In November 2024, the FASB issued No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The ASU requires Public Business Entities (PBEs) to make detailed disclosure of relevant expense captions presented on the face of the income statement within continuing operations into specified categories in the notes to financial statements within a new tabular disclosure requirement. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company plans to adopt this guidance effective January 1, 2025, and the adoption of this ASU is not expected to have a material impact on its financial statements.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements — Amendments to Remove References to the Concepts Statements”. This update contains amendments to the Codification that remove references to various FASB Concepts Statements. These changes remove references to various Concepts Statements and the amendments apply to all reporting entities within the scope of the affected accounting guidance. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2024. Early application of the amendments in this Update is permitted for any fiscal year or interim period for which financial statements have not yet been issued (or made available for issuance). The Company believes the future adoption of this ASU is not expected to have a material impact on its financial statements.

In December 2023, the FASB issued guidance to enhance transparency of income tax disclosures, On an annual basis the new guidance requires a public entity to disclose: (1) specific categories in the rate reconciliation, (2) additional information for reconciling items that are equal to or greater than 5% of the amount computed by multiplying income (or loss) from continuing operations before income tax expense (or benefit) by the applicable statutory income tax rate, (3) income taxes paid (net of refunds received) disaggregated by federal (national), state, and foreign taxes, with foreign taxes disaggregated by individual jurisdictions in which income taxes paid is equal to or greater than 5% of total income taxes paid, (4) income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign, and (5) income tax expense (or benefit) from continuing operations disaggregated between federal (national), state and foreign. The guidance is effective for fiscal year 2025 annual reporting, with early adoption permitted, to be applied on a prospective basis, with retrospective application permitted. We do not expect the adoption of this accounting standard to have an impact on our consolidated financial statements but will require certain additional disclosures.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material effect on our financial position, result of operations, or cash flows.

Off-Balance Sheet Arrangements

There was no off-balance sheet arrangements for the years ended December 31, 2024 and 2023 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Disclosure pertaining to Russia’s invasion of Ukraine

Russia recently invaded Ukraine with Belarus complicit in the invasion. The conflict between these two countries is ongoing.

We do not have any direct or indirect exposure to Ukraine, Belarus or Russia, through our operations, employee base or any investments in any of these countries. In addition, our securities are not traded on any stock exchanges in these three countries. We do not believe that the sanction levied against Russia or Belarus or individuals and entities associated with these two countries will have a material impact on our operations or business, if any.

We do not believe that we have any direct or indirect reliance on goods sourced from Russia, Ukraine or Belarus or countries that are supportive of Russia.

We provide customized parking solutions covering smart cubic parking garage design, cubic parking equipment manufacturing, sales, installation, and maintenance to customers in China. The cubic parking equipment operating devices are not connected to the internet, and we do not collect date from the internet in our ordinary business. As of the date of this annual report, we believe the Operating Subsidiaries are not subject to cybersecurity risks and we have not seen any risk of cybersecurity attacks emanating from Russia, Ukraine, Belarus, or any other country.

The impact of the invasion by Russia of Ukraine has increased volatility in trading prices and commodities throughout the world, to date, we have not seen a material impact on our operations, however, a prolonged conflict may impact on consumer spending, in general, which could have an adverse impact on our business.

Holding Company Structure

Huachen Cayman is a holding company with no material operation. The Operating Subsidiaries conduct operations in China. Huachen Cayman may rely on dividends to be paid by the PRC subsidiaries to fund its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt it may incur and to pay its operating expenses. If the PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to Huachen Cayman.

Inflation

Inflation does not materially affect our business or the results of our operations.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Name	Age	Position(s)
Bin Lu	57	Chief Executive Officer, Director and Chairman of the Board
Lei Shen	54	Chief Financial Officer, Director
Dennis Tao Chen*(1)(2)(3)	56	Independent Director
Jing Wang*(1)(2)(3)	44	Independent Director
Chao Xu*(1)(2)(3)	69	Independent Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating Committee

Bin Lu is our Chief Executive Officer, Director and Chairman of the Board. From October 2016 to October 2019, he served as Chairman at Shanghai Huachen Technology Co., Ltd. Preceding that role, he was the General Manager of Shanghai Huachen Steel Structure Installation Engineering Co., Ltd. from May 2005 to October 2016. From May 2000 to May 2005, he worked as the General Manager at Shanghai Huachen Industrial Co., Ltd., and prior to that, he was the General Manager of Shanghai Huaxian Industrial Co., Ltd. from September 1995 to May 2000. As of the date of this annual report, Mr. Lu is also the executive director of Shanghai TD Manufacturing, Zhejiang TD Parking, Shanghai Yufeng, Shanghai TP Parking, Shanghai TD Installation and Shanghai TD Parking. He obtained his bachelor’s degree of marine engineering management from Shanghai Maritime University in 1990.

Lei Shen is our Chief Financial Officer and Director. Since January 2017, he has been the Chief Financial Officer at Zhejiang Hua Chen Tech and the director of Shanghai TD Manufacturing. He has also served as a Director at Shanghai TD Manufacturing since November 2016. He was the Finance Manager at Shanghai Baotie Railway Bridge Building Materials Co., Ltd. from September 2000 to November 2016. From March 1997 to September 2000, he was the Financial Supervisor at Baosteel Group Shanghai Pudong Iron and Steel Co., Ltd. He obtained his associate degree from Shanghai University of Finance and Economics in 1999.

Dennis Tao Chen is an independent director and Chair of Audit Committee. Mr. Chen has 30 years of experience in finance. Since February 2014, Mr. Chen has been the Director of Financing Director at Happiness Color Culture Media (Shanghai) Co., Ltd. Mr. Chen held the position of CFO at Teeuwissen China Corporation Co., Ltd. from 2013 to 2014. From 2012 to 2013, Mr. Chen was the Finance Director at Gloria Department Store (Shanghai) Co., Ltd. Mr. Chen’s experience also includes a role as CFO at Sky Base International Holdings Limited (HK) from 2010 to 2012. Between 2007 and 2010, Mr. Chen worked as the Finance Director and Business Partner at Heji Jidian Co. Ltd. Earlier in his career, Mr. Chen was an Accountant at ITW (Illinois Tool Works, Inc. NYSE: ITW) from 2004 to 2007, a Senior Corporate Accountant at DFS Galleria/LVMH from 2000 to 2002, a Senior Accountant at Artisan Entertainment, Inc. from 1997 to 2000, and a Staff Accountant at AirportGroup International, Inc. from 1996 to 1997. Mr. Chen has a BA in Accounting from University of Southern California and an MBA from California State University - Los Angeles.

Jing Wang is an independent director and Chair of Compensation Committee. Ms. Wang has been engaged in securities and capital market legal services for over 16 years, primarily focusing on share restructuring, stock issuance and listing, equity investment and financing, mergers and acquisitions, and other corporate, securities, and financial legal services. Ms. Wang possesses extensive experience in capital markets, mergers and acquisitions, asset restructuring, and corporate business. Ms. Wang has been working at Shanghai Guangfa Law Firm since 2007. During this tenure, Ms. Wang held the positions of project supervisor, department supervisor and partner of the law firm. Ms. Wang was an Investment Consultant at Zhongmu (Shanghai) Investment Co., LTD. from 2006 to 2007. Ms. Wang has a BA in Law from Yantai University and a Master’s Degree in International Economic Law from Shanghai University of International Trade.

Chao Xu is an independent director and Chair of Nominating Committee. Mr. Xu served as the General Manger at Shanghai Electric in Hong Kong Company from 2014 to 2017. From October 2006 to 2014, Mr. Xu worked at the Shanghai Electric Group Corporation. During this tenure, Mr. Xu held the positions of Chief Financial Officer and Vice President at Shanghai Electric Asset Management Company. Concurrently, from 2010 to 2013, Mr. Xu served as the Chief Supervisor for Shanghai Jiyou Machinery Co., Ltd. In the years 2011 to 2013, Mr. Xu also held the role of the Chief Supervisor for both Shanghai Automation Instrument Co., Ltd. and Shanghai Haili Co., Ltd. Additionally, during 2011 to 2014, Mr. Xu was a Director at both Haitong Securities and Orient Securities. Mr. Xu has an EMBA from China Europe International Business School.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our Board of Directors.

6.B. Compensation

Employment Agreements and Indemnification Agreements

We have entered into an employment agreement with each of our executive officers and employee directors. Each of them is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer. We may also terminate an executive officer’s employment without cause upon advance written notice. The executive officer and employee director may resign at any time with an advance written notice.

On August 1, 2024, Huachen Cayman entered into an employment agreement with Mr. Bin Lu, our Chief Executive Officer, Director and Chairman of the Board, for a term of three years. Mr. Bin Lu is entitled to an annual base salary of RMB120,000 (or approximately USD16,955).

On August 1, 2024 , Huachen Cayman entered into an employment agreement with Mr. Lei Shen, our Chief Financial Officer and Director, for a term of three years. Mr. Lei Shen is entitled to an annual base salary of RMB120,000 (or approximately USD16,955).

Compensation of Directors and Executive Officers

For the year ended December 31, 2024, we paid an aggregate of RMB 1,760,000 (approximately US$244,590) to our executive officers and employee directors. For the year ended December 31, 2023, we paid an aggregate of RMB 480,000 (approximately US$67,820) to our executive officers and employee directors. For the fiscal year ended December 31, 2022, we paid an aggregate of RMB 1,591,649 (approximately US$236,536), which is the total amount of base salary plus bonus, in cash to our executive officers and employee directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Equity Incentive Plan

On August 12, 2024, Huachen Cayman adopted the 2024 Equity Incentive Plan, or the 2024 Plan, for the purpose of granting share based compensation awards to current or prospective employees, directors, officers, advisors or consultants of the Company or its affiliates and align their interests with ours. The maximum aggregate number of Ordinary Shares which may be issued pursuant to all awards under the 2024 Plan was 3,000,000 Ordinary Shares.

On March 28, 2025, Huachen Cayman’s board of directors and compensation committee approved and adopted an amended and restated 2024 Equity Incentive Plan, pursuant to which the maximum aggregate number of ordinary shares authorized for issuance under the 2024 Plan was increased from 3,000,000 to 3,172,500 Ordinary Shares.

As of the date of this annual report, 3,172,500 Ordinary Shares have been granted under the 2024 Plan.

The following paragraphs summarize the terms of the 2024 Plan.

Administration. The 2024 Plan is administered by the board of directors or committee or individuals authorized by the board of directors, and once the Compensation Committee is established, the Compensation Committee will administer the 2024 Plan (such committee that administers the 2024 Plan, the “Committee”). The Committee will have the authority to determine the terms and conditions of any agreements evidencing any awards granted under the 2024 Plan and to adopt, alter and repeal rules, guidelines and practices relating to the 2024 Plan. The Committee will have full discretion to administer and interpret the 2024 Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable.

Eligibility. Current or prospective employees, directors, officers, advisors or consultants of the Company or its affiliates are eligible to participate in the 2024 Plan. The Committee has the sole and complete authority to determine who is granted an award under the 2024 Plan, however, it may delegate such authority to one or more officers of the Company under the circumstances set forth in the 2024 Plan.

Number of Shares Authorized. The 2024 Plan provides for an aggregate of 3,172,500 Ordinary Shares to be available for awards. If an award is forfeited or if any option terminates, expires or lapses without being exercised, the Ordinary Shares subject to such award will again be made available for future grant. Shar Ordinary Shares that are used to pay the exercise price of an option or that are withheld to satisfy the participant’s tax withholding obligation will not be available for re-grant under the 2024 Plan.

Each Ordinary Share subject to an option or a stock appreciation right will reduce the number of Ordinary Shares available for issuance by one share, and each Ordinary Share underlying an award of restricted stock, restricted stock units, stock bonus awards and performance compensation awards will reduce the number of Ordinary Shares available for issuance by one share.

If there is any change in the corporate capitalization, the Committee in its sole discretion may make substitutions or adjustments to the number of shares reserved for issuance under the 2024 Plan, the number of shares covered by awards then outstanding under the 2024 Plan, the limitations on awards under the 2024 Plan, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine appropriate.

Term of Plan. The 2024 Plan will have a term of ten years and no further awards may be granted under the 2024 Plan after that date.

Awards Available for Grant. The Committee may grant awards of non-qualified stock options, incentive (qualified) stock options, stock appreciation rights, restricted stock, restricted stock units, stock bonus awards, performance compensation awards (including cash bonus awards) or any combination of the foregoing.

Options. The Committee is authorized to grant options to purchase Ordinary Shares that are either “qualified,” meaning they are intended to satisfy the requirements of Internal Revenue Code of 1986, as amended, or the Code, Section 422 for incentive stock options, or “non-qualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. Options granted under the 2024 Plan is subject to the terms and conditions established by the Committee. Under the terms of the 2024 Plan, the exercise price of the options will be set forth in the applicable award agreement. Options granted under the 2024 Plan are subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Committee and specified in the applicable award agreement. The maximum term of an option granted under the 2024 Plan is ten years from the date of grant (or five years in the case of a qualified option granted to a 10% stockholder).

Stock Appreciation Rights. The Committee is authorized to award stock appreciation rights (or SARs) under the 2024 Plan. SARs are subject to the terms and conditions established by the Committee. An SAR is a contractual right that allows a participant to receive, either in the form of cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An option granted under the 2024 Plan may include SARs and SARs may also be awarded to a participant independent of the grant of an option. SARs granted in connection with an option shall be subject to terms similar to the option corresponding to such SARs. SARs shall be subject to terms established by the Committee and reflected in the award agreement.

Restricted Stock. The Committee is authorized to award restricted stock under the 2024 Plan. The Committee will determine the terms of such restricted stock awards. Restricted stock are Ordinary Shares that generally are non-transferable and subject to other restrictions determined by the Committee for a specified period. Unless the Committee determines otherwise or specifies otherwise in an award agreement, if the participant terminates employment or services during the restricted period, then any unvested restricted stock is forfeited.

Restricted Stock Unit Awards. The Committee is authorized to award restricted stock unit awards. The Committee will determine the terms of such restricted stock units. Unless the Committee determines otherwise or specifies otherwise in an award agreement, if the participant terminates employment or services during the period of time over which all or a portion of the units are to be earned, then any unvested units will be forfeited.

Stock Bonus Awards. The Committee is authorized to grant awards of unrestricted Ordinary Shares or other awards denominated in Ordinary Shares, either alone or in tandem with other awards, under such terms and conditions as the Committee may determine.

Performance Compensation Awards. The Committee is authorized to grant any award under the 2024 Plan in the form of a performance compensation award by conditioning the vesting of the award on the attainment of specific levels of performance of the Company and/or one or more affiliates, divisions or operational units, or any combination thereof, as determined by the Committee.

Transferability. Each award may be exercised during the participant’s lifetime only by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative and may not be otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution. The Committee, however, may permit awards (other than incentive stock options) to be transferred to family members, a trust for the benefit of such family members, a partnership or limited liability company whose partners or stockholders are the participant and his or her family members or anyone else approved by it.

Amendment. The board of directors may amend, suspend or terminate the 2024 Plan at any time; however, stockholder approval to amend the 2024 Plan may be necessary if the law or the rules of the national exchange so requires. No amendment, suspension or termination will impair the rights of any participant or recipient of any award without the consent of the participant or recipient.

Change in Control. Except to the extent otherwise provided in an award agreement or as determined by the Committee in its sole discretion, in the event of a change in control, all outstanding options and equity awards (other than performance compensation awards) issued under the 2024 Plan will become fully vested and performance compensation awards will vest, as determined by the Committee, based on the level of attainment of the specified performance goals.

Compensation Recovery Policy

On August 12, 2024, our board of directors adopted an executive compensation recovery policy (the “Compensation Recovery Policy”), providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Compensation Recovery Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Compensation Recovery Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Compensation Recovery Policy has been incorporated by reference herewith as Exhibit 97.1.

6.C. Board Practices

Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in our company to qualify to serve as a director. Subject to the rules of the relevant stock exchange and disqualification by the chairman of the board of directors, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. There are no directors’ service contracts with the Company or its subsidiaries providing for benefits upon termination of employment.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee under the board of directors, and an investment committee under the management. Our board of directors has adopted a charter for the audit committee, the compensation committee, and the nominating and corporate governance committee. Each committee’s members and functions are described below.

Audit Committee. Our Audit Committee consists of Dennis Tao Chen, Jing Wang and Chao Xu. Dennis Tao Chen serves as the chair of our audit committee. We have determined that these three individuals satisfy the “independence” requirements of Nasdaq Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. Our Board of Directors has determined that Dennis Tao Chen qualifies as an audit committee financial expert and has the accounting or financial management expertise as required under Item 407(d)(5)(ii) and (iii) of Regulation S-K of the SEC. The primary duties of the Audit Committee are, among other things:

●	Make recommendations to the Board in relation to the appointment;

●	Re-appoint and remove of the external auditor;

●	Monitor the reporting of our Company’s financial statements, annual reports, accounts and half-year reports; and

●	Review and supervise our financial controls, internal control and risk management systems.

Compensation Committee. Our compensation committee consists of Dennis Tao Chen, Jing Wang and Chao Xu. Jing Wang serves as the chairperson of our compensation committee. The primary duties of the Compensation Committee are, among other things:

●	Make recommendations to the Board in relation to our policy and structure for all Directors’ and senior management’s compensation;

●	Make recommendations to the Board on the compensation packages of individual directors and senior management personnel; and

●	Review performance-based compensation and to ensure that none of the Directors determine their own compensation.

Nominating Committee. Our nominating committee consists of Dennis Tao Chen, Jing Wang and Chao Xu. Chao Xu serves as the chairperson of our nominating committee. The primary duties of the Nominating Committee are, among other things:

●	Review the structure, size and composition of the Board on a regular basis

●	Identify individuals suitably qualified to become Board members

●	Assess the independence of independent directors; and

●	Make recommendations to the Board in relation to the appointment or re-appointment of Directors.

Duties of Directors

Under Cayman Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited circumstances, a shareholder may have the right to seek damages in our name if a duty owed by the directors is breached.

Our Board of Directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our Board of Directors include, among others:

●	convening general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors are elected by and serve at the discretion of the board. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by ordinary resolution or the affirmative vote of a simple majority of the other directors present and voting at a board meeting.

6.D. Employees

As of the date of this annual report, the Operating Subsidiaries have 66 employees, all of whom are full-time. The Operating Subsidiaries had 66, 77, and 73 employees as of December 31, 2024, 2023, and 2022, respectively. The following table sets out the number of our employees, excluding external experts, categorized by functions:

Functions	Number of Employees as of the date of this annual report	Number of Employees as of December 31, 2024	Number of Employees as of December 31, 2023	Number of Employees as of December 31, 2022
Research and Development	9	9	11	11
Manufacturing	38	38	44	40
Marketing	8	8	4	4
Financial	3	3	7	7
General and Administration	8	8	11	11
Total	66	66	77	73

The Operating Subsidiaries offer employees competitive compensation packages and a dynamic work environment, which encourages performance-based initiative. As a result, the Operating Subsidiaries were able to attract and retain talented people and maintain a stable core management team.

Chinese regulations require the Operating Subsidiaries to participate in various government statutory employee benefit programs, including pension, medical, unemployment, work injury, maternity insurance, and housing provident fund. Under PRC law, the Operating Subsidiaries are required to contribute a specified percentage of the employees’ salaries, bonuses, and specific allowances to employee benefit plans, up to a maximum amount set by local government regulations.

The Operating Subsidiaries maintain good working relationships with the employees and that none of them has experienced any significant labor disputes.

6.E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of the date of this annual report by:

●	Each person who is known by us to beneficially own more than 5% of our outstanding Ordinary Shares;

●	Each of our directors (including independent directors) and named executive officers; and

●	All directors (including independent directors) and named executive officers as a group.

The number and percentage of our Ordinary Shares beneficially owned before the Offering are based on 33,735,000 Ordinary Shares with a par value of $0.00000125 per share issued and outstanding as of April 10, 2025. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of the Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to the following table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them.

Unless otherwise indicated in the footnotes, the address for each principal shareholder is No.1018 Haihe Road, Dushangang Town, Pinghu City, Jiaxing, Zhejiang Province, China 314205

Executive Officers and Directors	Amount of Beneficial Ownership of Ordinary Shares(1)		Percentage Ownership of Ordinary Shares(2)
Directors and Named Executive Officers:
Bin Lu, Chief Executive Officer, Director and Chairman of the Board (4)	21,951,000	(3)	65.07%
Lei Shen, Chief Financial Officer and Director	-		-
Dennis Tao Chen	-		-
Jing Wang	-		-
Chao Xu	-		-
All executive officers and directors as a group (five persons)	21,951,000		65.07%

5% or Greater Shareholders
Huahao (BVI) Limited(4)	18,951,000		56.18%
Huayue (BVI) Holding Limited(5)	3,000,000		8.89%
Huaxuan (BVI) Limited(6)	2,859,000		8.47%
Huamao (BVI) Limited(7)	2,652,000		7.86%
Huajing (BVI) Limited(8)	2,538,000		7.52%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Ordinary Shares. All shares represent only the Ordinary Shares held by shareholders as no options are issued or outstanding.

(2)	Calculation based on 33,735,000 Ordinary Shares issued and outstanding as of April 10, 2025. Holders of Ordinary Shares are entitled to one (1) vote per share.

(3)	This is a sum of (i) 3,000,000 Ordinary Shares held by Huayue (BVI) Limited, a British Virgin Island Company, wholly owned by Ms. Liping Zhu and (ii) 18,951,000 Ordinary Shares held by Huabao (BVI) Limited, a British Virgin Islands Company, wholly owned by Mr. Bin Lu. Ms. Liping Zhu and Mr. Bin Lu are spouses and may each be deemed to have shared voting and dispositive power over all of the 21,951,000 Ordinary Shares.

(4)	Bin Lu, our Chief Executive Officer, Director and Chairman of the Board, is the sole shareholder and director of Huahao (BVI) Limited, a British Virgin Islands company holding 18,951,000 Ordinary Shares, which represent 56.02% of the total Ordinary Shares issued and outstanding as of April 10, 2025.

(5)	Liping Zhu, is the sole shareholder and director of Huayue (BVI) Holding Limited, a British Virgin Islands company holding 3,000,000 shares, which represent 8.87% of the total Ordinary Shares issued and outstanding as of April 10, 2025.

(6)	Zixuan Chen, is the sole shareholder and director of Huaxuan (BVI) Limited, a British Virgin Islands company holding 2,859,000 shares, which represent 8.45% of the total Ordinary Shares issued and outstanding as of April 10, 2025.

(7)	Jinglu Li, is the sole shareholder and director of Huamao (BVI) Limited, a British Virgin Islands company holding 2,652,000 shares, which represent 7.84% of the total Ordinary Shares issued and outstanding as of April 10, 2025.

(8)	Yuejin Chen, is the sole shareholder and director of Huajing (BVI) Limited, a British Virgin Islands company holding 2,538,000 shares, which represent 7.50% of the total Ordinary Shares issued and outstanding as of April 10, 2025.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

7.B. Related Party Transactions

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Other Related Party Transactions

The table below sets forth the major related parties and their relationships with the Company for the fiscal year ended December 31, 2024, 2023 and 2022, and as of the date of this annual report:

Due from related parties consists of the following:

Name	Related party relationship	December 31, 2024	December 31, 2023	December 31, 2022
Shanghai Liqing Information Technology Co. LTD	An entity controlled by Zixuan Chen	-	-	221,104
Zhaohui Chen	Director of Shanghai TD Manufacturing	9,962	13,354	13,713
Yun Zhang	Director of Shanghai TD Installation	548	4,207	3,405
Qi Qin	Supervisor of Shanghai TD Manufacturing in 2021	4,795	5,365	5,509
Shanghai Muling Industry Co., LTD	An entity controlled by Jiling Cheng	1,189,492	1,399,282	636,246
Zixuan Chen	Shareholder of the Company, son of Jiling Cheng, son of Yuejin Chen	-	-	25,373
Yue Xu	Director of Shanghai TD Installation	-	-	8,000
Bin Lu	Principal shareholder, Director, Juridical person	-	15,531	-
Zhejiang Xinghang Precision Machinery Co., LTD	An entity controlled by Jiling Cheng	-	1,238,751	-
Shanghai Huafeng Investment Holding Co., LTD	An entity controlled by Zixuan Chen	-	387	-
Total due from related parties		$1,204,797	$2,676,876	$913,350

Due to related parties consists of the following:

Name	Related party relationship	December 31, 2024	December 31, 2023	December 31, 2022

Yue Xu	Director of Shanghai TD Installation	-	$3,023	$-
Jiling Cheng	Supervisor of Shanghai TD Parking and Shanghai TP Parking	3,669	34,112	7,781
Bin Lu	Principal shareholder, Director, Juridical person, Chief Executive Officer.	47,091	117,403	112,241
Zhejiang Xinghang Precision Machinery Co., LTD	An entity controlled by Jiling Cheng	46,580	-	-
Shanghai Liqing Information Technology Co. LTD	An entity controlled by Zixuan Chen	5,480	-	-
Zhaohui Chen	Director of Shanghai TD Manufacturing	-	3,086	-
Total due to related parties		$102,820	$157,624	$120,022

Revenue from related party consists of the following:

		For the Fiscal Year Ended
Name	Related party relationship	December 31, 2024	December 31, 2023	December 31, 2022
Zhejiang Xinghang Precision Machinery Co., LTD	An entity controlled by Jiling Cheng	$1,233,073	$4,093,910	-
Shanghai Muling Industry Co., LTD	An entity controlled by Jiling Cheng	7,439,113	-	-
Total revenue from related party		$8,672,186	$4,093,910	-

Related Party Transaction Policy

The Board of Directors has adopted a written related party transaction policy, which sets forth the policies and procedures for the review and approval or ratification or related person transactions. A copy of the related party transaction policy has been incorporated by reference herewith as Exhibit 97.2.

A “Related Person Transaction” is a transaction, arrangement or relationship in which the Company or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest.

A “Related Person” means:

●	any person who is, or at any time during the applicable period was, one of the Company’s officers or one of the Company’s directors;

●	any person who is known by the Company to be the beneficial owner of more than five percent (5%) of its voting shares;

●	any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, officer or a beneficial owner of more than five percent (5%) of its voting stock, and any person (other than a tenant or employee) sharing the household of such director, officer or beneficial owner of more than five percent (5%) of its voting stock; and

●	any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a ten percent (10%) or greater beneficial ownership interest.

The Company has policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its charter, the audit committee will have the responsibility to review related party transactions.

7.C. Interests of Experts and Counsel

Not Applicable.

Item 8. Financial Information

8.A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

Legal and Administrative Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We are currently not a party to any pending any material legal or administrative proceedings and are not aware of any events that are likely to lead to any such proceedings.

As of the date of this annual report, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations, nor have we experienced any incident of non-compliance which, in the opinion of our directors, is likely to materially and adversely affect our business, financial condition or operations.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Item 3. Key Information — 3.D. Risk Factors—Risks Related to Our Business and Industry—Regulatory actions, legal proceedings and customer complaints against us could harm our reputation and have a material adverse effect on our business, results of operations, financial condition and prospects. Our directors, management, shareholders and employees may also from time to time be subject to legal proceedings, which could adversely affect our reputation and results of operations” and “Item 3. Key Information — 3.D. Risk Factors—Risks Related to Our Business and Industry— We may be subject to intellectual property infringement claims.”.

Dividend Policy

We do not have any plan to declare or pay any cash dividends on our Ordinary Shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to support operations and to finance the growth and development of the business. Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, capital requirements, financial condition and future prospects and other factors the Board of Directors may deem relevant.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiaries. Dividend distributions from our PRC subsidiaries to us are subject to PRC taxes, such as withholding tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “PRC Regulation —Regulations on Foreign Currency Exchange” and “PRC Regulation — Regulations on Dividend Distribution.”

8.B. Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

Item 9. The Offer and Listing

9.A. Offer and listing details

Not applicable for annual reports on Form 20-F.

9.B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “TOP.”

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

10.A. Share capital

Not applicable for annual reports on Form 20-F.

10.B. Memorandum and articles of association

The following are summaries of the material provisions of our amended and restated memorandum and articles of association and the Companies Act, insofar as they relate to the material terms of our Ordinary Shares. They do not purport to be complete. Reference is made to our amended and restated memorandum and articles of association, a copy of which is filed as an exhibit to the annual report (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

Meetings of shareholders

Any of our directors may convene general meetings of shareholders at such times and in such manner and places within or outside the Cayman Islands as the director considers necessary or desirable. The director convening a general meeting shall give at least five days’ notice of the general meeting to those shareholders whose names on the date the notice is given appear as members in the register of members of the Company and are entitled to vote at the meeting, and each of the Company’s directors. Our Board of Directors must convene a general meeting upon the written request of one or more shareholders holding no less than 10% of the Company’s paid-up share capital as at the date of the deposit of the requisition carries the right of voting at general meetings of the Company. The notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be carried out at the meeting. With the consent of shareholders holding not less than 75% of the issued and paid-up Shares carrying the right to vote at a particular meeting, that meeting may be convened by such shorter notice and in such manner as those shareholders may think fit. The accidental omission to give notice of a meeting to, or the non-receipt of a notice of a meeting by any shareholder shall not invalidate the proceedings at any meeting.

No business may be transacted at any general meeting unless a quorum is present at the time the meeting proceeds to business. Except as otherwise provided in our M&A, one or more shareholders present in person or by proxy and holding shares carrying at least one-third of voting rights of all issued and paid-up Shares carrying the right to attend and vote thereat shall be a quorum. If, within half an hour from the time appointed for the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved. In any other case, it shall stand adjourned to the same day in the next week at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the shareholders present shall be a quorum and may transact the business for which the meeting was called. The chairman, if any, of our Board of Directors shall preside as chairman at every general meeting of the Company, or if there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the holding of the general meeting, or is unwilling to act, the directors present shall elect one of their number to be chairman of the general meeting, failing which the shareholders present or by proxy shall choose any person present to be the chairman of that meeting.

Meetings of directors

Subject to the Companies Act and the Articles, the management of our company is entrusted to our Board of Directors, who will make decisions by voting on resolutions of directors. At any meeting of directors, a quorum is present if two directors are present, unless otherwise fixed by the directors. If there is a sole director, that director shall be a quorum. A director and his appointed alternate director shall be considered as only one person for the purpose of calculating quorum. An alternate director or proxy appointed by a director shall be counted in a quorum at a meeting at which the director appointing him is not present. A resolution in writing signed by all of the directors shall be valid and effectual as if it had been passed at a meeting of the directors, duly convened and held.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of Ordinary Shares under either Cayman Islands law or our M&A.

Winding Up

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of our shares in proportion to the capital paid up. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the capital paid up.

Calls on Ordinary Shares and forfeiture of Ordinary Shares

Our Board of Directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least 14 days prior to the specified time of payment provided that no call shall be payable at less than one month from the date fixed for the payment of the last preceding call. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture if the call remains unpaid after a second notice by the directors in accordance with our Articles.

Repurchase of Shares

The Companies Act and our Articles permit us to purchase our own shares, subject to certain restrictions and requirements. Our directors may only exercise this power on our behalf, subject to the Companies Act, our M&A and to any applicable requirements imposed from time to time by the Nasdaq, the U.S. Securities and Exchange Commission, or by any other recognized stock exchange on which our securities are listed.

Provided the necessary shareholders and board approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, provided the requirements under the Companies Act have been satisfied. Under the Companies Act, the repurchase of any share may be paid out of our company’s profits, out of the share premium account or out of the proceeds of a fresh issue of shares made for the purpose of such repurchase, or out of capital. If the repurchase proceeds are paid out of our Company’s capital, our Company must, immediately following the date of such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be repurchased (1) unless it is fully paid up, (2) if such repurchase would result in there being no shares outstanding, and (3) unless the manner of purchase (if not so authorized under the memorandum and articles of association) has first been authorized by a resolution of our shareholders. In addition, under the Companies Act, our Company may accept the surrender of any fully paid share for no consideration unless, as a result of the surrender, the surrender would result in there being no shares outstanding (other than shares held as treasury shares).

Variation of Rights Attaching to Shares

Whenever the capital of our company is divided into different classes, the rights attaching to any class of shares (unless otherwise provided by our Articles or terms of issue of the shares of that class), whether or not our company is being wound-up, may be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to such existing class of shares or the redemption or purchase by the company of shares of any other class.

Changes in the number of shares we are authorized to issue and those in issue

We may from time to time by resolution of shareholders in the requisite majorities:

●	amend our Memorandum to increase the authorized share capital of our Company or cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person;

●	subdivide our authorized and issued shares into a larger number of shares; and

●	consolidate our authorized and issued shares into a smaller number of shares.

Inspection of books and records

Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records (other than copies of our M&A and register of mortgages and charges, and any special resolution passed by our shareholders). However, our Board of Directors may determine from to time whether and to what extent the Company’s book and records (or any of them) shall be open to inspection by the shareholders who are not members of our Board of Directors. To that end, we will provide our shareholders with annual audited financial statements.

Rights of non-resident or foreign shareholders

There are no limitations imposed by our M&A on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our M&A governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional Ordinary Shares

Our M&A authorizes our Board of Directors to issue additional Ordinary Shares from time to time as our Board of Directors shall determine, to the extent that there are sufficient authorized but unissued shares.

10.C. Material contracts

Other than those described in this annual report, we have not entered into any material agreements other than in the ordinary course of business.

10.D. Exchange controls

The Cayman Islands currently have no exchange control regulations or currency restrictions. In China, all foreign exchange transactions are conducted through People’s Bank of China or other banks authorized to buy and sell foreign exchange at the People’s Bank of China published exchange rate. When People’s Bank of China or other regulatory authorities approve foreign currency payments, payment application forms, supplier invoices, shipping documents, and signed contracts are required. These foreign exchange control procedures imposed by the Chinese government authorities may limit the ability of our PRC operating entities to transfer their net assets to us through loans, advances or cash dividends. In addition, as an offshore holding company with a Chinese entity, we can only transfer funds to or fund our Chinese operating entity through loans or capital contributions. Any capital contributions or loans we make to operating entities in China, including proceeds from this Offering, are subject to PRC regulations and approvals.

10.E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

PRC Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

On March 17, 2017, the State Tax Administration promulgated the “Administrative Measures for Adjustment of Special Tax Investigation and Mutual Consultation Procedures” (State Administration of Tax Practice Announcement No.6, 2017, which came into force on May 1, 2017), which provides that tax authorities have implemented special tax adjustment monitoring and management for enterprises through related declaration review, contemporaneous data management, profit level monitoring and other means. If an enterprise is found to have special tax adjustment risks, the tax authorities may serve a “Notice” to remind such enterprise of the tax risks. If an enterprise receives a special tax adjustment risk alert or finds that it has a special tax adjustment risk, it may adjust the supplementary tax on its own. If the enterprise adjusts the supplementary tax by itself, the tax authorities may still carry out special tax investigation and adjustment in accordance with the relevant provisions. If an enterprise requires the tax authorities to confirm the special tax adjustment matters, such as the pricing principles and methods of related party transactions, the tax authorities shall initiate the special tax investigation procedures. It also stipulates that if the principle of independent transactions is not met, tax authorities may implement a special tax adjustment in the full amount of the amount deducted before tax under the following circumstances:

(1)	The enterprise and its affiliated parties transfer or accept the right to use intangible assets that do not bring economic benefits and collect or pay royalties;

(2)	The enterprise pays royalties to related parties that only own intangible assets but do not contribute to their value;

(3)	An enterprise establishes a holding company or a financing company overseas for the main purpose of financing and listing, and pays royalties to overseas affiliated parties only for the incidental benefits arising from the financing and listing activities;

(4)	The taxable income or income amount of the enterprise or its affiliated party is reduced because the payment or collection of the price of the labor service transaction between the enterprise and its affiliated party does not meet the principle of independent transactions; and

(5)	The enterprise pays fees to overseas related parties that fail to perform their functions, bear risks and have no substantial business activities.

Although we believe all our related party transactions, including all payments by our PRC subsidiaries and consolidated affiliated entities to our non-PRC entities, are made on an arm’s-length basis and our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. We do not believe that Huachen Cayman meets all of the conditions above. Huachen Cayman is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its Board of Directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

However, if the PRC tax authorities determine that Huachen Cayman is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 20% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Huachen Cayman would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Huachen Cayman is treated as a PRC resident enterprise.

Provided that the Company is not deemed to be a PRC resident enterprise, holders of our Ordinary Shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under SAT Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 7, and we may be required to expend valuable resources to comply with SAT Circular 7, or to establish that we should not be taxed under these circulars. See “Item 3. Key Information — 3.D. Risk Factors— Risks Related to Doing Business in China — You may be subject to PRC income tax on dividends from us or on any gain realized on the sale or other disposition of our shares under PRC law.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by a U.S. Holder (as defined below) that acquires our Ordinary Shares and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, and alternative minimum tax considerations, the Medicare tax on certain net investment income, information reporting or backup withholding or any state, local, and non-U.S. tax considerations, relating to the ownership or disposition of our Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	individual retirement accounts or other tax-deferred accounts;

●	persons liable for alternative minimum tax;

●	persons who acquire their Ordinary Shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;

●	persons that actually or constructively own 10% or more of our Ordinary Shares (by vote or value); or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the Ordinary Shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S., and other tax considerations of the ownership and disposition of our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has otherwise validly elected to be treated as a U.S. person under the Code.

●	If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the asset test. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. Passive assets are those which give rise to passive income, and include assets held for investment, as well as cash, assets readily convertible into cash, and working capital. The company’s goodwill and other unbooked intangibles are taken into account and may be classified as active or passive depending upon the relative amounts of income generated by the company in each category. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based upon our current and projected income and assets and projections as to the market price of our Ordinary Shares, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets, including the relative amounts of income generated by our potential strategic investment business as compared to our other businesses, and the value of the assets held by our potential strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our being or becoming classified as a PFIC in the current or subsequent years. Furthermore fluctuations in the market price of our Ordinary Shares may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the initial public offering. Under circumstances where our revenues from activities that produce passive income significantly increases relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Ordinary Shares unless, in such case, we cease to be treated as a PFIC and such U.S. Holder makes a deemed sole election.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions paid on our Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our Ordinary Shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends-received from U.S. corporations.

Individuals and other non-corporate U.S. Holders may be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) our Ordinary Shares on which the dividends are paid are readily tradable on an established securities market in the United States, (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period requirements are met. We intend to list the Ordinary Shares on Nasdaq Capital Market. Provided that this listing is approved, we believe that the ordinary should generally be considered to be readily tradeable on an established securities market in the United States. There can be no assurance that the Ordinary Shares will continue to be considered readily tradable on an established securities market in later years. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the Ordinary Shares.

For U.S. foreign tax credit purposes, dividends paid on our Ordinary Shares will generally be treated as income from foreign sources and will generally constitute passive category income. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such Ordinary Shares. Such gain or loss will generally be capital gain or loss. Any such capital gain or loss will be long term if the Ordinary Shares have been held for more than one year. Non-corporate U.S. Holders (including individuals) generally will be subject to United States federal income tax on long-term capital gain at preferential rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the applicability of any tax treaty and the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, Ordinary Shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to- market election with respect to such stock. If a U.S. Holder makes this election with respect to our Ordinary Shares, the holder will generally(i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to- market election in respect of our Ordinary Shares and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our Ordinary Shares will be treated as marketable stock upon their listing on Nasdaq Capital Market. We anticipate that our Ordinary Shares should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of our Ordinary Shares if we are or become a PFIC.

10.F. Dividends and paying agents

Not applicable for annual reports on Form 20-F.

10.G. Statement by experts

Not applicable for annual reports on Form 20-F.

10.H. Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

10.I. Subsidiary Information

Not applicable.

10.J. Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in U.S. dollars and Hong Kong dollars and our expenses are denominated in U.S. dollars, Hong Kong dollars and Euro. We have not used any derivative financial instruments to hedge exposure to such risk. Financial instruments held for proprietary trading are denominated in Hong Kong dollars, U.S. dollars and EURO. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our Ordinary Shares will be affected by the exchange rate between the U.S. dollar and Hong Kong dollar as well as between U.S. dollar and EURO because a substantial portion of our operating costs and expenses is effectively denominated in EURO, while our Ordinary Shares will be traded in U.S. dollars. We may seek to reduce the currency risk by entering into foreign currency instruments. We did not have any currency hedging instruments as of December 31, 2024, 2023 and 2022, however management monitors movements in exchange rates closely.

To the extent we need to convert U.S. dollars into Hong Kong dollars for our operations, appreciation of Hong Kong dollar against the U.S. dollar would reduce the amount in Hong Kong dollars we receive from the conversion. Conversely, if we decide to convert Hong Kong dollars into U.S. dollars for the purpose of making payments for dividends on our Ordinary Shares, or for other business purposes, appreciation of the U.S. dollar against the Hong Kong dollar would reduce the U.S. dollar amounts available to us.

Interest Rate Risk

Our exposure to interest rate risk relates primarily from our bank deposits and receivables from brokers and dealers. We have not used any derivative financial instruments to manage our interest risk exposure. Although these interest earning instruments carry a degree of interest rate risk, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Credit Risk

Our exposure to credit risk, which will cause a financial loss to us due to failure to discharge an obligation by the counterparties, relates primarily to our bank deposits (including our own cash at banks as well as the segregated clients account balances), receivables from brokers and dealers, and amount due from a related company. We consider the maximum exposure to credit risk equals to the carrying amount of these financial assets in the consolidated statement of financial position.

For bank deposits and receivables from brokers and dealers, the credit risk is limited as the counterparties are reputable financial institutions, brokers, dealers or clearing houses, which are governed by regulators including the Hong Kong Monetary Authority, and the HKSFC. The credit risk exposure arising from the amount due to a related company is considered to be minimal as the related company is owned by our major shareholder and under common control.

Other than concentration of credit risk on liquid funds which are deposited with several banks with high credit ratings, we do not have any other significant concentrations of credit risk.

To mitigate the credit risk from defaults, we have adopted a credit policy of dealing with creditworthy counterparties only, which are also under continuous monitoring. Our credit exposure is controlled by counterparty limits that are reviewed and approved by our senior management periodically.

Price risk

Price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices, whether those changes are caused by factors specific to the individual instrument or all instruments in the market. We are exposed to price risk in respect of financial instruments held for proprietary trading, which comprises investments in certain equity securities. The exposure is limited to the carrying amount of the financial instruments.

Item 12. Description of Securities Other than Equity Securities

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

14.A. – 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333- 281543), as amended, including the annual report contained therein, which registered 1,500,000 Ordinary Shares and was declared effective by the SEC on February 4, 2025, for our initial public offering, which completed on February 6, 2025, at an initial offering price of US$4.00 per Ordinary Share. Benjamin Securities, Inc. was the representative of the underwriters.

In connection with the issuance and distribution of the Ordinary Shares in our initial public offering, our expenses incurred and paid to others totaled approximately US$1,290,750, which included US$694,500 for underwriting discounts and commissions. We received an aggregate net proceeds of approximately US$4,709,250 from our initial public offering.

On March 7, 2025, the underwriters fully exercised the Over-Allotment Option to purchase an additional 225,000 Ordinary Shares. The Company received $713,500 in net proceeds from the exercise of the Over-Allotment Option, after deducting underwriting discounts and other estimated expenses payable by the Company

None of the transaction expenses included direct or indirect payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates or others.

As of the date of this annual report, we have used $1,883,700. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

Item 15. Controls and Procedures

(a)	Disclosure Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were ineffective as our management has identified a material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP.

To remedy the identified material weaknesses, we have implemented and will continue to implement several measures to improve our internal control over financial reporting, including: (i) that we engaged experienced financial consultant who worked closely with our internal finance team to assist us in preparing our financial statements and related disclosures in accordance with U.S. GAAP; (ii) that our Chief Financial Officer received additional training in U.S. GAAP through self-study and webinar courses, and began to periodically review major accounting literature updates provided by a major accounting firm which provide an overview of recent U.S. accounting pronouncements. (iii) conducting regular and continuous U.S. GAAP training programs and webinars for our financial reporting and accounting personnel; (iv) improving financial oversight function for handling complex accounting issues under U.S. GAAP. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. See “Risk Factors—Risks Related to Our Business and Industry— If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud.”

Pursuant to the JOBS Act, we qualify as an “emerging growth company as we recorded revenues less than US$1.235 billion in our most recent fiscal year, which allows us to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act, in the assessment of the emerging growth company’s internal control over financial reporting.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting, which, however, will be required once we become a public company and after we cease to be an “emerging growth company” as such term is defined in the JOBS Act. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

(b)	Management’s annual report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2024 due to a material weakness identified in our internal control over financial reporting as described above.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

(c)	Attestation report of the registered public accounting firm.

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2024.

(d)	Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our Audit Committee consists of Dennis Tao Chen, Jing Wang and Chao Xu. Dennis Tao Chen serves as the chair of our audit committee. We have determined that these three individuals satisfy the “independence” requirements of Nasdaq Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. Our Board of Directors has determined that Dennis Tao Chen qualifies as an audit committee financial expert and has the accounting or financial management expertise as required under Item 407(d)(5)(ii) and (iii) of Regulation S-K of the SEC.

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Business Conduct and Ethics is attached as an exhibit to this annual report. Copy of the Code of Business Conduct and Ethics is also available on our website at www.hctdparking.com.

Item 16C. Principal Accountant Fees and Services

Audit Alliance LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2024, 2023 and 2022. Audit services provided by Audit Alliance LLP for fiscal years ended December 31, 2024, 2023 and 2022 included the examination of the consolidated financial statements of the Company.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Audit Alliance LLP, our independent registered public accounting firms, for the periods indicated.

	Year Ended December 31,
Services	2022	2023	2024
	US$	US$	US$
Audit Fees(1) - Audit Alliance LLP	270,000	150,000	330,000
Total	270,000	150,000	330,000

(1)	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

On March 31, 2025, we obtained an exemption letter from our Cayman counsel, Mourant Ozannes (Cayman) LLP, relying on Nasdaq Marketplace Rule 5615(a)(3), which allows foreign private issuers to follow home country practice with respect to certain corporate governance requirements.

Despite relying on these exemptions, we continue to adhere to certain Nasdaq corporate governance requirements, such as maintaining a majority of independent directors on our board, conducting regular executive sessions attended solely by independent directors, and ensuring that our audit committee is comprised entirely of independent directors who meet the qualifications set forth in Rule 10A-3 under the Exchange Act. We may, in the future, rely on other exemptions under Nasdaq rules to follow home country practices for additional corporate governance requirements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Capital Structure— Because we are a foreign private issuer and are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing rules, you will have less protection than you would have if we were a domestic issuer.”

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

We have adopted insider trading policies governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policies is attached as an exhibit to this annual report.

ITEM 16K. Cybersecurity

Our Board of Directors is responsible for reviewing the Company’s cybersecurity risk management and control systems in relation to the financial reporting by the Company, including the Company’s cybersecurity strategy. We maintain a process for assessing, identifying and managing material risks from cybersecurity threats, including risks relating to disruption of business operations or financial reporting systems, intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy laws and other litigation and legal risk; and reputational risk, as part of our overall risk management system and processes. We assess and manage our cybersecurity risks though our Information Technologies (“IT”) Committee, which is integrated by the Chief Executive Officer and the Chief Financial Officer. The Chief Executive Officer presents to our Board of Directors, on a yearly basis, the work carried out on the identification, categorization, and mitigation procedures put in place in relation to the most relevant risks of the company, including cybersecurity risks. In this sense, risks related to cybersecurity have been categorized as “high relevance” for the Company.

Our IT department is responsible for targeted and regular monitoring of cybersecurity risks. They independently and continuously monitor cybersecurity risks and countermeasures to defend against such threats and, in the event of a cybersecurity threat or cybersecurity incident, inform executive management and our Board of Directors. In addition to the regular meetings between executive management and the individual risk owners mainly consisting out of the various departments’ heads, a comprehensive cybersecurity risk analysis for internal and external risks is carried out as appropriate.

According to the priority of the cybersecurity risks as result of the risk evaluation, risks are addressed by concrete actions and, if appropriate and possible, necessary countermeasures. In order to be able to react quickly and flexibly to cybersecurity risks, risk management is integrated into existing processes and reporting channels. Our risk management program considers cybersecurity risks alongside other company risks, and our enterprise risk professionals consult with company subject matter experts to gather information necessary to identify cybersecurity risks and evaluate their nature and severity, as well as identify mitigations and assess the impact of those mitigations on residual risk. We may engage third parties from time to time to conduct risk assessments.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1	Amended and Restated Memorandum and Articles of Association of Huachen AI Parking Management Technology Holding Co., Ltd (incorporated by reference to Exhibit 3.1 to our registration statement on Form F-1 (File No. 333-281543), as amended, initially filed with the SEC on August 14, 2024)

2.1*	Description of Securities

4.1	Employment Agreement by and between Huachen AI Parking Management Technology Holding Co., Ltd and Bin Lu dated August 1, 2024 (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-281543), as amended, initially filed with the SEC on August 14, 2024)

4.2	Employment Agreement by and between Huachen AI Parking Management Technology Holding Co., Ltd and Lei Shen dated August 1, 2024 (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-281543), as amended, initially filed with the SEC on August 14, 2024)

4.3	Director Offer Letter by and between Huachen AI Parking Management Technology Holding Co., Ltd and Dennis Tao Chen dated August 1, 2024 (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-281543), as amended, initially filed with the SEC on August 14, 2024)

4.4	Director Offer Letter by and between Huachen AI Parking Management Technology Holding Co., Ltd and Jing Wang dated August 1, 2024 (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-281543), as amended, initially filed with the SEC on August 14, 2024)

4.5	Director Offer Letter by and between Huachen AI Parking Management Technology Holding Co., Ltd and Chao Xu dated August 1, 2024 (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-281543), as amended, initially filed with the SEC on August 14, 2024)

4.6	2024 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to current report on Form 6-K (File No. 001-42505), filed with the SEC on March 31, 2025)

4.7	Form of Purchase Agreement with Supplier 1 (incorporated by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-281543), as amended, initially filed with the SEC on August 14, 2024)

4.8	Form of Purchase Agreement with Supplier 2 (incorporated by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-281543), as amended, initially filed with the SEC on August 14, 2024)

4.9	Form of Purchase Agreement with Supplier 3 (incorporated by reference to Exhibit 10.10 to our registration statement on Form F-1 (File No. 333-281543), as amended, initially filed with the SEC on August 14, 2024)

4.10	Form of Purchase Agreement with Customer 1 (incorporated by reference to Exhibit 10.11 to our registration statement on Form F-1 (File No. 333-281543), as amended, initially filed with the SEC on August 14, 2024)

4.11	Form of Sales Agreement of the Operating Subsidiaries (incorporated by reference to Exhibit 10.12 to our registration statement on Form F-1 (File No. 333-281543), as amended, initially filed with the SEC on August 14, 2024)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to our registration statement on Form F-1 (File No. 333-281543), as amended, initially filed with the SEC on August 14, 2024)

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-281543), as amended, initially filed with the SEC on August 14, 2024)

11.2	Insider Trading Policies (incorporated by reference to Exhibit 19.1 to our registration statement on Form F-1 (File No. 333-281543), as amended, initially filed with the SEC on August 14, 2024)

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Consent of Audit Alliance LLP

15.2*	Consent of Ganus Law Firm

97.1	Executive Compensation Recovery Policy (incorporated by reference to Exhibit 99.6 to our registration statement on Form F-1 (File No. 333-281543), as amended, initially filed with the SEC on August 14, 2024)

97.2	Related Party Transaction Policy (incorporated by reference to Exhibit 99.5 to our registration statement on Form F-1 (File No. 333-281543), as amended, initially filed with the SEC on August 14, 2024)

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Huachen AI Parking Management Technology Holding Co., Ltd

By:	/s/ Bin Lu
	Name:	Bin Lu
	Title:	Chief Executive Officer and Director

Date: May 15, 2025

Huachen AI Parking Management Technology Holding Co., Ltd

FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Huachen AI Parking Management Technology Holding Co., Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Huachen AI Parking Management Technology Holding Co., Ltd and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years ended December 31, 2024 and 2023 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years ended December 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2023

Singapore

May 15, 2025

Huachen AI Parking Management Technology Holding Co., Ltd

CONSOLIDATED BALANCE SHEETS

	December 31	December 31
	2024	2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$28,654	$499,745
Accounts receivable, net	19,498,525	16,903,685
Other receivables - related parties	1,204,797	2,676,876
Other receivables, net	3,857,418	6,350,591
Prepayments	8,650,189	10,417,392
Inventories, net	1,427,716	4,388,990
TOTAL CURRENT ASSETS	34,667,299	41,237,279

Plant and equipment, net	8,904,131	9,845,022
Right-of-use assets, net	13,826	123,783
Deferred tax assets	187,392	193,124
Land-use rights, net	2,068,275	2,179,783
Intangible assets, net	11,849	15,263
TOTAL NON-CURRENT ASSETS	11,185,473	12,356,975
TOTAL ASSETS	$45,852,772	$53,594,254

CURRENT LIABILITIES:
Short-term bank loans	$8,624,210	$10,702,133
Accounts payable	2,680,301	7,069,284
Accrued liabilities and other payables	1,139,018	590,679
Deposit received	29,275	1,221,855
Taxes payable	842,332	1,451,660
Other payables - related parties	102,820	157,624
Intercompany payable	-	22,698
Lease liabilities	14,770	176,673
TOTAL CURRENT LIABILITIES	13,432,726	21,392,606

Long-term bank loan	2,920,942	3,627,972
Long-term account payable	1,654,129	1,831,032
Lease liabilities	-	15,222
TOTAL NON-CURRENT LIABILITIES	4,575,071	5,474,226
TOTAL LIABILITIES	18,007,797	26,866,832

COMMITMENTS AND CONTINGENCIES (NOTE 18)

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.00000125 par value, 200,000,000 shares authorized, 30,000,000 shares were issued and outstanding as of December 31, 2024 and 2023*	38	38
Additional paid-in capital	3,462,427	3,462,427
Statutory reserves	400,454	400,454
Retained earnings	16,873,997	15,378,483
Accumulated other comprehensive loss	(4,924,576)	(4,530,735)
TOTAL HUACHEN CAYMAN SHAREHOLDERS’ EQUITY	15,812,340	14,710,667
Non-controlling interest	12,032,635	12,016,755
TOTAL SHAREHOLDERS’ EQUITY	27,844,975	26,727,422

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$45,852,772	$53,594,254

*	Giving retroactive effect to the 800 for 1 share split effected and the surrender of a total of 10,000,000 Ordinary Shares on August 12, 2024.

Huachen AI Parking Management Technology Holding Co., Ltd

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Years Ended
	December 31,
	2024	2023	2022
REVENUE
Revenue	$40,944,770	$34,279,022	$20,955,188

Total revenue	40,944,770	34,279,022	20,955,188

COST OF REVENUE AND RELATED TAX	35,226,302	28,072,748	12,377,970

GROSS PROFIT	5,718,468	6,206,274	8,577,218

OPERATING EXPENSES
Selling and marketing expenses	172,677	159,303	192,854
General and administrative expenses	2,906,794	2,991,355	1,575,933
Research and development expenses	378,793	457,523	434,914
Total operating expenses	3,458,264	3,608,181	2,203,701

INCOME FROM OPERATIONS	2,260,204	2,598,093	6,373,517

OTHER INCOME (EXPENSE)

Interest expense, net	(610,262)	(815,657)	(922,615)
Other income, net	183,866	234,884	59,626
Total other expense, net	(426,396)	(580,773)	(862,989)
INCOME BEFORE INCOME TAX PROVISION	1,833,808	2,017,320	5,510,528

INCOME TAXE EXPENSE	322,414	1,220	1,806

NET INCOME	1,511,394	2,016,100	5,508,722

Net income attributable to the noncontrolling interest	15,880	195,140	1,306,321

Net income attributable to common shareholders	1,495,514	1,820,960	4,202,401
OTHER COMPREHENSIVE INCOME
Foreign currency translation loss	(393,841)	(1,770,360)	(2,452,533)
Other comprehensive income, net of tax	(393,841)	(1,770,360)	(2,452,533)
TOTAL COMPREHENSIVE INCOME	1,117,553	$245,740	$3,056,189

Earnings per common share - basic and diluted	$0.05	$0.07	$0.18
Weighted average shares - basic and diluted	30,000,000	30,000,000	30,000,000

*	Giving retroactive effect to the 800 for 1 share split effected and the surrender of a total of 10,000,000 Ordinary Shares on August 12, 2024.

Huachen AI Parking Management Technology Holding Co., Ltd

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

						Accumulated
			Additional			Other	Non-	Total
	Ordinary Shares		Paid in	Statutory	Retained	Comprehensive	Controlling	Shareholders’
	Shares*	Amount	Capital	Reserves	Earnings	Gain (Loss)	Interests	Equity

Balance as of December 31, 2021	30,000,000	$38	$3,462,427	$400,454	$9,355,122	$(307,842)	$8,915,822	$21,826,021

Net income	-	-	-	-	4,202,401	-	-	4,202,401
Additional Paid-in Capital	-	-	-	-	-	-	672,490	672,490
Allocation to non-controlling interests	-	-	-	-	-	-	1,306,321	1,306,321
Foreign currency translation gain	-	-	-	-	-	(2,452,533)	-	(2,452,533)
Balance as of December 31, 2022	30,000,000	$38	$3,462,427	$400,454	$13,557,523	$(2,760,375)	$10,894,633	$25,554,700

Net income	-	-	-	-	1,820,960	-	-	1,820,960
Additional Paid-in Capital	-	-	-	-	-	-	926,982	926,982
Allocation to non-controlling interests	-	-	-	-	-	-	195,140	195,140
Foreign currency translation gain	-	-	-	-	-	(1,770,360)	-	(1,770,360)
Balance as of December 31, 2023	30,000,000	$38	$3,462,427	$400,454	$15,378,483	$(4,530,735)	$12,016,755	$26,727,422
Net income	-	-	-	-	1,495,514	-	-	1,495,514
Allocation to non-controlling interests	-	-	-	-	-	-	15,880	15,880
Foreign currency translation gain	-	-	-	-	-	(393,841)	-	(393,841)
Balance as of December 31, 2024	30,000,000	$38	$3,462,427	$400,454	$16,873,997	$(4,924,576)	$12,032,635	$27,844,975

*	Giving retroactive effect to the 800 for 1 share split effected and the surrender of a total of 10,000,000 Ordinary Shares on August 12, 2024.

Huachen AI Parking Management Technology Holding Co., Ltd

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2024	2023	2022
Cash flows from operating activities:
Net income	$1,511,394	$2,016,100	$5,508,722
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of plant and equipment	660,271	655,345	215,882
Amortization of intangible assets and Land-use rights	158,317	207,870	229,102
Allowance for credit losses	549,361	493,221	434,030

Changes in operating assets and liabilities:
Accounts receivable	(4,224,593)	(4,742,915)	(8,005,945)
Other receivables	2,849,902	2,990,885	1,977,392
Other receivables - related parties	1,319,875	(1,796,567)	88,916
Inventories	2,871,783	(10,557)	6,062,566
Prepayments	1,479,061	(5,580,272)	5,611,790
Accounts payables	(4,965,585)	2,811,971	(42,904)
Accrued liabilities and other payables	1,217,870	423,900	(5,221,628)
Lease liabilities	(173,898)	(88,073)	(189,934)
Contract liabilities	(1,172,966)	(610,845)	(9,497,494)
Taxes payable	(574,402)	764,285	1,968,666
Net cash provided by (used in) operating activities	1,506,390	(2,465,652)	(860,839)
Cash flows from investing activities:
Purchase of plant and equipment	(2,183)	(902,263)	(194,571)
Payments for construction in progress	-	(14,190)	(246,086)
Net cash used in investing activities	(2,183)	(916,453)	(440,657)

Cash flows from financing activity:
Proceeds from (Repayments of)short-term bank loans	(2,393,686)	1,951,254	2,934,432
Net cash (used in) provided by financing activity	(2,393,686)	1,951,254	2,934,432

Effect of exchange rate changes on cash	418,388	(197,272)	(83,704)

Net (decrease) increase in cash, cash equivalents and restricted cash	(471,091)	(1,628,123)	1,549,232

Cash, cash equivalents and restricted cash at beginning of year	499,745	2,127,868	578,636

Cash, cash equivalents and restricted cash at end of year	$28,654	$499,745	$2,127,868

Supplemental disclosure information:
Cash paid for interest	$610,667	$857,114	$927,527

Huachen AI Parking Management Technology Holding Co., Ltd AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Huachen AI Parking Management Technology Holding Co., Ltd (“Huachen” or the “Company”) is a company that was established under the laws of Cayman Islands as a holding company on September 30, 2021. Our main business operations are conducted through our subsidiaries in the People’s Republic of China. We are a technology company related to design, manufacture, sales, installation and maintenance of intelligent cubic parking garage and equipment.

As of December 31, 2024, the Company’s subsidiaries are as follows:

			Percentage of
			direct/indirect
	Date of	Jurisdiction of	Economic
Subsidiaries	Incorporation	Formation	Ownership
Hua Chen Intelligent Technology Co., Limited (“Huachen HK”)	December 22, 2021	Hong Kong	100.00%
Huachen AI Technology (Zhejiang) Co., Ltd (“Hua Chen WFOE”)	October 18, 2022	Zhejiang	100.00%
Zhejiang Huachen Technology Co., Ltd (“Zhejiang Hua Chen Tech”)	June 14, 2005	Zhejiang	90.02%
Shanghai Tiandidaochuan Parking Equipment Manufacturing Co., Ltd (“Shanghai TD Manufacturing”)	February 11, 2004	Shanghai	74.63%
Shanghai Tiandiricheng Parking Lots Management Co., Ltd (“Shanghai TD Parking”)	July 27, 2012	Shanghai	74.63%
Zhejiang Tiandidaochuan Parking Equipment Co., Ltd (“Zhejiang TD Parking”)	November 7, 2017	Zhejiang	74.63%
Shanghai Yufeng Information Technology Co., Ltd (“Shanghai Yufeng”)	November 16, 2016	Shanghai	74.63%
Shanghai Tiandi Puji Parking Management Co., Ltd (“Shanghai TP Parking”)	April 1, 2015	Shanghai	74.63%
Shanghai Tiandi Daochuan Parking Equipment Installation Co., Ltd (“Shanghai TD Installation”)	March 18, 2008	Shanghai	74.63%
Zhejiang Xinfeng Trade Co., Ltd (“Zhejiang Xinfeng”)	February 7, 2024	Zhejiang	74.63%

Huachen AI Parking Management Technology Holding Co., Ltd
("Huachen Cayman")
(a Cayman company)
100%
Hua Chen Intelligent Technology Co., Limited
("Huachen HK")
(a Hongkong company)
Offshore
100%
Onshore
Huachen AI Technology (Zhejiang) Co., Ltd
("Hua Chen WFOE")
(a PRC company)
Bin Lu
5.99%
Liping Zhu
0.95%
Yujin Chen
0.8%
90.02%
Jinglu Li
0.84%
Zixuan Chen
0.9%
Chen Dennis Tao
0.5%
SME Development Fund (Jiangsu Limited Partnership)
(a PRC company)
17.1%
Zhejiang Huachen Technology Co., Ltd
("Zhejiang Hua Chen Tech")
(a PRC company)
82.9%
100%
Shanghai Tiandidaochuan Parking Equipment Manufacturing Co., Ltd
("Shanghai TD Manufacturing")
(a PRC company)
Zhejiang Xinfeng Trade Co., Ltd
("Zhejiang Xinfeng")
(a PRC company)
100%
Zhejiang Tiandidaochuan Parking Equipment Co., Ltd
("Zhejiang TD Parking")
(a PRC company)
100%
Shanghai Tiandiricheng Parking Lots Management Co., Ltd
("Shanghai TD Parking")
(a PRC company)
100%
Shanghai Yufeng Information Technology Co., Ltd
("Shanghai Yufeng")
(a PRC company)
100%
Shanghai Tiandi Puji Parking Management Co., Ltd
(Shanghai TP Parking)
(a PRC company)
100%
Shanghai Tiandidaochuan Parking Equipment Installation Co., Ltd
("Shanghai TD Installation")
(a PRC company)

The Company, through a series of transactions which are accounted for as a reorganization of entities under common control (the “Reorganization”), became the ultimate parent of its subsidiaries. The reorganization involved: the formation of the Company’s wholly-owned subsidiary-Huachen HK and Huachen HK’s wholly owned subsidiary — Hua Chen WFOE.

Before and after the reorganization, the Company, together with its subsidiaries, is effectively controlled by the same shareholders, and therefore the reorganization is considered as a recapitalization of entities under common control in accordance with Accounting Standards Codification (“ASC”) 805-50-25. The consolidation of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements in accordance with ASC 805-50-45-5.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of accounting

The accompanying audited consolidated financial statements include the accounts of the Company and its subsidiaries (collectively the “Company”). Management has eliminated all significant inter-company balances and transactions in preparing the accompanying audited consolidated financial statements.

Management has prepared the accompanying audited consolidated financial statements and these notes in accordance to generally accepted accounting principles in the United States (“US GAAP”). The Company maintains its general ledger and journals with the accrual method accounting.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances are eliminated upon consolidation. All intercompany transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Non-controlling interest represents the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating result is presented on the face of the consolidated statements of income and comprehensive income as an allocation of the total income for the year between non-controlling shareholders and the shareholders of the Company.

Uses of estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable and inventories, useful lives of plant and equipment, land use right, the recoverability of long-lived assets, provision necessary for contingent liabilities, and realization of deferred tax assets. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains most of its bank accounts in the PRC.

Accounts receivable, net

Accounts receivable are presented net of allowance for credit losses.

The Company determines the adequacy of reserves for credit losses based on individual account analysis and historical collection trend. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for credit losses after management has determined that the likelihood of collection is not probable. As of December 31, 2024, 2023 and 2022, allowance for credit losses balances amounted to $1,880,343, $836,974 and $903,462 respectively.

Inventories

Inventories are stated at the lower of cost or net realizable value. Costs include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Any excess of the cost over net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is estimated using selling price in the normal course of business less any costs to Complete and sell products. The Company evaluates inventories on a quarterly basis for its realizable value adjustments and reduces the carrying value of those inventories that are obsoletes or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories.

Prepayments

Prepayments consist of balances paid to suppliers for services and materials that have not been provided or received. Advance to suppliers is   short-term in nature and is   reviewed periodically to determine whether their carrying value has become impaired.

Plant and equipment, net

Plant and equipment are stated at cost less accumulated depreciation. Depreciation of equipment is provided using the straight-line method over their expected useful lives, as follows:

Useful life
Office equipment and furniture	5 years
Transportation vehicles	5 years
Mechanical equipment	10 years
Buildings	20 years

Construction in progress

Direct costs that are related to the construction of property, equipment and software and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property, equipment and software items and the depreciation of these assets commences when the assets are ready for their intended use. As of December 31, 2024 and 2023, construction in progress in the amount of nil and nil, were primarily relating to the construction of office buildings and warehouses. The construction in progress was completed in January 2023.

Intangible Assets, net

Intangible assets consist primarily of software. Intangible assets are stated at cost less accumulated amortization. Intangible assets are amortized using the straight-line method.

Useful life
ERP- Zhituo software	10 years

Land use rights, net

Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use the parcels of land for specified periods of time. These land use rights are sometimes referred to informally as “ownership.” Land use rights are stated at cost less accumulated amortization. The estimated useful life for land use right is 50 years.

Leases

The Company adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842). The adoption of Topic 842 resulted in the presentation of operating lease right-of-use (“ROU”) assets and operating lease liabilities on the consolidated balance sheet. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Company elected the short-term lease exemption for all contracts with lease terms of 12 months or less. At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

As of December 31, 2024, 2023 and 2022, there were approximately $0.01 million, $0.12 million and $0.01 million right of use (“ROU”) assets and approximately $0.01 million, $0.19 million and $0.02 million lease liabilities respectively based on the present value of the future minimum rental payments of leases, respectively. The Company’s management believes that 6.2% was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments.

Impairment of Long-lived Assets

The Company reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition below are the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of December 31, 2024, 2023 and 2022.

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, short-term investments, accounts receivable, due from related parties, accounts payable, due to related parties, accrued liabilities and other payable, taxes payable and short-term bank loans, approximate the fair value of the respective assets and liabilities as of December 31, 2024, 2023 and 2022 based upon the short-term nature of the assets and liabilities.

Bank borrowings and unsecured senior notes

Bank borrowings and unsecured senior notes are recognized initially at fair value, net of upfront fees, debt discounts or premiums, debt issuance costs and other incidental fees. Upfront fees, debt discounts or premiums, debt issuance costs and other incidental fees are recorded as a reduction of the proceeds received and the related accretion is recorded as interest expense in the consolidated income statements over the estimated term of the facilities using the effective interest method.

Revenue recognition

The Company adopted ASC 606 “Revenue Recognition.” It recognizes revenue when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. The Company recognizes revenue based on the consideration specified in the applicable agreement.

Revenue from contracts with customers is recognized using the following five steps:

1.	Identify the contract(s) with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

Generally, revenues are recognized when the Company has negotiated the terms of the transaction, which includes determining either the overall price, or price for each performance obligation in the form of a service or a product, the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and the Company is reasonably assured that funds have been or will be collected from the customer.

A summary of each of the Company’s revenue streams under ASC 606 is as follows:

Performance obligations satisfied at a point in time

Equipment structural parts income

Revenue from sales of equipment structural parts is recognized when the products are delivered and accepted by customers, which is the point when title has transferred and risk of ownership has passed. Return allowances is determined by an estimate of expected customer merchandise returns, which is calculated based on historical return patterns, and recorded as a refund liability included in accrued expenses and other liabilities.

For equipment structural parts sales, the Company passed the control of the goods to the customers at a point in time, typically occurs at the delivery. Revenue from sales of equipment structural parts is recognized when the products are delivered and accepted by customers, which is the point when title has transferred and risk of ownership has passed. There are no other performance obligations in the contract, so we consider there is only one performance obligation for each contract.

For equipment structural parts sales, the transaction price was set up when customer places the purchase order, which in some cases are governed by master sales agreements. Total amount of each transaction was determined based on the unit price multiplied with the delivery quantity of the products ordered, or based on the services priced that was agreed between the parties.

For equipment sales, the Company’s payment terms are generally less than one year. The Company has elected the practical expedient under ASC 606-10-32-18 to not assess whether a contract has a significant financing component.

Cubic parking garage income

This revenue is recognized after the garage project has been completed and successfully accepted by the client.

According to 5-Step revenue analysis, the Company considers customer purchase orders, which in some cases are governed by master sales agreements, to be the contracts with a customer. This purchase order determination guided both product (garage and equipment) sales and maintenance service sales. The Company signs master agreement with its customers which include the customer’s name, the products’ specifications, or service type if for maintenance service, payment terms, product acceptance criteria, or service acceptance criteria, and other necessary information. The purchase orders, both product or service, which in some cases are governed by master sales agreements, would be sent to the Company at each time of the purchase. For product (garage and equipment), the PO (purchase order) includes types and quantities of goods to be purchased, the place of delivery, and other information relating to the purchase. The master agreement and purchase order signed between the parties create enforceable rights and obligations.

From time to time, the Company and its customers may renegotiate existing contracts to reflect changes of price and other terms. Such modifications are treated as separate contract if both of the following conditions are met:

●	The scope of the contract increases because of the addition of promised goods or services that are distinct.

●	The price of the contract increases by an amount of consideration that reflects the entity’s standalone selling prices of the additional promised goods or services and any appropriate adjustments to that price to reflect the circumstances of the particular contract.

The Company considers customer purchase orders, which in some cases are governed by master sales agreements, to be the contracts with a customer. As part of its consideration of the contract, the Company evaluates certain factors including the customer’s ability to pay (or credit risk). For each contract, the Company considers the promise to transfer products or service delivery, each of which are distinct, to be the identified performance obligations.

For cubic parking garage, when the contract was signed, the garage project began to be executed. First, the equipment selection was made according to the design institute drawings, and then the construction and installation were carried out on site. Revenues from the installation and sale of garage equipment are combined and treated as one performance obligation. The commitments for garage equipment and installation are not separately identifiable, as evidenced by the fact that the customer does not acquire control of the garage until after acceptance of the completed garage installation, and the customer can only utilize and benefit from the garage after the installation is completed, and the customer cannot benefit from a single element. The Company does not currently have any contract modifications and the contract does not currently have any variable consideration. The transaction price is clearly identifiable within the Company’s sales and installation contracts in the context of the Company’s performance obligations for equipment and installation revenues. When the project is completed, the customer accepts the garage. Once the customer acceptance is complete, the Company recognizes revenue for this contract. According to ASC 606-10-25-27, first, the customer simultaneously does not receive and consume the benefits provided by the Company’s performance. Second, the Company’s performance does not create or enhance an asset that the customer controls as the asset is created or enhanced. Third, the Company’s performance does create an asset with an alternative use (selling to a different customer) to the Company. In summary, the Company recognizes cubic parking garage income at a point in time.

The Company negotiates with customers for agreed-upon specifications for products or services customer ordered, and such agreed-upon terms are usually documented in the master sales agreement between the Company and its customers.

For product, the Company typically provides 2 years warranty and, under the warranty term, the Company is obligated to either fix the defective product or exchange for functioning products for the portion of defective products without charges. However, within two years, if the failure is caused by the customer’s improper use, then the Company repairs, the customer needs to provide parts and labor costs to the Company. During the years in 2023 and 2022, there is no warranty claim by customer and the Company did not accounted provision for warranty cost.

For cubic parking garage price, the Company will consider the cost of the civil foundation, the cost of the mechanical parking equipment, the cost of the installation of the parking equipment, the cost of the construction and installation of the parking equipment, and the cost of the maintenance of the garage. The price of the price parking garage depends on the supply and demand relationship between the number of parking spaces demanded and the number of cubic garage manufacturers, and also depends on the number of floors and configuration of the cubic garage. The more layers of the garage, the higher the price of the garage, while the higher the configuration of the garage, the higher the price of the garage.

For cubic garage, The Company’s payment terms are normally 20% in advance, 50% for structural entry, 70% for electrical entry and installation, 95% for handover and settlement audit, and 5% defect liability period after 2 years. The defect liability period is recorded as retention receivable under account receivables. For 2024, the retention receivable under account receivables is $559,064. For 2023, the retention receivable under account receivables is $852,091. For 2022, the retention receivable under account receivables is $261,107. If things go well, the project will be completed within a year, and then the engineering audit for a year.

For product sales (garage or equipment), the transaction price of a contract is allocated to each distinct goods stated in the purchase order. The price of each distinct goods is determined by the ordered quantities and price quotation.

Performance obligations satisfied over time

Maintenance services income

Garage maintenance service contracts require our company to perform repairs or maintenance on any equipment failures during the contract maintenance period, typically ranging from one to two years. The transfer of control of maintenance services occurs at the time the services are provided; this is the moment when the customer benefits and assumes the risks and rewards associated with the services. This forms the basis for the recognition of revenue from maintenance services, which are recognized on a straight-line basis over the coverage period for garage repairs.

Our maintenance services are governed by contracts that are independently executed, separate from any other contractual arrangements. The maintenance service contracts are specifically tailored to meet the unique needs of our clients. The maintenance services for such contracts can be distinctly identified and are determined as separate performance obligations within the contracts

The summary of the Company’s total revenues by product categories for the years ended December 31, 2024, 2023 and 2022 was as follows:

	For the Years Ended December 31,
	2024	2023	2022
Equipment structural parts	$36,456,054	$25,526,870	$3,347,023
Cubic parking garage	4,040,079	8,012,037	16,957,314
Maintenance services	429,572	584,696	645,420
Others	19,065	155,419	5,431
Total revenue	$40,944,770	$34,279,022	$20,955,188
Timing of Revenue Recognition:
Performance obligations satisfied over time	$429,572	$584,696	$645,420
Performance obligations satisfied at a point in time	40,515,198	33,694,326	20,309,768
Total Revenue	$40,944,770	$34,279,022	$20,955,188

Research and development expenses

In connection with the design and development of cubic parking garage and related equipment products, the Company expense all internal research costs as incurred, which primarily comprise employee costs, internal and external costs related to execution of studies, including manufacturing costs, facility costs of the research center, amortization to intangible assets, and depreciation to plant and equipment used in the research and development activities. For the years ended December 31, 2024, 2023 and 2022, research and development expenses were $378,793, $457,523 and $434,914, respectively.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2024, 2023 and 2022. The Company does not believe there was any uncertain tax provision at December 31, 2024, 2023 and 2022.

The Company’s subsidiaries in China are subject to the income tax laws of the PRC. No income was generated outside the PRC for the fiscal years ended December 31, 2024, 2023 and 2022. As of December 31, 2024, all of the Company’s tax returns of its PRC operating entities remain open for statutory examination by PRC tax authorities.

Value added tax (“VAT”)

Sales revenue is reported net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable or receivable net of payments in the accompanying consolidated financial statements.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2024, 2023 and 2022, there were no dilutive shares.

Foreign currency translation

Since the Company operates all in the PRC, the Company’s functional currency is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into the reporting currency U.S. Dollars (“US$”). Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income (loss). Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	For the Years Ended December 31,
	2024	2023	2022
Year-end spot rate	US$1=RMB 7.2993	US$1=RMB 7.0827	US$1=RMB 6.8972
Average rate	US$1=RMB 7.1957	US$1=RMB 7.0467	US$1=RMB 6.7290

Comprehensive income

Comprehensive income consists of two components, net income/(loss) and other comprehensive income /(loss). Other comprehensive income/(loss) refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income consists of a foreign currency translation adjustment resulting from the Company not using US$ as its functional currency.

Risks and uncertainties

The main operation of the Company is located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

In December 2019, a sudden coronavirus epidemic swept through China and then spread to the rest of the world. For parking field, whether parking equipment manufacturing enterprises or parking management and operation enterprises, due to the significant delay in the working time, normal production cannot be produced, resulting in a decrease in the order volume of parking equipment manufacturing enterprises. Due to the basic stop of travel, parking income has been greatly reduced, and some cities have reduced parking fees, which has further extended the impact on parking income. The extent of the impact on the Company’s future financial results will be dependent on future developments such as the length and severity of the crisis, the potential resurgence of the crisis, future government actions in response to the crisis and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity and results of operations if the current situation continues.

Recent accounting pronouncements

In January 2025, the FASB issued ASU No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This ASU amends the effective date of ASU 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of Update 2024-03 is permitted. The Company plans to adopt this guidance effective January 1, 2025, and the adoption of this ASU is not expected to have a material impact on its financial statements.

In November 2024, the FASB issued No. 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. This ASU clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. The ASU is effective for all entities for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The Company believes the future adoption of this ASU is not expected to have a material impact on its financial statements.

In November 2024, the FASB issued No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The ASU requires Public Business Entities (PBEs) to make detailed disclosure of relevant expense captions presented on the face of the income statement within continuing operations into specified categories in the notes to financial statements within a new tabular disclosure requirement. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company plans to adopt this guidance effective January 1, 2025, and the adoption of this ASU is not expected to have a material impact on its financial statements.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements — Amendments to Remove References to the Concepts Statements”. This update contains amendments to the Codification that remove references to various FASB Concepts Statements. These changes remove references to various Concepts Statements and the amendments apply to all reporting entities within the scope of the affected accounting guidance. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2024. Early application of the amendments in this Update is permitted for any fiscal year or interim period for which financial statements have not yet been issued (or made available for issuance). The Company believes the future adoption of this ASU is not expected to have a material impact on its financial statements.

In December 2023, the FASB issued guidance to enhance transparency of income tax disclosures, On an annual basis the new guidance requires a public entity to disclose: (1) specific categories in the rate reconciliation, (2) additional information for reconciling items that are equal to or greater than 5% of the amount computed by multiplying income (or loss) from continuing operations before income tax expense (or benefit) by the applicable statutory income tax rate, (3) income taxes paid (net of refunds received) disaggregated by federal (national), state, and foreign taxes, with foreign taxes disaggregated by individual jurisdictions in which income taxes paid is equal to or greater than 5% of total income taxes paid, (4) income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign, and (5) income tax expense (or benefit) from continuing operations disaggregated between federal (national), state and foreign. The guidance is effective for fiscal year 2025 annual reporting, with early adoption permitted, to be applied on a prospective basis, with retrospective application permitted. We do not expect the adoption of this accounting standard to have an impact on our consolidated financial statements but will require certain additional disclosures.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	December 31,	December 31,
	2024	2023
Accounts receivable:	$21,378,868	$17,740,659
Retention receivable	559,064	852,091
Less: allowance for credit losses	(1,880,343)	(836,974)
Accounts receivable, net	$19,498,525	$16,903,685

As of December 31, 2024, accounts receivable, net were approximately $19.88 million, an increase of 18% from the balance of $16.9 million as of December 31, 2023. This was mainly due to the fact that the Company recognized revenue from equipment structural parts increased. As a result, the accounts receivable increased in 2024.

For accounts receivable, approximately 40%, or $8.03 million of the date of issuance of the financial statements balance have been subsequently collected.

Allowance for credit losses movement:

	December 31,	December 31,
	2024	2023
Beginning balance	$836,974	$903,462
Additions/(reversal)	1,043,369	(66,488)
Ending balance	$1,880,343	$836,974

The expenses of allowances for credit losses was $549,361 and $493,221 for the fiscal year ended December 31, 2024 and 2023, respectively.

NOTE 4 — INVENTORIES, NET

Inventories consist of the following:

	December 31,	December 31,
	2024	2023
Raw materials	$452,952	$456,731
Working in process	137,682	-
Finished goods	837,082	3,932,259
Total	$1,427,716	$4,388,990

As of December 31, 2024, inventories, net were approximately $1.43 million, a decrease of 67% from the balance of $4.39 million as of December 31, 2023. Compared with 2023, the finished goods inventory decreased in 2024.

The Company has inventory falling price reserve policy. According to it, the inventory falling price will be accrued by 10% for the inventory more than one year. In 2023, the Company’s inventory underwent an impairment of RMB 1,544,509, approximately $ 0.22 million. As of the date of the report, the Company has Sales all finished goods that are more than one year old.

Inventories, net consist of the following:

	December 31,	December 31,
	2024	2023
Gross inventories	$1,467,724	$4,607,058
Less: allowance for impairment	(40,008)	(218,068)
Inventories, net	$1,427,716	$4,388,990

Allowance for impairment movement:

	December 31,	December 31,
	2024	2023
Beginning balance	$218,068	$178,561
(Reversal) /additions	(178,060)	39,507
Ending balance	$40,008	$218,068

NOTE 5 — OTHER RECEIVABLES, NET

Other receivables consist of the following:

	December 31,	December 31,
	2024	2023
Other receivables	$3,857,418	$6,893,337
Less: allowance for credit losses	-	(542,746)
Other receivables, net	$3,857,418	$6,350,591

Other receivables are mainly composed of short-term capital loans, financial lease deposits, financial leases, bankers’ acceptances, temporary borrowings for employees, consulting fees and other items. The largest proportion is short-term capital borrowing with customers and suppliers in their daily operations, accounting for 87%, approximately $3.35 million. This is followed by reserve fund at 3%, approximately $0.12 million. Deposit accounted for about 2%, approximately $0.08 million.

For other receivables, approximately 79%, or 3.05 million of the date of issuance of the financial statements balances have been subsequently collected. The remaining subsequent uncollected funds are reserve funds and deposits.

NOTE 6 — PLANT AND EQUIPMENT, NET

Plant and equipment, net, consist of the following:

	December 31, 2024	December 31, 2023
Office equipment and furniture	$185,982	$191,670
Transportation vehicles	490,745	508,032
Mechanical equipment	1,529,390	1,571,663
Building	8,886,497	9,158,260
Subtotal	11,092,614	11,429,625
Less: accumulated depreciation	(2,188,483)	(1,584,603)
Plant and equipment, net	$8,904,131	$9,845,022

Depreciation expense were $660,271, $655,345 and $215,882 for the years ended December 31, 2024, 2023 and 2022, respectively.

NOTE 7 — INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	December 31,	December
	2024	2023
ERP-Zhituo software	29,622	30,527
Less: accumulated amortization	(17,773)	(15,264)
Intangible assets, net	$11,849	$15,263

As of December 31, 2024, 2023, and 2022, the Company amortized approximately $3,005, $3,230, and $12,853 of intangible assets respectively, leaving a balance of $11,849, $15,263, and $18,810 approximately, respectively.

NOTE 8 — LAND-USE RIGHTS, NET

Land-use rights, net, consisted of the following:

	As of	As of
	December 31,	December 31,
	2024	2023
Land-use rights	$2,394,453	$2,467,679
Less: accumulated amortization	(326,178)	(287,896)
Land-use rights, net	$2,068,275	$2,179,783

As of December 31, 2024, 2023, 2022, the Company amortized approximately $47,499, $49,443, and $64,025 of Land-use rights respectively, leaving a balance of $ 2,068,275, $2,179,783, and $2,289,089 approximately, respectively.

Estimated future amortization expenses are as follows:

Amortization
expenses
Fiscal year 2025	47,889
Fiscal year 2026	47,889
Fiscal year 2027	47,889
Thereafter	1,924,608
Total	$2,068,275

NOTE 9 — LEASE

The Company has two lease contracts were for the company’s office space, located on the same floor in Yangpu District of Shanghai, the original leases are from February 1, 2020 to January 31, 2023, and the leaseholders are both Aml Fong (Shanghai) Co., LTD. The Company resigned the agreement and the leases are from February 1, 2023 to January 31, 2025. For lease liability, the Company has classified current portion and non-current portion liabilities. Total lease liability equals the total amount of present value of future lease payments. Current portion equals the present value of the future 12 months lease payments. Non-current portion equals the remaining of lease liability balance.

Supplemental balance sheet information related to operating leases was as follows:

	December 31,	December 31,
	2024	2023
Right-of-use assets, net	$13,826	$123,783

Operating lease liabilities – current	14,770	176,673
Operating lease liabilities – non-current	-	15,222
Total	$14,770	$191,895

The weighted average discount rates and lease cost for all of operating leases were as follows as of December 31, 2024

	December 31,	December 31,
Weighted average discount rates and lease cost:	2024	2023
Weighted average discount rate	6.20%	6.20%

Operating lease cost	114,637	21,866

The following table presents maturity of lease liabilities as of December 31, 2024:

As of
December 31,
Twelve months ending December 31,	2024
FY2025	$14,846
Total future minimum lease payments	14,846
Less: imputed interest	(76)
Present value of lease liabilities	$14,770

NOTE 10 — SHORT-TERM BANK LOAN

Short-term bank loans consist of the following:

		December 31,	December 31,
	Note	2024	2023

Loans payable to Zhejiang Rural Commercial Bank	(1)	1,232,995	2,117,836
Loan payable to Beijing Bank	(2)	678,379	705,945
Loan payable to China Construction Bank	(3)	-	705,945
Loans payable to Agricultural Bank of China (“ABC Bank”)	(4)	-	705,945
Loan payable to Jiaxing Bank	(5)	4,452,345	4,588,646
Loan payable to Shanghai Bank	(6)	301,399	564,756
Loan payable to China Merchants Bank	(7)	684,997	-
Loan payable to Mingtai Bank	(8)	1,274,095	1,313,060
Total short-term loans		$8,624,210	$10,702,133

(1)	On June 28, 2024, Zhejiang Hua Chen Tech signed a loan agreement with Zhejiang Rural Commercial Bank to borrow RMB 9 million (approximately $1.23 million) as working capital for one year, with a maturity date of June 27, 2025. The loan had a fixed interest rate of 5.5%. Jiaxing Financing Guarantee Co., Ltd is the guarantor. As of December 31, 2024, the outstanding loan balance is $1,232,995.

(2)	On September 7, 2022 and September 7, 2023, Shanghai TD Manufacturing signed two loan agreements with Beijing Bank to borrow RMB 5 million (approximately $0.72 million) and RMB 5 million (approximately $0.71 million) as working capital for one year, with a maturity date of September 6, 2023 and September 7, 2024. The benchmark interest rate is the fixed interest of the loan. Bin Lu, Liping Zhu, and Shanghai Small and Micro Enterprises Policy Financing Guarantee Fund Management Center are the guarantors. Subsequently, Shanghai TD Manufacturing extended the loan term and repaid a portion of the loan. As of December 31, 2024, the outstanding loan balance is $678,379.

(5)

On June 29, 2023, July 26, 2023, July 27, 2023, July 27, 2023, and December 28, 2023, Zhejiang TD Parking signed five loan agreements with Jiaxing Bank to borrow RMB 5 million (approximately $0.71 million), RMB 5 million (approximately $0.71 million), RMB 5 million (approximately $0.71 million), RMB 5 million (approximately $0.71 million), and RMB 2.5 million (approximately $0.35 million) as working capital for a year, with a maturity date of June 28, 2024, July 25, 2024, July 26, 2024, July 26, 2024, and September 6, 2024. The benchmark interest rate is the fixed interest of the loan. Bin Lu and Liping Zhu are the guarantors. The Company used the real estate as collateral. As of December 31, 2024, the outstanding loan balance is $3,082,488.

On June 15, 2024, Zhejiang Hua Chen Tech signed a loan agreement with Jiaxing Bank to borrow RMB 14,999,000 (approximately $2.05 million) as working capital for one year, with a maturity date of June 25, 2024. The loan had a fixed interest rate of 6.5% per annum. Bin Lu and Liping Zhu are the guarantors. Subsequently, Zhejiang Hua Chen Tech repaid a portion of the loan. As of December 31, 2024, the outstanding loan balance is $1,369,857.

(6)	On January19, 2022 and March 30, 2023, Shanghai TD Manufacturing signed two loan agreements with Shanghai Bank to borrow RMB 5 million (approximately $0.72 million) and RMB 4 million (approximately $0.56 million) as working capital for one year, with a maturity date of January 18, 2023 and March 27, 2024. The benchmark interest rate is the fixed interest of the loan. Bin Lu and Liping Zhu are the guarantors. Subsequently, Shanghai TD Manufacturing repaid a portion of the loan. As of December 31, 2024, the outstanding loan balance is $301,399.

(7)	On June 20, 2024, Zhejiang Hua Chen Tech signed a loan agreement with China Merchants Bank to borrow RMB 5 million (approximately $0.68 million) as working capital for one year, with a maturity date of June 20, 2025. As of December 31, 2024, the outstanding loan balance is $684,997. The benchmark interest rate is the fixed interest of the loan.

(8)	On June 1, 2022 and April 14, 2023, Zhejiang TD Parking signed two loan agreements with Zhejiang Mingtai Commercial Bank to borrow RMB 9.3 million (approximately $1.35 million) and RMB 9.3 million (approximately $1.31 million) as working capital for one year and two years, with a maturity date of April 1, 2023 and April 10, 2025. The benchmark interest rate is the fixed interest of the loan. Bin Lu, Liping Zhu, Huifei Lu, and Zhejiang Huachen Technology Co., Ltd are the guarantors. As of December 31, 2024, the outstanding loan balance is $1,274,095.

NOTE 11 — LONG-TERM BANK LOANS

		December 31,	December 31,
	Note	2024	2023

Loan from Jiaxing Bank (Effective interest rate at 6.2%, due on December 31, 2026)(1)	(1)	2,757,114	3,459,133
Car loan (Due on October 31, 2025)	(2)	163,828	168,839
Total		2,920,942	3,627,972

(1)	On October 20, 2021, the Company signed a loan agreement with Jiaxing Bank to obtain a five-year loan of RMB 35 million (approximately $5.49 million). The loan bears an interest rate at 6.2%. Bin Lu, Liping Zhu, and Shanghai TD Manufacturing are the guarantors. The enterprise used the construction in progress and the right to the use of the land as collateral, valued at RMB 81,635,100((approximately $11,183,963).

(2)	On October 28, 2022, the company purchased a car and signed a 3-year car loan contract. The number of loan tenors is 36 installments, and each installment repayment is RMB 39,798 (approximately $5,914). Bin Lu is the guarantor.

NOTE 12 — RELATED PARTY TRANSACTIONS

Due from related parties consists of the following:

Name	Related party relationship	December 31, 2024	December 31, 2023
Zhaohui Chen	Director of Shanghai TD Manufacturing	$9,962	$13,354
Yun Zhang	Director of Shanghai TD Installation	548	4,207
Qi Qin	Supervisor of Shanghai TD Manufacturing in 2021	4,795	5,365
Shanghai Muling Industry Co., LTD	An entity controlled by Jiling Cheng	1,189,492	1,399,282
Bin Lu	Principal shareholder, Director, Juridical person	-	15,530
Zhejiang Xinghang Precision Machinery Co., LTD	An entity controlled by Jiling Cheng	-	1,238,751
Shanghai Huafeng Investment Holding Co., LTD	An entity controlled by Zixuan Chen	-	387
Total due from related parties		$1,204,797	$2,676,876

The Company has, in the past, advanced cash to related parties for business purpose and recorded advances as due from related parties in the consolidated financial statements. Such advances are non-interest bearing and due upon demand. Since the large amount is recovered, there is no impairment. For other receivable from related party, as of the date of the prospectus, approximately 75%, or $0.82 million of the balance have been subsequently collected.

Due to related parties consists of the following:

Name	Related party relationship	December 31, 2024	December 31, 2023
Yue Xu	Director of Shanghai TD Installation	$-	$3,023
Jiling Cheng	Supervisor of Shanghai TD Parking and Shanghai TP Parking	3,669	34,112
Zhejiang Xinghang Precision Machinery Co., LTD	An entity controlled by Jiling Cheng	46,580	-
Shanghai Liqing Information Technology Co. LTD	An entity controlled by Zixuan Chen	5,480	-
Bin Lu	Principal shareholder, Director, Juridical person, Chief Executive Officer.	47,091	117,403
Zhaohui Chen	Director of Shanghai TD Manufacturing	-	3,086
Total due to related parties		$102,820	$157,624

As of December 31, 2024 and 2023, the balance due to related parties was used for working capital during the Company’s normal course of business. These advances are non-interest bearing and due on demand.

Revenue from related parties:

Name	Related party relationship	December 31, 2024	December 31, 2023
Zhejiang Xinghang Precision Machinery Co., LTD	An entity controlled by Jiling Cheng	$1,233,073	4,113,760
Shanghai Muling Industry Co., LTD	An entity controlled by Jiling Cheng	7,439,113	-
Total revenue from related parties		$8,672,186	4,113,760

NOTE 13 — TAXES

Corporate Income Taxes (“CIT”)

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Huachen HK is subject to Hong Kong profits tax at a rate of 16.5%. However, it did not generate any assessable profits arising in or derived from Hong Kong for the fiscal years ended December 31, 2024 and 2023 and accordingly no provision for Hong Kong profits tax has been made in these periods.

Other subsidiaries are incorporated in the PRC, and are subject to the PRC Enterprise Income Tax. Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (“FIE”) are subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemptions may be granted on case-by-case basis.

According to the Law of Company income, the company belong to the general taxpayer, the VAT tax rate is 13%. VAT = VAT on sales - (VAT on purchases - Amt transferred out from VAT on purchases) -VAT payable on domestic sales offset against VAT on purchase for export sales - Tax reduced and exempted +VAT refund for exported goods. VAT on purchases: a consumption tax the added when purchasing on the “value added” to a product or material.

Allowable VAT on purchases = purchase price * rate. VAT on sales = sales price * rate. For medium and large company, the tax rate is 17%; for small company, the tax rate is 3%. If the goods purchased has a major non-operating lost, or uses the purchased goods for other purposes such as using it for non taxable project, warfare for a company, or personal consumption, amt transferred out from VAT on purchase should be transferred to its correspondent departments. No VAT will be deductible. At the end of each month, the company transfers the VAT-in, VAT-out and VAT-transfer out to this VAT payable, and the actual VAT payment amount was recorded to this subaccount. VAT payable at the end of the month is the VAT payable for the month. It is transferred to VAT unpaid when book is closed for the month. Tax payable - unpaid VAT is VAT payable for the month. The tax is based on the actual amount of VAT, Consumption Tax and/or Business Tax paid by the taxpayers, and paid together with the three taxes as mentioned. The Company is subject to the 7% tax rate which depends on the location of the entities. Tax rates and computation of tax payable - Differential rates are adopted: 7% rate for city area, 5% rate for county and township area and 1% rate for other area. The formula for calculating the amount of the tax payable: Tax payable = Tax base × tax rate Applicable. The Company is subject to a 3% national Education Fund Tax based on amount of VAT, Consumption Tax and/or Business Tax paid by the taxpayers. The Company is subject to a 2% local Education Fund Tax based on amount of VAT, Consumption Tax and/or Business Tax paid by the taxpayers. The Individual Income Tax is a general term for adjusting the legal norms of social relations between the taxation authority and natural persons (residents, non-residents) in the process of collecting and managing personal income tax. Anyone who has a residence in China or who has no residence in China and has lived in China for one year has obtained income from within and outside China are taxpayers of personal income tax. Individuals who have no residence in China and do not live or have no residence and have lived in China for less than one year, those who have obtained income from China are taxpayers of personal income tax. Individual tax payable= payroll* tax rate- deductions. The company deducted the individual tax from the individuals’ salaries and paid to the tax authority on behalf of the individuals. The Company is governed by the Income Tax Law of the PRC concerning the private-run enterprises, which are subject to a statutory tax rate of 25% on net income reported in the statutory financial statements after appropriate tax adjustments. the company was small scale taxpayer and 10% of income tax rate was applicable.

Taxes payable consist of the following:

	December 31,	December 31,
	2024	2023
Income tax payable	$550,283	$-
Other taxes payable	292,049	1,451,660
Total taxes payable	$842,332	$1,451,660

Deferred tax assets consist of the following:

	December 31,	December 31,
	2024	2023
Deferred tax assets	$187,392	$193,124

Income tax expenses consist of the following:

	December 31,	December 31,
	2024	2023
Income tax expense	$322,414	$1,220

NOTE 14 — CONCENTRATIONS

The Company’s revenue and expense transactions are denominated in RMB and of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB may require certain supporting documentation to affect the remittance.

As of December 31, 2024 and 2023, $28,654 and $499,745 of the Company’s cash was on deposit at financial institutions in the PRC. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash on bank accounts. For the years ended December 31, 2024 and 2023, the Company’s all assets were located in the PRC and the Company’s all revenues were derived from its subsidiaries located in the PRC.

As of December 31, 2024 and 2023, there is no restricted cash was on deposit at financial institutions in the PRC. Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Company’s restricted cash is substantially a cash balance on deposit required by its business partners and commercial banks.

As of December 31, 2024, three suppliers accounted for approximately 25.81% ,13.04%, and 10.14% of the Company’s total cost, respectively. As of December 31, 2023, three suppliers accounted for approximately 14.18%, 14.12% and 12.00% of the Company’s total cost, respectively.

As of December 31, 2024, three customers accounted for 21.19%, 14.84%, and 13.73% of the Company’s total revenue, respectively. As of December 31, 2023, three customers accounted for 10.4%, 10.1% and 10.1% of the Company’s total revenue, respectively.

NOTE 15 — SHAREHOLDERS’ EQUITY

Ordinary Shares

Huachen Cayman was established under the laws of the Cayman Islands on September 30, 2021. The original authorized number of Ordinary Shares was 50,000,000 shares with par value of US$0.001 per share which was retroactively applied as if the transaction occurred at the beginning of the period presented (see Note 1).

On August 12, 2024, Huachen Cayman effected a 1-for-800 forward split of our Ordinary Shares, cancelled certain authorized but unissued Ordinary Shares and diminished the Company’s authorized share capital. As a result, the authorized share capital of the Company is $250 divided into 200,000,000 shares of a par value of $0.00000125. 30,000,000 and 30,000,000 shares were issued and outstanding as of December 31, 2024 and 2023.

Immediately upon the completion of the forward split, cancellation of authorized but unissued Ordinary Shares and diminution of authorized share capital, the board of directors of the Company approved the surrender of a total of 10,000,000 Ordinary Shares for no consideration to the Company for cancellation, among which (i) 6,317,000 Ordinary Shares were surrendered by Huahao (BVI) Limited, (ii) 1,000,000 Ordinary Shares were surrendered by Huayue (BVI) Holding Limited, (iii) 846,000 Ordinary Shares were surrendered by Huajing (BVI) Limited, (iv) 884,000 Ordinary Shares were surrendered by Huamao (BVI) Limited, (v) 953,000 Ordinary Shares were surrendered by Huaxuan (BVI) Limited. As a result, the total number of Ordinary Shares issued and outstanding became 30,000,000 Ordinary Shares and each of Huahao (BVI) Limited, Huayue (BVI) Holding Limited, Huajing (BVI) Limited, Huamao (BVI) Limited and Huaxuan (BVI) Limited owns 18,951,000 Ordinary Shares, 3,000,000 Ordinary Shares, 2,538,000 Ordinary Shares, 2,652,000 Ordinary Shares, and 2,859,000 Ordinary Shares, respectively.

Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The restricted amounts as determined pursuant to PRC statutory laws totaled $400,454 and $400,454 as of December 31, 2024 and 2023, respectively.

NOTE 16 — SEGMENT REPORTING

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services. Based on management’s assessment, the Company has determined that it has only one reported operating segments as defined by ASC 280.

NOTE 17 — SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 15, 2025, the date the financial statements were issued and filed with the U.S. Securities and Exchange Commission. Based on the Company’s evaluation, except as disclosed in the financial statements, no other event has occurred requiring adjustment or disclosure in the notes to the consolidated financial statements.

On February 04, 2025, the Company announced the pricing of its initial public offering (the “Offering”) of 1,500,000 ordinary shares, par value $0.00000125 (the “Ordinary Shares”) at a public offering price of $4.00 per share for total gross proceeds of $6 million before deducting underwriting discounts and offering expenses. The Ordinary Shares have been approved for listing on The Nasdaq Capital Market and are expected to commence trading on February 5, 2025, under the ticker symbol “HCAI.” The Offering is expected to close on or about February 6, 2025, subject to the satisfaction of customary closing conditions.

On February 06, 2025, the Company announced the closing of its initial public offering (the “Offering”) of 1,500,000 ordinary shares, par value $0.00000125 (the “Ordinary Shares”) at a public offering price of $4.00 per share for total gross proceeds of $6.0 million before deducting underwriting discounts and offering expenses. The Ordinary Shares began trading on the Nasdaq Capital Market on February 5, 2025 under the ticker symbol “HCAI.”

On March 11, 2025, the Company announced that the underwriters of its initial public offering (the “Offering”) have fully exercised their over-allotment option to purchase an additional 225,000 ordinary shares at the public offering price of US$4.00 per share, resulting in additional gross proceeds of $900,000. After giving effect to the full exercise of the over-allotment option, the total number of ordinary shares sold by the Company in the public offering increased to 1,725,000 ordinary shares, and the gross proceeds increased to approximately US$5.42 million before deducting underwriter discounts and other related expenses.

On March 28, 2025, Huachen Cayman’s board of directors and compensation committee approved and adopted an amended and restated 2024 Equity Incentive Plan, pursuant to which the maximum aggregate number of ordinary shares authorized for issuance under the 2024 Plan was increased from 3,000,000 to 3,172,500 Ordinary Shares.

NOTE 18 — COMMITMENTS AND CONTINGENCIES

The Company may be involved in certain legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determine whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

The company’s subsidiaries, Shanghai TD Manufacturing and Shanghai TD Installation, have entered into two operating lease agreements with the owner to lease office space in Shanghai.

The following table sets forth our contractual obligations as of December 31, 2024:

Lease Commitment
2025	$5,244
Total	$5,244