Form 20-F
period 2025-12-31
Huachen AI Parking Management Technology Holding Co., Ltd
filed 2026-05-13
CIK 1958399

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Room 201, 2nd Floor,

No. 6395 Hutai Road, Baoshan District,

Shanghai, China.

(Address of principal executive offices)

Bin Lu

+852 9579 1074
Room 201, 2nd Floor,

No. 6395 Hutai Road, Baoshan District,

Shanghai, China.

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0000375 per share	HCAI	The Nasdaq Stock Market LLC Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 629,942 Class A Ordinary Shares and 533,334 Class B Ordinary Shares issued and outstanding as of December 31, 2025 (giving retroactive effect to the 30 for 1 share split effected on April 13, 2026).

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

☐ Yes  ☐ No

i

INTRODUCTION

Throughout this annual report, unless the context indicates otherwise, references to “we,” “us,” “our,” “Huachen Cayman,” “our Company,” and the “Company” are to Huachen AI Parking Management Technology Holding Co., Ltd, a Cayman Islands exempted company, and when describing Huachen Cayman’s consolidated financial information for the fiscal years December 31, 2025, 2024 and 2023, also include Huachen Cayman’s subsidiaries. References to “PRC subsidiaries” are to Huachen Cayman’s subsidiaries established under the laws of the PRC. References to “Operating Subsidiaries” are to YHC HK, CYH Shanghai, Hangzhou ZHC and Jiaxing XC.

●	“Class A Ordinary Shares” refers to Class A ordinary shares of Huachen Cayman with par value $0.0000375 per share.

●	“Class B Ordinary Shares” refers to Class B ordinary shares of Huachen Cayman with par value $0.0000375 per share.

●	Chuang Yu He (Shanghai) Industrial Co., Ltd. (“CYH Shanghai”) was incorporated on June 12, 2025 under the laws of the PRC. CYH Shanghai is a wholly-owned subsidiary of YHC HK.

●	Hangzhou Zhihuichong Technology Co., Ltd. (“Hangzhou ZHC”) was incorporated on November 20, 2025 under the laws of the PRC. Hangzhou ZHC is a wholly-owned subsidiary of CYH Shanghai.

●	Huachen HK refers to Hua Chen Intelligent Technology Co. Limited, an entity incorporated under the laws and regulations in Hong Kong and a wholly-owned subsidiary of Huachen Cayman.

●	“Hua Chen WFOE” refers to Huachen AI Technology (Zhejiang) Co., Ltd. (华谌人工智能科技（浙江）有限公司), a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of Hua Chen Intelligent Technology Co. Limited.

●	Jiaxing Xuchen Technology Co., Ltd. (“Jiaxing XC”) was incorporated on September 9, 2025 under the laws of the PRC. Jiaxing XC is a wholly-owned subsidiary of CYH Shanghai.

●	“Ordinary Shares” refer to both Class A Ordinary Shares and Class B Ordinary Shares of Huachen Cayman

●	“RMB” refers to Renminbi, or the legal currency of the PRC.

●	“Shanghai TD Manufacturing” refers to Shanghai Tiandidaochuan Parking Equipment Manufacturing Co., Ltd. (上海天地岛川停车设备制造有限公司), a limited liability company organized under the laws of the PRC and a majority-owned subsidiary of Zhejiang Huachen Technology Co., Ltd (浙江华谌科技有限公司).

●	“Shanghai TD Parking” refers to Shanghai Tiandiricheng Parking Lots Management Co., Ltd. (上海天地日成停车场管理有限公司), a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of Shanghai TD Manufacturing.

●	“Shanghai Yufeng” refers to Shanghai Yufeng Information Technology Co., Ltd. (上海舆丰信息科技有限公司), a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of Shanghai TD Manufacturing.

●	“Shanghai TP Parking” refers to Shanghai Tiandi Puji Parking Management Co., Ltd. (上海天地浦机停车场管理有限公司), a limited liability company organized under the laws of the PRC and a wholly -owned subsidiary of Shanghai TD Parking.

●	“Shanghai TD Installation” refers to Shanghai Tiandidaochuan Parking Equipment Installation Co., Ltd. (上海天地岛川停车设备安装有限公司), a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of Shanghai TD Parking.

●	Yu He Chuang Co., Ltd (“YHC HK”) was incorporated on April 1, 2025, under the laws of the under the laws of Hong Kong. YHC HK is a wholly-owned subsidiary of Huachen Cayman.

●	“Zhejiang Xinfeng” refers to Zhejiang Xinfeng Trade Co., Ltd. (浙江馨丰贸易有限公司), a limited liability company organized under the laws of the PRC and a majority-owned subsidiary of Zhejiang Huachen Technology Co., Ltd (浙江华谌科技有限公司).

●	“U.S. dollars,” “$,” and “USD” refer to the legal currency of the United States.

●	“WFOE” refers to a wholly foreign-owned enterprise.

●	“Zhejiang Hua Chen Tech” refers to Zhejiang Huachen Technology Co., Ltd., a limited liability company organized under the laws of the PRC and a majority-owned subsidiary of Hua Chen WFOE.

●	“Zhejiang TD Parking” refers to Zhejiang Tiandidaochuan Parking Equipment Co., Ltd. (浙江天地岛川停车设备有限公司), a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of Shanghai TD Manufacturing.

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

	For the Years Ended
	December 31,
	2025	2024	2023
Year-end spot rate	US$1=6.9931	US$1=RMB 7.2993	US$1=RMB 7.0827
Average rate	US$1=7.1875	US$1=RMB 7.1957	US$1=RMB 7.0467

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

Item 3. Key Information

Overview

Our Corporate Structure and Operations in China

Huachen Cayman is a holding company with no material operation. The Operating Subsidiaries conduct operations in China. Investors in our Class A Ordinary Shares should be aware that they will not directly hold equity interests in our PRC Subsidiaries, but rather only in Huachen Cayman, the holding company.

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

See “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy” and “Item 3. Key Information — 3.D. Risk Factors — Risks Related to our Corporate Structure – “Huachen Cayman is a holding company and will rely on dividends paid by the subsidiaries for its cash needs. Any limitation on the ability of the subsidiaries to make dividend payments to Huachen Cayman, or any tax implications of making dividend payments to Huachen Cayman, could limit its ability to pay its expenses or pay dividends to holders of our Class A Ordinary Shares,” and “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China — To the extent cash or assets in the business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets.”

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

Shanghai Xiading Law Firm, our counsel as to Chinese law, has advised us that the recognition and enforcement of foreign judgments are provided for under the Chinese Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedure Law based either on treaties between China and the country where the judgment is made or in reciprocity between jurisdictions. China does not have any treaties or other agreements with the Cayman Islands or the United States that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is uncertain whether a Chinese court would enforce a judgment rendered by a court in either of these two jurisdictions.

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

Audit Alliance LLP, the independent registered public accounting firm that issues the audit report for the fiscal year ended December 31, 2025, 2024 and 2023 included in this annual report, is currently subject to PCAOB inspections and the PCAOB is thus able to inspect Audit Alliance LLP. Audit Alliance LLP is headquartered in Singapore and has been inspected by the PCAOB. In the future, if there is any regulatory change or step taken by PRC regulators or the SEC or Nasdaq applies additional and more stringent criteria, and if PCAOB determines that it is not able to inspect Audit Alliance LLP at such future time, Nasdaq may delist our Class A Ordinary Shares and the value of our Class A Ordinary Shares may significantly decline or become worthless.

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

However, there remains some uncertainty as to how the M&A Rule will be interpreted or implemented in the context of an overseas offering and the opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rule. We cannot assure you that relevant PRC government agencies, would reach the same conclusion as our PRC counsel, Shanghai Xiading Law Firm, does, and hence we may face regulatory actions or other sanctions from the PRC regulatory agencies. These regulatory agencies may impose fines and penalties on the operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our continued offering into China, restrict or prohibit the payments or remittance of dividends by our PRC subsidiaries or take other actions that could have a material adverse effect on the business, financial condition, results of operations, reputation and prospects, as well as the trading price of the shares. It is uncertain when and whether the Company will be required to obtain permission from the China regulatory authority to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded.

The China regulatory authority may legally restricted or influence the operations at any time, which could result in a material change in the operations. Recently, the China regulatory authority initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As confirmed by our PRC counsel, Shanghai Xiading Law Firm, we currently are not subject to cybersecurity review with the CAC, to conduct business operations in China, given that: (i) the Operating Subsidiaries do not possess a large amount of personal information in the business operations; and (ii) data processed in the business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. In addition, as confirmed by our PRC counsel, Shanghai Xiading Law Firm, we are not subject to merger control review by China’s anti-monopoly enforcement agency due to the level of our revenues which were provided by us and audited by our auditor Audit Alliance LLP, and the fact that we currently do not expect to propose or implement any acquisition of control of, or decisive influence over, any company with revenues within China of more than RMB 400 million. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China — Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be implemented quickly with little advance notice. Therefore, our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.”

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

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for transfer of funds involving money laundering and criminal activities. Cayman Islands law prescribes that a company may only pay dividends out of its profits or share premium, and that a company may only pay dividends if, immediately following the date on which the dividend is paid, the company remains able to pay its debts as they fall due in the ordinary course of business. Other than that, there is no restrictions on Huachen Cayman’s ability to transfer cash to investors.

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

The PRC has currency and capital transfer regulations that require us to comply with certain requirements for the movement of capital. The Company is able to transfer cash (US Dollars) to its PRC subsidiaries through an investment (by increasing the Company’s registered capital in a PRC subsidiary). The Company’s subsidiaries within China can transfer funds to each other when necessary, through the way of current lending. The transfer of funds among companies are subject to the Provisions on Private Lending Cases, which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. As advised by our PRC counsel, Shanghai Xiading Law Firm, the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between PRC subsidiaries. The Company’s subsidiaries in the PRC have not transferred any earnings or cash to the Company to date. As of the date of this annual report, there has not been any assets or cash transfer between the holding company and its subsidiaries. As of the date of this annual report, there has not been any assets or cash transfer between the holding company and its subsidiaries. As of the date of this annual report, there has not been any dividends or distributions made to US investors. The Company’s business is conducted through its subsidiaries. The Company is a holding company and its material assets consist solely of the ownership interests held in its PRC subsidiaries. The Company relies on dividends paid by its subsidiaries for its working capital and cash needs, including the funds necessary: (i) to pay dividends or cash distributions to its shareholders, (ii) to service any debt obligations and (iii) to pay operating expenses. As a result of PRC laws and regulations (noted below) that require annual appropriations of 10% of after-tax income to be set aside in a general reserve fund prior to payment of dividends, the Company’s PRC subsidiaries are restricted in that respect, as well as in other respects noted below, in their ability to transfer a portion of their net assets to the Company as a dividend.

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

Yu He Chuang Co., Ltd (“YHC HK”) was incorporated on April 1, 2025, under the laws of the under the laws of Hong Kong. YHC HK is a wholly-owned subsidiary of the Company. It is a holding company and is not actively engaging in any business.

Chuang Yu He (Shanghai) Industrial Co., Ltd. (“CYH Shanghai”) was incorporated on June 12, 2025 under the laws of the PRC. CYH Shanghai is a wholly-owned subsidiary of YHC HK and currently has no operations.

Hangzhou Zhihuichong Technology Co., Ltd. (“Hangzhou ZHC”) was incorporated on November 20, 2025 under the laws of the PRC. Hangzhou ZHC is a wholly-owned subsidiary of CYH Shanghai and its primary business consists of the development and operation of charging infrastructure and operating platforms for new-energy two-wheeled vehicles and electric vehicles.

Jiaxing Xuchen Technology Co., Ltd. (“Jiaxing XC”) was incorporated on September 9, 2025 under the laws of the PRC. Jiaxing XC is a wholly-owned subsidiary of CYH Shanghai and currently engages in the sale of equipment structures and metal products.

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

3.D. Risk Factors

Risk Factor Summary

You should carefully consider all of the information in this annual report before making an investment in our Class A Ordinary Shares. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. In particular, as we are a PRC-based company incorporated in the Cayman Islands, you should pay special attention to subsections headed “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in the Jurisdictions in which the Operating Subsidiaries Operate”.

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Related to Our Corporate Structure

●	Huachen Cayman is a holding company and will rely on dividends paid by the subsidiaries for its cash needs. Any limitation on the ability of the subsidiaries to make dividend payments to Huachen Cayman, or any tax implications of making dividend payments to Huachen Cayman, could limit its ability to pay its expenses or pay dividends to holders of our Class A Ordinary Shares. (Page 11)

●	We are a Cayman Islands exempted company and all of our assets are located outside of the United States. In addition, a majority of our current directors and officers are nationals and/or residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. (Page 12)

Risks Related to Doing Business in China

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business activities, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. The Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Class A Ordinary Shares. (Page 12)

●	Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be implemented quickly with little advance notice. Therefore, our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. (Page 13)

●	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, along with the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers could result in a material change in our operations, financial performance and/or the value of our Class A Ordinary Shares or impair our ability to raise money. (Page 13)

●	To the extent cash or assets in the business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets. (Page 15)

●	Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment. (Page 16)

●	The recent joint statement by the SEC and PCAOB, Nasdaq’s proposed rule changes and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. (Page 16)

●	You may experience difficulties in effecting service of process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws. (Page 19)

●	It may be difficult for overseas shareholders and/or regulators to conduct cross-border investigations in China. (Page 20)

Risks Related to our Class A Ordinary Shares

●	Our CEO has control over key decision making as a result of his control of a majority of our voting shares. (Page 39)

●	As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders. (Page 39)

●	Huachen Cayman is an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Class A Ordinary Shares less attractive to investors. (Page 40)

●	Huachen Cayman is a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects. (Page 40)

●	Because Huachen Cayman is a foreign private issuer and is exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer. (Page 41)

Risks Related to Our Business and Industry

●	We may not successfully implement our strategic transition from smart parking solutions and equipment structural parts to electric vehicle charging infrastructure.

●	Changes in the availability, quality and cost of key raw materials and other necessary supplies or services could have a material adverse effect on our business, financial condition and results of operations. (Page 28)

●	Our transition into electric vehicle charging infrastructure is at an early stage, and we may not generate sufficient revenue to offset the decline or disposition of our historical smart parking business. (Page 28)

●	We may depend on third-party manufacturers, suppliers, contractors, platform vendors and service providers in our electric vehicle charging business and remaining equipment structural parts and metal products business.

●	We are exposed to risks associated with the transportation of the products we sell. (Page 29)

●	Any quality problems associated with our products may result in loss of customers and sales, and we may face product liability claims if the problems are related to our products. (Page 29)

●	Our business is subject to risks generally associated with the electric vehicle charging industry, and we may not successfully monetize value-added services in this new business line. (Page 30)

●	We may be exposed to counterparty credit risks and long payment cycles during and after our business transition. (Page 30)

●	We may not achieve sufficient utilization of our electric vehicle charging infrastructure. (Page 30)

●	We may be unable to secure suitable sites, venue resources, electrical capacity or approvals for electric vehicle charging infrastructure. (Page 31)

●	We may incur substantial costs before our electric vehicle charging business generates meaningful revenue or cash flow. (Page 31)

●	Our electric vehicle charging operating platforms may experience outages, defects, cybersecurity incidents, payment failures or data compliance issues. (Page 31)

●	We may be subject to fire safety, electrical safety, product liability, personal injury and property damage risks in connection with our electric vehicle charging business. (Page 31)

●	If the Operating Subsidiaries fail to improve our services to keep up with the rapidly changing demands, preferences, electric vehicle charging trends, or technologies in the electric vehicle charging industry, our revenue and growth could be adversely affected. (Page 32)

Risks Related to Our Corporate Structure

Huachen Cayman is a holding company and will rely on dividends paid by the subsidiaries for its cash needs. Any limitation on the ability of the subsidiaries to make dividend payments to Huachen Cayman, or any tax implications of making dividend payments to Huachen Cayman, could limit its ability to pay its expenses or pay dividends to holders of our Class A Ordinary Shares.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act (as revised) of the Cayman Islands (the “Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. Decisions of the Privy Council (which is the final Court of Appeal for British Overseas Territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly persuasive but not binding authority. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Risks Related to Doing Business in China

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. The Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Class A Ordinary Shares.

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

As such, the Operating Subsidiaries may be subject to various government and regulatory interference in the provinces in which they operate. The Operating Subsidiaries could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Operating Subsidiaries may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. The Chinese government may intervene or influence our operations at any time with little advance notice, which could result in a material change in our operations and the value of our Class A Ordinary Shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

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

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, along with the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers could result in a material change in our operations, financial performance and/or the value of our Class A Ordinary Shares or impair our ability to raise money.

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

On November 14, 2021, the CAC released the Regulations on Network Data Security (draft for public comments) and accepted public comments until December 13, 2021. The draft Regulations on Network Data Security provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. If a data processor that processes personal data of more than one million users intends to list overseas, it shall apply for a cybersecurity review. In addition, data processors that process important data or are listed overseas shall carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for the prior year should be submitted to the local cyberspace affairs administration department before January 31 of each year. On December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and took effect on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. As advised by our PRC counsel, Shanghai Xiading Law Firm, the operating entity does not process users’ personal information and it is not deemed to be a CIIO nor is it an online platform operator with personal information of more than one million users.

We are a comprehensive electric vehicle charging provider, and neither the Company nor its subsidiaries engage in data activities as defined under the Personal Information Protection Law of the PRC (the “Personal Information Protection Law”), which includes, without limitation, collection, storage, use, processing, transmission, provision, publication and deletion of data. In addition, neither the Company nor its subsidiaries are operators of any “critical information infrastructure” as defined under the PRC Cybersecurity Law and the Security Protection Measures on Critical Information Infrastructure. However, the Measures for Cybersecurity Review (2021 version) was recently adopted, and the Network Internet Data Protection Draft Regulations (draft for comments) is in the process of being formulated and the Illegal Securities Opinions remain unclear on how such measures will be interpreted, amended and implemented by the relevant PRC governmental authorities.

Effective January 1, 2025, China’s Network Data Security Management Regulations introduce enhanced requirements for data security and privacy, particularly concerning personal information protection, data localization, and cross-border data transfers. These regulations impose stricter compliance obligations on data handlers, including requirements to conduct regular data security risk assessments, implement classified data protection measures, and obtain governmental approval for certain cross-border data transfers. Additionally, companies processing large volumes of “important data” or “national core data” may face heightened scrutiny and stricter regulatory oversight. Failure to comply with these regulations could result in significant financial penalties, operational disruptions, revocation of business licenses, or restrictions on cross-border operations. As a result, we may be required to adjust our data handling practices, enhance internal compliance measures, and allocate additional resources to meet evolving regulatory requirements in China.

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

Uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers could result in a material change in our operations, financial performance and/or the value of our Class A Ordinary Shares or impair our ability to raise money.

To the extent cash or assets in the business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets.

The transfer of funds and assets between Huachen Cayman and its Hong Kong and PRC subsidiaries is subject to restrictions. The PRC government imposes controls on the conversion of the RMB into foreign currencies and the remittance of currencies out of the PRC. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China — Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.” In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China — Huachen Cayman is a holding company and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A Ordinary Shares.”

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

In light of the flood of capital outflows of China in 2016 due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movements including overseas direct investment. More restrictions and substantial vetting processes are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our Class A Ordinary Shares.

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

On August 26, 2022, the PCAOB signed the SOP Agreements with the CSRC and China’s Ministry of Finance. The SOP Agreements established a specific, accountable framework. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should China regulatory authorities fail to agree to the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange. On June 22, 2021, the U.S. Senate passed Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our Class A Ordinary Shares may be prohibited from trading or delisted.

Uncertainties of the ability of auditors to comply with the requirements of the HFCAA, as well as further rulemakings by U.S., regulators with respect to their work in China, could cause the market price of our Class A Ordinary Shares to fall. If the PCAOB determines that it cannot inspect the audits of our PRC operating subsidiaries, the trading of our securities may be prohibited under the HFCAA and, as a result, the Nasdaq may delist our securities. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

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

According to the New Measures, if an operator of critical information infrastructure who purchase network products or services that affects or may affect national security or a network platform operator who possesses the personal information of more than one million users and intends to list in a foreign country shall declare to the Office of Cybersecurity Review for cybersecurity review. The New Measures further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. As of the date of this annual report, the Company and its PRC Subsidiaries have possessed substantially less than one million users of personal information in their business operations and neither the Company nor any of its subsidiaries is recognized as an “operator of critical information infrastructure” by any authentic authority. Therefore, as advised by our PRC counsel, Shanghai Xiading Law Firm, neither the Company nor any of its subsidiaries shall be deemed to be an “operator of critical information infrastructure” or “network platform operator” controlling personal information of no less than one million users. We are required to collect and retain some basic information furnished by the clients, suppliers and employees in accordance with prevailing business practices, but we do not handle a large amount of personal and confidential data in the ordinary course of business. As of the date of this annual report, we have not been involved in any investigations on cybersecurity or data security initiated by related governmental regulatory authorities, and we have not received any inquiry, notice, warning, or sanction in such respect. Our PRC subsidiaries have received all necessary permissions required to obtain from PRC authorities to operate its current business in China, including Business Licenses.

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

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. In addition, it will be difficult for U.S. shareholders to originate actions against us in China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding our Class A Ordinary Shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

Our results of operation may be materially and adversely affected by a downturn in China or the global economy.

All of the operations and assets are currently located in China, and all of our revenue was generated in China for the fiscal years ended December 31, 2025, 2024 and 2023. Accordingly, the business, prospects, financial condition and results of operations may be influenced to a significant degree by the economic and social conditions in China generally and by the continued economic growth in China as a whole. While the Chinese economy has experienced significant growth over the past decades, growth has been different, both geographically and among various sectors of the economy. The China regulatory authority has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. Prolonged slowdown in the global or the Chinese economy may affect potential customers’ confidence in the financial market as a whole and have a negative impact on our financial condition. Further, recent global economic conditions including inflationary pressures, have not materially affected the operations in the PRC. However, continued pressure from global economic conditions may the PRC markets in the future and in turn, may affect the operations. Turbulence in the international markets may also adversely affect our ability to access the capital markets to meet liquidity needs. We cannot assure the future changes in the world and PRC economies that could impact the industries in which we operate, which could in turn diminish the demand for the services.

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

Our PRC counsel, Shanghai Xiading Law Firm, has advised us that, based on its understanding of the current PRC laws and regulations, our offering will be identified as an indirect overseas issuance and listing by CSRC. According to Article 16 of the Trial Measures, an issuer conducting overseas initial public offering or listing shall undergo the recordation formalities with the CSRC within three working days after the application documents for offering and listing are submitted overseas. On February 5, 2024, we received approval from the CSRC regarding our completion of the required filing procedures for our initial public offering, which was closed on February 6, 2025. In addition, if we do not maintain the approvals, or applicable laws, regulations, or interpretations change such that we are required to obtain other permission and approval in the future, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend the relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in the operations, limit our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

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

Our revenue and expenses have been and are expected to continue to be primarily denominated in RMB, and we are exposed to the risks associated with the fluctuation in the currency exchange rate of RMB. Should RMB appreciate against other currencies, the value of the proceeds from any future financings, which are to be converted from US dollar or other currencies into RMB, would be reduced and might accordingly hinder the business development due to the lessened amount of funds raised. On the other hand, in the event of the devaluation of RMB, the dividend payments of our Company, which are to be paid in US dollars after the conversion of the distributable profit denominated in RMB, would be reduced. Hence, substantial fluctuation in the currency exchange rate of RMB may have a material adverse effect on the business, operations and financial position and the value of your investment in the Class A Ordinary Shares.

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

We believe that, as a Cayman Islands exempted company, Huachen Cayman is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we would be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our Class A Ordinary Shares. In addition, non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of the Class A Ordinary Shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of the Class A Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our Class A Ordinary Shares.

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

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the Class A Ordinary Shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or may be taxed if our company is a transferor in such transactions and may be subject to withholding obligations if our company is a transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfers of Class A Ordinary Shares of our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

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

Risks Related to the Business and Operations

We may not successfully implement our strategic transition from smart parking solutions and equipment structural parts to electric vehicle charging infrastructure.

We have historically operated as a smart parking solutions and equipment structural parts provider in China, with business activities including smart cubic parking garage design, manufacturing, sales, installation and maintenance, as well as the sale of equipment structural parts. We are currently undertaking a significant strategic transition away from our historical smart parking business and toward the development and operation of charging infrastructure and operating platforms for new-energy two-wheeled vehicles and electric vehicles.

This transition involves substantial changes to our business model, operating structure, technology requirements, capital needs, customer base, regulatory exposure and competitive environment. Our historical experience in smart parking and equipment structural parts may not translate into the capabilities required to develop, operate and scale an electric vehicle charging business. The electric vehicle charging business may require us to develop new expertise in site selection, charging equipment procurement, installation, electricity supply, grid connection, fire and electrical safety, charging platform operation, user acquisition, payment systems, data management, maintenance and regulatory compliance.

If we are unable to successfully execute this transition, develop the necessary operational and technical capabilities, attract users, secure suitable locations, achieve sufficient utilization of charging infrastructure, or manage the costs and risks associated with the electric vehicle charging business, our business, financial condition and results of operations could be materially and adversely affected.

Changes in the availability, quality and cost of key raw materials and other necessary supplies or services could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to fluctuations in the prices of raw materials, transportation, and other necessary supplies or services due to factors beyond our control, such as policies, inflation, fluctuations in currency exchange rates, changes in weather, or changes in the supply and demand for such relevant raw materials, as a trade and agency entity, our margins are sensitive to volatility in global steel and specialized metal prices. Therefore, it could result in higher costs for our principal business if prices of our key raw materials increase in the future. We may not be able to offset the price increases by increasing our product prices, in which case our margins would decline, and our financial condition and results of operations could be materially and adversely affected. In addition, if we significantly increase the prices of our products, we may lose our competitive advantage. This in turn could result in a loss of sales and customers. In either case, our business, financial condition, and results of operations could be materially and adversely affected.

Our transition into electric vehicle charging infrastructure is at an early stage, and we may not generate sufficient revenue to offset the decline or disposition of our historical smart parking business.

Our electric vehicle charging business is newly commenced and has a limited operating history. We have not yet demonstrated that we can generate meaningful revenue, cash flow or profitability from the development and operation of charging infrastructure and operating platforms. Our historical financial results were primarily derived from smart parking solutions, equipment structural parts and related maintenance services, and may not be indicative of our future results as we transition into electric vehicle charging infrastructure.

As we shift away from our historical businesses, we may experience a decline in revenue from smart parking solutions, maintenance services and equipment structural parts before our electric vehicle charging business generates sufficient revenue to replace such decline. Our transition may also require substantial upfront investment in charging equipment, site development, platform development, personnel, maintenance, compliance and marketing. If our electric vehicle charging business does not develop as expected, or if it takes longer than anticipated to achieve commercial scale, our revenue, profitability, liquidity and growth prospects could be materially and adversely affected.

We may depend on third-party manufacturers, suppliers, contractors, platform vendors and service providers in our electric vehicle charging business and remaining equipment structural parts and metal products business.

As we transition away from our historical smart parking business and toward electric vehicle charging infrastructure, we may increasingly depend on third-party manufacturers, suppliers, contractors, platform vendors and service providers to support both our new charging business and our remaining equipment structural parts and metal products business. These third parties may provide charging equipment, electrical components, equipment structures, metal products, installation services, grid connection services, software development, payment processing, network connectivity, maintenance, customer support, fire safety compliance and other services necessary to our operations.

Following our transition to a more asset-light business model, we may rely heavily on third-party manufacturers and suppliers to fulfill orders and support project deployment. Any operational disruptions, financial instability, labor shortages, capacity constraints, raw material shortages, quality control failures, equipment defects, delivery delays or compliance issues at these third-party facilities could lead to project delays, increased costs, customer dissatisfaction, safety incidents, regulatory scrutiny or reputational damage.

We may not be able to promptly replace such manufacturers, suppliers, contractors or service providers on commercially reasonable terms, or at all. In addition, if third-party charging equipment, electrical components, platform systems or installation services fail to meet applicable quality, safety or performance standards, we may be required to incur additional costs to repair, replace or upgrade equipment, suspend operations at affected sites, compensate customers or site partners, or respond to regulatory inquiries or claims. Any such event could materially and adversely affect our business, financial condition and results of operations.

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

Our business is subject to risks generally associated with the electric vehicle charging industry, and we may not successfully monetize value-added services in this new business line.

As part of our strategic transition away from our historical smart parking business, we have begun to enter the electric vehicle charging industry, including the development and operation of charging infrastructure and related operating platforms for new-energy two-wheeled vehicles and electric vehicles. Our strategic focus in this business includes accelerating profit growth and identifying opportunities for value-added service monetization, including through charging services, platform-based services, user traffic, data-driven services, advertising and other commercial applications. However, our electric vehicle charging business is newly commenced, and there can be no assurance that we will be able to successfully develop, operate or monetize these services.

The success of our electric vehicle charging business will depend significantly on the development and health of the electric vehicle charging industry. We are therefore exposed to industry-related risks, including changes in electric vehicle adoption rates, user charging habits, demand for new-energy two-wheeled vehicle charging, availability of competing charging or battery-swapping solutions, charging station utilization rates, electricity prices, site availability, technological changes, equipment reliability, platform stability, customer preferences, safety requirements and government policies or regulations. Many of these factors are difficult to predict and beyond our control.

In addition, because we are transitioning from smart parking solutions and equipment structural parts to electric vehicle charging infrastructure, we may face execution risks that are more significant than those faced by companies with a longer operating history in the charging industry. We may not be able to attract sufficient users, secure suitable sites, maintain reliable charging infrastructure, price our services competitively, or generate meaningful revenue from value-added services. If utilization of our charging infrastructure or user engagement with our operating platforms is lower than expected, our ability to recover our upfront investment and generate profit from this business may be materially limited.

Our electric vehicle charging business may also be affected by general economic and market conditions, including inflation, slower economic growth, unemployment levels, interest rates, energy prices, reduced consumer confidence, reduced discretionary spending, disruptions in the property and mobility sectors, and geopolitical or other macroeconomic uncertainty. These conditions could reduce demand for electric vehicles, charging services, platform-based services or advertising and other value-added services. Any adverse developments in the electric vehicle charging industry or broader economic environment could materially and adversely affect our business, financial condition and results of operations.

We may be exposed to counterparty credit risks and long payment cycles during and after our business transition.

Our historical businesses have involved significant contract values and customer payment cycles, and our new electric vehicle charging business may involve receivables from users, commercial customers, site partners, property owners, platform participants, equipment purchasers or other counterparties. If counterparties delay payment, dispute invoices, experience liquidity issues or default on their obligations, our cash flow and working capital could be adversely affected.

We may be required to record allowances for credit losses, write off receivables, or incur additional costs to collect amounts owed to us. Payment delays or defaults may be particularly harmful during our transition period because we may need to fund upfront costs for our charging infrastructure business while revenue from historical business lines declines. Any material payment delays, defaults or disputes could materially and adversely affect our financial condition and results of operations.

We may not achieve sufficient utilization of our electric vehicle charging infrastructure.

The success of our electric vehicle charging business will depend in part on the utilization rates of our charging infrastructure. Utilization may be affected by EV adoption rates, adoption of new-energy two-wheeled vehicles, user charging habits, location quality, charging speed, charging prices, equipment reliability, payment convenience, competition, access to home or workplace charging, availability of battery-swapping services, local traffic patterns, electricity prices and user confidence in the safety and reliability of charging facilities.

If utilization of our charging infrastructure is lower than expected, we may be unable to recover our investment in charging equipment, installation, platform development, maintenance, site access, marketing and operations. Low utilization could also make it more difficult to secure additional sites, attract financing, negotiate favorable commercial arrangements or expand our platform. Any failure to achieve sufficient utilization could materially and adversely affect our business, financial condition and results of operations.

We may be unable to secure suitable sites, venue resources, electrical capacity or approvals for electric vehicle charging infrastructure.

The development and operation of electric vehicle charging infrastructure requires access to suitable locations with sufficient user demand, available parking or stopping space, electrical capacity, grid access, safety conditions and commercially acceptable terms. We may need to coordinate with property owners, parking lot operators, landlords, property managers, utility providers, local communities, government authorities and other third parties to obtain site access, electrical upgrades, grid connections, construction approvals, fire safety clearances and other permits or consents.

We may not be able to secure suitable sites on commercially reasonable terms or at all. Certain sites may require electrical upgrades, grid modifications or construction work that is costly, time-consuming or technically difficult. We may also face delays or restrictions due to landlord objections, property management rules, local government approvals, grid capacity limitations, fire safety requirements or changes in applicable laws and policies. If we are unable to secure or retain suitable sites or obtain required approvals in a timely and cost-effective manner, our ability to expand our electric vehicle charging business could be materially and adversely affected.

We may incur substantial costs before our electric vehicle charging business generates meaningful revenue or cash flow.

The electric vehicle charging business may require substantial upfront investment in charging equipment, electrical infrastructure, site preparation, installation, operating platforms, software systems, maintenance, personnel, insurance, marketing, regulatory compliance and customer support. These costs may be incurred before the relevant charging infrastructure generates meaningful utilization, revenue or cash flow.

Our costs may exceed our expectations due to inflation, equipment shortages, supply chain disruptions, labor shortages, site-specific installation challenges, electricity infrastructure requirements, changes in technical standards, regulatory requirements, maintenance needs or higher electricity costs. We may not be able to recover these costs through charging fees, platform service fees, revenue-sharing arrangements or other income. If our costs are higher than expected or revenue develops more slowly than anticipated, our liquidity, financial condition and results of operations could be materially and adversely affected.

Our electric vehicle charging operating platforms may experience outages, defects, cybersecurity incidents, payment failures or data compliance issues.

Our electric vehicle charging business is expected to involve the development and operation of charging infrastructure and related operating platforms. These platforms may include user interfaces, remote monitoring, payment processing, pricing functions, data analytics, customer accounts, maintenance management and other digital tools. Any software defect, system outage, network interruption, payment processing failure, cybersecurity incident, data loss or platform instability could disrupt charging services and negatively affect customer experience.

In addition, the operation of charging platforms may involve the collection, storage, processing and analysis of user, vehicle, payment, location, charging behavior and electricity consumption data. We may be subject to cybersecurity, data privacy, consumer protection and related regulatory requirements in the PRC and other jurisdictions in which we may operate. If we fail to protect user data, comply with applicable cybersecurity and data protection laws, or maintain reliable platform operations, we may face regulatory investigations, penalties, litigation, reputational harm and increased compliance costs.

We may be subject to fire safety, electrical safety, product liability, personal injury and property damage risks in connection with our electric vehicle charging business.

Electric vehicle charging infrastructure involves inherent electrical and fire safety risks, particularly where charging facilities are installed in residential communities, commercial properties, parking lots, garages, public areas or other high-density locations. Safety incidents may arise from equipment defects, improper installation, inadequate maintenance, electrical faults, grid instability, user misuse, battery defects, weather conditions, vandalism or third-party actions.

Any actual or alleged safety incident, even if not caused by us, could result in personal injury, property damage, regulatory investigations, lawsuits, customer claims, insurance claims, equipment recalls, site shutdowns, increased insurance premiums, loss of site partners, reputational harm or reduced customer confidence. We may also be required to incur significant costs to inspect, repair, replace or upgrade charging equipment. Any such incident could materially and adversely affect our business, financial condition and results of operations.

If the Operating Subsidiaries fail to improve our services to keep up with the rapidly changing demands, preferences, electric vehicle charging trends, or technologies in the electric vehicle charging industry, our revenue and growth could be adversely affected.

We consider the electric vehicle charging industry to be dynamic, as the Operating Subsidiaries face (i) constant changes in customers’ interests, preferences, and receptiveness over different electric vehicle charging designs, (ii) evolution of the needs of electric vehicle charging in response to shifts in their business needs and marketing strategies, and (iii) innovations in technologies developed in this industry. As a result, the Operating Subsidiaries’ success depends not only on their ability to offer creative of electric vehicle charging designs, deliver high-quality electric vehicle charging equipment, and provide efficient maintenance services, but also on their abilities to adapt to rapidly changing electric vehicle charging trends and technologies to enhance the quality of existing products and services and to develop and introduce advanced electric vehicle charging technologies and solutions to address customers’ changing demands.

Additionally, the markets for electric vehicle charging infrastructure, new-energy two-wheeled vehicle charging and charging operating platforms are highly competitive and rapidly evolving. We may compete with charging network operators, battery-swapping operators, utilities, energy companies, property management technology companies, parking operators, EV manufacturers, software platform providers and other smart city infrastructure providers. Some of our competitors may have greater financial resources, more advanced technology, stronger operating experience, better access to sites, stronger relationships with local governments or property owners, larger user bases, lower electricity procurement costs or more established brands. Competitive pressures may require us to reduce service fees, offer more favorable commercial terms to site partners, increase capital investment, subsidize users, accelerate network deployment, or incur higher marketing and technology costs. If we are unable to compete effectively, differentiate our charging infrastructure and operating platforms, maintain competitive pricing, or respond to technological and market changes, our business, financial condition and results of operations could be materially and adversely affected.

Changes in electricity prices, electricity supply, utility policies or energy regulations may adversely affect our electric vehicle charging business.

Electricity costs are expected to be a significant component of the operating costs of our electric vehicle charging business. Our ability to generate profits may depend on the difference between electricity procurement costs and the fees charged to users. Electricity prices, demand charges, grid connection costs, peak-hour pricing, utility tariffs, taxes, subsidies and local energy policies may change from time to time.

If electricity prices or grid connection costs increase, or if applicable regulations restrict the pricing, operation or profitability of charging services, we may not be able to pass these increased costs on to users without reducing demand. In addition, limited grid capacity, power outages, energy rationing, local permitting constraints or changes in utility policies may delay or limit our ability to deploy or operate charging infrastructure. Any of these factors could materially and adversely affect our margins and results of operations.

The efforts and investments in technology development may not always produce the expected results.

The Operating Subsidiaries are continually developing and seeking to develop technologies that are closely related to virtual technology that will be used in the services. As of the date of this annual report, the core research and development team consisted of a total of 3 employees. The research and development (“R&D”) team has been working on developing proprietary communication protocols for charging equipment and charging platform. However, we cannot assure you that the future efforts to develop related technologies will be successful, in which case the products may lose their competitive edge.

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

Our results of operations have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance. In addition to the other risks described herein, factors that may affect our results of operations include the following:

●	fluctuations in demand for our electric vehicle charging solutions and equipment structural parts;

●	increases in marketing, sales, and other operating expenses that we may incur to grow and expand the operations and to remain competitive;

●	the ability to successfully expand our business and penetrate key demographics;

●	the ability to maintain operating margins, cash used in operating activities, and free cash flow;

●	adverse litigation judgments, settlements, or other litigation and dispute-related costs;

●	changes in the legislative or regulatory environment, including with respect to privacy and data protection, consumer protection, and user-uploaded content, or enforcement by government regulators, including fines, orders, or consent decrees;

●	fluctuations in currency exchange rates and changes in the proportion of our revenue, bookings and expenses denominated in foreign currencies;

●	fluctuations in the market values of our portfolio investments and interest rates or impairments of any assets on our balance sheet;

●	changes in our effective tax rate;

●	changes in accounting standards, policies, guidance, interpretations, or principles; and

●	changes in domestic and global business or macroeconomic conditions.

Any of these and other factors, or the cumulative effect of some of these factors, may cause our results of operations to vary significantly. If our results of operations fall below the expectations of investors and securities analysts who follow our securities, the price of our Class A Ordinary Shares could decline substantially, and we could face costly lawsuits, including securities class action suits.

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

However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Class A Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

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

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to produce timely and accurate financial statements and may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If that were to happen, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could lead to a decline in the market price of our Class A Ordinary Shares, and we could be subject to sanctions or investigations by SEC or other regulatory authorities. We may also be required to restate our financial statements for prior periods.

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

Previously, we also used to provide customized smart parking solutions to optimize efficiency in limited parking spaces, covering smart cubic parking garage design, cubic parking equipment manufacturing, sales, installation, and maintenance. In 2024, the decelerating economic growth in China, overbuilding and overborrowing by property developers, and increased government regulations on borrowing caused challenging market conditions in the real estate and construction sectors, resulting in a contraction in real estate investment, new constructions by property developers, and construction project completion rate. Therefore, the demand for cubic parking garages in new real estate projects weakened, reducing the number of high-quality projects available for us to undertake. The Company decided to scale down the cubic parking garage business and expand the production and sales of equipment structural parts. Following a strategic realignment of our core business objectives, we have successfully transitioned into a specialized seller of equipment structural components and a comprehensive provider of electric vehicle (“EV”) charging solutions.

There is no assurance that any future plan can be successfully implemented as the successful execution could depend on several factors, including the availability of our operating funds, market demand, and regulatory changes, some of which are not within our control. Failure to successfully implement our future plans or to effectively manage costs may lead to a material adverse change in our operation or affect our ability to respond to market or industry changes, resulting in reduced financial performance. If the economic growth in China continue to decelerate and the contraction in real estate investment continues, we may not be able to expand our EV charging business, which would adversely affect our cash position and results of operations.

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

Risks Related to Our Public Offering and Ownership of Our Class A Ordinary Shares

Our CEO has control over key decision making as a result of his control of a majority of our voting shares.

Our Chief Executive Officer, Director and Chairman of the Board, Mr. Bin Lu, together with his wife, Ms. Liping Zhu, has voting rights with respect to an aggregate of 5,951,000 Class A Ordinary Shares and 16,000,000 Class B Ordinary Shares, representing 96.17% of the voting power of our issued and outstanding Ordinary Shares as of the date of this annual report. As a result, Mr. Lu has the ability to control the outcome of matters submitted to our shareholders for approval, including the election of directors and any sale of all or substantially all of our assets. In addition, Mr. Lu has the ability to control the management and affairs of our Company due to his position as our CEO and his ability to control the election of our directors. Additionally, in the event that Mr. Lu controls our Company at the time of his death, control may be transferred to a person or entity that he designates as his successor. As a board member and officer, Mr. Lu owes a fiduciary duty to our Company and must act in good faith in a manner he reasonably believes to be in the best interests of our Company. Mr. Lu must also exercise his powers for a proper purpose. As a beneficial shareholder, even a controlling beneficial shareholder, Mr. Lu is entitled to vote his shares, and shares over which he has voting control as a result of voting agreements, in his own interests, which may not always be in the interests of our shareholders generally.

As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Our directors and officers beneficially own a majority of the voting power of our issued and outstanding Ordinary Shares. Under the Rule 4350(c) of the Nasdaq Capital Market, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Nasdaq Capital Market Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our Board of Directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq Capital Market corporate governance requirements. Our status as a controlled company could cause our Class A Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Class A Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1.235 billion, if we issue more than $1 billion in non-convertible debt in a three-year period, or if the market value of our Class A Ordinary Shares held by non-affiliates exceeds $700 million before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our Class A Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our stock price may be more volatile.

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

In order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum shareholders’ equity, minimum share price and certain corporate governance requirements. We may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our Class A Ordinary Shares could be subject to delisting.

If the Nasdaq Capital Market delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Class A Ordinary Shares is a “penny stock,” which will require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price.

The public offering price for our Class A Ordinary Shares will be determined through negotiations between the underwriter and us and may vary from the market price of our Class A Ordinary Shares following our public offering. If you purchase our Class A Ordinary Shares in our public offering, you may not be able to resell those shares at or above the public offering price. Further, an inactive trading market for our Class A Ordinary Shares may also impair our ability to raise capital by selling our Class A Ordinary Shares or enter into strategic partnerships and transactions by issuing our Class A Ordinary Shares as consideration. If an active trading market for our Class A Ordinary Shares does not develop, or is not sustained, you may not be able to sell your shares quickly or at the market price, or at all, and it may be difficult for you to sell your shares without depressing the market price for our Class A Ordinary Shares. The market price of our Class A Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

We may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

In addition to the risks addressed above in “— The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price,” our Class A Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of the business. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices, given that we will have relatively small public floats. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects.

Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. Furthermore, the potential extreme volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price and our company’s financial performance and public image, negatively affect the long-term liquidity of our Class A Ordinary Shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares and understand the value thereof.

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

We currently intend to retain any future earnings to finance the operation and expansion of the business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A Ordinary Shares if the market price of our Class A Ordinary Shares increases.

There may not be an active, liquid trading market for our Class A Ordinary Shares.

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

We are a public company in the United States. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the SEC and the Nasdaq Capital Market require significantly heightened corporate governance practices for public companies. We expect that these rules and regulations will increase our legal, accounting and financial compliance costs and will make many corporate activities more time-consuming and costly. We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized U.S. public companies. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us, and the market price of our Class A Ordinary Shares could decline.

Exercise of the share options or restricted shares granted will increase the number of Class A Ordinary Shares in circulation, which may adversely affect the market price of our Class A Ordinary Shares.

On August 12, 2024, Huachen Cayman adopted the 2024 Equity Incentive Plan, or the 2024 Plan, for the purpose of granting share based compensation awards to current or prospective employees, directors, officers, advisors or consultants of the Company or its affiliates and align their interests with ours. The maximum aggregate number of Class A Ordinary Shares which may be issued pursuant to all awards under the 2024 Plan was 3,000,000 Class A Ordinary Shares.

On March 28, 2025, Huachen Cayman’s board of directors and compensation committee approved and adopted an amended and restated 2024 Equity Incentive Plan, pursuant to which the maximum aggregate number of Class A Ordinary Shares authorized for issuance under the 2024 Plan was increased from 3,000,000 to 3,172,500 Class A Ordinary Shares. As of the date of this annual report, all 3,172,500 Class A Ordinary Shares have been granted under the 2024 Plan. We may adopt other share incentive plans in the future that permits granting of share-based compensation awards to employees and directors, which will result in significant share-based compensation expenses to us.

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

Yu He Chuang Co., Ltd (“YHC HK”) was incorporated on April 1, 2025, under the laws of the under the laws of Hong Kong. YHC HK is a wholly-owned subsidiary of the Company. It is a holding company and is not actively engaging in any business.

Chuang Yu He (Shanghai) Industrial Co., Ltd. (“CYH Shanghai”) was incorporated on June 12, 2025 under the laws of the PRC. CYH Shanghai is a wholly-owned subsidiary of YHC HK and currently has no operations.

Hangzhou Zhihuichong Technology Co., Ltd. (“Hangzhou ZHC”) was incorporated on November 20, 2025 under the laws of the PRC. Hangzhou ZHC is a wholly-owned subsidiary of CYH Shanghai and its primary business consists of the development and operation of charging infrastructure and operating platforms for new-energy two-wheeled vehicles and electric vehicles.

Jiaxing Xuchen Technology Co., Ltd. (“Jiaxing XC”) was incorporated on September 9, 2025 under the laws of the PRC. Jiaxing XC is a wholly-owned subsidiary of CYH Shanghai and currently engages in the sale of equipment structures and metal products.

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

Zhejiang Hua Chen Tech, previously known as Shanghai Hua Chen Steel Structure Installation Engineering Co., was incorporated on June 14, 2005 under the laws of the PRC. Zhejiang Hua Chen Tech is a majority-owned subsidiary of Hua Chen WFOE and currently engaged in the business of structural steel components purchasing and sales.

Shanghai TD Manufacturing was incorporated on February 11, 2004 under the laws of the PRC. Shanghai TD Manufacturing is a majority-owned subsidiary of Zhejiang Hua Chen Tech and currently engaged in cubic parking equipment project bidding, purchasing, production and sales.

Zhejiang TD Parking was incorporated on November 7, 2017 under the laws of the PRC. Zhejiang TD Parking is a wholly-owned subsidiary of Shanghai TD Manufacturing and currently engaged in the cubic parking equipment production and assembling and structural steel components production.

Shanghai TD Parking was incorporated on July 27, 2012 under the laws of the PRC. Zhejiang TD Parking is a wholly-owned subsidiary of Shanghai TD Manufacturing and currently engaged in the business of parking operation management.

Shanghai Yufeng was incorporated on November 16, 2016 under the laws of the PRC. Zhejiang TD Parking is a wholly-owned subsidiary of Shanghai TD Manufacturing and currently engaged in the research and development of parking equipment supporting software.

Shanghai TP Parking was incorporated on April 1, 2015 under the laws of the PRC. Zhejiang TD Parking is a wholly-owned subsidiary of Shanghai TD Parking and currently engaged in the business of parking operation management.

Shanghai TD Installation was incorporated on March 18, 2008 under the laws of the PRC. Zhejiang TD Parking is a wholly-owned subsidiary of Shanghai TD Parking and currently engaged in cubic parking equipment installation, repair and maintenance services.

Zhejiang Xinfeng was incorporated on February 7, 2024 under the laws of the PRC. Zhejiang Xinfeng is a wholly-owned subsidiary of Zhejiang Hua Chen Tech and currently engaged in the cubic parking equipment and structural steel components sales.

On August 12, 2024, the Company effected a 1-for-800 forward split of our Ordinary Shares, cancelled certain authorized but unissued Ordinary Shares and diminished the Company’s authorized share capital. As a result, the authorized share capital of the Company upon the completion of such the forward split was $250 divided into 200,000,000 shares of a par value of $0.00000125.

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

Yu He Chuang Co., Ltd (“YHC HK”) was incorporated on April 1, 2025, under the laws of the under the laws of Hong Kong. YHC HK is a wholly-owned subsidiary of the Company. It is a holding company and is not actively engaging in any business.

On May 20, 2025, Huachen Cayman effected a share capital increase, implemented a dual-class share capital structure, and approved the repurchase and issuance of shares. As a result, the Company’s authorized share capital increased from $250 divided into 200,000,000 shares of a par value of $0.00000125 each to $500 divided into 350,000,000 Class A Ordinary Shares and 50,000,000 Class B Ordinary Shares of a par value of $0.00000125 each.

As a result of the repurchase and issuance of shares, 16,000,000 Ordinary Shares held by Huahao (BVI) Limited were redesignated to 16,000,000 Class A Ordinary Shares, and Huahao (BVI) Limited was issued 16,000,000 Class B Ordinary Shares.

Chuang Yu He (Shanghai) Industrial Co., Ltd. (“CYH Shanghai”) was incorporated on June 12, 2025 under the laws of the PRC. CYH Shanghai is a wholly-owned subsidiary of YHC HK and currently has no operations.

On June 30, 2025, Huachen Cayman entered into a non-binding cooperative agreement with Hangzhou Qianhui Electric Technology Co., Ltd (“Hangzhou Qianhui”), a company that is involved in the two-wheeled e-charging business. Under the non-binding cooperative agreement, Huachen Cayman would provide financial support to Hangzhou Qianhui, in exchange for Hangzhou Qianhui executing the business operations, encompassing the procurement and self-construction of e-charging stations, as well as managing the charging platform.

Hangzhou Zhihuichong Technology Co., Ltd. (“Hangzhou ZHC”) was incorporated on November 20, 2025 under the laws of the PRC. Hangzhou ZHC is a wholly-owned subsidiary of CYH Shanghai and its primary business consists of the development and operation of charging infrastructure and operating platforms for new-energy two-wheeled vehicles and electric vehicles.

Jiaxing Xuchen Technology Co., Ltd. (“Jiaxing XC”) was incorporated on September 9, 2025 under the laws of the PRC. Jiaxing XC is a wholly-owned subsidiary of CYH Shanghai and currently engages in the sale of equipment structures and metal products.

On December 8, 2025, Huachen Cayman effected a share capital increase, as well as authorized the Board of Huachen Cayman to approve a share combination of the Class A Ordinary Shares and Class B Ordinary Shares, at a ratio of not less than 1-for-2 and not more than 1-for-250, with the final ratio to be determined by the Board of Huachen Cayman in its sole discretion at any time after approval by the shareholders, and implementation of the share combination occurring at the Board’s discretion any time prior to one year from December 8, 2025. As a result, the Company’s authorized share capital increased from US$500 divided into 350,000,000 Class A Ordinary Shares of par value of US$0.00000125 each and 50,000,000 Class B Ordinary Shares of par value of US$0.00000125 each to US$78,125 divided into 50,000,000,000 Class A Ordinary Shares of par value of US$0.00000125 each and 12,500,000,000 Class B Ordinary Shares of par value of US$0.00000125 each, by the creation of 49,650,000,000 new Class A Ordinary Shares and 12,450,000,000 Class B Ordinary Shares.

On December 22, 2025, the Company and Huachen HK a company formed under the laws of Hong Kong and a subsidiary of the Company (the “Target”) entered into a share purchase agreement (the “Agreement”) with a buyer (the “Buyer”). Pursuant to the Agreement, the Company agreed to sell and the Buyer agreed to purchase all the issued and outstanding shares of the Target at a purchase price of $50,000, which sale includes the sale of the Target’s subsidiaries, including Huachen AI Technology (Zhejiang) Co., Ltd., Zhejiang Huachen Technology Co., Ltd., Shanghai Tiandidaochuan Parking Equipment Manufacturing Co., Ltd., Zhejiang Tiandidaochuan Parking Equipment Co., Ltd., Shanghai Tiandiricheng Parking Lots Management Co., Ltd., Shanghai Yufeng Information Technology Co., Ltd., Shanghai Tiandi Puji Parking Management Co., Ltd. Shanghai Tiandidaochuan Parking Equipment Installation Co., Ltd., and Zhejiang Xinfeng Trade Co., Ltd.

On March 24, 2026, the Board of Directors of the Company approved a reverse split of all of the Company’s authorized and issued Class A Ordinary Shares and Class B Ordinary Shares at a ratio of one-for-thirty (1-for-30), reducing the number of outstanding Class A Ordinary Shares of the Company from approximately 18,897,500 shares to approximately 629,942 shares and the number of outstanding Class B Ordinary Shares of the Company from approximately 16,000,000 shares to approximately 533,334 shares. As a result of the reverse split, which became effective on April 13, 2026, the par value of the Class A Ordinary Shares and Class B Ordinary Shares was be increased to $0.0000375 per share and the number of authorized ordinary shares was reduced to 2,083,333,334 Ordinary Shares, comprising of 1,666,666,667 Class A Ordinary Shares and 416,666,667 Class B Ordinary Shares.

Corporate Information

Our principal executive office is located at Room 201, 2nd Floor, No. 6395 Hutai Road, Baoshan District, Shanghai, China. The telephone number of our principal executive offices is +852 9579 1074. We maintain a corporate website at Osiris International Cayman Limited. Our registered office in Cayman Islands is at Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands. We maintain a corporate website at www.hctdparking.com. Our registered agent in the United States is Cogency Global Inc., located at 122 E 42nd Street 18th Floor, New York, NY 10168.

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

Our auditor, Audit Alliance LLP, headquartered in Singapore, is an independent registered public accounting firm that issues the audit report included in annual report. As an auditor of publicly traded companies in the United States and a firm registered with the PCAOB, Audit Alliance LLP is subject to U.S. laws under which the PCAOB conducts regular inspections to assess compliance with applicable professional standards with the last inspection on September 27, 2024. Therefore, we believe that, as of the date of this annual report, our auditor is not subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021.

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

However, there remains some uncertainty as to how the M&A Rule will be interpreted or implemented in the context of an overseas offering and the opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rule. We cannot assure you that relevant PRC government agencies, would reach the same conclusion as our PRC counsel, Shanghai Xiading Law Firm, does, and hence we may face regulatory actions or other sanctions from the PRC regulatory agencies. These regulatory agencies may impose fines and penalties on the operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our future offerings into China, restrict or prohibit the payments or remittance of dividends by our PRC subsidiaries or take other actions that could have a material adverse effect on the business, financial condition, results of operations, reputation and prospects, as well as the trading price of the shares. It is uncertain when and whether the Company will be required to obtain permission from the China regulatory authority to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded.

The China regulatory authority may legally restricted or influence the operations at any time, which could result in a material change in the operations. Recently, the China regulatory authority initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As confirmed by our PRC counsel, Shanghai Xiading Law Firm, we currently are not subject to cybersecurity review with the CAC, to conduct business operations in China, given that: (i) the Operating Subsidiaries do not possess a large amount of personal information in the business operations; and (ii) data processed in the business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. In addition, as confirmed by our PRC counsel, Shanghai Xiading Law Firm, we are not subject to merger control review by China’s anti-monopoly enforcement agency due to the level of our revenues which were provided by us and audited by our auditor Audit Alliance LLP, and the fact that we currently do not expect to propose or implement any acquisition of control of, or decisive influence over, any company with revenues within China of more than RMB 400 million. See “Risk Factors — Risks Related to Doing Business in China — Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be implemented quickly with little advance notice. Therefore, our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.”

4.B. Business Overview

Mission

The Operating Subsidiaries are committed to developing comprehensive electric vehicle charging solutions and providing equipment structural parts by leveraging the expertise of machinery, electricity, and instrumentation and understanding of various industries such as transportation, property management, and urban planning.

Overview

We are a comprehensive electric vehicle charging solutions and equipment structural parts provider and conduct all our operations through our Operating Subsidiaries in China.

Previously, we also used to provide customized smart parking solutions to optimize efficiency in limited parking spaces, covering smart cubic parking garage design, cubic parking equipment manufacturing, sales, installation, and maintenance. To cater the customers’ different parking needs, we manufacture and offer various cubic parking garage products by employing various working principles, such as lifting and shifting, convenient lifting, vertical circulation, vertical lifting, plane moving, alley stacking, multi-layer cycle, horizontal cycle, and car lift. Moreover, the Operating Subsidiaries offer design, repair, and maintenance services to ensure the continued functionality of our parking solutions. Customers for comprehensive parking solutions are government departments, hospitals, property management companies, real estate companies, institutions, residential communities, and other businesses with parking lots or garages. With the production qualification and market presence, the Operating Subsidiaries’ smart parking system addresses parking challenges in urban areas in China experiencing rapid development.

Growth in the smart parking sector has slowed as a result of the downturn in China’s real estate market. As part of its strategic realignment, the Company continues to focus on its equipment structural parts business, which is conducted through Jiaxing XC, and, in the second half of 2025, commenced its electric vehicle charging business, including the development and operation of charging infrastructure and operating platforms for new-energy two-wheeled vehicles and electric vehicles, which is conducted through Hangzhou ZHC.

The Operating Subsidiaries offer equipment structural parts, including (i) Prefabricated Steel Plate Structures for Modular Construction , (ii) Retaining Pile Structures for Foundation Pits. Customers of equipment structural parts, including are industrial manufacturing companies, such as producers of mining haulers, industrial conveyors, railroad tracks, and other products.

Growth Strategies

Accelerate Asset-Light Transformation and Supply Chain Integration

We are committed to completing our strategic pivot toward an asset-light operational model within the steel structure segment. By decoupling our high-value engineering expertise from capital-intensive manufacturing, we intend to focus on technical design, quality assurance, and trade agency services:

Implementation: We will leverage our 20-year database of proprietary designs for prefabricated modular structures and foundation pit shoring systems to provide high-margin consultancy.

Competitive Edge: This shift allows us to dynamically scale production through a certified network of third-party OEMs, significantly reducing fixed-asset depreciation and enabling us to respond more rapidly to fluctuations in global construction demand.

Aggressive Expansion of Destination Charging Infrastructure

Our primary growth engine in the EV sector is the rapid deployment of hardware solutions tailored for destination charging scenarios, such as residential complexes, commercial office hubs, and public parking facilities.

Implementation: We plan to intensify our investment in the construction and sales of dual-mode charging piles (supporting both two-wheel and four-wheel vehicles). By forming long-term strategic alliances with real estate developers and property management firms, we aim to secure “first-mover” status in high-density urban locations.

Financial Goal: This expansion is designed to build a vast, captive user base that provides stable recurring cash flow through charging fees and serves as the entry point for our digital platform.

Maximizing Digital Monetization via R&D and Platform Innovation

We intend to transition our EV segment from a hardware-centric business to a data-driven service provider. Our R&D efforts are focused on the continuous iteration of our proprietary charging management platform.

Implementation: Our team of MCU and full-stack engineers is developing advanced communication protocols to improve grid-to-vehicle efficiency and user interaction. We are building sophisticated data analytics tools to understand user behavior, which will enable the rollout of value-added services such as targeted digital advertising, premium membership programs, and energy-saving consulting.

Strategic Shift: This strategy is aimed at diversifying our revenue streams and significantly expanding our gross margins beyond traditional hardware sales.

Products and Services

Overview

The Operating Subsidiaries entered the smart parking industry in 1990s, with a focus on the research and development, production, sales, and operation of cubic parking equipment. The Operating Subsidiaries specialize in the integration of machinery, electricity, and instrumentation to provide comprehensive parking solutions. Recently, we have strategically transitioned this segment toward an asset-light model, focusing on trade and agency of equipment structural parts. In parallel, we have expanded into the EV charging sector, providing an integrated ecosystem that combines high-performance hardware for destination charging with a sophisticated, data-driven management platform. This dual-segment approach allows us to bridge traditional infrastructure expertise with the growing demand for green energy technology.

Products

Equipment Structural Parts

1. Prefabricated Steel Plate Structures

The Operating Subsidiaries purchase the prefabricated steel plate structures from suppliers, and they sell these directly to the customers. Advanced modular structural components designed for rapid onsite assembly in industrial and commercial building projects.

Prefabricated Steel Plate Structures

2. Foundation Pit Shoring Pile Structures

The Operating Subsidiaries purchase the foundation pit shoring pile structures from suppliers, and they sell these directly to the customers. High-strength structural support systems, including specialized piling solutions, used for earth retention and safety in deep excavation and underground engineering.

Foundation Pit Shoring Pile Structures

3. Equipment & Machinery Structures:

The Operating Subsidiaries purchase the equipment and machinery structures from suppliers, and they sell these directly to the customers. Customized structural frameworks for heavy industrial equipment and construction machinery, manufactured to rigorous engineering specifications.

Equipment & Machinery Structures

4. Specialized Metal Materials

The Operating Subsidiaries purchase the specialized metal materials from suppliers, and they sell these directly to the customers. Procurement and supply of high-performance and exotic metal materials for specific industrial use cases.

For the fiscal year ended December 31, 2025, the revenue from continuing operations breakdown for our equipment structural parts is detailed in the table below. The percentages represent the proportion of total revenue derived from each category of our equipment structural parts.

Products	Revenue Ratio (%)
Prefabricated Steel Plate Structures	44
Foundation Pit Shoring Pile Structures	26
Others	17
Machinery Structures	13

For the fiscal year ended December 31, 2025, 44% of the revenue of equipment structural parts was generated from Prefabricated Steel Plate Structures, 26% was generated from Foundation Pit Shoring Pile Structures, 17% was generated from others, and 13% was generated from Machinery Structures.

Revenues for the first half of 2025, as well as for the fiscal years 2024 and 2023, were derived entirely from discontinued operations. Accordingly, detailed comparative data for these periods are not presented herein.

Electric Vehicle Charging

Services

Platform Operations

We operate a proprietary cloud-based management platform that provides real-time monitoring, remote diagnostics, and automated billing for charging station owners and operators.

 Value-Added Digital Services

We provide data-driven monetization solutions, including user-traffic analytics and platform-integrated marketing services, aimed at enhancing the profitability and user engagement of our charging network.

The aforementioned service offerings are currently in the research and development stage. We anticipate that these services will begin to generate revenue in the second half of fiscal year 2026.

Research and Development

Our research and development (“R&D”) activities are fundamental to our strategic transition into a technology-driven energy solutions provider. We are committed to developing a vertically integrated ecosystem that harmonizes high-performance charging hardware with a scalable, data-intelligent software architecture.

Core R&D Focus Areas

Proprietary Communication Protocols: We are dedicated to the design and optimization of advanced communication protocols for our charging equipment. These protocols are engineered to ensure seamless interoperability between our hardware and management platforms, enabling high-speed data transmission, remote diagnostics, and real-time power distribution management.

Advanced Charging Platform Development: Our R&D team is focused on building a robust, cloud-native charging management platform. This platform is designed to handle high-concurrency transactions and provide a secure, user-centric interface for both two-wheel and four-wheel vehicle owners.

Technical Talent and Expertise

Microcontroller (MCU) Engineers: These specialists focus on the firmware and embedded systems of our hardware, ensuring the stability, safety, and efficiency of our charging piles at the edge layer.

Software Engineering (Front-end and Back-end): Our full-stack software team is responsible for the architecture of our management platform. Back-end engineers focus on data processing, API integration, and security, while front-end engineers prioritize enhancing the user interface (“UI”) and user experience (“UX”) to drive platform engagement.

Future R&D Roadmap: Value-Added Service Monetization

Looking forward, our R&D strategy is shifting toward the enhancement of value-added service (“VAS”) monetization capacities. We believe that the long-term value of our EV segment lies in the digital interaction with our charging user base. Current and future development initiatives include:

Data Analytics for Monetization: Developing proprietary algorithms to analyze user charging patterns and behavior, enabling us to offer targeted digital services and localized marketing solutions.

Integrated Ecosystem Services: Researching the integration of additional digital functions, such as smart energy management and premium membership features, designed to diversify our revenue streams beyond traditional charging fees.

Suppliers

We procure equipment structures, construction machinery structures, and specialty metal materials from suppliers and sell them directly to our customers. The Operating Subsidiaries purchase these products from China.

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

Below are the major supplier of continuing operations for the fiscal years ended December 31, 2025.

Number	Supplier Name	% of total purchases for the year ended December 31, 2025
1	Supplier 1	92.12%

Purchases for the first half of fiscal year 2025, fiscal year 2024, and fiscal year 2023 are classified as discontinued operations; therefore, detailed disclosure and presentation of such data are not provided herein.

Customers

The Operating Subsidiaries have established stable business ties with priority customers in the industry and have maintained partnership with most of the customers for over 3 years. The Operating Subsidiaries adopts a business to business model. Our customers of equipment structural parts are industrial manufacturing companies, such as producers of mining haulers, industrial conveyors, railroad tracks, and other products.

The close ties with the following priority customers show our technology, service reputation, and product quality strengths.

We consider major customers in each period to be those customers that accounted for more than 10% of revenue in such period.

Below are the major customer of continuing operations for the fiscal years ended December 31, 2025.

Number	Customer Name	% of total revenue for the year ended December 31, 2025
1	Customer 1	87.30%
2	Customer 2	12.70
	Total	100.00%

Sales for the first half of fiscal year 2025, fiscal year 2024, and fiscal year 2023 are classified as discontinued operations; therefore, detailed disclosure and presentation of such data are not provided herein.

Sales and Marketing

Sales Channels

Customer referrals. The Operating Subsidiaries highly values word-of-mouth communication and referrals from the customers. Customers who are satisfied with the products or services often recommend the products and services to others. The Operating Subsidiaries strive to provide quality products and excellent customer service to earn customers’ trust and word-of-mouth referrals.

Agent program Channel. To navigate new regions and markets, the Operating Subsidiaries sometimes partner with reliable local agents to help build relationship with potential clients and to expand the market coverage and sales network. The Operating Subsidiaries collaborate closely with these agents, jointly developing sales strategies in such new markets. Once a client is secured, the Operating Subsidiaries contract directly with the clients, ensuring a seamless transition from initial contact to ongoing service. For each of the fiscal years ended December 31, 2025, 2024 and 2023, revenue generated through such agents accounted for less than 2% of our total revenue.

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

Direct Sales. For the equipment structural parts business, the Operating Subsidiaries adopt a direct sales model. The Operating Subsidiaries directly engage with customers to sign purchase and sales contracts, clearly outlining the product’s technical requirements, delivery deadlines, transportation methods, and payment terms. Shipment, inspection, and payment collection are organized according to the contract. Customers of equipment structural parts have long-term relationships with our Operating Subsidiaries. These relationships are built on years of collaboration. Some customers also conduct periodic evaluations of our subsidiary to ensure ongoing quality and performance.

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

Marketing Approach

The marketing approach is direct sales, where the Operating Subsidiaries establishes business partnerships and contracts directly with the clients. The Operating Subsidiaries have a dedicated sales department responsible for market expansion and product sales. The domestic operations focus on the East China region while extending our reach to provinces and cities nationwide. The primary clients are enterprises, institutions, and residential communities, which include real estate developers, property management companies, hospitals, schools, and other enterprises and institutions. The projects primarily involve new real estate developments.

Marketing Plan

The Operating Subsidiaries plan to solidify their presence in the East China market while strategically expanding operations in Central China and across the nation. The East China division focuses on local market penetration and specialized service optimization, enhancing cost-efficiency and business model innovation. The Central China division prioritizes collaborative business development, agent network cultivation, and the promotion of smart solution portfolios. The Southwest division aims to strengthen brand influence and market reach by promoting mid-to-low-end product lines. The Dalian division is dedicated to regional market expansion and cross-district application of technology-driven products. The Northwest division focuses on high-end project delivery and premium product categories. Meanwhile, the South China division serves as a strategic hub, leveraging a comprehensive industry chain to support growth in adjacent regional markets. The Operating Subsidiaries will continuously refine their marketing strategies in response to shifting market demands to ensure long-term sustainable development.

Quality Control

We believe that maintaining high standards of quality is critical to our reputation and business sustainability. As a specialized distributor of equipment structures, construction machinery components, and specialty metal materials, we have implemented a rigorous quality control (“QC”) system that spans the entire procurement and delivery cycle.

Our QC procedures primarily include:

Stringent Supplier Selection: We only source from reputable manufacturers who meet our internal evaluation criteria and possess necessary industry certifications (such as ISO standards). We conduct periodic on-site audits to assess their manufacturing capabilities, technical expertise, and quality management systems.

Technical Specification Review: For complex equipment and machinery structures, our technical team works closely with both customers and suppliers to ensure that all products meet the precise engineering specifications and material requirements requested by our clients.

Inspection and Testing: We employ a multi-layered inspection process. In addition to the mill test certificates provided by suppliers, we frequently engage qualified third-party inspection agencies to conduct independent testing on physical properties and chemical compositions of specialty metal materials before shipment.

Logistics and Storage Oversight: To maintain product integrity, we supervise the handling and transportation processes to prevent any structural damage or material degradation during transit.

By integrating these QC measures, we ensure that the products delivered to our customers comply with applicable industry standards and safety regulations, thereby mitigating operational risks and enhancing customer trust..

The Operating Subsidiaries also provide after-sales services once the products are delivered. As of the date of this annual report, the Operating Subsidiaries have not experienced any significant product returns, accidents, or product-related complaints, investigations, or litigations.

4.D. Property, Plant and Equipment

As of the date of this annual report, we do not own any real property or significant plant and equipment. We operate as a light-asset company and primarily lease our office spaces from third parties. We believe our existing leased properties are adequate for our current business operations.

As of the date of this annual report, Jiaxing XC leased the following property in China:

Location	Term	Use of property	Rent	Termination

Room 201, 2nd Floor, No. 6395 Hutai Road, Baoshan District, Shanghai, China.	August 1, 2025 to September 30, 2027	Office use	RMB 14,770.64 per month	Non-breaching party may terminate this agreement with prior notice to the other party. Jiaxing XC may renew the lease with six-month’s written notice prior to the end of the lease upon agreement on prices and other terms by both parties.

The leased property in Shanghai function as our office center, accommodating the Operating Subsidiaries’ sales, administration, and finance operations.

Intellectual Property

As of the date of this annual report, the Operating Subsidiaries have no intellectual property rights.

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

We are an equipment structural parts provider and conduct all our operations through our Operating Subsidiaries in China. The Operating Subsidiaries offer equipment structural parts, including (i) product structural parts, (ii) garage structural parts, (iii) materials such as customized steel and load-bearing steel plates for cubic parking equipment, and (iv) railroad accessories. Customers of equipment structural parts, including are industrial manufacturing companies, such as producers of mining haulers, industrial conveyors, railroad tracks, and other products.

The Company entered into an agreement to sell its Hong Kong subsidiary, Hua Chen Intelligent Technology Co., Limited, and its eight PRC subsidiaries to an unrelated buyer for $50,000. The disposal aligns with the Company’s strategic exit from the smart parking business amid slowing growth in China’s real estate market. The Company will focus on its equipment structural parts business (Jiaxing XC) and electric vehicle charging operations (Hangzhou ZHC), launched in the second half of 2025.

For the years ended December 31, 2025, 2024 and 2023, our revenues from continuing operations were approximately $6.58 million, nil, and nil, respectively. For the years ended December 31, 2025, 2024 and 2023, our revenues from discontinued operations were approximately $8.32 million, $40.94 million, and $34.28 million. For the years ended December 31, 2025, 2024 and 2023, we had net loss of approximately $41.92 million, net income of approximately $1.51 million, and net income of approximately $2.02 million, respectively.

Reorganization

For the purpose of our initial public offering and listing on the Nasdaq Capital Market, a reorganization of our legal structure was completed. The reorganization involved the incorporation of the Company’s wholly-owned subsidiary - Hua Chen Intelligent Technology Co. Limited (“Huachen HK”) and Huachen HK’s wholly-owned subsidiary - Huachen AI Technology (Zhejiang) Co., Ltd. (“Hua Chen WFOE”). Zhejiang Huachen Technology Co., Ltd. (“Zhejiang Hua Chen Tech”) is owned by Hua Chen WFOE. Zhejiang Hua Chen Tech and its subsidiaries specialized in the design, manufacture, sales, installation and maintenance of smart cubic parking equipment in China.

Disposal of Subsidiaries

From April to November 2025, Huachen Cayman formed the following direct and indirect subsidiaries:

●	Yu He Chuang Co., Ltd (“YHC HK”) was incorporated on April 1, 2025, under the laws of the under the laws of Hong Kong. YHC HK is a wholly-owned subsidiary of the Company. It is a holding company and is not actively engaging in any business.

●	Chuang Yu He (Shanghai) Industrial Co., Ltd. (“CYH Shanghai”) was incorporated on June 12, 2025 under the laws of the PRC. CYH Shanghai is a wholly-owned subsidiary of YHC HK and currently has no operations.

●	Hangzhou Zhihuichong Technology Co., Ltd. (“Hangzhou ZHC”) was incorporated on November 20, 2025 under the laws of the PRC. Hangzhou ZHC is a wholly-owned subsidiary of CYH Shanghai and its primary business consists of the development and operation of charging infrastructure and operating platforms for new-energy two-wheeled vehicles and electric vehicles.

●	Jiaxing Xuchen Technology Co., Ltd. (“Jiaxing XC”) was incorporated on September 9, 2025 under the laws of the PRC. Jiaxing XC is a wholly-owned subsidiary of CYH Shanghai and currently engages in the sale of equipment structures and metal products.

On December 22, 2025, Huachen Cayman and Hua Chen Intelligent Technology Co., Limited, a company formed under the laws of Hong Kong and a subsidiary of the Company (the “Target”) entered into a share purchase agreement (the “Agreement”) with a buyer (the “Buyer”). Pursuant to the Agreement, the Company agreed to sell and the Buyer agreed to purchase all the issued and outstanding shares of the Target at a purchase price of $50,000, which sale includes the sale of the Target’s subsidiaries, including Huachen AI Technology (Zhejiang) Co., Ltd., Zhejiang Huachen Technology Co., Ltd., Shanghai Tiandidaochuan Parking Equipment Manufacturing Co., Ltd., Zhejiang Tiandidaochuan Parking Equipment Co., Ltd., Shanghai Tiandiricheng Parking Lots Management Co., Ltd., Shanghai Yufeng Information Technology Co., Ltd., Shanghai Tiandi Puji Parking Management Co., Ltd. Shanghai Tiandidaochuan Parking Equipment Installation Co., Ltd., and Zhejiang Xinfeng Trade Co., Ltd.

Upon the completion of such disposition, the Company’s corporate structure is as follows:

Key Factors that Affect Operating Results

The growth and future success of the business depends on many factors. While each of these factors presents significant opportunities for the business, they also present challenges. We must meet these challenges to sustain our growth and improve our operating results.

Success of strategic transformation to an asset-light model

Our future profitability and operational efficiency are heavily dependent on the successful execution of our transition from traditional manufacturing to an asset-light trade and agency model within the equipment structural parts segment. While this shift is intended to reduce capital expenditures and depreciation costs, our margins will increasingly depend on our ability to manage a network of third-party manufacturers and maintain favorable terms in our agency agreements. Any inability to maintain quality control or supply chain stability during this transition could materially impact our results.

Market adoption and scaling of EV charging infrastructure

As we pivot toward the EV charging sector, our revenue growth is driven by the pace at which we can deploy hardware in high-traffic destination charging locations. This depends on our success in securing partnerships with property managers and commercial developers. Factors such as the overall adoption rate of electric vehicles, changes in government subsidies for green infrastructure, and the competitive landscape for charging pile installations will significantly influence our top-line growth and market share.

Ability to monetize value-added services via our digital platform

A critical factor for our long-term margin expansion is our ability to transition from hardware-based sales to data-driven monetization. Our operating results will be affected by the progress of our R&D initiatives—specifically the development of proprietary communication protocols and the rollout of value-added services (such as digital marketing and premium memberships). Our success depends on our ability to convert charging user traffic into recurring revenue streams, which is subject to user engagement levels and evolving data privacy regulations.

 Timing of R&D milestones and commercialization

As our current charging service offerings are in the research and development stage, the timing of their commercial launch—currently anticipated for the second half of 2026—will be a primary driver of our future financial performance. Delays in technical milestones, challenges in recruiting specialized MCU and software engineers, or higher-than-anticipated R&D expenditures could postpone revenue generation and affect our liquidity and short-term profitability.

Accounting for discontinued operations and structural realignment

Our historical financial results for the 2023 and 2024 fiscal years, as well as the first half of 2025, primarily reflect discontinued operations. Consequently, our future financial statements may not be directly comparable to our historical data. Our ability to manage the wind-down costs of legacy operations while simultaneously funding the growth of our new business segments will be a significant factor in our near-term financial stability.

Results of operations

For the fiscal years ended December 31, 2025 and 2024

		Change
	2025	2024	Amount	%
	(US$)	(US$)	(US$)
Revenue	6,575,095	-	6,575,095	-%
Cost of revenue	6,166,197	-	6,166,197	-%
Gross profit	408,898	-	408,898	-%

Operating expenses
General and administrative expenses	21,628,718	78,136	21,550,582	27,581%
Total operating cost and expenses	21,628,718	78,136	21,550,582	27,581%

Loss from operations	(21,219,820)	(78,136)	(21,141,684)	27,058%

Other (expenses) income
Interest income	196	21	175	833%
Other expenses, net	(1,464)	-	(1,464)	-
Loss on disposal of subsidiaries	(22,119,583)	-	(22,119,583)	-%
Total other (expenses) income, net	(22,120,851)	21	(22,120,872)	1,053,375%
Loss before income taxes	(43,340,671)	(78,115)	(43,262,556)	55,383%
Income taxes expense	2,844	-	2,844	-%
Loss from continuing operations	(43,343,515)	(78,115)	(43,265,400)	55,387%
Income from discontinued operation (net of tax)	1,425,125	1,589,509	(164,384)	(10)%
Net (loss) income	(41,918,370)	1,511,394	(43,429,784)	(2,873)%
Net income attributable to the noncontrolling interest	(582)	15,880	(16,462)	(104)%
Net (loss) income attributable to common shareholders	(41,917,808)	1,495,514	(43,413,322)	(2,903)%

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation income (loss)	4,972,897	(393,841)	5,366,738	(1,363)%
Total comprehensive (loss) income	(36,945,493)	1,117,553	(38,063,046)	(3,406)%

For the fiscal years ended December 31, 2024 and 2023

Operating expenses
General and administrative expenses	78,136	-	78,136	-%
Total operating cost and expenses	78,136	-	78,136	-%

Loss from operations	(78,136)	-	(78,136)	-%
Interest income	21	-	21	-%

Loss before income taxes	(78,115)	-	-	-%
Income taxes expense	-	-	-	-%
Loss from continuing operations	(78,115)	-	(78,115)	-%
Income from discontinued operation (net of tax)	1,589,509	2,016,100	(426,591)	(21)%
Net income	1,511,394	2,016,100	(504,706)	(25)%
Net income attributable to the noncontrolling interest	15,880	195,140	(179,260)	(92)%
Net (loss) income attributable to common shareholders	1,495,514	1,820,960	1,820,960	(18)%

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation loss	(393,841)	(1,770,360)	1,376,519	(78)%
Total comprehensive income	1,117,553	245,740	871,813	355%

Revenue

The following table presents a breakdown of our revenue for fiscal years 2025 and 2024.

	For the Years Ended December 31,
	2025	%	2024	%	Change	%
Equipment structural parts	$8,445,429	57%	$36,456,054	89%	$(28,010,625)	(77)%
Cubic parking garage	6,297,030	42%	4,040,079	10%	2,256,951	56%
Maintenance services	149,079	1%	429,572	1%	(280,493)	(65)%
Others	3,515	-	19,065	-	(15,550)	(82)%
Total revenue	$14,895,053	100%	$40,944,770	100%	$(26,049,717)	(64)%

The following table presents a breakdown of our revenue for fiscal years 2024 and 2023.

	For the Years Ended December 31,
	2024	%	2023	%	Change	%
Equipment structural parts	$36,456,054	89%	$25,526,870	74%	$10,929,184	43%
Cubic parking garage	4,040,079	10%	8,012,037	23%	(3,971,958)	(50)%
Maintenance services	429,572	1%	584,696	2%	(155,124)	(27)%
Others	19,065	-	155,419	1%	(136,354)	(88)%
Total revenue	$40,944,770	100%	$34,279,022	100%	$6,665,748	19%

On December 22, 2025, Huachen Cayman divested Hua Chen Intelligent Technology Co., Limited and its subsidiaries and incorporated new subsidiaries dedicated to the equipment structural parts business, while also planning to expand into the electric vehicle charging business.

Total revenue for the year ended December 31, 2025, was approximately $14.9 million, representing a decrease of $26.0 million, or 64%, from $40.9 million for the year ended December 31, 2024. The decrease was primarily due to the fact that the Company’s parent entity, acting as a holding company, generated no revenue during fiscal year 2025, 2024, and 2023. Instead, the majority of the Company’s revenue was derived from the disposed subsidiaries and newly incorporated subsidiaries in 2025.

In FY2025, $6,575,095 of the revenue from the equipment structural parts, was derived from continuing operations Jiaxing XC, while $8,319,958 of the revenue was generated by the mainland China subsidiaries under Hua Chen Intelligent Technology Co., Limited, a disposed subsidiary. As the Company’s revenues for the years ended December 31, 2024 and 2023, $40,944,770 and $34,279,022, were also primarily generated by the disposed subsidiaries. Revenue from the disposed subsidiaries has been reclassified to net profit from discontinued operations.

Cost of Revenue

The following table presents a breakdown of our cost of revenue for fiscal years 2025 and 2024.

	For the Years Ended December 31,
	2025	%	2024	%	Change	%
Equipment structural parts	$7,615,306	65%	$32,852,658	93%	$(25,237,352)	(77)%
Cubic parking garage	3,970,263	34%	2,110,701	6%	1,859,562	88%
Maintenance services	186,762	1%	262,943	1%	(76,181)	(29)%
Total cost of revenue	$11,772,331	100%	$35,226,302	100%	$(23,453,971)	(67)%

The following table presents a breakdown of our cost of revenue for fiscal years 2024 and 2023.

	For the Years Ended December 31,
	2024	%	2023	%	Change	%
Equipment structural parts	$32,852,658	93%	$23,710,016	84%	$9,142,642	39%
Cubic parking garage	2,110,701	6%	3,924,354	14%	(1,813,653)	(46)%
Maintenance services	262,943	1%	438,378	2%	(175,435)	(40)%
Total cost of revenue	$35,226,302	100%	$28,072,748	100%	$7,153,554	25%

Costs of revenue from equipment structural parts primarily consist of steel materials cost, manufacturing expenses incurred in the production of structural parts, and other business and sales related taxes.

For the year ended December 31, 2025, the cost of revenue was $11.8 million, reflecting a decrease of $23.45 million, or 67%, from $35.23 million for the year ended December 31, 2024. The decrease was primarily due to the fact that the costs of revenue for the fiscal year 2025 were mainly generated by operations of the disposed subsidiaries, which have been reclassified to net profit from discontinued operations. For fiscal year 2024 and 2023, the Company’s cost of revenue, $35,226,302 and $28,072,748 were primarily derived from the disposed subsidiaries. In FY2025, $6,166,197 of the cost of revenue from the equipment structural parts, was derived from continuing operations Jiaxing XC, while $5,606,134 of the cost of revenue was generated by the disposed subsidiaries.

Gross Profit

For the years ended December 31, 2025, gross profit from continuing operations was $0.41 million and gross profit from discontinued operations was $2.7 million.

As the Company disposed of subsidiary Hua Chen Intelligent Technology Co., Limited, whose revenues for the years ended December 31, 2024 and 2023 were primarily generated by its mainland China subsidiaries, and such revenues have been reclassified to discontinued operations, there are no comparable data available for gross profit analysis.

Operating Expenses

The following table presents a breakdown of operating expenses for fiscal years 2025 and 2024:

	For the Years Ended December 31,
	2025	%	2024	%	Change	%
General and administrative expenses	$21,628,718	100%	$78,136	100%	$21,550,582	27,581%
Total operating expenses	$21,628,718	100%	$78,136	100%	$21,550,582	27,581%

The following table presents a breakdown of operating expenses for fiscal years 2024 and 2023:

	For the Years Ended December 31,
	2024	%	2023	%	Change	%
General and administrative expenses	$78,136	100%	$-	100%	$78,136	-%
Total operating expenses	$78,136	100%	$-	100%	$78,136	-%

Operating expenses primarily comprised of general and administrative expenses. Total operating expenses were $21.6 million for fiscal year 2025, a significant increase of $21.6 million, or 27,581%, from $78,136 in the same period of the prior year. The increase in expenses was primarily due to (i) the fact that the general and administrative expenses for the fiscal year 2024 were mainly generated by operations of the disposed subsidiaries, totaling $2.8 million, which have been reclassified to net profit from discontinued operations, and (ii) share-based compensation expenses incurred in fiscal year 2025.

In fiscal year 2025, the $21.6 million in general and administrative expenses was primarily comprised of non-cash expense of $20.9 million related to the issuance of common shares during fiscal year 2025 under the Company’s employee equity incentive plan to reward exceptional employees who had made significant contributions to the Company.

Other (expenses) income

Other (expenses) income, is used to record our non-operating income and expenses, interest income, and loss on disposal of subsidiaries.

For fiscal year 2025, the Company had total other expenses, net, of $22.1 million, representing an increase of $22.1 million or 1,053,375%, compared to other income, net of $21 for fiscal year 2024. The increase was mainly due to a disposal loss of $22.1 million recognized upon the disposal of Hua Chen Intelligent Technology Co., Limited and its subsidiaries for cash consideration of $50,000 on December 22, 2025. The consolidated net assets of Hua Chen Intelligent Technology Co., Limited and its subsidiaries were $22.2 million as of the disposal date, and the related accounts receivable from Hua Chen Intelligent Technology Co., Limited and its subsidiaries, which were deemed uncollectible, were also included in the disposal loss.

Income tax expenses

For fiscal year 2025, income tax expense was $2,844, the income tax expense mainly relates to income tax recognized on the net income generated by Jiaxing XC, a subsidiary newly consolidated in December 2025, from its operations in mainland China.

Income from discontinued operations(net of tax)

Discontinued operations represent our former PRC-based business, which was disposed of in 2025. These operations accounted for substantially all of our revenue in fiscal years 2024 and 2023, and continued to contribute significantly to our results in fiscal year 2025 prior to disposal.

Revenue from discontinued operations was approximately $8.3 million for the year ended December 31, 2025, compared to $40.9 million and $34.3 million for the years ended December 31, 2024 and 2023, respectively. The decrease in revenue was primarily attributable to the substantial cessation of operations of the disposed subsidiaries as of June 30, 2025.

Costs and expenses associated with discontinued operations were $6.9 million, $39.3 million, and $32.3 million for the years ended December 31, 2025, 2024, and 2023, respectively. The decrease in costs and expenses was primarily attributable to the decline in revenue, which resulted in a corresponding reduction in associated costs.

Income from discontinued operations was $1.4 million, $1.6 million, and $2.0 million for the years ended December 31, 2025, 2024, and 2023, respectively. The decrease was primarily attributable to the factors discussed above.

Following the completion of the disposal, we no longer generate revenue from these operations, and they are not expected to contribute to our future results. Accordingly, our future financial performance will depend entirely on our continuing operations.

Net income(loss)

For fiscal year 2025, the Company generated net loss of $41.9 million, compared to net income of approximately $1.5 million for fiscal year 2024, the decrease was primarily driven by a disposal loss of $22.1 million recognized in connection with the disposal of Hua Chen Intelligent Technology Co., Limited and its subsidiaries, on December 22, 2025. $20.9 million in non-cash share-based compensation under the employee equity incentive plan also contributed to the decrease in profit.

B. Liquidity and Capital Resources

Cash flow

	Years Ended
	2025	2024	2023
	(US$)	(US$)	(US$)
Net cash (used in) provided by operating activities	(1,301,620)	1,506,390	(2,465,652)
Net cash used in investing activities	-	(2,183)	(916,453)
Net cash provided by (used in) financing activities	270,758	(2,393,686)	1,951,254
Effect of exchange rate changes on cash	1,049,816	418,388	(197,272)
Net change in cash, including cash from discontinued operations	18,954	(471,091)	(1,628,123)
Cash, including cash from discontinued operations - beginning of year	28,654	499,745	2,127,868
Cash, including cash from discontinued operations - end of year	47,608	28,654	499,745

Operating activities

Net cash used in operating activities was $1,301,620 for the year ended December 31, 2025, comprised of net cash provided by operating activities from continuing operations $882,782 and net cash used in operating activities from discontinued operations of $418,839. Net cash used in operating activities from continuing operations mainly derived from a net loss continuing operations of $43,343,515 for the period, as primarily adjusted by the non-cash loss from disposal of subsidiaries of approximately $22.1 million and share-based compensation of $20.9 million, and net changes in our operating assets and liabilities, which mainly included an increase in accounts receivable balance of approximately $6.9 million mainly due to the business development of Jiaxing XC. As a result, the accounts receivable increased significantly in 2025. An increase in accounts payable of approximately $6.5 million which was primary due to deferred payments to suppliers of Jiaxing XC. A decrease in other payables of $208,992 also resulted in a slight reduction in cash flow.

Net cash provided by operating activities for the fiscal year ended December 31, 2024 was $1,506,390, comprised of net cash provided by operating activities from continuing operations $517 and net cash provided by operating activities from discontinued operations of $1,505,873. Net cash provided by operating activities from continuing operations mainly derived from a net loss from continuing operations of $78,115 for the period, and net changes in our operating assets and liabilities, which mainly included an increase in other payables of $77,171. Other payables of Huachen Cayman increased in 2024.

Net cash used in operating activities was $2,465,652 for the year ended December 31, 2023, comprised of net cash used in operating activities from continuing operations $nil and net cash used in operating activities from discontinued operations of $2,465,652. There is no operating activity from continuing operations for the years ended December 31, 2023.

Investing activities

There is no investing activities for the years ended December 31, 2025.

Net cash used in investing activities were approximately $2,183 and used in $0.92 million for the years ended December 31, 2024 and 2023, respectively. Both are from discontinued operations, there is no investing activities from continuing operations for the years ended December 31, 2024 and 2023.

Financing activities

Net cash provided by financing activities was approximately $0.7 million for the year ended December 31, 2025, comprised of net cash provided by financing activities from continuing operations $699,490 and net cash used in financing activities from discontinued operations of $428,732. Net cash provided by financing activities from continuing operations mainly derived from proceeds from issuance of common stock of approximately $5.4 million and payments of related party of approximately $4.7 million.

Net cash used in financing activities was approximately $2.4 million for the year ended December 31, 2024, which was net cash used in financing activities from discontinued operations of $2,393,686. Net cash provided by financing activities was approximately $1.95 million for the year ended December 31, 2023, all from discontinued operations.

Capital expenditures

There is no capital expenditures from continuing operations for the fiscal year ended December 31, 2025 and 2024, respectively. We made capital expenditures from discontinued operations of $2,183 and $902,263 for the fiscal year ended December 31, 2024 and 2023, respectively. Our capital expenditures have been used primarily to purchase fixed assets for business purposes. We estimate that our capital expenditures will increase moderately in the following two or three years to support the expected growth of our business. We anticipate funding our future capital expenditures primarily with net cash flows from operating activities and financing activities.

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the years ended December 31, 2025, 2024 and 2023 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

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

Accounts receivable

Accounts receivable are presented net of allowance for credit losses.

Accounts receivable are recorded at the gross billing amount less an allowance for any uncollectible accounts due from the customers. Accounts receivable do not bear interest.

Since January 1, 2023, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Company changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets.

The Company maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the consolidated statements of comprehensive income(loss). The Company assesses collectability by reviewing accounts receivable on aging schedules because the accounts receivable were primarily consisted of receivables arising from sales of our products. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for expected credit.

As of December 31, 2025 and 2024, there is no allowance for credit losses balances from continuing operations.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2025, 2024 and 2023. As of December 31, 2024, the tax years ended December 31, 2015 through December 31, 2024 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Recent Accounting Pronouncements

We consider the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In December 2025, the FASB issued ASU 2025-11, which clarifies the scope and disclosure requirements for interim financial reporting under ASC 270. The amendments introduce a principle requiring disclosure of events and transactions occurring after the end of the most recent annual reporting period that have a material impact on the entity and consolidate certain interim disclosure requirements. The amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact that adoption of this ASU will have on its interim financial statement disclosures.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments — Credit Losses (“Topic 326”): Purchased Loans (“ASU 2025-08”). The amendments expand the population of acquired loans subject to the gross-up approach, treating non-credit-deteriorated loans (excluding credit cards) as “seasoned” if purchased at least 90 days after origination or acquired in a business combination. ASU 2025-08 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact that adoption of this ASU will have on its interim financial statement disclosures.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (“Topic 815”) and Revenue from Contracts with Customers (“Topic 606”): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract (“ASU 2025-07”). ASU 2025-07, expands an existing scope exception under Topic 815 to exclude non-exchange-traded contracts where the underlying is based on the operations or activities specific to one of the contract parties. The Company is currently evaluating the impact of this ASU on its financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). The amendments in ASU 2025-05 provide entities with a practical expedient to simplify the estimation of expected credit losses on current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606, Revenue from Contracts with Customers (“ASC 606”) by allowing the assumption that current conditions as of the balance sheet date will not change during the remaining life of the asset. ASU 2025-05 is effective for the Company for its for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company is currently evaluating the impact ASU 2025-05 will have on its financial statements.

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

Off-Balance Sheet Arrangements

There was no off-balance sheet arrangements for the years ended December 31, 2025 and 2024 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Disclosure pertaining to Russia’s invasion of Ukraine and the ongoing conflict in the Middle East

The ongoing war between Russia and Ukraine continues to affect international operations. In response to Russia’s invasion of Ukraine, the European Union, the U.K. and the U.S. introduced extensive sanctions on Russia and Belarus, including targeted restrictions on individuals and entities, export controls, restrictions on economic relations, trade and financial transactions. These sanctions have had and may continue to have a disruptive effect on global markets.

On February 28, 2026, the United States and Israel launched a joint military operation against Iran-codenamed “Operation Epic Fury”-targeting the country’s leadership, nuclear facilities, missile sites, and security forces, Iran launched hundreds of ballistic missiles and drones against Israel, United Arab Emirates, Qatar, and U.S. military bases in the region. Ongoing geopolitical tensions, including the potential for military escalation and broader regional conflict, may adversely affect economic conditions and create uncertainty that could negatively impact our business, financial condition and results of operations. In addition, the virtual closure of shipping through the Strait of Hormuz has raised concerns about broader disruptions to global supply chains, which could in turn contribute to elevated inflation and slower economic growth in major economies.

We do not have any direct or indirect exposure to Ukraine, Belarus, Russia or the Middle East, through our operations, employee base or any investments in any of these countries. In addition, our securities are not traded on any stock exchanges in these three countries. We do not believe that the sanctions levied against Russia or Belarus or individuals and entities associated with these two countries will have a material impact on our operations or business, if any.

We do not believe that we have any direct or indirect reliance on goods sourced from Russia, Ukraine, Belarus, the Middle East or countries that are supportive of Russia.

We provide customized parking solutions covering smart cubic parking garage design, cubic parking equipment manufacturing, sales, installation, and maintenance to customers in China. The cubic parking equipment operating devices are not connected to the internet, and we do not collect date from the internet in our ordinary business. As of the date of this annual report, we believe the Operating Subsidiaries are not subject to cybersecurity risks and we have not seen any risk of cybersecurity attacks emanating from Russia, Ukraine, Belarus, the Middle East or any other country.

The impact of the invasion by Russia of Ukraine, and the present uncertainty in the Middle East has increased volatility in trading prices and commodities throughout the world, to date, we have not seen a material impact on our operations, however, a prolonged conflict may impact on consumer spending, in general, which could have an adverse impact on our business.

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

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Name	Age	Position(s)
Bin Lu	58	Chief Executive Officer, Director and Chairman of the Board
Lei Shen	55	Chief Financial Officer, Director
Dennis Tao Chen*(1)(2)(3)	57	Independent Director
Jing Wang*(1)(2)(3)	45	Independent Director
Chao Xu*(1)(2)(3)	70	Independent Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating Committee

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

Compensation of Directors and Executive Officers

For the year ended December 31, 2025, we paid an aggregate of RMB528,000 (approximately US$73,461) to our executive officers and employee directors. For the year ended December 31, 2024, we paid an aggregate of RMB 1,760,000 (approximately US$244,590) to our executive officers and employee directors. For the fiscal year ended December 31, 2023, we paid an aggregate of RMB 480,000 (approximately US$67,820), which is the total amount of base salary plus bonus, in cash to our executive officers and employee directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Equity Incentive Plan

On August 12, 2024, Huachen Cayman adopted the 2024 Equity Incentive Plan, or the 2024 Plan, for the purpose of granting share based compensation awards to current or prospective employees, directors, officers, advisors or consultants of the Company or its affiliates and align their interests with ours. The maximum aggregate number of Ordinary Shares which may be issued pursuant to all awards under the 2024 Plan was 3,000,000 Class A Ordinary Shares.

On March 28, 2025, Huachen Cayman’s board of directors and compensation committee approved and adopted an amended and restated 2024 Equity Incentive Plan, pursuant to which the maximum aggregate number of Class A Ordinary Shares authorized for issuance under the 2024 Plan was increased from 3,000,000 to 3,172,500 Class A Ordinary Shares.

As of the date of this annual report, 3,172,500 Class A Ordinary Shares have been granted under the 2024 Plan.

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

Number of Shares Authorized. The 2024 Plan provides for an aggregate of 3,172,500 Class A Ordinary Shares to be available for awards. If an award is forfeited or if any option terminates, expires or lapses without being exercised, the Class A Ordinary Shares subject to such award will again be made available for future grant. Class A Ordinary Shares that are used to pay the exercise price of an option or that are withheld to satisfy the participant’s tax withholding obligation will not be available for re-grant under the 2024 Plan.

Each Class A Ordinary Share subject to an option or a stock appreciation right will reduce the number of Class A Ordinary Shares available for issuance by one share, and each Class A Ordinary Share underlying an award of restricted stock, restricted stock units, stock bonus awards and performance compensation awards will reduce the number of Class A Ordinary Shares available for issuance by one share.

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

Options. The Committee is authorized to grant options to purchase Class A Ordinary Shares that are either “qualified,” meaning they are intended to satisfy the requirements of Internal Revenue Code of 1986, as amended, or the Code, Section 422 for incentive stock options, or “non-qualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. Options granted under the 2024 Plan are subject to the terms and conditions established by the Committee. Under the terms of the 2024 Plan, the exercise price of the options will be set forth in the applicable award agreement. Options granted under the 2024 Plan are subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Committee and specified in the applicable award agreement. The maximum term of an option granted under the 2024 Plan is ten years from the date of grant (or five years in the case of a qualified option granted to a 10% stockholder).

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

Restricted Stock. The Committee is authorized to award restricted stock under the 2024 Plan. The Committee will determine the terms of such restricted stock awards. Restricted stock are Class A Ordinary Shares that generally are non-transferable and subject to other restrictions determined by the Committee for a specified period. Unless the Committee determines otherwise or specifies otherwise in an award agreement, if the participant terminates employment or services during the restricted period, then any unvested restricted stock is forfeited.

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

Stock Bonus Awards. The Committee is authorized to grant awards of unrestricted Class A Ordinary Shares or other awards denominated in Class A Ordinary Shares, either alone or in tandem with other awards, under such terms and conditions as the Committee may determine.

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

6.D. Employees

As of the date of this annual report, the Operating Subsidiaries have 12 employees, all of whom are full-time. The Operating Subsidiaries had 12, 66, and 77, employees as of December 31, 2025, 2024, and 2023, respectively. The following table sets out the number of our employees, excluding external experts, categorized by functions:

Functions	Number of Employees as of the date of this annual report	Number of Employees as of December 31, 2025	Number of Employees as of December 31, 2024	Number of Employees as of December 31, 2023
Research and Development	3	3	9	11
Manufacturing	-	-	38	44
Marketing	2	2	8	4
Financial	2	2	3	7
General and Administration	5	5	8	11
Total	12	12	66	77

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

6.E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of the date of this annual report by:

●	Each person who is known by us to beneficially own more than 5% of our outstanding Class A and Class B Ordinary Shares;

●	Each of our directors (including independent directors) and named executive officers; and

●	All directors (including independent directors) and named executive officers as a group.

The number and percentage of our Class A Ordinary Shares beneficially owned before the Offering are based on 629,942 Class A and 533,334 Class B Ordinary Shares with a par value of $0.0000375 per share issued and outstanding as of the date of this annual report. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of the Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to the following table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them.

Unless otherwise indicated in the footnotes, the address for each principal shareholder is Room 201, 2nd Floor, No. 6395 Hutai Road, Baoshan District, Shanghai, China.

Executive Officers and Directors	Amount of Beneficial Ownership of Class A Ordinary Shares(1)	Percentage Ownership of Class A Ordinary Shares(2)	Amount of Beneficial Ownership of Class B Ordinary Shares	Percentage Ownership of Class B Ordinary Shares	Combined Voting Power of Class A and Class B Ordinary Shares(2)
Directors and Named Executive Officers:
Bin Lu, Chief Executive Officer, Director and Chairman of the Board (3)	98,367	15.61%	533,334	100.00%	96.80%
Lei Shen, Chief Financial Officer and Director	-	-	-	-	-
Dennis Tao Chen	-	-	-	-	-
Jing Wang	-	-	-	-	-
Chao Xu	-	-	-	-	-
All executive officers and directors as a group (five persons)	-	-	-	-	-

5% or Greater Shareholders
Huahao (BVI) Limited(3)	98,367	15.61%	533,334	100.00%	96.80%
RUIYING TANG (4)	56,667	9.00%	-	-	0.34%
Huaxuan (BVI) Limited(5)	55,300	8.78%	-	-	0.33%
Huamao (BVI) Limited(6)	55,067	8.74%	-	-	0.33%
Huajing (BVI) Limited(7)	51,267	8.14%	-	-	0.31%
MINGMIN GAO(8)	43,334	6.88%	-	-	0.26%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Ordinary Shares. All shares represent only the Ordinary Shares held by shareholders as no options are issued or outstanding.

(2)	Calculation based on 629,942 Class A and 533,334 Class B Ordinary Shares issued and outstanding as of the date of this annual report. Holders of Class A Ordinary Shares are entitled to one (1) vote per share, while holders of Class B Ordinary Shares are entitled to thirty (30) votes per share.

(3)	Bin Lu, our Chief Executive Officer, Director and Chairman of the Board, is the sole shareholder and director of Huahao (BVI) Limited, a British Virgin Islands company holding 98,367 Class A Ordinary Shares and 533,334 Class B Ordinary Shares, which represent 96.80% of the total voting power of the Ordinary Shares issued and outstanding as of the date of this annual report.

(4)	RUIYING TANG, is a shareholder of the Company holding 56,667 Class A Ordinary Shares, which represent 0.34% of the total voting power of the Ordinary Shares issued and outstanding as of the date of this annual report.

(5)	Zixuan Chen, is the sole shareholder and director of Huaxuan (BVI) Limited, a British Virgin Islands company holding 55,300 Class A Ordinary Shares, which represent 0.33% of the total voting power of the Ordinary Shares issued and outstanding as of the date of this annual report.

(6)	Jinglu Li, is the sole shareholder and director of Huamao (BVI) Limited, a British Virgin Islands company holding 55,067 Class A Ordinary Shares, which represent 0.33% of the total voting power of the Ordinary Shares issued and outstanding as of the date of this annual report.

(7)	Yuejin Chen, is the sole shareholder and director of Huajing (BVI) Limited, a British Virgin Islands company holding 51,267 Class A Ordinary Shares, which represent 0.31% of the total voting power of the Ordinary Shares issued and outstanding as of the date of this annual report.

(8)	MINGMIN GAO, is a shareholder of the Company holding 43,334 Class A Ordinary Shares, which represent 0.26% of the total voting power of the Ordinary Shares issued and outstanding as of the date of this annual report.

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

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Other Related Party Transactions-Continuing Operations

The table below sets forth the major related parties and their relationships with the Company from continuing operations for the fiscal year ended December 31, 2025, 2024 and 2023, and as of the date of this annual report:

Due from related party consists of the following:

Name	Related party relationship	December 31, 2025	December 31, 2024	December 31, 2023
Zhejiang TD Parking		4,779,184	-	-
Total due from related party		$4,779,184	$-	$-

Due to related parties consists of the following:

Name	Related party relationship	December 31, 2025	December 31, 2024	December 31, 2023

Guowei Xie	Director of Jiaxing XC and CYH Shanghai	19,728	$-	$-
Chenjie Hong	Director of Hangzhou ZHC	1,859	-	-
Bin Lu	Principal shareholder, Director, Juridical person	-	1,440	-
Total due to related parties		$21,587	$1,440	$-

Other Related Party Transactions-Discontinued Operations

The table below sets forth the major related parties and their relationships with the Company from discontinued operations for the fiscal year ended December 31, 2025, 2024 and 2023, and as of the date of this annual report:

Due from related parties consists of the following:

Name	Related party relationship	December 31, 2025	December 31, 2024	December 31, 2023
Zhaohui Chen	Director of Shanghai TD Manufacturing	-	9,962	13,354
Yun Zhang	Director of Shanghai TD Installation	-	548	4,207
Qi Qin	Supervisor of Shanghai TD Manufacturing in 2021	-	4,795	5,365
Shanghai Muling Industry Co., LTD	An entity controlled by Jiling Cheng	-	1,189,492	1,399,282
Bin Lu	Principal shareholder, Director, Juridical person	-	-	15,531
Zhejiang Xinghang Precision Machinery Co., LTD	An entity controlled by Jiling Cheng	-	-	1,238,751
Shanghai Huafeng Investment Holding Co., LTD	An entity controlled by Zixuan Chen	-	-	387
Total due from related parties		$-	$1,204,797	$2,676,876

Due to related parties consists of the following:

Name	Related party relationship	December 31, 2025	December 31, 2024	December 31, 2023
Yue Xu	Director of Shanghai TD Installation	-	$-	$3,023
Jiling Cheng	Supervisor of Shanghai TD Parking and Shanghai TP Parking	-	3,669	34,112
Bin Lu	Principal shareholder, Director, Juridical person, Chief Executive Officer.	-	45,651	117,403
Zhejiang Xinghang Precision Machinery Co., LTD	An entity controlled by Jiling Cheng	-	46,580	-
Shanghai Liqing Information Technology Co. LTD	An entity controlled by Zixuan Chen	-	5,480	-
Zhaohui Chen	Director of Shanghai TD Manufacturing	-	-	3,086
Total due to related parties		$-	$101,380	$157,624

Revenue from related party consists of the following:

		For the Fiscal Year Ended
Name	Related party relationship	December 31, 2025	December 31, 2024	December 31, 2023
Zhejiang Xinghang Precision Machinery Co., LTD	An entity controlled by Jiling Cheng	$-	$1,233,073	4,093,910
Shanghai Muling Industry Co., LTD	An entity controlled by Jiling Cheng	-	7,439,113	-
Total revenue from related party		$-	$8,672,186	4,093,910

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

Dividend Policy

We do not have any plan to declare or pay any cash dividends on our Class A Ordinary Shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to support operations and to finance the growth and development of the business. Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, capital requirements, financial condition and future prospects and other factors the Board of Directors may deem relevant.

If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiaries. Dividend distributions from our PRC subsidiaries to us are subject to PRC taxes, such as withholding tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “PRC Regulation —Regulations on Foreign Currency Exchange” and “PRC Regulation — Regulations on Dividend Distribution.”

8.B. Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

Item 9. The Offer and Listing

9.A. Offer and listing details

Not applicable for annual reports on Form 20-F.

9.B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “HCAI.”

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

10.A. Share capital

Not applicable for annual reports on Form 20-F.

10.B. Memorandum and articles of association

The following are summaries of the material provisions of our amended and restated memorandum and articles of association and the Companies Act, insofar as they relate to the material terms of our Class A Ordinary Shares. They do not purport to be complete. Reference is made to our amended and restated memorandum and articles of association, a copy of which is filed as an exhibit to the annual report (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

Voting Rights

Holders of Class A Ordinary Shares are entitled to one (1) vote per share, while holders of Class B Ordinary Shares are entitled to thirty (30) votes per share.

Meetings of shareholders

Any of our directors may convene general meetings of shareholders at such times and in such manner and places within or outside the Cayman Islands as the director considers necessary or desirable. The director convening a general meeting shall give at least five days’ notice of the general meeting to those shareholders whose names on the date the notice is given appear as members in the register of members of the Company and are entitled to vote at the meeting, and each of the Company’s directors. Our Board of Directors must convene a general meeting upon the written request of one or more shareholders holding Ordinary Shares representing no less than 10% of the voting rights of the issued and paid-up Ordinary Shares as at the date of the deposit of the requisition carries the right of voting at general meetings of the Company. The notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be carried out at the meeting. With the consent of shareholders holding not less than 75% voting rights of the issued and paid-up Ordinary Shares carrying the right to attend and vote at a general meeting, that meeting may be convened by such shorter notice and in such manner as those shareholders may think fit. The accidental omission to give notice of a meeting to, or the non-receipt of a notice of a meeting by any shareholder shall not invalidate the proceedings at any meeting.

No business may be transacted at any general meeting unless a quorum is present at the time the meeting proceeds to business. Except as otherwise provided in our M&A, one or more shareholders present in person or by proxy and holding shares carrying at least one-third of voting rights of all issued and paid-up Ordinary Shares carrying the right to attend and vote thereat shall be a quorum. If, within half an hour from the time appointed for the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved. In any other case, it shall stand adjourned to the same day in the next week at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the shareholders present shall be a quorum and may transact the business for which the meeting was called. The chairman, if any, of our Board of Directors shall preside as chairman at every general meeting of the Company, or if there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the holding of the general meeting, or is unwilling to act, the directors present shall elect one of their number to be chairman of the general meeting, failing which the shareholders present or by proxy shall choose any person present to be the chairman of that meeting.

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

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of Class A Ordinary Shares under either Cayman Islands law or our M&A.

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

Calls on Class A Ordinary Shares and forfeiture of Class A Ordinary Shares

Our Board of Directors may from time to time make calls upon shareholders for any amounts unpaid on their Class A Ordinary Shares in a notice served to such shareholders at least 14 days prior to the specified time of payment provided that no call shall be payable at less than one month from the date fixed for the payment of the last preceding call. The Class A Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture if the call remains unpaid after a second notice by the directors in accordance with our Articles.

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

Inspection of books and records

Holders of our Class A Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records (other than copies of our M&A and register of mortgages and charges, and any special resolution passed by our shareholders). However, our Board of Directors may determine from to time whether and to what extent the Company’s book and records (or any of them) shall be open to inspection by the shareholders who are not members of our Board of Directors. To that end, we will provide our shareholders with annual audited financial statements.

Rights of non-resident or foreign shareholders

There are no limitations imposed by our M&A on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our M&A governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional Class A Ordinary Shares

Our M&A authorizes our Board of Directors to issue additional Class A Ordinary Shares from time to time as our Board of Directors shall determine, to the extent that there are sufficient authorized but unissued shares.

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

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

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

However, if the PRC tax authorities determine that Huachen Cayman is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 20% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of Class A Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Huachen Cayman would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Huachen Cayman is treated as a PRC resident enterprise.

Provided that the Company is not deemed to be a PRC resident enterprise, holders of our Class A Ordinary Shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under SAT Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 7, and we may be required to expend valuable resources to comply with SAT Circular 7, or to establish that we should not be taxed under these circulars. See “Item 3. Key Information — 3.D. Risk Factors— Risks Related to Doing Business in China — You may be subject to PRC income tax on dividends from us or on any gain realized on the sale or other disposition of our shares under PRC law.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A Ordinary Shares by a U.S. Holder (as defined below) that acquires our Class A Ordinary Shares and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, and alternative minimum tax considerations, the Medicare tax on certain net investment income, information reporting or backup withholding or any state, local, and non-U.S. tax considerations, relating to the ownership or disposition of our Class A Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	individual retirement accounts or other tax-deferred accounts;

●	persons liable for alternative minimum tax;

●	persons who acquire their Class A Ordinary Shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their Class A Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;

●	persons that actually or constructively own 10% or more of our Class A Ordinary Shares (by vote or value); or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the Class A Ordinary Shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S., and other tax considerations of the ownership and disposition of our Class A Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has otherwise validly elected to be treated as a U.S. person under the Code.

●	If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

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

Based upon our current and projected income and assets and projections as to the market price of our Class A Ordinary Shares, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets, including the relative amounts of income generated by our potential strategic investment business as compared to our other businesses, and the value of the assets held by our potential strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our being or becoming classified as a PFIC in the current or subsequent years. Furthermore fluctuations in the market price of our Class A Ordinary Shares may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our Class A Ordinary Shares from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the initial public offering. Under circumstances where our revenues from activities that produce passive income significantly increases relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds our Class A Ordinary Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Class A Ordinary Shares unless, in such case, we cease to be treated as a PFIC and such U.S. Holder makes a deemed sole election.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions paid on our Class A Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our Class A Ordinary Shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends-received from U.S. corporations.

Individuals and other non-corporate U.S. Holders may be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) our Class A Ordinary Shares on which the dividends are paid are readily tradable on an established securities market in the United States, (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period requirements are met. We intend to list the Class A Ordinary Shares on Nasdaq Capital Market. Provided that this listing is approved, we believe that the ordinary should generally be considered to be readily tradeable on an established securities market in the United States. There can be no assurance that the Class A Ordinary Shares will continue to be considered readily tradable on an established securities market in later years. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the Class A Ordinary Shares.

For U.S. foreign tax credit purposes, dividends paid on our Class A Ordinary Shares will generally be treated as income from foreign sources and will generally constitute passive category income. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of Class A Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such Class A Ordinary Shares. Such gain or loss will generally be capital gain or loss. Any such capital gain or loss will be long term if the Ordinary Shares have been held for more than one year. Non-corporate U.S. Holders (including individuals) generally will be subject to United States federal income tax on long-term capital gain at preferential rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the applicability of any tax treaty and the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, Class A Ordinary Shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to- market election with respect to such stock. If a U.S. Holder makes this election with respect to our Class A Ordinary Shares, the holder will generally(i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Class A Ordinary Shares over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to- market election in respect of our Class A Ordinary Shares and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Class A Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our Class A Ordinary Shares will be treated as marketable stock upon their listing on Nasdaq Capital Market. We anticipate that our Class A Ordinary Shares should qualify as being regularly traded, but no assurances may be given in this regard.

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

If a U.S. Holder owns our Class A Ordinary Shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of our Class A Ordinary Shares if we are or become a PFIC.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in U.S. dollars and Hong Kong dollars and our expenses are denominated in U.S. dollars, Hong Kong dollars and Euro. We have not used any derivative financial instruments to hedge exposure to such risk. Financial instruments held for proprietary trading are denominated in Hong Kong dollars, U.S. dollars and EURO. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our Class A Ordinary Shares will be affected by the exchange rate between the U.S. dollar and Hong Kong dollar as well as between U.S. dollar and EURO because a substantial portion of our operating costs and expenses is effectively denominated in EURO, while our Class A Ordinary Shares will be traded in U.S. dollars. We may seek to reduce the currency risk by entering into foreign currency instruments. We did not have any currency hedging instruments as of December 31, 2025, 2024 and 2023, however management monitors movements in exchange rates closely.

To the extent we need to convert U.S. dollars into Hong Kong dollars for our operations, appreciation of Hong Kong dollar against the U.S. dollar would reduce the amount in Hong Kong dollars we receive from the conversion. Conversely, if we decide to convert Hong Kong dollars into U.S. dollars for the purpose of making payments for dividends on our Class A Ordinary Shares, or for other business purposes, appreciation of the U.S. dollar against the Hong Kong dollar would reduce the U.S. dollar amounts available to us.

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

Item 16C. Principal Accountant Fees and Services

Audit Alliance LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2025, 2024 and 2023. Audit services provided by Audit Alliance LLP for fiscal years ended December 31, 2025, 2024 and 2023 included the examination of the consolidated financial statements of the Company.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Audit Alliance LLP, our independent registered public accounting firms, for the periods indicated.

	Year Ended December 31,
Services	2023	2024	2025
	US$	US$	US$
Audit Fees(1) - Audit Alliance LLP	150,000	330,000	200,000
Total	150,000	330,000	200,000

(1)	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.

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

On March 31, 2025, we obtained an exemption letter from our Cayman counsel, Mourant Ozannes (Cayman) LLP, relying on Nasdaq Marketplace Rule 5615(a)(3), which allows foreign private issuers to follow home country practice with respect to certain corporate governance requirements. Under the letter, we are entitled to be exempt from the following rules of the Rule 5600 Series of the NASDAQ Stock Market LLC Rules:

(i)	Rule 5605(b)(1) of the Nasdaq Listing Rules, which we understand requires that a majority of a company’s board of directors be comprised of independent directors.

(ii)	Rule 5605(b)(2) of the Nasdaq Listing Rules, which we understand requires that the independent directors of a company to have regularly scheduled meetings with only the independent directors present.

(iii)	Rule 5605(e)(1) of the Nasdaq Listing Rules, which we understand requires that director nominees must either be selected, or recommended for the board’s selection, either by (A) independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate, or (B) a nominations committee comprised solely of independent directors.

(iv)	Rule 5620(a) of the Nasdaq Listing Rules, which we understand requires that each company listing common stock or voting preferred stock, and their equivalents, hold an annual meeting of shareholders within one year of the end of each fiscal year of the company.

(v)	Rule 5620(b) of the Nasdaq Listing Rules, which we understand requires that each company that is not a limited partnership shall solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to Nasdaq.

(vi)	Rule 5620(c) of the Nasdaq Listing Rules, which we understand requires that each company that is not a limited partnership shall provide for a quorum as specified in its by-laws for any meeting of the holders of common stock; provided, however, that in no case shall such quorum be less than 33 1/3 % of the outstanding shares of the company’s common voting stock.

(vii)	Rule 5630(a) of the Nasdaq Listing Rules, which we understand requires that each company that is not a limited partnership shall conduct an appropriate review and oversight of all related party transactions for potential conflict of interest situations on an ongoing basis by the company’s audit committee or another independent body of the board of directors.

(viii)	Rule 5635(a) of the Nasdaq Listing Rules, which we understand requires that shareholder approval be obtained in certain circumstances prior to an issuance of securities in connection with the acquisition of the stock or assets of another company.

(ix)	Rule 5635(b) of the Nasdaq Listing Rules, which we understand requires that shareholder approval be obtained prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company.

(x)	Rule 5635(c) of the Nasdaq Listing Rules, which we understand requires that shareholder approval be obtained prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions.

(xi)	Rule 5635(d) of the Nasdaq Listing Rules, which we understand requires that shareholder approval be obtained prior to a 20% Issuance at a price that is less than the Minimum Price, where (a) “Minimum Price” means a price that is the lower of: (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement, and (b) “20% Issuance” means a transaction, other than a public offering as defined in IM-5635-3, involving the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable for common stock), which alone or together with sales by officers, directors or substantial shareholders of the company, equals 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance.

Despite being able to rely on these exemptions, we continue to adhere to certain Nasdaq corporate governance requirements, such as maintaining a majority of independent directors on our board, conducting regular executive sessions attended solely by independent directors, and ensuring that our audit committee is comprised entirely of independent directors who meet the qualifications set forth in Rule 10A-3 under the Exchange Act. The only exemptions which we currently rely on are set out at points (iv), (viii), (ix), (x) and (xi) above, in which we follow our home country practice instead. Under Cayman Islands law, an exempted company is not required to conduct an annual meeting of shareholders unless otherwise provided by the company’s memorandum and articles of association. Additionally, shareholder approval is not generally required solely for a Cayman Islands company to issue new shares, provided the issuance is within the company’s authorized share capital and is permitted by the company’s memorandum and articles of association. New share issuances are usually approved by board resolution, and our amended and restated articles of association governs the procedures and restrictions for share issuances.

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

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1*	Amended and Restated Memorandum and Articles of Association of Huachen AI Parking Management Technology Holding Co., Ltd

2.1*	Description of Securities

4.1	Employment Agreement by and between Huachen AI Parking Management Technology Holding Co., Ltd and Bin Lu dated August 1, 2024 (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-281543), as amended, initially filed with the SEC on August 14, 2024)

4.2	Employment Agreement by and between Huachen AI Parking Management Technology Holding Co., Ltd and Lei Shen dated August 1, 2024 (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-281543), as amended, initially filed with the SEC on August 14, 2024)

4.3	Director Offer Letter by and between Huachen AI Parking Management Technology Holding Co., Ltd and Dennis Tao Chen dated August 1, 2024 (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-281543), as amended, initially filed with the SEC on August 14, 2024)

4.4	Director Offer Letter by and between Huachen AI Parking Management Technology Holding Co., Ltd and Jing Wang dated August 1, 2024 (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-281543), as amended, initially filed with the SEC on August 14, 2024)

4.5	Director Offer Letter by and between Huachen AI Parking Management Technology Holding Co., Ltd and Chao Xu dated August 1, 2024 (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-281543), as amended, initially filed with the SEC on August 14, 2024)

4.6	2024 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to current report on Form 6-K (File No. 001-42505), filed with the SEC on March 31, 2025)

4.7	Form of Purchase Agreement with Supplier 1 (incorporated by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-281543), as amended, initially filed with the SEC on August 14, 2024)

4.8	Form of Purchase Agreement with Supplier 2 (incorporated by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-281543), as amended, initially filed with the SEC on August 14, 2024)

4.9	Form of Purchase Agreement with Supplier 3 (incorporated by reference to Exhibit 10.10 to our registration statement on Form F-1 (File No. 333-281543), as amended, initially filed with the SEC on August 14, 2024)

4.10	Form of Purchase Agreement with Customer 1 (incorporated by reference to Exhibit 10.11 to our registration statement on Form F-1 (File No. 333-281543), as amended, initially filed with the SEC on August 14, 2024)

4.11	Form of Sales Agreement of the Operating Subsidiaries (incorporated by reference to Exhibit 10.12 to our registration statement on Form F-1 (File No. 333-281543), as amended, initially filed with the SEC on August 14, 2024)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to our registration statement on Form F-1 (File No. 333-281543), as amended, initially filed with the SEC on August 14, 2024)

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-281543), as amended, initially filed with the SEC on August 14, 2024)

11.2	Insider Trading Policies (incorporated by reference to Exhibit 19.1 to our registration statement on Form F-1 (File No. 333-281543), as amended, initially filed with the SEC on August 14, 2024)

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Consent of Audit Alliance LLP

97.1	Executive Compensation Recovery Policy (incorporated by reference to Exhibit 99.6 to our registration statement on Form F-1 (File No. 333-281543), as amended, initially filed with the SEC on August 14, 2024)

97.2	Related Party Transaction Policy (incorporated by reference to Exhibit 99.5 to our registration statement on Form F-1 (File No. 333-281543), as amended, initially filed with the SEC on August 14, 2024)

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Huachen AI Parking Management Technology Holding Co., Ltd

By:	/s/ Bin Lu
	Name:	Bin Lu
	Title:	Chief Executive Officer and Director

Date: May 13, 2026

Huachen AI Parking Management Technology Holding Co., Ltd

FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Huachen AI Parking Management Technology Holding Co., Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Huachen AI Parking Management Technology Holding Co., Ltd and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for each of the years ended December 31, 2025, 2024 and 2023 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years ended December 31, 2025, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2023

Singapore

May 13, 2026

Huachen AI Parking Management Technology Holding Co., Ltd

CONSOLIDATED BALANCE SHEETS

	As of
	December 31,	December 31,
	2025	2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$389	$509
Accounts receivable	7,070,814	-
Other receivables-related party	4,779,184	-
Prepaid expenses and other current assets	101,344	-
Current assets of discontinued operations	-	34,666,790
TOTAL CURRENT ASSETS	11,951,731	34,667,299

Right-of-use asset, net	39,552	-
Non-current assets from discontinued operations	-	11,185,473
TOTAL NON-CURRENT ASSETS	39,552	11,185,473
TOTAL ASSETS	$11,991,283	$45,852,772

CURRENT LIABILITIES:
Accounts payable	6,593,137	-
Accrued liabilities and other payables	73,638	209,631
Other payables - related parties	21,587	1,440
Tax payable	59,531	-
Lease liability - current	24,229
Current liabilities from discontinued operations	-	13,221,655
TOTAL CURRENT LIABILITIES	6,772,122	13,432,726

Lease liability – non-current	18,735	-
Non-current liabilities from discontinued operations	-	4,575,071
TOTAL NON-CURRENT LIABILITIES	18,735	4,575,071
TOTAL LIABILITIES	6,790,857	18,007,797

COMMITMENTS AND CONTINGENCIES (NOTE 12)

SHAREHOLDERS’ EQUITY
Class A ordinary shares (par value of US$0.0000375 per share; 1,666,666,667 Class A ordinary shares authorized, 629,942 and 10,000,000 Class A ordinary shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively)	24	38
Class B ordinary shares (par value of US$0.0000375 per share; 416,666,667 Class B ordinary shares authorized, 533,334 and nil Class B ordinary shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively)	20	-
Additional paid-in capital	30,196,454	3,462,427
Statutory reserves	-	400,454
(Accumulated deficits) retained earnings	(25,043,811)	16,873,997
Accumulated other comprehensive income (loss)	48,321	(4,924,576)
TOTAL HUACHEN CAYMAN SHAREHOLDERS’ EQUITY	5,201,008	15,812,340
Non-controlling interest	(582)	12,032,635
TOTAL SHAREHOLDERS’ EQUITY	5,200,426	27,844,975

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$11,991,283	$45,852,772

*	Giving retroactive effect to the 30 for 1 share split effected on April 13, 2026.

Huachen AI Parking Management Technology Holding Co., Ltd

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	For the Years Ended
	December 31,
	2025	2024	2023
REVENUE
Revenue	$6,575,095	$-	$-

Total revenue	6,575,095	-	-

COST OF REVENUE AND RELATED TAX	6,166,197	-	-

GROSS PROFIT	408,898	-	-

OPERATING EXPENSES
General and administrative expenses	21,628,718	78,136	-
Total operating expenses	21,628,718	78,136	-

LOSS FROM OPERATIONS	(21,219,820)	(78,136)	-

OTHER INCOME (EXPENSE)

Interest income	196	21	-
Other expenses, net	(1,464)	-	-
Loss on disposal of subsidiaries	(22,119,583)	-	-
Total other expense, net	(22,120,851)	21	-
LOSS BEFORE INCOME TAX PROVISION	(43,340,671)	(78,115)	-
Income tax expense	2,844	-	-
LOSS FROM CONTINUING OPERATIONS	(43,343,515)	(78,115)	-
Income from discontinued operation (net of tax)	1,425,125	1,589,509	2,016,100
NET (LOSS) INCOME	(41,918,390)	1,511,394	2,016,100

Net (loss) income attributable to the noncontrolling interest	331,044	15,880	195,140
Continuing operations	(582)	-	-
Discontinued operations	331,626	15,880	195,140
Net (loss) income attributable to common shareholders	(42,249,434)	1,495,514	1,820,960
Continuing operations	(43,342,933)	(78,115)	-
Discontinued operations	1,093,499	1,573,629	1,820,960
OTHER COMPREHENSIVE INCOME(LOSS)
Foreign currency translation income(loss)	4,972,897	(393,841)	(1,770,360)
Other comprehensive income(loss), net of tax	4,972,897	(393,841)	(1,770,360)
TOTAL COMPREHENSIVE (LOSS) INCOME	(36,945,493)	$1,117,553	$245,740

Earnings per common share - basic and diluted
Continuing operations	(38.51)	(0.08)	-
Discontinued operations	1.27	1.59	2.02
Weighted average shares - basic and diluted	1,125,647	1,000,000	1,000,000

*	Giving retroactive effect to the 30 for 1 share split effected on April 13, 2026.

Huachen AI Parking Management Technology Holding Co., Ltd

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid in	Statutory	(Accumulated deficits) Retained	Other Comprehensive	Non- Controlling
	Shares*	Amount	Shares*	Amount	Shares	Amount	Capital	Reserves	Earnings	Income (Loss)	Interests	Total
Balance as of December 31, 2022	1,000,000	$38	-	-	-	-	$3,462,427	$400,454	$13,557,523	$(2,760,375)	$10,894,633	$25,554,700
Net income	-	-	-	-	-	-	-	-	1,820,960	-	-	1,820,960
Additional Paid-in Capital	-	-	-	-	-	-	-	-	-	-	926,982	926,982
Allocation to non-controlling interests	-	-	-	-	-	-	-	-	-	-	195,140	195,140
Foreign currency translation gain	-	-	-	-	-	-	-	-	-	(1,770,360)	-	(1,770,360)
Balance as of December 31, 2023	1,000,000	$38	-	-	-	-	3,462,427	400,454	15,378,483	(4,530,735)	12,016,755	26,727,422
Net income			-	-	-	-	-	-	1,495,514	-	-	1,495,514
Allocation to non-controlling interests	-	-	-	-	-	-	-	-	-	-	15,880	15,880
Foreign currency translation gain	-	-	-	-	-	-	-	-	-	(393,841)	-	(393,841)
Balance as of December 31, 2024	1,000,000	$38	-	-	-	-	3,462,427	400,454	16,873,997	(4,924,576)	12,032,635	27,844,975
Net loss	-	-	-	-	-		-	-	(41,917,808)	-	(331,626)	(42,249,434)
Issuance of ordinary shares in connection with IPO	57,513	2	-	-	-	-	5,422,744	-	-	-	-	5,422,746
Share- based compensation	105,763	4	-	-			20,910,829					20,910,833
Re-designation of shares	(1,163,276)	(44)	1,163,276	44	-	-	-	-	-	-	-	-
Repurchase of Class A ordinary shares in exchange for Class B ordinary shares	-	-	(533,334)	(20)	533,334	20	-	-	-	-	-	-
Disposal of subsidiaries	-	-	-	-	-	-	400,454	(400,454)	-	4,924,576	(11,701,591)	(6,777,015)
Foreign currency translation gain	-	-	-	-	-	-	-	-	-	48,321	-	48,321
Balance as of December 31, 2025	-	-	629,942	24	533,334	20	30,196,454	-	(25,043,811)	48,321	(582)	5,200,426

*	Giving retroactive effect to the 30 for 1 share split effected on April 13, 2026.

Huachen AI Parking Management Technology Holding Co., Ltd

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2025	2024	2023
Cash flows from operating activities:
Net (loss) income	$(41,918,390)	$1,511,394	$2,016,100
Net income from discontinued operations	1,425,125	1,589,509	2,016,100
Net loss from continuing operations	(43,343,515)	(78,115)	-
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Disposal of subsidiaries, net of cash disposed	22,119,583	-	-
Amortization of right-of-use asset	8,809	-	-
Share-based compensation	20,910,833	-	-

Changes in operating assets and liabilities:
Accounts receivable	(6,879,528)	-	-
Other payable - related parties	19,542	1,461	-
Accounts payables	6,482,522	-	-
Accrued liabilities and other payables	(208,992)	77,171	-
Prepaid expenses and other current assets	(49,955)	-	-
Taxes payable	57,920	-	-
Net cash (used in) provided by operating activities - continuing operations	(882,781)	517	-
Net cash (used in) provided by operating activities - discontinued operations	(418,839)	1,505,873	(2,465,652)
Net cash (used in) provided by operating activities	(1,301,620)	1,506,390	(2,465,652)
Cash flows from investing activities:
Net cash provided by (used in) investing activities - continuing operations	-	-	-
Net cash used in investing activities - discontinued operations	-	(2,183)	(916,453)
Net cash used in investing activities	-	(2,183)	(916,453)

Cash flows from financing activity:
Proceeds from additional paid-in capital	5,422,746	-	-
Repayments of related parties	(4,723,256)	-	-
Net cash provided by financing activities - continuing operations	699,490	-	-
Net cash (used in) provided by financing activities - discontinued operations	(428,732)	(2,393,686)	1,951,254
Net cash provided by (used in) financing activity	270,758	(2,393,686)	1,951,254

Effect of exchange rate changes on cash from continuing operations	183,171	(8)	-
Effect of exchange rate changes on cash from discontinued operations	866,645	418,396	(197,272)

Net change in cash, including cash from discontinued operations	18,954	(471,091)	(1,628,123)

Cash, including cash from discontinued operations - beginning of year	28,654	499,745	2,127,868
Cash, including cash from discontinued operations - end of year	47,608	28,654	499,745
Less cash from discontinued operations	47,219	28,145	499,745
Cash from continuing operations, end of year	389	509	-

Supplemental disclosure information:
Cash paid for interest	$1,281	$610,667	$857,114
Cash paid for income tax	93	322,414	1,220
Supplemental non-cash information:
Right-of-use assets obtained in exchange for lease liability	48,606	-	-

Huachen AI Parking Management Technology Holding Co., Ltd AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Huachen AI Parking Management Technology Holding Co., Ltd (“Huachen” or the “Company”) is a company that was established under the laws of Cayman Islands as a holding company on September 30, 2021. Our main business operations are conducted through our subsidiaries in the People’s Republic of China. We are a comprehensive electric vehicle charging solutions and equipment structural parts provider.

On December 22, 2025, the Company and Hua Chen Intelligent Technology Co., Limited, a company formed under the laws of Hong Kong and a subsidiary of the Company (the “Target”) entered into a share purchase agreement (the “Agreement”) with a buyer (the “Buyer”). Pursuant to the Agreement, the Company agreed to sell and the Buyer agreed to purchase all the issued and outstanding shares of the Target at a purchase price of $50,000, which sale includes the sale of the Target’s subsidiaries, including Huachen AI Technology (Zhejiang) Co., Ltd., Zhejiang Huachen Technology Co., Ltd., Shanghai Tiandidaochuan Parking Equipment Manufacturing Co., Ltd., Zhejiang Tiandidaochuan Parking Equipment Co., Ltd., Shanghai Tiandiricheng Parking Lots Management Co., Ltd., Shanghai Yufeng Information Technology Co., Ltd., Shanghai Tiandi Puji Parking Management Co., Ltd. Shanghai Tiandidaochuan Parking Equipment Installation Co., Ltd., and Zhejiang Xinfeng Trade Co., Ltd. Except as a party to the Agreement, the Buyer has no current or prior relationship with the Company and has no family relationship with any of the Company’s directors or officers. As a result of this transaction, the Company has discontinued its cubic parking garage business and maintenance services in mainland China. Hua Chen Intelligent Technology Co., Limited and its subsidiaries have been retrospectively reclassified as discontinued operations in all periods presented in the consolidated financial statements.

As of December 31, 2025, the Company’s subsidiaries are as follows:

			Percentage of
			direct/indirect
	Date of	Jurisdiction of	Economic
Subsidiaries	Incorporation	Formation	Ownership
Yu He Chuang Co., Ltd (“YHC HK”)	April 1, 2025	Hong Kong	100.00%
Chuang Yu He (Shanghai) Industrial Co., Ltd. (“CYH Shanghai”)	June 12, 2025	Shanghai	100.00%
Hangzhou Zhihuichong Technology Co., Ltd. (“Hangzhou ZHC”)	November 20, 2025	Zhejiang	90.00%
Jiaxing Xuchen Technology Co., Ltd. (“Jiaxing XC”)	September 9, 2025	Zhejiang	100.00%

The Company, through a series of transactions which are accounted for as a reorganization of entities under common control (the “Reorganization”), became the ultimate parent of its subsidiaries. The reorganization involved: the formation of the Company’s wholly-owned subsidiary-YHC HK and YHC HK’s wholly owned subsidiary — CYH Shanghai.

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

Cash and cash equivalents

Cash and cash equivalents represent cash at bank which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

The Company maintains most of its bank accounts in the PRC.

Accounts receivable

Accounts receivable are presented net of allowance for credit losses.

Accounts receivable are recorded at the gross billing amount less an allowance for any uncollectible accounts due from the customers. Accounts receivable do not bear interest.

Since January 1, 2023, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Company changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets.

The Company maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the consolidated statements of comprehensive income(loss). The Company assesses collectability by reviewing accounts receivable on aging schedules because the accounts receivable were primarily consisted of receivables arising from sales of our products. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for expected credit.

As of December 31, 2025 and 2024, there is no allowance for credit losses balances from continuing operations.

Prepaid expenses and other current assets

Prepaid expenses and other current assets are recorded at cost less any provision for impairment.

Prepaid expenses primarily include Nasdaq membership fees, which are amortized on a straight-line basis over the period benefited of five years. As of December 31, 2025 and 2024, the balance of prepaid expenses from Nasdaq membership is $41,011 and nil.

Other current assets primarily consist of amounts due from third-party individuals for fund transactions and deposits for daily operations. The Company reviews the recoverability of other current assets on a regular basis and records an allowance for credit loss when collection is considered doubtful. As of December 31, 2025 and 2024, there is no allowance for credit losses balances from continuing operations.

Accounts payable

Accounts payable are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method. Accounts payable primarily consist of amounts due to suppliers and vendors for goods received in the ordinary course of business. Amounts due to related parties are separately disclosed. Due to their short-term nature, the carrying amounts of accounts payable approximate their fair values. The Company recognizes payables when the risks and rewards associated with the underlying goods have been transferred to the Company and the obligation to pay is established.

Leases

The Company adopted the new lease standard, ASC 842, Leases (Topic 842) since December 1, 2022. The Company elected the package of practical expedients permitted under the transition guidance within ASC Topic 842, which among other things, allows the Company to carry forward certain historical conclusions reached under ASC Topic 840 regarding lease identification, classification, and the accounting treatment of initial direct costs. The Company elected not to record assets and liabilities on its consolidated balance sheets for any new or existing lease arrangements with lease terms of twelve months or less. The Company recognizes lease expenses for such leases on a straight-line basis over the lease term. The Company elected the transition method which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.

Operating lease assets are included within “Right-of-use asset”, and the corresponding operating lease liabilities are included within “Lease liability-current” for the current portion, and within “Lease liability-non-current” for the long-term portion on the consolidated balance sheets as of December 31, 2025 and 2024.

The initial lease liability is equal to the future fixed minimum lease payments discounted using the Company’s incremental borrowing rate, on a secured basis. The lease term includes optional renewal periods and early termination payments when it is reasonably certain that the Company will exercise those rights. The initial measurement of the right-of-use asset is equal to the initial lease liability plus any initial direct costs and prepayments, less any lease incentives.

Impairment of Long-lived Assets

The Company reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition below are the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of December 31, 2025, 2024 and 2023.

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, short-term investments, accounts receivable, due from related parties, accounts payable, due to related parties, accrued liabilities and other payable, and taxes payable, approximate the fair value of the respective assets and liabilities as of December 31, 2025, 2024 and 2023 based upon the short-term nature of the assets and liabilities.

Discontinued operations

A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, should be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) have a major impact on an entity’s financial results and operations. Included in the consolidated statements of operations and comprehensive income (loss), the results from discontinued operations are reported separately from the income and expense from continuing operations and prior periods are presented on a comparative basis. In order to present the financial effects of the continuing operations and discontinued operations, revenues and expenses arising from intra-group transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operations, if any.

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

According to 5-Step revenue analysis, the Company considers customer purchase orders, which in some cases are governed by master sales agreements, to be the contracts with a customer. This purchase order determination guided product sales. The Company signs master agreement with its customers which include the customer’s name, the products’ specifications, payment terms, product acceptance criteria, and other necessary information. The purchase orders, which in some cases are governed by master sales agreements, would be sent to the Company at each time of the purchase. For product, the PO (purchase order) includes types and quantities of goods to be purchased, the place of delivery, and other information relating to the purchase. The master agreement and purchase order signed between the parties create enforceable rights and obligations.

From time to time, the Company and its customers may renegotiate existing contracts to reflect changes of price and other terms. Such modifications are treated as separate contract if both of the following conditions are met:

●	The scope of the contract increases because of the addition of promised goods or services that are distinct.

●	The price of the contract increases by an amount of consideration that reflects the entity’s standalone selling prices of the additional promised goods and any appropriate adjustments to that price to reflect the circumstances of the particular contract.

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

For product, the Company typically provides 2 years warranty and, under the warranty term, the Company is obligated to either fix the defective product or exchange for functioning products for the portion of defective products without charges. However, within two years, if the failure is caused by the customer’s improper use, then the Company repairs, the customer needs to provide parts and labor costs to the Company. During the years in 2025 and 2024, there is no warranty claim by customer and the Company did not accounted provision for warranty cost.

For product sales, the transaction price of a contract is allocated to each distinct goods stated in the purchase order. The price of each distinct goods is determined by the ordered quantities and price quotation.

The summary of the Company’s total revenues by activity categories for the years ended December 31, 2025, 2024 and 2023 was as follows:

	For the Years Ended December 31,
	2025	2024	2023
Equipment structural parts	$8,445,429	$36,456,054	$25,526,870
Cubic parking garage	6,297,030	4,040,079	8,012,037
Maintenance services	149,079	429,572	584,696
Others	3,515	19,065	155,419
Total revenue	$14,895,053	$40,944,770	$34,279,022
Timing of Revenue Recognition:
Performance obligations satisfied at a point in time	$14,745,974	$40,515,198	$33,694,326
Performance obligations satisfied over time	149,079	429,572	584,696
Total Revenue	$14,895,053	$40,944,770	$34,279,022

All revenue for the years ended December 31, 2024 and 2023, as well as $8,319,958 of revenue for the year ended December 31, 2025, was included under Income from discontinued operations in the Consolidated Statement of Operations and Comprehensive (Loss) Income.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2025, 2024 and 2023. The Company does not believe there was any uncertain tax provision at December 31, 2025, 2024 and 2023.

The Company’s subsidiaries in China are subject to the income tax laws of the PRC. No income was generated outside the PRC for the fiscal years ended December 31, 2025, 2024 and 2023. As of December 31, 2024, all of the Company’s tax returns of its PRC operating entities remain open for statutory examination by PRC tax authorities.

Share-based compensation

ASC 718-10 requires that share-based payment transactions with employees and nonemployees, such as share options, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period.

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

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2025, 2024 and 2023, there were no dilutive shares.

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

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	For the Years Ended December 31,
	2025	2024	2023
Year-end spot rate	US$1=RMB 6.9931	US$1=RMB 7.2993	US$1=RMB 7.0827
Average rate	US$1=RMB 7.1875	US$1=RMB 7.1957	US$1=RMB 7.0467

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

Recent accounting pronouncements

In December 2025, the FASB issued ASU 2025-11, which clarifies the scope and disclosure requirements for interim financial reporting under ASC 270. The amendments introduce a principle requiring disclosure of events and transactions occurring after the end of the most recent annual reporting period that have a material impact on the entity and consolidate certain interim disclosure requirements. The amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact that adoption of this ASU will have on its interim financial statement disclosures.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments — Credit Losses (“Topic 326”): Purchased Loans (“ASU 2025-08”). The amendments expand the population of acquired loans subject to the gross-up approach, treating non-credit-deteriorated loans (excluding credit cards) as “seasoned” if purchased at least 90 days after origination or acquired in a business combination. ASU 2025-08 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact that adoption of this ASU will have on its interim financial statement disclosures.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (“Topic 815”) and Revenue from Contracts with Customers (“Topic 606”): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract (“ASU 2025-07”). ASU 2025-07, expands an existing scope exception under Topic 815 to exclude non-exchange-traded contracts where the underlying is based on the operations or activities specific to one of the contract parties. The Company is currently evaluating the impact of this ASU on its financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). The amendments in ASU 2025-05 provide entities with a practical expedient to simplify the estimation of expected credit losses on current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606, Revenue from Contracts with Customers (“ASC 606”) by allowing the assumption that current conditions as of the balance sheet date will not change during the remaining life of the asset. ASU 2025-05 is effective for the Company for its for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company is currently evaluating the impact ASU 2025-05 will have on its financial statements.

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

NOTE 3 — DISCONTINUED OPERATIONS AND DECONSOLIDATION

In accordance with ASC 205-20 Presentation of Financial Statements: Discontinued Operations, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major impact on an entity’s operations and financial results when the components of an entity meets the criteria in ASC paragraph 205-20-45-10. In the period in which the component meets the held for sale or discontinued operations criteria the major assets, other assets, current liabilities and non-current liabilities shall be reported as a component of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the income (loss) of continuing operations.

Disposition of a Subsidiary:

On December 22, 2025, the Company and Hua Chen Intelligent Technology Co., Limited, a company formed under the laws of Hong Kong and a subsidiary of the Company (the “Target”) entered into a share purchase agreement (the “Agreement”) with an unrelated third party, Chen Yi San (the “Buyer”). Pursuant to the Agreement, the Company agreed to sell and the Buyer agreed to purchase all the issued and outstanding shares of the Target at a purchase price of $50,000, which sale includes the sale of the Target’s subsidiaries, including Huachen AI Technology (Zhejiang) Co., Ltd., Zhejiang Huachen Technology Co., Ltd., Shanghai Tiandidaochuan Parking Equipment Manufacturing Co., Ltd., Zhejiang Tiandidaochuan Parking Equipment Co., Ltd., Shanghai Tiandiricheng Parking Lots Management Co., Ltd., Shanghai Yufeng Information Technology Co., Ltd., Shanghai Tiandi Puji Parking Management Co., Ltd. Shanghai Tiandidaochuan Parking Equipment Installation Co., Ltd., and Zhejiang Xinfeng Trade Co., Ltd. Except as a party to the Agreement, the Buyer has no current or prior relationship with the Company and has no family relationship with any of the Company’s directors or officers.

The subsidiary comprises our market development and clinical-related business operating segment. As a result of the planned disposition of the subsidiary, the market development and clinical-related business operating segment meets the held for sale criteria of ASC 205-20. Accordingly, the historical results of operations of the market development and clinical-related business operating segment has been reflected as discontinued operations in our consolidated financial statement for all periods prior to the Agreement on December 22, 2025.

As a result of the sale of the subsidiary completed during the period ended December 31, 2025, the Company deconsolidated the subsidiary as of December 31, 2025. Therefore, the Company reported no assets or liabilities of the subsidiary as of December 31, 2025 and recognized a net loss on deconsolidation of $22,119,583, which has been reflected as a component of other (expense) income on the accompanying consolidated statements of operations and comprehensive income (loss).

Summary Reconciliation of Discontinued Operations

The following tables present the balance sheets and the results of operations of the Company classified as discontinued operations for the periods presented:

HUA CHEN INTELLIGENT TECHNOLOGY CO., LIMITED AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	As of December 31, 2025	As of December 31, 2024
	US$	US$
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$-	$28,145
Accounts receivable, net	-	19,498,525
Other receivables - related parties	-	1,204,797
Other receivables, net	-	3,857,418
Prepayments	-	8,650,189
Inventories, net	-	1,427,716
TOTAL CURRENT ASSETS	-	34,666,790

Plant and equipment, net	-	8,904,131
Right-of-use asset, net	-	13,826
Deferred tax assets	-	187,392
Land-use rights, net	-	2,068,275
Intangible assets, net	-	11,849
TOTAL NON-CURRENT ASSETS	-	11,185,473
TOTAL ASSETS	$-	$45,852,263

CURRENT LIABILITIES:
Short-term bank loans	$-	$8,624,210
Accounts payable	-	2,680,301
Accrued liabilities and other payables	-	929,387
Deposit received	-	29,275
Taxes payable	-	842,332
Other payables - related parties	-	101,380
Lease liability	-	14,770
TOTAL CURRENT LIABILITIES	-	13,221,655

Long-term bank loan	-	2,920,942
Long-term account payable	-	1,654,129
TOTAL NON-CURRENT LIABILITIES	-	4,575,071
TOTAL LIABILITIES	-	17,796,726

SHAREHOLDERS’ EQUITY
Additional paid-in capital	-	3,862,919
Retained earnings	-	16,952,112
Accumulated other comprehensive loss	-	(4,792,129)
TOTAL HUACHEN CAYMAN SHAREHOLDERS’ EQUITY	-	16,022,902
Non-controlling interest	-	12,032,635
TOTAL SHAREHOLDERS’ EQUITY	-	28,055,537

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$-	$45,852,263

HUA CHEN INTELLIGENT TECHNOLOGY CO., LIMITED AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended December 31,
	2025	2024	2023
REVENUE
Revenue	$8,319,958	$40,944,770	34,279,022

Total revenue	8,319,958	40,944,770	34,279,022

COST OF REVENUE AND RELATED TAX	5,606,134	35,226,302	28,072,748

GROSS PROFIT	2,713,824	5,718,468	6,206,274

OPERATING EXPENSES
Selling and marketing expenses	489	172,677	159,303
General and administrative expenses	1,278,226	2,830,090	2,991,355
Research and development expenses	43,860	378,793	457,523
Total operating expenses	1,322,575	3,381,560	3,608,181

INCOME FROM OPERATIONS	1,391,249	2,336,908	2,598,093

OTHER INCOME (EXPENSE)

Interest expense, net	(22,494)	(608,851)	(815,657)
Other income, net	56,376	183,866	234,884
Total other income(expense), net	33,882	(424,985)	(580,773)
INCOME BEFORE INCOME TAX PROVISION	1,425,131	1,911,923	2,017,320

INCOME TAXE EXPENSE	6	322,414	1,220

INCOME FROM DISCONTINUED OPERATIONS	1,425,125	1,589,509	2,016,100

Net income attributable to the noncontrolling interest	331,626	15,880	195,140

Net income attributable to common shareholders	1,093,499	1,573,629	1,820,960
OTHER COMPREHENSIVE INCOME
Foreign currency translation loss	(4,792,129)	(395,067)	(1,770,360)
Other comprehensive loss, net of tax	(4,792,129)	(395,067)	(1,770,360)
TOTAL COMPREHENSIVE (LOSS) INCOME FROM DISCONTINUED OPERATIONS	(3,367,004)	$1,194,442	245,740

NOTE 4 — ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	As of
	December 31,	December 31,
	2025	2024
Accounts receivable	$7,070,814	$-

Accounts receivable, net is stated at the historical carrying amount net of write-offs and allowance for credit losses. Upon the closing of these divestiture transactions, the accounts receivable balances associated with the disposed entities were removed from the Company’s consolidated balance sheets. Consequently, the accounts receivable and allowance for credit losses previously maintained for these receivables was also eliminated. The remaining balance of $7,070,814 as of December 31, 2025, represents accounts receivable generated from the business operations of a newly established subsidiary during the current fiscal year. There was no impairment noted as of December 31, 2025.

For accounts receivable, approximately 83%, or $5.7 million of the date of issuance of the consolidated financial statements balance have been subsequently collected.

NOTE 5 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of
	December 31,	December 31,
	2025	2024
Prepaid expenses and other current assets
Prepaid expenses	$41,011	$-
Other receivables	60,333	-
Total	$101,344	$-

Prepaid expenses and other current assets are composed of other receivables and prepaid expenses. Other receivables are mainly composed of lease deposits, short-term advances for business expenses, petty cash floats, and minor temporary borrowings for third-party individual and employees. The largest proportion is disposal proceeds which remains uncollected, accounting for 83%, $50,000.

Prepaid expense is Nasdaq membership. The membership is amortized using the straight-line method. Its cost was recorded in February 2025 with the original purchase value approximately $50,986. Amortization amounted to $9,975 as of December 31, 2025, and the unamortized portion of Nasdaq membership is $41,011.

NOTE 6 — LEASE

The Company has one lease contract was for the company’s office space, located on Room 201, 2nd Floor, No. 6395 Hutai Road, Baoshan District, Shanghai, China., the original leases are from August 1, 2025 to September 30, 2027, and the leaseholder is Shanghai Yuanbang Enterprise Management Co., Ltd. For lease liability, the Company has classified current portion and non-current portion liabilities. Total lease liability equals the total amount of present value of future lease payments. Current portion equals the present value of the future 12 months lease payments. Non-current portion equals the remaining of lease liability balance.

Supplemental balance sheet information related to operating leases was as follows:

	As of
	December 31,	December 31,
	2025	2024
Right-of-use asset, net	$39,552	$-

Lease liability – current	24,229	-
Lease liability – non-current	18,735	-
Total	$42,964	$-

The weighted average discount rates and lease cost for all of operating leases were as follows as of December 31, 2025

	December 31,	December 31,
Weighted average discount rates and lease cost:	2025	2024
Weighted average discount rate	3.50%	3.50%

Operating lease cost	9,485	-

The following table presents maturity of lease liability as of December 31, 2025:

As of
December 31,
Twelve months ending December 31,	2025
FY2026	$25,346
FY2027	19,010
Total future minimum lease payments	44,356
Less: imputed interest	(1,392)
Present value of lease liability	$42,964

NOTE 7 — RELATED PARTY TRANSACTIONS

Due from related party consists of the following:

		As of
Name	Related party relationship	December 31, 2025	December 31, 2024
Zhejiang TD Parking	Under common control of Bin Lu	$4,779,184	$-
Total due from related party		$4,779,184	$-

The Company has historically provided interest-free advances to related parties for business purposes. These advances are non-interest bearing and due on demand, and are recorded as amounts due from related parties in the consolidated financial statements. Management periodically evaluates the collectability of these receivables based on the related parties’ financial condition and repayment history. Management believes the outstanding balances are fully collectible as of the balance sheet date, and accordingly, no allowance for doubtful accounts has been recognized.

Due to related parties consists of the following:

		As of
Name	Related party relationship	December 31, 2025	December 31, 2024
Guowei Xie	Director of Jiaxing XC and CYH Shanghai	19,728	-
Chenjie Hong	Director of Hangzhou ZHC	1,859	-
Bin Lu	Principal shareholder, Director, Juridical person	-	1,440
Total due to related parties		$21,587	$1,440

As of December 31, 2025 and 2024, the balance due to related parties was used for working capital during the Company’s normal course of business. These advances are non-interest bearing and due on demand.

NOTE 8 — TAXES

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

Huachen HK is subject to Hong Kong profits tax at a rate of 16.5%. However, it did not generate any assessable profits arising in or derived from Hong Kong for the fiscal years ended December 31, 2025 and 2024 and accordingly no provision for Hong Kong profits tax has been made in these periods.

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

Taxes payable consist of the following:

	As of
	December 31,	December 31,
	2025	2024
Income tax payable	$2,924	$-
Other taxes payable	56,607	-
Total taxes payable	$59,531	$-

Income tax expenses consist of the following:

	For the years ended for
	December 31,	December 31,
	2025	2024
Income tax expense	$2,844	$-

NOTE 9 — CONCENTRATIONS

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

As of December 31, 2025 and 2024, $389 and $508 of the Company’s cash was on deposit at financial institutions in the PRC. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash on bank accounts. For the years ended December 31, 2025 and 2024, the Company’s all assets were located in the PRC and the Company’s all revenues were derived from its subsidiaries located in the PRC.

As of December 31, 2025 and 2024, there is no restricted cash was on deposit at financial institutions in the PRC. Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Company’s restricted cash is substantially a cash balance on deposit required by its business partners and commercial banks.

As of December 31, 2025, three suppliers accounted for approximately 41.3% ,28.1%, and 25.5% of the Company’s total cost, respectively. As of December 31, 2024, three suppliers accounted for approximately 25.8% ,13.0%, and 10.1% of the Company’s total cost, respectively.

As of December 31, 2025, three customers accounted for 38.6%, 18.6%, and 8.9% of the Company’s total revenue, respectively. As of December 31, 2024, three customers accounted for 21.2%, 14.8%, and 13.7% of the Company’s total revenue, respectively.

NOTE 10 — SHAREHOLDERS’ EQUITY

Ordinary Shares

Huachen Cayman was established under the laws of the Cayman Islands on September 30, 2021. The original authorized number of Ordinary Shares was 50,000,000 shares with par value of US$0.001 per share which was retroactively applied as if the transaction occurred at the beginning of the period presented (see Note 1).

On August 12, 2024, Huachen Cayman effected a 1-for-800 forward split of our Ordinary Shares, cancelled certain authorized but unissued Ordinary Shares and diminished the Company’s authorized share capital. As a result, the authorized share capital of the Company is $250 divided into 200,000,000 shares of a par value of $0.00000125. 30,000,000 shares were issued and outstanding as of December 31, 2024.

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

On February 4, 2025, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Benjamin Securities, Inc., as the representative of the underwriters listed on Schedule 1 thereto, in connection with the initial public of 1,500,000 ordinary shares, par value $0.00000125 per share, of the Company (the “Ordinary Shares”) at an offering price of $4.00 per share (the “Public Offering Price”). Pursuant to the Underwriting Agreement, the Company also granted the underwriters a 45-day option to purchase up to 225,000 Ordinary Shares at the Public Offering Price, less the underwriting discount, to cover over-allotment, if any (the “Over-Allotment Option”).

On March 7, 2025, the underwriters fully exercised the Over-Allotment Option to purchase an additional 225,000 Ordinary Shares. The Company received $713,500 in net proceeds from the exercise of the Over-Allotment Option, after deducting underwriting discounts and other estimated expenses payable by the Company. The closing of the Over-Allotment Option took place on March 11, 2025.

On May 20, 2025, the Company decided to increase the Company’s authorized share capital from $250 divided into 200,000,000 shares of a par value of $0.00000125 each (“Ordinary Shares”) to $500 divided into 400,000,000 Ordinary Shares, by the creation of 200,000,000 new Ordinary Shares (the “Share Capital Increase”); re-designate all of the issued and outstanding Ordinary Shares into class A ordinary shares of a par value of $0.00000125 each, each having one (1) vote per share and the other rights attached to it as set out in the Company’s amended and restated memorandum and articles of association (“Class A Ordinary Shares”) on a one-for-one basis, re-designate 50,000,000 of the authorized but unissued Ordinary Shares into class B ordinary shares of a par value of $0.00000125 each, each having thirty (30) votes per share and the other rights attached to it as set out in the Company’s amended and restated memorandum and articles of association (“Class B Ordinary Shares”) on a one-for-one basis; and re-designate all of the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares on a one-for-one basis.

As of December 31, 2025, the Company had 629,942 Class A Ordinary shares issued and outstanding. As of December 31, 2025, the Company had 533,334 Class B Ordinary shares issued and outstanding.

Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The restricted amounts as determined pursuant to PRC statutory laws totaled nil and $400,454 as of December 31, 2025 and 2024, respectively.

NOTE 11 — SEGMENT REPORTING

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

NOTE 12— COMMITMENTS AND CONTINGENCIES

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

Lease Commitments

The company’s subsidiary, CYH Shanghai has entered into one operating lease agreement with the owner to lease office space in Shanghai.

The total future minimum lease payments of property management fee and lease under the non-cancellable operating lease with respect to the office as of December 31, 2025 are payable as follows:

Lease Commitment
Within 1 year	6,314
2-5 years	4,735
Total	11,049

NOTE 13 — SUBSEQUENT EVENT

The Company has evaluated subsequent events through May 13, 2026, the date the financial statements were issued and filed with the U.S. Securities and Exchange Commission. Based on the Company’s evaluation, except as disclosed in the financial statements, no other event has occurred requiring adjustment or disclosure in the notes to the consolidated financial statements.

On April 8, 2026, the Company announced that a 1-for-30 reverse stock split of its Class A and Class B ordinary shares, which is expected to become effective at the open of business on April 13, 2026. Upon effectiveness, every thirty Class A ordinary shares with a par value of US$0.00000125 each will be consolidated into one Class A ordinary share with a par value of US$0.0000375, and every thirty Class B ordinary shares with a par value of US$0.00000125 each will be consolidated into one Class B ordinary share with a par value of US$0.0000375, reducing outstanding Class A shares from approximately 18,897,500 to approximately 629,942 and outstanding Class B shares from approximately 16,000,000 to approximately 533,334, with no fractional shares issued and any fractional shares rounded up to the next whole post-split share. Concurrently, the Company amended its Memorandum of Association to proportionately reduce the number of authorized ordinary shares to 2,083,333,334, comprising 1,666,666,667 Class A ordinary shares and 416,666,667 Class B ordinary shares, and to change the par value of post-reverse stock split ordinary shares to US$0.0000375 per share. The effects of the 1-for-30 reverse stock split have been retrospectively applied to the consolidated financial statements for fiscal years 2025, 2024 and 2023.